CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
As confidentially submitted to the U.S. Securities and Exchange Commission on December 15, 2025.
This draft Registration Statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VersaB Corp
(Exact Name of Registrant as Specified in Its Charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	6029 (Primary Standard Industrial Classification Code Number)	41-3048391 (I.R.S. Employer Identification Number)
250 Nicollet Mall, Suite 720
Minneapolis, Minnesota_55401
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Shane Tintle Eric McLaughlin Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	VersaB Corp Brent Hodge 140 Fullarton Street, Suite 2002 London, Ontario N6A 5P2 (519) 645-1919	Jeffrey M. Singer Jeff Hershenfield Stikeman Elliott LLP 199 Bay Street, Suite 5300 Toronto, Ontario M5L 1B9 (416) 869-5500

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this registration statement and the consummation of the transactions described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, VersaB Corp is omitting its audited financial statements for the year ended October 31, 2025 because VersaB Corp intends to amend the registration statement to include all financial information required by Regulation S-X, including its audited financial statements as of October 31, 2025 and for the year ended October 30, 2024 and the accompanying notes thereto at or before the date such amended registration statement is publicly filed.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary Management Information Circular/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
PRELIMINARY MANAGEMENT INFORMATION CIRCULAR/PROSPECTUS
SUBJECT TO COMPLETION, DATED            , 2026
MANAGEMENT INFORMATION CIRCULAR OF VERSABANK
AND PROSPECTUS OF VERSAB CORP
PROPOSED REORGANIZATION — YOUR VOTE IS VERY IMPORTANT
To VersaBank shareholders:
This management information circular (the “Management Circular”) is furnished in connection with the solicitation of proxies by the management of VersaBank, a Canadian Schedule I chartered bank (“VersaBank”), for use at the annual and special meeting of shareholders (the “Meeting”). The Meeting will be held in person at 1979 Otter Place, London, Ontario on April 1, 2026, at [10:30] a.m. ET for the purposes set forth below and in the accompanying Notice of Annual and Special Meeting of Shareholders.
The purpose of the Meeting is to (i) obtain shareholder approval to effect a reorganization that would, among other things, cause VersaB Corp, a Delaware corporation (the “Parent”), to become the holding company of VersaBank and its subsidiaries (the “Reorganization”), (ii) obtain shareholder approval to ratify an administrative amendment to VersaBank’s by-laws, which splits the roles of Chief Executive Officer and President (the “Administrative By-Law Amendment”), (iii) receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon, (iv) re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration (the “Auditor Appointment Proposal”), (v) elect the directors of VersaBank for the ensuing year (the “Director Election Proposal”), and (vi) transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
In summary, under the proposed terms of the Reorganization, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding shares on a one-for-one basis into an equivalent number of shares of the Parent (the “Share Exchange”) as a result of which the Parent will become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests. Following the Share Exchange, VersaBank will complete an internal reorganization that will result in VersaHoldings US Corp. and DRT Cyber Inc. becoming direct subsidiaries of the Parent.
VersaBank’s shares are currently traded on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “VBNK”. The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
The Reorganization is intended to enhance shareholder value over the long term by, among other things, increasing investor familiarity through U.S. domestic company reporting requirements and potential future index inclusion, and enabling VersaBank to compete effectively in raising the capital necessary to implement its strategic plans.
The proposal for the Reorganization is subject to the approval of not less than two-thirds of the votes cast by the holders of VersaBank’s outstanding shares, whether in person or by proxy at the Meeting. The board of directors of VersaBank has reserved the right to terminate or abandon the Reorganization at any time prior to its effectiveness, notwithstanding shareholder approval, if, among other things, it determines for any reason that the consummation of the Reorganization would not be advisable or in the best interests of VersaBank’s shareholders.

Pursuant to Section 277 of the Bank Act (Canada) (the “Bank Act”) and the reorganization agreement to be entered into by and between VersaBank and the Parent, which is attached to this Management Circular as Annex F (the “Reorganization Agreement”), registered holders of VersaBank shares have a right to dissent in respect of the Reorganization. If the Reorganization is completed and the dissent right has been validly exercised by registered holders, such holders are entitled to be paid an amount equal to the fair value of their VersaBank shares. A registered holder of VersaBank shares who wishes to dissent must ensure that a written notice of objection to the Reorganization is sent to VersaBank, 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Attention: Jeffrey M. Singer and Jeff Hershenfield, at or prior to the Meeting, and must otherwise strictly comply with the dissent procedures described in this Management Circular.
Beneficial owners of VersaBank shares who wish to dissent should be aware that only registered holders are entitled to dissent. Accordingly, beneficial owners that wish to dissent must make arrangements to either (i) become registered holders prior to the time a written objection to the Reorganization must be received by VersaBank or (ii) have the registered holders of their shares exercise the right to dissent on their behalf. It is strongly recommended that any VersaBank shareholder that wishes to exercise the right to dissent seek independent legal advice. Failure to strictly comply with the requirements set forth in Section 277 of the Bank Act may result in the loss or unavailability of the right to dissent with respect to the Reorganization. See “Appraisal and Dissenters’ Rights of VersaBank Shareholders” and Annex G to this Management Circular.
Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your shares are represented at the Meeting.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the Reorganization, the Administrative By-Law Amendment, the Auditor Appointment Proposal, and the Director Election Proposal. This Management Circular provides you with detailed information about the Reorganization to be considered at the Meeting. We urge you to read this Management Circular carefully. In particular, you should review the matters discussed in the section entitled “Risk Factors” beginning on page 23 of this Management Circular.
The Reorganization may have different tax consequences for VersaBank shareholders that reside in Canada and the United States. You are urged to carefully read the sections entitled “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”, as applicable, and to consult with your own tax advisors.
If you are a VersaBank shareholder and have any questions regarding the information contained in this Management Circular or require assistance in completing your form of proxy or voting instruction form, please contact Odyssey Trust Company, by telephone at 1-888-290-1175 (toll-free in North America) or at 1-612-482-5100 (call enabled outside of North America), or by email at shareholders@odysseytrust.com.
This Management Circular is also a prospectus under U.S. securities laws that covers the registration under the Securities Act of 1933, as amended, of the issuance of             shares of common stock of the Parent upon consummation of the Reorganization. This Management Circular is not a prospectus for purposes of the securities laws of any province or territory of Canada, and no securities regulatory authority or commission in Canada has reviewed or approved its contents.
Neither the Securities and Exchange Commission nor any state securities commission, or any similar authority in any province or territory of Canada, has approved or disapproved of these securities or determined if the Management Circular is truthful or complete. Any representation to the contrary is a criminal offense.
We appreciate your continued interest in VersaBank.
Dated as of            , 2026

Frank J.C. Newbould
Chairman of the Board

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
           , 2026
LONDON, ONTARIO

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
           , 2026
TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of VersaBank, a Canadian Schedule I chartered bank (“VersaBank”), will be held at 1979 Otter Place, London, Ontario on           , 2026, at [10:30] a.m. ET to:
(1)
consider and, if deemed advisable, vote to approve a special resolution of VersaBank (the “Reorganization Resolution”), the full text of which is set forth in Annex A to the accompanying management information circular (the “Management Circular”), to cause, among other things, VersaB Corp, a Delaware corporation (the “Parent”), to become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests (the “Reorganization Proposal”);

(2)
consider and, if deemed advisable, vote to approve a special resolution (the “Administrative By-Law Amendment Resolution”), the full text of which is in Annex B to the Management Circular, that confirms an amendment to Section 6.2 of VersaBank’s By-Law No. 1, which allows the roles and responsibilities of Chief Executive Officer and President to held by different individuals;

(3)
receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon;

(4)
re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration (the “Auditor Appointment Proposal”);

(5)
elect the directors of VersaBank for the ensuing year (the “Director Election Proposal” and, together with the Reorganization Proposal, Administrative By-Law Amendment Resolution and the Auditor Appointment Proposal, the “Proposals”); and

(6)
transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of VersaBank has fixed           , 2026, as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. Whether or not you plan to attend the Meeting, we urge you to read the Management Circular carefully.
You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to VersaBank’s transfer agent, Odyssey Trust Company, in accordance with the instructions provided in the form of proxy. Failure to submit your form of proxy by [10:30] a.m. ET on           , 2026, may result in your shares not being voted at the Meeting.
If you have received this Notice of Meeting and the Management Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form.
Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your shares are represented at the Meeting.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the Reorganization, the Administrative By-Law Amendment, the Auditor Appointment Proposal, and the Director Election Proposal.
DATED at the City of London, in the Province of Ontario, this         day of           2026.
By order of the board of directors,

Frank J.C. Newbould
Chairman of the Board

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83

i

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ABOUT THIS MANAGEMENT INFORMATION CIRCULAR AND PROSPECTUS
This Management Information Circular/Prospectus (this “prospectus/circular”) forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by VersaB Corp, a Delaware corporation (the “Parent”) and VersaBank, a Canadian Schedule I chartered bank (“VersaBank”), and relates to the shares of common stock of the Parent to be issued to VersaBank’s shareholders upon consummation of the Share Exchange (as defined and described in further detail in this prospectus/circular). It also constitutes a notice of meeting with respect to the annual and special meeting of VersaBank’s shareholders to be held on            , 2026, at [10:30] a.m. ET (the “Meeting”). VersaBank and the Parent have not authorized anyone to provide you with any information other than the information that is contained in this prospectus/circular. VersaBank and the Parent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus/circular is accurate as of any date other than the date of this prospectus/circular. Neither the mailing of this prospectus/circular to VersaBank’s shareholders, nor the issuance by the Parent of shares of its common stock in connection with the Reorganization as described in this prospectus/circular, will create any implication to the contrary. This prospectus/circular does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. This document is not a prospectus for purposes of the securities laws of any province or territory of Canada, and no securities regulatory authority or commission in Canada has reviewed or approved its contents.
BASIS OF FINANCIAL STATEMENT PRESENTATION
Following the effectiveness of the registration statement of which this prospectus/circular forms a part, VersaBank intends, subject to the approval of VersaBank’s shareholders and regulatory and stock exchange approvals, including the U.S. Federal Reserve Approvals (defined below) and the Bank Act Approvals (defined below), to (i) exchange all of its outstanding shares on a one-for-one basis into an equivalent number of shares of the Parent, as a result of which the Parent will become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests and (ii) effect certain related corporate reorganization transactions as described in this prospectus/circular (the “Reorganization”). The Parent, which was incorporated as a Delaware corporation solely to facilitate the Reorganization, will be the issuer of the shares of common stock that are the subject of the registration statement on Form S-4 of which this prospectus/circular forms a part.
Following the consummation of the Reorganization, the Parent will be a U.S. reporting issuer subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be a reporting issuer in each of the provinces and territories of Canada. The Parent will be a holding company, and VersaBank will be the predecessor of the Parent for financial reporting purposes. The Parent’s principal assets will be its direct ownership of (i) shares of VersaBank, (ii) shares of VersaHoldings US Corp. and (iii) shares of DRT Cyber Inc. (“DRTC”). As a result, the Parent will consolidate VersaBank on its consolidated financial statements. See “Proposed Organizational Structure”.
Accordingly, the registration statement of which this prospectus/circular forms a part includes certain audited annual financial statements of VersaBank, as the accounting predecessor to the Parent. Our financial statement periods presented for the years ended October 31, 2025 and 2024, within the registration statement and any amendments thereto are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
In this prospectus/circular, unless otherwise stated or the context otherwise requires, “Company”, “we”, “us”, “our” and similar references refer (i) prior to the consummation of the Reorganization, to VersaBank and its consolidated subsidiaries and (ii) subsequent to the consummation of the Reorganization, to the Parent and its consolidated subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
CURRENCY AND EXCHANGE RATES
In this prospectus/circular, all references to “$” and “USD” mean U.S. dollars, and all references to “C$” mean Canadian dollars. Any conversion from U.S. dollars to Canadian dollars (or vice versa) has been determined by converting such currencies at the foreign exchange rate published by the Bank of Canada as of the date indicated. Except as otherwise indicated, all dollar amounts in this prospectus/circular are expressed in U.S. dollars.
The following table presents, for the periods and dates indicated, certain information regarding the exchange rate expressed in U.S. dollar to Canadian dollar. The information is based on Tullett Prebon’s daily average exchange rate. Such exchange rate on [•], 2026 was C$ [•] to $1.00.
	Period End	Average(1)	Low	High
Year ended October 31, ($C per $1.00)
2024	0.7176	0.7348	0.6880	0.7368
2023	0.7206	0.7415	0.7176	0.7577
2022	0.7339	0.7772	0.7206	0.7627
2021	0.8071	0.7951	0.7205	0.8085
2020	0.7507	0.7438	0.7507	0.8309
2019	0.7597	0.7526	0.6892	0.7712

(1)
The average of the daily exchange rates during the relevant period.

NON-GAAP MEASURES
This prospectus contains certain financial measures, including return on average common equity, adjusted return on average common equity, tangible book value per common share, book value per common share, return on average total assets, adjusted net income and adjusted earnings per common share that are not required by, or prepared in accordance with, GAAP. We refer to these measures as “non-GAAP” financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with GAAP. You should be aware that our presentation of these and other non-GAAP financial measures in this prospectus or incorporated by reference herein may not be comparable to similarly titled measures used by other companies.
INDUSTRY AND MARKET DATA
This prospectus/circular includes industry and market data that we obtained from periodic industry publications, third-party studies, surveys and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus/circular, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Nonetheless, we are liable for the information included in this prospectus/circular. None of the publications, reports or other published industry sources referred to in this prospectus/circular were commissioned by us or prepared at our request, and as such, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus/circular.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This prospectus includes our trademarks, service marks and trade names such as VersaBank and the VersaBank logo, which are protected under applicable intellectual property laws and are our property or the

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
property of our subsidiaries. This prospectus may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ®, sm and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.
PRESENTATION OF SHARE CAPITAL
Unless otherwise indicated or the context otherwise requires, in this prospectus/circular the number of common shares of VersaBank, and the number of shares of common stock of the Parent to be outstanding following the consummation of the Reorganization, is based on VersaBank’s outstanding securities as of January 31, 2026, and excludes:
•
            common shares issuable upon the exercise of options outstanding under VersaBank’s equity compensation plan as of January 31, 2026; and

•
            additional common shares reserved for future issuance under VersaBank’s equity compensation plan as of January 31, 2026.

See “Description of Capital Stock” for more information.
WHERE YOU CAN FIND MORE INFORMATION
The Parent and VersaBank have filed with the SEC a registration statement on Form S-4 (File No. 333-         ) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the transactions described herein. This prospectus/circular, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information about VersaBank, the Parent and such transactions, we refer you to the Registration Statement and the exhibits filed as part of the Registration Statement. Statements contained in this prospectus/circular as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, and each statement about such contract or document is qualified in all respects by such reference.
As a result of the Reorganization, the Parent will become a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act and will be required to file periodic reports and other information with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like the Parent, that file such reports, proxy statements and other information electronically with the SEC. The address of that website is www.sec.gov. Following the consummation of the Reorganization, you can also obtain these documents, free of charge, from our website at www.versabank.com. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this prospectus/circular, and the Parent’s reports and any other information that the Parent has filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus/circular or the Registration Statement.
VersaBank also files annual, quarterly and material change reports, management circulars and other business and financial information with the applicable members of the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca. The information contained on, or that may be accessed through, SEDAR+ is not incorporated by reference into, and is not a part of, this prospectus/circular. Following the consummation of the Reorganization, the Parent will be a reporting issuer in each of the provinces and territories of Canada, and VersaBank may apply to the applicable Canadian securities regulatory authorities to cease to be a reporting issuer in each province and territory in which it is currently a reporting issuer once it is eligible to do so. Until such time as the applicable securities regulatory authorities grant such relief, VersaBank will remain a reporting issuer in each province and territory in which it is currently a reporting issuer.

v

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
In addition, you may obtain copies of this prospectus/circular and any such documents filed as an exhibit to the Registration Statement for no charge by writing or telephoning the Company, as applicable, at the following address or telephone number:
VersaB Corp	VersaBank
250 Nicollet Mall, Suite 720 Minneapolis, Minnesota 55401 Attention: Corporate Secretary Telephone: (519) 675-4201	140 Fullarton Street, Suite 2002 London, Ontario N6A 5P2 Attention: Corporate Secretary Telephone: (519) 675-4201
For timely delivery, you must request additional copies of this prospectus/circular or any other materials no later than five business days prior to the Meeting, or            , 2026.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
QUESTIONS & ANSWERS ABOUT THE REORGANIZATION
The following questions and answers briefly address some commonly asked questions related to the Reorganization, including the proposals to be presented at the annual and special meeting of VersaBank’s shareholders. The following questions and answers may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this prospectus/circular, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus/circular. You are urged to carefully read the remainder of this prospectus/circular, including the attached annexes. You should pay special attention to the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
General Questions & Answers for VersaBank Shareholders
Q:
Why are VersaBank shareholders receiving this prospectus/circular?

A:
VersaBank shareholders are receiving this prospectus/circular because they are being asked to consider and vote upon a proposal to approve certain reorganization transactions that, among other things, would cause the Parent to become the holding company of VersaBank and its subsidiaries and to succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, as described in this prospectus/circular. This prospectus/circular is furnished to VersaBank shareholders in connection with the solicitation of proxies by VersaBank management for use at the Meeting.

In addition, pursuant to the Registration Statement of which this prospectus/circular forms a part, the Parent is registering the issuance of the shares of its common stock that will ultimately be held by VersaBank shareholders upon completion of the Reorganization.
This prospectus/circular and its annexes contain important information about the transactions described herein. You should read this prospectus/circular, including the attached annexes, carefully and in its entirety.
You are also being asked to vote for certain other matters.
YOUR VOTE IS IMPORTANT. IF YOU ARE A VERSABANK SHAREHOLDER, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROSPECTUS/CIRCULAR, INCLUDING THE ATTACHED ANNEXES.
Q:
What is the Reorganization?

A:
Subject to the approval of VersaBank shareholders, VersaBank is proposing to effectuate a series of transactions that would cause the Parent to succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware.

In summary, under the proposed terms of the Reorganization, among other things, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of VersaBank’s outstanding shares for shares of the Parent (the “Share Exchange”). Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for a promissory note equal to the aggregate fair market value of such shares (the “VersaB Corp Note”), which will be subsequently distributed to the Parent as a return of capital.
VersaBank’s shares are currently traded on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “VBNK.” The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
Q:
Does the board of directors of VersaBank recommend that I vote “FOR” the Reorganization Proposal?

A:
Yes. The board of directors of VersaBank unanimously recommends that VersaBank shareholders vote for “FOR” the Reorganization Proposal.

Q:
How will VersaBank’s directors and executive officers vote?

A:
It is expected that each of VersaBank’s directors and executive officers will vote “FOR” the Reorganization Proposal. As of the close of business on           , 2026 (the “Record Date”), VersaBank’s directors and executive officers had the right to vote           shares, representing approximately    % of VersaBank shares then outstanding and entitled to vote at the Meeting.

Q:
Why is VersaBank proposing the Reorganization?

A:
The board of directors of VersaBank believes that the Reorganization will enhance shareholder value over the long term by, among other things, increasing investor familiarity through U.S. domestic company reporting requirements and potential future index inclusion, and enabling VersaBank to compete effectively in raising the capital necessary to implement its strategic plans, as described in the section entitled “The Reorganization Proposal — Principal Reasons for the Reorganization”.

Q:
What will I receive from my VersaBank shares if the Reorganization is completed?

A:
If the Reorganization is completed, each VersaBank share will be exchanged for an Exchangeable Share (as defined below) on a one-for-one basis. Immediately following the conversion of each VersaBank share into the Exchangeable Shares, the Exchangeable Shares will be transferred automatically to the Parent for:

(i)
an equivalent number of newly issued shares of common stock of the Parent on a one-for-one basis, other than those Exchangeable Shares issued upon the consummation of the Reorganization that are held by a registered shareholder who properly exercises their dissent rights (such shares, the “Dissent Shares” and such shareholder, the “Dissenting Shareholder”); or

(ii)
the right to be paid fair value for Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares.

Q:
How do I receive shares of the Parent in exchange for my shares of VersaBank?

A:
Enclosed with this prospectus/circular is a Letter of Transmittal, which is being delivered to all of VersaBank’s registered shareholders as of the Record Date as recorded on VersaBank’s share register (each, a “Registered Shareholder”). The Letter of Transmittal, when duly completed, executed and returned to Odyssey Trust Company, together with the certificate or certificates representing the holder’s VersaBank shares and any other required documents, will enable the holder of VersaBank shares to receive shares of the Parent on a one-for-one basis.

Q:
Is the Reorganization subject to any approvals?

A:
Yes. In addition to shareholder approval, the Reorganization is subject to regulatory and stock exchange approvals.

In the United States, the Reorganization must be approved by the U.S. Federal Reserve. The Parent and GBH, Inc. (“GBH”), which beneficially owned [•]% of VersaBank’s shares as of [•], 2026, must receive U.S. Federal Reserve approval under Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), to acquire the shares of VersaBank and the Parent, respectively. The Parent must also receive U.S. Federal Reserve approval under Subpart A of the U.S. Federal Reserve’s Regulation K to hold VersaBank as a foreign subsidiary. Applications for U.S. Federal Reserve Approval

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
under Section 3 of the BHC Act and Subpart A of Regulation K are expected to be submitted on      . For further information see “The Reorganization Proposal — Certain U.S. Regulatory Matters”.
In Canada, Part VII of the Bank Act sets out constraints on the ownership of banks. Specifically, Section 373(1) of the Bank Act states that no person, or entity controlled by a person, shall, without the approval of the Minister of Finance (Canada), purchase or otherwise acquire any share of a bank, or otherwise acquire control of any entity that holds any share of a bank, if the acquisition would cause the person to have a significant interest in any class of shares of the bank. “Significant interest” is defined in the Bank Act as directly holding greater than 10% of the outstanding shares of a class of shares of a bank or controlling an entity that does. In addition, Section 377.1(1) of the Bank Act states that no person shall, without the approval of the Minister of Finance (Canada), acquire control of a bank with equity of less than C$12 billion. The Reorganization will include an acquisition of a significant interest in, and control of, VersaBank by the Parent. As a result, an application under Sections 373(1) and 377.1(1) of the Bank Act is expected to be submitted on            . See “Bank Regulatory Approvals  — Bank Act Approvals — Minister of Finance (Canada)”.
Additionally, the approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”) will be required for VersaBank pursuant to Section 494(4) of the Bank Act for VersaBank to enter into related-party asset transactions as part of a restructuring in respect of its sale of issued and outstanding shares of DRTC and VersaHoldings US Corp. to the Parent in exchange for the VersaB Corp Note. In addition, approval of the Superintendent will be required for VersaBank pursuant to Section 65(1) of the Bank Act for VersaBank to issue shares in consideration of property in connection with the conversion of VersaBank’s common shares into the Exchangeable Shares. Finally, approval of the Superintendent will be required pursuant to Section 75(4) of the Bank Act for VersaBank to reduce its stated capital and distribute the amount of such reduction as a return of capital to the Parent following the Share Exchange. As a result, an application under Sections 65(1), 75(4) and 494(4) of the Bank Act is expected to be submitted on            . See “Bank Regulatory Approvals — Bank Act Approvals — Superintendent”.
VersaBank’s shares are currently traded on the TSX and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “VBNK”. The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. See “The Reorganization Proposal — Stock Exchange Considerations”.
Q:
When will I know when all required approvals have been obtained?

A:
If the Reorganization is completed, the Company will issue a press release to announce that the Reorganization has been completed and all conditions to the completion of the Reorganization have been satisfied or waived.

Q:
When will the Reorganization occur?

A:
Subject to the necessary approval of VersaBank shareholders, the U.S. Federal Reserve, the Superintendent and the Minister of Finance (Canada), the Reorganization is expected to be consummated on      , 2026. We expect to submit all necessary applications and materials to the U.S. Federal Reserve, the Minister of Finance (Canada) and the Superintendent in       .

Q:
What will happen if the Reorganization is not consummated?

A:
If the Reorganization is not consummated for any reason, VersaBank shareholders will not receive shares of the Parent, and VersaBank will continue as a publicly traded bank. Existing shareholders will retain their current equity interests, and VersaBank shares will continue to trade on both the TSX and the Nasdaq.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Q:
Do VersaBank shareholders have appraisal or dissenters’ rights if they object to the Reorganization?

A:
Under Canadian law, VersaBank shareholders have the ability to exercise dissenters’ rights in respect of the Reorganization and to be paid the fair value of their VersaBank shares. There are no appraisal or dissenters’ rights available to shareholders in connection with the Reorganization under Delaware law. See “Appraisal and Dissenters’ Rights of VersaBank Shareholders”.

Q:
What are the tax consequences of the Reorganization to VersaBank shareholders?

A:
VersaBank shareholders should carefully read the information in this prospectus/circular under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.

Subject to the qualifications set forth in this prospectus/circular, VersaBank shareholders who are resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) should be aware that the Reorganization will generally result in a taxable transaction for Canadian federal income tax purposes.
More specifically, such shareholders should generally realize a capital gain (or capital loss) upon the exchange of their Exchangeable Shares for Parent shares pursuant to the Reorganization. VersaBank shareholders who are not resident in Canada for purposes of the Tax Act and for whom their VersaBank shares and Exchangeable Shares are not “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their VersaBank shares or Exchangeable Shares pursuant to the Reorganization.
Subject to the qualifications set forth in this prospectus/circular, for U.S. federal income tax purposes we intend to treat the conversion of VersaBank shares into Exchangeable Shares of VersaBank as a tax-free reorganization under Section 368(a)(1)(E) and/or Section 1036 of the Internal Revenue Code of 1986, as amended (the “Code”) and the exchange of Exchangeable Shares for shares of the Parent as a tax-deferred exchange described in Section 351(a) of the Code (together, the “intended tax treatment”). If such treatment is sustained, holders of VersaBank shares generally would not recognize any gain or loss for U.S. federal income tax purposes on the conversion of VersaBank shares into Exchangeable Shares of VersaBank or the exchange of Exchangeable Shares for shares of the Parent. The intended tax treatment will not be binding on the IRS or any court, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth therein. No ruling has been requested from or rendered by the IRS in connection with the Reorganization. In the event that the IRS successfully challenges the intended tax treatment, the Reorganization could be a taxable transaction for U.S. federal income tax purposes and result in the recognition of taxable gain for U.S. holders (as defined below in “Certain U.S. Federal Income Tax Considerations”). Accordingly, VersaBank shareholders should consult with their tax advisors with respect to the particular tax consequences of the Reorganization to them, including the consequences of a successful challenge by the IRS.
See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for a general summary of certain Canadian federal income tax considerations and certain U.S. federal income tax considerations, respectively, relevant to VersaBank shareholders. Such summary is intended to provide only a general discussion and is not a complete analysis or description of all potential Canadian federal and U.S. federal income tax considerations and is not intended to be legal or tax advice.
VersaBank shareholders should consult their own tax advisors as to the tax consequences to them of the Reorganization having regard to their own particular circumstances.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Additional Questions & Answers About the Meeting
Q:
What is the purpose of the Meeting?

A:
The purpose of the Meeting is to (i) obtain shareholder approval for the Reorganization, (ii) receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon, (iii) re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration, (iv) elect the directors of VersaBank for the ensuing year and (v) transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Q:
Where and when will the Meeting be held?

A:
The Meeting will be held in person at 1979 Otter Place, London, Ontario on           , 2026, at [10:30] a.m. ET.

Q:
Who is entitled to vote at the Meeting?

A:
Only VersaBank’s Registered Shareholders as of the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. VersaBank shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it to VersaBank’s transfer agent, Odyssey Trust Company, in accordance with the instructions provided in the enclosed form of proxy.

Q:
How can I attend the Meeting in person?

A:
In order to attend the Meeting in person, you must (i) be a Registered Shareholder or a duly appointed proxyholder and (ii) present government-issued photo identification (such as a driver’s license or passport). Shareholders who plan to attend and vote their shares in person at the Meeting should not complete or return the enclosed form of proxy. Their votes will be taken and counted at the Meeting. Such Registered Shareholders or duly appointed proxyholders are to register with VersaBank’s transfer agent, Odyssey Trust Company, upon their arrival at the Meeting.

Q:
Who is soliciting the vote of VersaBank shareholders?

A:
This prospectus/circular is furnished in connection with the solicitation of proxies by VersaBank’s management for use at the Meeting. VersaBank will pay for the associated costs of soliciting proxies. In addition to this prospectus/circular, VersaBank’s directors, officers and employees may also solicit proxies in person, by telephone or by other means of communication, none of whom will receive additional compensation for assisting with the solicitation. VersaBank may also reimburse brokerage firms, banks and other agents for the cost of distributing this proxy statement to Beneficial Owners (as defined below).

Q:
What are VersaBank shareholders being asked to consider and vote upon at the Meeting?

A:
The Meeting will be held to:

(1)
consider and, if deemed advisable, vote to approve a special resolution of VersaBank (the “Reorganization Resolution”), the full text of which is set forth in Annex A, to cause, among other things, the Parent to become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests (the “Reorganization Proposal”), which is composed of:

(i)
an amendment to VersaBank’s by-laws and certain transactions that will:

(a)
create a new class of exchangeable shares (the “Exchangeable Shares”);

(b)
upon the creation of the Exchangeable Shares, cause the outstanding shares of VersaBank to be exchanged for Exchangeable Shares on a one-for-one basis;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
(c)
Immediately following the conversion of each VersaBank share into the Exchangeable Shares, cause the Exchangeable Shares to be transferred automatically to the Parent for:

(A)
an equivalent number of newly issued shares of common stock of the Parent on a one-for-one basis in the case of Exchangeable Shares that are not Dissent Shares; or

(B)
the right to be paid fair value for Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares; and

(d)
following the transfer described immediately above, convert all Exchangeable Shares into shares of VersaBank;

(ii)
the sale by VersaBank of all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital, resulting in a corresponding reduction of the stated capital of VersaBank in an amount equal to such return of capital;

(2)
consider and, if deemed advisable, vote to approve a special resolution (the “Administrative By-Law Amendment Resolution”), the full text of which is in Annex B, that confirms an amendment to Section 6.2 of VersaBank’s By-Law No. 1, which allows the roles and responsibilities of Chief Executive Officer and President to held by different individuals;

(3)
receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon;

(4)
re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration (the “Auditor Appointment Proposal”);

(5)
elect the directors of VersaBank for the ensuing year (the “Director Election Proposal”); and

(6)
transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Q:
What vote is required to approve the Proposals?

A:
The Reorganization Proposal and Administrative By-Law Amendment Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of VersaBank’s outstanding shares at the Meeting. The Auditor Appointment Proposal and the Director Election Proposal must be approved by a majority of the votes cast at the Meeting by VersaBank shareholders entitled to vote. The election of directors will be conducted by cumulative voting, with the 10 nominees receiving the highest number of votes being elected.

Q:
What constitutes a quorum at the Meeting?

A:
A quorum is present at the Meeting if the holders of at least 25% of the outstanding VersaBank shares that are entitled to vote at the meeting are present in person or represented by proxyholders. As of the Record Date,           VersaBank shares would be required to achieve a quorum.

Q:
What happens if a VersaBank shareholder sells or otherwise transfers their shares of VersaBank before the Meeting?

A:
The Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your shares of VersaBank after the Record Date but before the Meeting, you will retain your right to vote at the Meeting unless the transferee obtains a proxy from you to vote those shares. If you transfer your shares of VersaBank prior to the Record Date, you will have no right to vote those shares at the Meeting.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Q:
How many votes does each VersaBank shareholder have?

A:
Each common share held by each VersaBank shareholder as of the close of business on the Record Date is entitled to one vote in respect of each matter properly coming before the Meeting, except for the election of directors for which cumulative voting is used. See “The Annual and Special Meeting of Shareholders — Director Election Proposal” for information regarding cumulative voting. As of the close of business on the Record Date, there were         outstanding VersaBank common shares. There were no preferred shares of VersaBank outstanding as of the Record Date.

Q:
When do proxies need to be submitted?

A:
To be counted, a properly executed proxy must be returned to Odyssey Trust Company in accordance with the instructions provided in the enclosed form of proxy not later than [10:30] a.m. ET on         , 2026, or if the Meeting is adjourned or postponed, not later than [10:30] a.m. ET on the day which is two business days preceding the date of the adjourned or postponed meeting (the “Proxy Submission Deadline”). The Proxy Submission Deadline may be waived by the chair of the Meeting at his discretion without notice.

Q:
What is the difference between holding shares of VersaBank as a Registered Shareholder and as a Beneficial Owner?

A:
“Beneficial Owners” are VersaBank shareholders who do not hold their VersaBank shares directly in their own name, but who hold their shares indirectly through a bank, trust company, securities broker, trustee or other entity (“Intermediaries”). Registered Shareholders are VersaBank shareholders who hold their VersaBank shares directly in their own name.

If your shares of VersaBank are registered directly in your name on the share register of VersaBank’s transfer agent, Odyssey Trust Company, you are a Registered Shareholder, and this prospectus/circular is being sent directly to you by VersaBank. You may vote the shares registered directly in your name via internet, mail, personal delivery or fax, as further described below.
If your shares of VersaBank are registered in the name of an Intermediary on the share register of Odyssey Trust Company, you are a Beneficial Owner, and this prospectus/circular is being sent to you by your Intermediary. Each Intermediary has its own mailing procedures, return instructions and deadlines for submitting proxies. Such deadlines for submission may be earlier than the Proxy Submission Deadline, and Beneficial Owners should follow such instructions closely to ensure that their shares are voted at the Meeting.
Beneficial Owners who wish to vote in person at the Meeting or appoint a person as their nominee to attend and vote on their behalf at the Meeting must provide their Intermediary with the appropriate documentation in order to be duly appointed as a proxyholder. Beneficial Owners should contact their intermediary to determine what documentation the Intermediary requires in order for such Beneficial Owner or its nominee to be appointed as proxyholder and to attend and vote their shares at the Meeting. Only after the Intermediary appoints a Beneficial Owner or its nominee as a proxyholder can that Beneficial Owner or its nominee vote shares directly at the Meeting.
Q:
How can VersaBank shareholders vote?

A:
If you are a Registered Shareholder, a properly executed proxy must be submitted using one of the following methods:

(1)
[visit https://vote.odysseytrust.com and select “LOGIN”. You will be prompted to enter the control number printed with your address to the right of your proxy form. If you vote by internet, do not mail the enclosed proxy form;

(2)
by mail or personal delivery to Odyssey Trust Company, Attention: Proxy Department, Suite 702, 67 Yonge St., Toronto, Ontario, Canada M5E 1J8; or

(3)
by fax to Odyssey Trust Company, to the attention of the Proxy Department at (800) 517-4553 (toll-free in North America).]

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
If you are a Beneficial Owner, the Intermediary through which you hold your shares will send you instructions on how to vote your shares. Please read and follow such instructions carefully to ensure that your shares are voted at the Meeting.
Q:
Can VersaBank shareholders change their vote or revoke their proxy?

A:
Yes. In addition to any other manner permitted by law, a proxy may be revoked by a Registered Shareholder by:

(1)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date at 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting; or

(2)
personally attending the Meeting and voting.

If you are a Beneficial Owner and wish to revoke your proxy, you should follow the instructions provided by your Intermediary or contact your Intermediary.
Q:
What should VersaBank shareholders do if they receive more than one set of voting materials?

A:
VersaBank shareholders may receive more than one set of voting materials, including multiple copies of this prospectus/circular and multiple proxies or voting instructions. For example, if you hold your shares in more than one brokerage account, you will receive separate voting instructions for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete all proxies and voting instructions that you receive in order to cast your vote with respect to all of your shares of VersaBank.

Q:
What should VersaBank shareholders do now?

A:
You are urged to read carefully and consider the information contained in this prospectus/circular, including the section entitled “Risk Factors”, and the annexes attached hereto. Unless you intend to vote in person at the Meeting, you should vote as soon as possible in accordance with the instructions provided in this prospectus/circular and on the enclosed form of proxy or, if you hold your shares through an Intermediary, in accordance with the instructions provided by such Intermediary.

Q:
Who can help answer VersaBank shareholders’ questions?

A:
If you are a VersaBank shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this prospectus/circular or the enclosed form of proxy, you should contact VersaBank, 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, telephone: (519) 645-1919[, or you may also contact VersaBank’s proxy solicitation agent: [•], email: [•], telephone: [•]].

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
SUMMARY
The following summary highlights selected information appearing elsewhere in this prospectus/circular and may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following summary is not meant to be a substitute for the information contained in the remainder of this prospectus/circular, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus/circular. You are urged to read carefully the remainder of this prospectus/circular, including the attached annexes, and the financial statements and the related notes appearing elsewhere in this prospectus/circular. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
The Company
VersaBank is a Canadian Schedule I chartered bank regulated by the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”) in Canada, and its wholly owned subsidiary, VersaBank USA National Association (“VersaBank USA”), is a federally chartered bank in the United States regulated by the Office of the Comptroller of the Currency (“OCC”). We became one of the world’s first fully digital financial institutions by adopting a highly efficient business-to-business banking model. We conduct deposit gathering and loan origination activities predominantly via technology-enabled electronic deposit and lending solutions for financial intermediaries, enabling them to excel in their core businesses. Additionally, through our wholly owned subsidiary, DRTC, we leverage our internally developed IT security software and capabilities to offer innovative cybersecurity products and solutions designed to address the rapidly growing volume of cyber threats constantly challenging financial institutions, multinational corporations and government entities.
Through DRTC, we have developed and own proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including our Real Bank Deposit Tokens (“RBDTs”). RBDTs are proprietary bank-issued tokenized deposits that provide superior security, stability, and regulatory compliance compared to stablecoins as highly encrypted one-for-one digital representations of actual cash on deposit with us, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. In addition, we expect our RBDTs to be eligible for conventional federal deposit insurance (subject to confirmation by regulators) and to have the legal ability to pay interest, while stablecoins issued in the United States under the GENIUS Act are not allowed to pay interest and in Canada, where stablecoin legislation has been proposed but not yet adopted, it is possible that stablecoins may become subject to similar restrictions.
As of January 31, 2026, VersaBank had total assets of $      billion, total loans of $      billion, total commercial deposits of $      billion and total shareholders’ equity of $      million.
Our Business Model
Through our proprietary financial technology, we aim to profitably and prudently address underserved segments of the Canadian and U.S. financial services markets. Our business model focuses on developing innovative, technology-based deposit and lending solutions that deliver attractive risk-adjusted returns. By leveraging our branchless, digital operating model, we provide efficient and scalable financial solutions that position us to capitalize on emerging opportunities across both the Canadian and U.S. markets. This approach enables us to deliver superior value to clients and stakeholders, driving sustainable growth, profitability and operating leverage.
We have established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC (Cybersecurity) and Digital Meteor. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the difference in nature of each business.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Digital Banking Products and Services
In our lending business, our receivable purchase program (“RPP”) is a proprietary, technology-driven funding solution designed for finance companies that provide loans and leases to consumers and small businesses for “big ticket” value purchases, such as home improvement projects, HVAC systems, and commercial or recreational equipment. The program was developed to address a long-standing need among point-of-sale (“POS”) financing companies for a consistent, efficient, and economically attractive source of capital. In Canada, we remain focused on expanding our well-established RPP portfolio by deepening relationships with existing partners, adding new participants, and capturing growth opportunities driven by broader economic recovery and continued demand for POS financing. In the United States, following our acquisition of our U.S. banking subsidiary in September 2024, we launched the RPP to serve the underserved U.S. POS financing market. We established our first U.S. RPP partnerships in 2025 and began investing in cash flow streams from those partners immediately. We are actively expanding our U.S. RPP pipeline and expect to continue adding new origination and servicing partners as the program scales. Since inception, as of January [•], 2026, we have invested in approximately $5.0 billion of POS RPP loans and leases and have realized minimal losses. We believe this underscores the quality of our origination and servicing partners, our prudent credit risk management policies and practices and the strength of our POS lending solutions.
In our deposit-taking business, we have access to diversified, low-cost sources sufficient to support our expected growth in credit assets. The majority of our Canadian and U.S. deposits are term deposits sourced through a broad network of deposit brokers, including investment dealers, wealth management firms and financial advisory firms. We do not offer term deposits directly to the public or through our websites. The fixed-term nature of these deposits provides high visibility into funding maturities, further strengthening our liquidity management. In Canada, we also source deposits from licensed insolvency trustee firms, which use our proprietary technology to integrate banking services directly with their administrative software. This integration enhances operational efficiency for clients while providing us with a lower cost of funds relative to traditional term deposits. We expect continued growth in these insolvency-related deposits in the near to medium term, supported by an anticipated increase in insolvency filings across Canada. Our stable funding base, combined with the efficiency of our technology-driven, branchless, business-to-business model, enables us to maintain a consistent net interest margin in the near term and the potential to expand that margin over time.
Cybersecurity Products and Services
Through our wholly owned subsidiary, DRTC, we offer leading in-depth cybersecurity protocols, software, and supporting systems to mitigate exposure to some cybersecurity risks that businesses, governments and other organizations face in the normal course of their operations. Early in our planning phase, we recognized an opportunity to leverage our excess capacity and scale our operations to address large-market opportunities in the cybersecurity space. This further develops innovative solutions to address the rapidly growing volume of cyber threats challenging not only financial institutions, but also multi-national corporations and government entities on a daily basis. DRTC is headquartered in Minnesota and services clients globally. We believe that DRTC’s VersaVault System and Organization Controls 2 (“SOC2”) compliant product is the world’s first digital bank vault built for clients holding digital assets, providing world-class security, privacy of secured keys and client-centric access flexibility. However, VersaVault has not yet been opened to third-party assets, and currently, it holds no assets. On November 30, 2020, DRTC acquired Digital Boundary Group Canada Inc. (“DBG”). With offices in London, Ontario, and Dallas, Texas, DBG provides corporate and government clients with a suite of IT security assurance services. These services range from external network, web and mobile app penetration testing to physical social engineering engagements along with supervisory control and data acquisition system assessments, as well as various aspects of training. DBG has obtained SOC2 Type 1 Certification which affirms that DBG’s services comply with the SOC Trust Services Criteria for Security, thereby providing customers, particularly those in regulated industries, with increased confidence in DBG’s ability to strengthen their security posture and mitigate cyber risk. As a division of DRTC, we believe that DBG will continue to strengthen our business development partner network and propel the growth and expansion of DRTC’s existing business.
Under the U.S. Federal Reserve’s approval of VersaBank’s 2024 acquisition of our U.S. banking subsidiary, VersaBank is required to cease or divest of certain activities that are impermissible for a U.S.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
bank holding company, including the cybersecurity assets within DRTC before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions, and VersaBank has initiated a process to identify and evaluate alternatives with the objective to maximize the value derived from the divestiture for shareholders.
Tokenized Digital Deposit Services
We are leveraging our proprietary technology to develop highly encrypted digital assets that combine the safety and regulatory oversight of traditional banking with the efficiency, security and flexibility of blockchain technology. Through DRTC, our RBDTs provide a trusted and regulated alternative to conventional digital assets. Our RBDTs are designed for mainstream financial applications, such as efficient payments and digital asset custody, addressing the growing demand among consumers and businesses. We view RBDT as a natural evolution in the development of secure, bank-issued digital assets. We are required to receive supervisory non-objection from the OCC prior to launching RBDT commercially in the United States.
The intellectual property, software and related assets supporting the RBDT technology are not expected to be part of any divestiture of DRTC’s cybersecurity business.
See “Business — Our Business Model”.
Transformational Business Opportunity in the United States
On August 30, 2024, we completed our acquisition of our U.S. bank subsidiary, renamed VersaBank USA National Association, marking a significant milestone in our strategic expansion in the U.S. market. VersaBank USA was acquired for $14.1 million in cash. As part of the transaction, on a consolidated basis, VersaBank acquired $68.4 million in assets and assumed $54.3 million in deposits and other liabilities. We believe this strategic transaction provides us with a robust platform to leverage our innovative financial solutions and expand our market presence.
High-Growth, Underserved Market
We believe the U.S. POS financing market represents a high-growth, underserved opportunity, with an estimated market size of over $1 trillion.
Our Competitive Advantages in the United States
We believe that there are several competitive advantages that position us to capitalize on the significant growth potential in the U.S. market, including:
•
Demonstrated Record of Achievement:   our RPP has a proven track record over 14 years in Canada, which we are now leveraging to expand our market share in the larger U.S. POS lending market.

•
Funding Cost Efficiency:   based on current market conditions, funding our balance sheet with U.S. wholesale deposits is expected to save approximately 80 basis points when compared to wholesale deposits in Canada. In addition, implementing the U.S. RPP with the same technology and credit structure used in Canada allows for higher efficiency, requiring fewer personnel to operate the business.

•
Higher Margins:   based on current market conditions, net interest margins for our U.S.-based RPP portfolio are expected to be up to 100 basis points higher on average, as compared to our Canada-based RPP portfolio.

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•
Credit Quality:   high demand for our RPP products and services allows us to be selective in partnering with U.S. originators and servicers that we believe have good credit quality and who will adhere to our prudent origination and servicing standards.

•
Branchless Digital Bank:   since our inception, we have operated VersaBank as a branchless direct-to-client commercial model via telecommunication delivery, which has enabled us to historically operate with lower overhead and expenses as compared to traditional banking models.

See “Business — Transformational Business Opportunity in the United States”.
Our Strategy
Expand Growth and Gain Market Share in the U.S. POS Lending Market
We are strategically focused on expanding our presence in the high-growth, trillion-dollar U.S. POS lending market. By leveraging our proven RPP and structure implemented in Canada, we aim to capture significant market share in the larger U.S. market. Our strategy includes forming partnerships with diverse industries and focusing on higher credit quality to promote sustainable growth. We plan to accelerate our growth by retaining more loans on our balance sheet and capitalizing on the wider margins available in the U.S. market, which, based on current market conditions, are expected to be up to 100 basis points higher than in Canada. We believe this approach not only enhances our profitability, but also strengthens our competitive position in the U.S. market.
Capitalize on Canadian Lending Growth Opportunities
As economic conditions improve, we are well-positioned to capitalize on lending growth opportunities in Canada. We expect our robust POS loan pipeline will be driven by an improved economic backdrop and stronger consumer sentiment. We anticipate significant organic growth in POS lending as our current partners increase their adoption of new POS products. Additionally, we expect significant increase in Canadian Mortgage and Housing Corporation (“CMHC”) insured mortgage drawdowns in the coming years. These CMHC-insured mortgages offer attractive spreads that are accretive to our net interest margin and carry zero risk-weighting, which we believe will further enhance our financial performance.
Tokenized Digital Deposits Opportunity
Building on our long-standing reputation for technological innovation, we are developing RBDTs as a potential ultra-low-cost source of deposit funding and as a means to enable U.S. and international financial institutions to participate confidently in the expanding field of digital commerce. To our knowledge, we are the first bank to conduct a pilot program using blockchain-based RBDTs, providing a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. Our RBDTs were previously SOC2 Type I audited and confirmed as compliant in 2022, maintain a continuously known value, and can be seamlessly transferred in exchange for other digital assets, such as Bitcoin.
See “Business — Our Strategy”.
Overview of the Reorganization
Subject to the approval of VersaBank shareholders at the Meeting and regulatory and stock exchange approvals, including the U.S. Federal Reserve Approvals and the Bank Act Approvals, VersaBank is proposing to effectuate a series of transactions that would cause, among other things, the Parent to succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware. The Reorganization is composed of an amendment to VersaBank’s by-laws and certain transactions that will:
(1)
create the Exchangeable Shares;

(2)
upon the creation of the Exchangeable Shares, cause the outstanding shares of VersaBank to be exchanged for Exchangeable Shares on a one-for-one basis;

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(3)
immediately following the conversion of each VersaBank share into the Exchangeable Shares, cause the Exchangeable Shares to be transferred automatically to the Parent for:

(i)
an equivalent number of newly issued shares of common stock of the Parent on a one-for-one basis in the case of Exchangeable Shares that are not Dissent Shares; or

(ii)
the right to be paid fair value for Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares;

(4)
following the transfer described immediately above, convert all Exchangeable Shares into shares of VersaBank; and

(5)
cause VersaBank to sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital, resulting in a corresponding reduction of the stated capital of VersaBank in an amount equal to such return of capital.

See “The Reorganization Proposal — Overview of the Reorganization”.
Information Concerning the Parent
The Parent will be incorporated for the purpose of the Reorganization and will not carry on any active business prior to the Reorganization other than in connection with the Reorganization and related matters. Following completion of the Reorganization, the Parent and its subsidiaries will carry on the business currently conducted by VersaBank and its subsidiaries.
The Meeting
The Meeting will be held at 1979 Otter Place, London, Ontario on [•], 2026, at [10:30] a.m. ET to:
(1)
consider and, if deemed advisable, vote to approve the Reorganization Resolution to cause, among other things;

(i)
the Parent to become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests (the “Reorganization Proposal”); and

(ii)
the sale by VersaBank of all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital, resulting in a corresponding reduction of the stated capital of VersaBank in an amount equal to such return of capital;

(2)
consider and, if deemed advisable, vote to approve the Administrative By-Law Amendment Resolution, approving an amendment to Section 6.2 of VersaBank’s By-Law No. 1 which allows the roles and responsibilities of Chief Executive Officer and President to be held by different individuals;

(3)
receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon;

(4)
re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration (the “Auditor Appointment Proposal”);

(5)
elect the directors of VersaBank for the ensuing year (the “Director Election Proposal”); and

(6)
transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Reorganization Proposal and the Administrative By-Law Amendment Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the Registered Holders of VersaBank’s outstanding shares at the Meeting. The Auditor Appointment Proposal and the Director Election

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Proposal must be approved by the affirmative vote of the majority of the outstanding VersaBank shares that are entitled to vote at the Meeting. The election of directors will be conducted by cumulative voting, with the ten nominees receiving the highest number of votes being elected.
Each common share held by each VersaBank shareholder as of the close of business on the Record Date is entitled to one vote in respect of each matter properly coming before the Meeting, except for the election of directors for which cumulative voting is used (see “The Annual and Special Meeting of Shareholders — Director Election Proposal”). As of the close of business on the Record Date, there were outstanding VersaBank common shares. There were no preferred shares of VersaBank outstanding as of the Record Date.
See “The Annual and Special Meeting of Shareholders — The Meeting”.
Voting Recommendation of VersaBank’s Board of Directors
After careful consideration, the board of directors of VersaBank believes that the Reorganization is in the best interests of VersaBank. The Reorganization is intended to enhance shareholder value over the long term by, among other things, increasing investor familiarity through U.S. domestic company reporting requirements and potential future index inclusion, and enabling VersaBank to compete effectively in raising the capital necessary to implement its strategic plans. The board of directors of VersaBank unanimously recommends that you vote “FOR” the approval of the Reorganization Proposal.
After careful consideration, the board of directors of VersaBank also believes that the Administrative By-Law Amendment, the Auditor Appointment Proposal and the Director Election Proposal are in the best interests of VersaBank. The board of directors of VersaBank unanimously recommends that you vote “FOR” the Administrative By-Law Amendment, the Auditor Appointment Proposal and the Director Election Proposal.
Dissenting Shareholder Rights
VersaBank shareholders have the right to dissent from the proposed Reorganization under Section 277 of the Bank Act and to be paid the fair value of their VersaBank shares, as determined by agreement or by a court. These rights are only available to Registered Shareholders and must be exercised strictly in accordance with the Bank Act. Beneficial Owners that wish to dissent must arrange to have their shares registered in their own names or instruct the registered holder to dissent on their behalf. Shareholders who vote in favor of the Reorganization Proposal will lose their right to dissent with respect to those shares.
Dissenting shareholders will cease to have any rights in respect of their shares other than the right to be paid fair value. VersaBank will make an offer to pay what it considers to be fair value, failing which either party may apply to a court to determine fair value. Court proceedings may result in delays, and the payment of interest may be ordered. Dissenting shareholders should consult their legal advisors, as failure to comply with the technical requirements of the Bank Act may result in the loss of the right to dissent.
If you wish to exercise your right to dissent, you should review the requirements summarized in this prospectus/circular carefully and consult with your legal advisor. See “Appraisal and Dissenters’ Rights of VersaBank Shareholders” and Annex G of this prospectus/circular.
Risk Factor Summary
In evaluating the Reorganization and the proposals to be considered and voted on at Annual and Special Meeting, you should carefully review and consider the risk factors discussed or referenced below and set forth under the section entitled “Risk Factors” elsewhere in this prospectus/circular summary. In particular, such risks include, but are not limited to, the following:
•
As a result of the Reorganization, we will face new challenges and administrative responsibilities, which could increase costs and adversely affect our business, financial condition and results of operations.

•
Our management team will be new to managing a U.S. domestic reporting company, and our business, financial condition and results of operations could be adversely affected if our management does not successfully execute our business plan and developmental strategies.

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•
The rights of the Parent shareholders under Delaware law will differ from the rights of VersaBank shareholders under the Bank Act.

•
Provisions in the Parent’s Proposed Organizational Documents and the DGCL might discourage, delay or prevent a change of control of the Parent or changes in management.

•
There can be no assurance that the Company will actually realize any of the benefits expected from the Reorganization or realize such benefits within the anticipated timeframe.

•
The IRS may successfully challenge the intended tax treatment of the Reorganization, in which case the Reorganization could be a taxable transaction for U.S. federal income tax purposes.

•
The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside of our control.

•
Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant adverse effect on our business, financial condition and results of operations.

•
A substantial amount of our interest income is currently derived from our Canadian POS business, and our growth is susceptible to fluctuations in general business and economic conditions within Canada.

•
The success of our strategy to develop our receivable purchase program partially depends on our ability to expand our reach in the U.S. market, and if we fail to add new U.S. POS lending partners, our business, financial condition and results of operations could be adversely affected.

•
Our business is partially dependent on the real estate market in Canada, as a significant percentage of our loan portfolio is secured by real estate.

•
We are subject to interest rate risk, which could adversely affect our business, financial condition and results of operations.

•
We operate in a competitive financial services industry and face increasing competition from a variety of traditional and new financial services providers.

•
Our liquidity could be impaired by an inability to access funding, including brokered deposits.

•
Liquidity risk could impair our ability to fund our operations and meet our obligations as they become due.

•
We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

•
We are dependent on the use of data and modeling in both our management’s decision-making and in meeting regulatory expectations.

•
Our allowance for credit losses may be inadequate to absorb losses inherent in the loan portfolio.

•
Our risk management framework may not be effective in mitigating risks or losses to us.

•
We depend on the accuracy and completeness of information provided by partners, customers and counterparties.

•
The banking industry is highly regulated, and compliance with the regulatory framework, including stringent capital requirements, and any future legislative or regulatory changes could have an adverse effect on our business, financial condition and results of operations.

•
Monetary policies and regulations of the Bank of Canada and the U.S. Federal Reserve could have an adverse effect on our business, financial condition and results of operations.

•
We may be unable to raise additional capital.

•
Regulators periodically examine our business and may require us to remediate adverse examination findings or take enforcement action against us.

•
While our exclusively business-to-business model does not include providing financing to consumers, we are subject to numerous banking and other laws and regulations designed to protect consumers, and failure to comply with such laws could lead to a wide variety of sanctions.

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•
We are subject to laws regarding privacy, information security and protection of personal information, and any violation of these laws or other incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.

•
Upon consummation of the Reorganization, we will be a bank holding company and will be dependent upon our subsidiaries for cash flow, and our ability to make cash distributions will be restricted.

•
The U.S. Federal Reserve may require us to commit capital resources to support our subsidiaries.

•
We face a risk of noncompliance with the BSA and its implementing regulations and other laws and regulations that impose anti-money laundering requirements, which could lead to civil and criminal enforcement actions.

•
Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

•
We are dependent on our management team and key employees.

•
Our success is largely dependent on our ability to successfully execute our business strategy.

•
Our reputation is critical to our business, and damage to it could have an adverse effect on us.

Certain Canadian Federal Income Tax Considerations
VersaBank shareholders should carefully read the information in this prospectus/circular under “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.
Subject to the qualifications set forth in this prospectus/circular, VersaBank shareholders who are resident in Canada for purposes of the Tax Act should be aware that the Reorganization will generally result in a taxable transaction for Canadian federal income tax purposes. More specifically, such shareholders should generally realize a capital gain (or capital loss) upon the exchange of their Exchangeable Shares for Parent shares pursuant to the Reorganization. VersaBank shareholders who are not resident in Canada for purposes of the Tax Act and for whom their VersaBank shares and Exchangeable Shares are not “taxable Canadian property” (as defined in the Tax Act) will generally not be subject to tax under the Tax Act on the disposition of their VersaBank shares or Exchangeable Shares pursuant to the Reorganization.
See “Certain Canadian Federal Income Tax Considerations” for a general summary of certain Canadian federal income tax considerations relevant to VersaBank shareholders. Such summary is not intended to be legal or tax advice.
Certain U.S. Federal Income Tax Considerations
VersaBank shareholders should carefully read the information in this prospectus/circular under “Certain U.S. Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.
Subject to the qualifications set forth in this prospectus/circular, for U.S. federal income tax purposes we intend to treat the conversion of VersaBank shares into Exchangeable Shares of VersaBank as a tax-free reorganization under Section 368(a)(1)(E) and/or Section 1036 of the Code and the exchange of Exchangeable Shares for shares of the Parent as a tax-deferred exchange described in Section 351(a) of the Code (together, the “intended tax treatment”). If such treatment is sustained, holders of VersaBank shares generally would not recognize any gain or loss for U.S. federal income tax purposes on the conversion of VersaBank shares into Exchangeable Shares of VersaBank or the exchange of Exchangeable Shares for shares of the Parent. The intended tax treatment will not be binding on the IRS or any court, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth therein. No ruling has been requested from or rendered by the IRS in connection with the Reorganization.
In the event that the IRS successfully challenges the intended tax treatment, the Reorganization could be a taxable transaction for U.S. federal income tax purposes and result in the recognition of taxable gain

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for U.S. holders (as defined below in “Certain U.S. Federal Income Tax Considerations”). Accordingly, VersaBank shareholders should consult with their tax advisors with respect to the particular tax consequences of the Reorganization to them, including the consequences of a successful challenge by the IRS.
See “Certain U.S. Federal Income Tax Considerations” for a general summary of certain U.S. federal income tax considerations relevant to VersaBank shareholders. Such summary is not intended to be legal or tax advice.
VersaBank shareholders should consult their own tax advisors as to the tax consequences to them of the Reorganization having regard to their own particular circumstances.

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SUMMARY HISTORICAL FINANCIAL DATA
The following tables present summary historical consolidated financial data for VersaBank’s business as of the dates and for the periods indicated. You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, [“Unaudited Pro Forma Combined Financial Information”] and our consolidated financial statements and the related notes appearing elsewhere in this prospectus/circular.
The historical consolidated financial statements present the results of VersaBank and its subsidiaries, which comprise all entities and operations of VersaBank prior to the consummation of the Reorganization. The historical consolidated financial statements are prepared in accordance with GAAP.
The summary consolidated financial data are not intended to replace the consolidated financial statements and are qualified in their entirety by reference to the consolidated financial statements and related notes appearing elsewhere in this prospectus/circular. The summary historical consolidated statement of income data for the fiscal years ended October 31, 2025 and 2024, summary historical consolidated balance sheet data as of October 31, 2025 and 2024 and summary historical consolidated statement of cash flows data for the fiscal years ended October 31, 2025 and 2024 were derived from our audited consolidated financial statements included elsewhere in this prospectus/circular. Our historical results are not necessarily indicative of the results expected for any future period.
Summary Consolidated Statement of Income Data
	For the Year Ended October 31,
	2025	2024
	(in thousands of USD)
Interest Income
Credit Assets	$	$194,393
Investment Securities
Taxable Interest		15,771
Tax-Exempt Interest		—
Other		457
Total Interest Income	$	$210,621
Interest Expense
Deposits		130,085
Subordinated Notes		4,166
Other		488
Total Interest Expense	$	$134,739
Net Interest Income	$	$75,882
Provision for Credit Losses		85
Net Interest Income After Provision for Credit Losses	$	$75,797
Non-Interest Income
Investment Securities Gain (Loss)		—
Other Income	$	$8,550
Total Non-Interest Income	$	$8,550
Non-Interest Expense
Salaries and Employee Benefits	$	$24,304
General and Administrative		14,700
Premises and Equipment		3,564

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	For the Year Ended October 31,
	2025	2024
	(in thousands of USD)
Other Non-Interest Expense		2,476
Total Non-Interest Expense	$	$45,044
Income Before Income Tax Expense	$	$39,303
Income Tax Expense	$	$12,104
Net Income	$	$27,199

Summary Consolidated Balance Sheet Data
	As of October 31,
	2025	2024
	(in thousands of USD)
Assets
Cash and Cash Equivalents	$	$161,642
Investment Securities Available-for-Sale		212,065
Investment Securities Held-to-Maturity		12,657
Credit Assets, Net of Allowance for Credit Losses		3,029,961
Premises and Equipment, Net		17,142
Goodwill		8,225
Intangible Assets, Net		10,516
Other Assets		17,381
Total Assets	$	$3,469,589
Liabilities
Deposits		2,969,181
Subordinated Notes Payable		73,556
Cash Reserves on Loan and Lease Receivables		122,860
Other Liabilities		19,298
Total Liabilities	$	$3,184,895
Shareholders’ Equity
Common Shares	$	$183,467
Additional Paid-in Capital		1,898
Retained Earnings		129,921
Accumulated Other Comprehensive Income (Loss), Net of Tax		(30,592)
Total Shareholders’ Equity	$	$284,694
Summary Consolidated Statement of Cash Flows Data
	For the Year Ended October 31,
	2025	2024
	(in thousands of USD)
Net Cash Provided By (Used In) Operating Activities	$	$24,580
Net Cash Provided By (Used In) Investing Activities		(328,286)
Net Cash Provided By (Used In) Financing Activities		369,830

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Summary of Unaudited Pro Forma Combined Financial Information
The following table presents the Company’s unaudited pro forma combined statement of income data for the year ended October 31, 2025 and reflect VersaBank’s historical financial statements adjusted for the pro forma effects of the Reorganization as described under “The Reorganization Proposal”.
The unaudited pro forma combined statements of operations for the year ended October 31, 2025 give pro forma effect to the Reorganization as if it had occurred on November 1, 2024. The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the Company appearing elsewhere in this prospectus/circular and the accompanying notes thereto. See “Unaudited Pro Forma Combined Financial Information”.
For the Year Ended October 31, 2025
(in millions of USD)
[•]
[•]
[•]
[•]
[•]
[•]
[•]
[•]

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and in other sections of this prospectus/circular that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue”, the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors”. You should specifically consider the numerous risks outlined under “Risk Factors”.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•
our future financial performance, including our ability to maintain profitability;

•
anticipated trends, growth rates and challenges in our business and the markets in which we operate, including point-of-sale financing;

•
our failure to adhere to complex and evolving governmental laws and regulations;

•
increased expenses associated with being subject to the Exchange Act, Nasdaq listing rules and other U.S. regulation as a U.S. domestic reporting company and a domestic U.S. bank holding company;

•
our management team’s limited experience managing a U.S. domestic reporting company;

•
our dependence on revenue from POS lending in Canada and our exposure to fluctuations in general business and economic conditions within Canada;

•
the success of our strategy to develop our RPP in the U.S. market;

•
our exposure to fluctuations in interest rates and/or foreign exchange rates;

•
our ability to access short-term funding, including brokered deposits, or any unforeseen outflow of cash;

•
our ability to fund our operations and meet our obligations as they become due;

•
the actual or perceived soundness or condition of other financial institutions;

•
the adequacy of our allowance for credit losses to absorb losses inherent in the loan portfolio;

•
the effectiveness of our risk management framework;

•
the monetary policies and regulations of the Bank of Canada and the U.S. Federal Reserve;

•
any challenges by the IRS to the intended tax treatment of the Reorganization;

•
our ability to realize any benefit from the Reorganization or the proposed organizational structure; and

•
the other risk factors described under “Risk Factors”.

The foregoing list may not contain all of the forward-looking statements made in this prospectus/circular. The forward-looking statements contained in this prospectus/circular are not guarantees of future performance and our actual results of operations, financial condition or liquidity and the development of the industry and markets in which we operate may differ materially from the forward-looking statements

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contained in this prospectus/circular. In addition, even if our results of operations, financial condition or liquidity and events in the industry and markets in which we operate are consistent with the forward-looking statements contained in this prospectus/circular, they may not be predictive of results or developments in future periods.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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RISK FACTORS
Investing in our shares involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus/circular before deciding to invest in our shares. Additionally, new risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect financial performance.
If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our shares could decline and you could lose all or part of your investment.
Risks Related to the Reorganization
As a result of the Reorganization, we will face new challenges and administrative responsibilities, which could increase costs and adversely affect our business, financial condition and results of operations.
Upon consummation of the Reorganization, we will no longer be a “foreign private issuer” and will be required to comply with all of the provisions applicable to a U.S. domestic issuer under the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Nasdaq listing rules, and the rules and regulations implemented by the SEC. The expenses incurred by U.S. domestic issuers for reporting and corporate governance purposes have been increasing. While we are already subject to a complex regulatory environment, and other savings will be available to us, becoming subject to different regulation may result in increased costs and more time-consuming activities.
As a result of becoming subject to different regulation upon consummation of the Reorganization, we will need to:
•
institute a more comprehensive compliance framework;

•
prepare financial statements in accordance with GAAP, rather than International Financial Reporting Standards;

•
update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;

•
prepare and distribute periodic public reports in compliance with our obligations under U.S. securities laws;

•
revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using Inline eXtensible Business Reporting Language;

•
involve and retain to a greater degree outside counsel and accountants in the above activities; and

•
enhance our investor relations function.

While VersaBank is already a highly regulated financial services institution, upon Reorganization we may, for example, experience higher-than-anticipated operating expenses and higher independent auditor and consulting fees, and we will need to hire additional qualified personnel to continue to satisfy applicable public-company requirements. We are currently required to expend considerable time and resources with respect to our compliance with public company regulations, and following the consummation of the Reorganization, we expect that the costs associated with such compliance will increase. Any such costs could adversely affect our business, financial condition and results of operations.
In addition, our ultimate parent company is currently VersaBank, a Canadian bank subject to OSFI’s consolidated regulation and supervision. While VersaBank is currently a U.S. bank holding company subject to regulation by the U.S. Federal Reserve, as a foreign bank certain U.S. bank regulatory requirements do not apply to it and U.S. Federal Reserve supervision is generally limited to the U.S. activities of its non-bank

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
subsidiaries, with the OCC serving as the primary supervisor of VersaBank USA. Upon consummation of the Reorganization, our ultimate parent holding company will become a domestic U.S. bank holding company that is subject to the U.S. Federal Reserve’s consolidated regulation and supervision. Compliance with additional U.S. regulatory requirements and the U.S. Federal Reserve’s supervisory expectations may require significant attention from our senior management and could divert their attention away from the day-to-day management of our business. As such, the laws, regulations and supervisory expectations applicable to us may differ following the Reorganization in ways that may adversely affect our business, financial condition and results of operations.
Our management team will be new to managing a U.S. domestic reporting company, and our business, financial condition and results of operations could be adversely affected if our management does not successfully execute our business plan and developmental strategies.
Our management team has limited experience managing a U.S. domestic reporting company, preparing financial statements in accordance with GAAP and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. domestic issuer subject to regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. We will remain listed on the TSX for a period of time following the consummation of the Reorganization, and we expect to continue to be subject to certain Canadian securities laws that require us to file reports and other information on SEDAR+, and will therefore be subject to increased, and at times, competing, governance and reporting obligations. These new obligations will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
Further, some members of our management team are expected to join the Parent to facilitate our transition to being a U.S. domestic issuer and will need to be successfully integrated in order to effectively execute our business plan and developmental strategies. The process of transitioning our new members into our business is complex and time-consuming. This may impact our ability to collectively respond to issues in a quick and efficient manner. If our management team is unable to develop a business strategy that can be executed in a successful manner, it could adversely impact our business, financial condition and results of operations.
The rights of the Parent shareholders under Delaware law will differ from the rights of VersaBank shareholders under the Bank Act.
If the Reorganization is consummated, existing VersaBank shareholders will become shareholders of the Parent. The proposed certificate of incorporation of the Parent (the “Proposed Charter”) and the proposed bylaws of the Parent (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) to be in effect following the Reorganization and the Delaware General Corporation Law (the “DGCL”) contain provisions that differ in some respects from those in VersaBank’s existing organizational documents and Canadian law and, therefore, some rights of the shareholders following the Reorganization could differ from the rights that VersaBank shareholders currently have. For example, the Bank Act requires the approval of two-thirds of the votes cast by shareholders for significant corporate actions that Delaware law only requires a simple majority for. Additionally, approval by the Minister of Finance (Canada) is required for certain corporate actions, such as an amendment to the incorporating instrument. As a result, some of these differences could provide less protection to shareholders and give more discretion to the Parent’s directors and officers.
For a more detailed description of the current rights of VersaBank shareholders and how they may differ following the Reorganization, see “The Reorganization Proposal — Change in Governing Law”. Forms of the Proposed Organizational Documents are attached as Annexes C and D, and we urge you to read them.

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Provisions in the Parent’s Proposed Organizational Documents and the DGCL might discourage, delay or prevent a change of control of the Parent or changes in management.
The Parent’s Proposed Organizational Documents contain provisions that could discourage, delay or prevent a change in control of the Parent or changes in management that the shareholders of the Parent may deem advantageous. These provisions include:
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the ability of the Parent’s board of directors to amend the bylaws, which may allow the Parent’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;

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the ability of a majority of the Parent’s board of directors then in office to fill vacancies and newly created directorships at their sole discretion;

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the limitation of the liability of, and the indemnification of, the Parent’s directors and officers;

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the ability of the Parent’s board of directors to control the procedures for the conduct and scheduling of board of directors and shareholder meetings;

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advance notice procedures with which shareholders must comply to nominate candidates to the Parent’s board of directors or to propose matters to be acted upon at a shareholders’ meeting, which could preclude shareholders from bringing matters before annual or special meetings of shareholders and delay changes in the Parent’s board of directors, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Parent; and

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require supermajority approvals to remove the protective provisions listed above or to amend the Proposed Organizational Documents.

Such provisions could impede any merger, consolidation, takeover or other business combination involving the Parent or any of its subsidiaries or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Parent or its subsidiaries. See “The Reorganization Proposal — Change in Governing Law”.
The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between the Parent and its shareholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaints asserting a cause of action under the Securities Act or the Exchange Act, which could limit shareholders’ ability to choose the judicial forum for disputes with the Parent or its directors, officers or employees.
The Proposed Charter, which will be in effect upon consummation of the Reorganization, will provide that, unless the Parent consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Parent, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of the Parent to the Parent or the Parent’s shareholders, (iii) any action arising pursuant to any provision of Delaware law, the Proposed Charter or the Proposed Bylaws, or as to which Delaware law confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware).
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Parent or its directors, officers, or other employees, which may discourage lawsuits against the Parent and its directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
There can be no assurance that the Company will actually realize any of the benefits expected from the Reorganization or realize such benefits within the anticipated timeframe.
Anticipated benefits of the Reorganization include lower costs, increased access to capital, and expanded growth opportunities. However, the Reorganization is complex and time-consuming, and there can be no assurance that we will realize any of the expected benefits within the anticipated timeframe or at all. If the anticipated benefits are not achieved, we will have expended significant management time and substantial financial and other resources in connection with the Reorganization without corresponding returns to the Company or its shareholders. Any such failure to realize the expected benefits could adversely affect our business, financial condition, results of operations, and the trading price of our common stock.
The IRS may successfully challenge the intended tax treatment of the Reorganization, in which case the Reorganization could be a taxable transaction for U.S. federal income tax purposes.
We intend to treat the conversion of VersaBank shares into Exchangeable Shares of VersaBank as a tax-free reorganization under Section 368(a)(1)(E) and/or Section 1036 of the Code, as amended (the “Code”) and the exchange of Exchangeable Shares for shares of the Parent as a tax-deferred exchange described in Section 351(a) of the Code (together, the “intended tax treatment”).
If such treatment is sustained, holders of VersaBank shares generally would not recognize any gain or loss for U.S. federal income tax purposes on the conversion of VersaBank shares into Exchangeable Shares of VersaBank or the exchange of Exchangeable Shares for shares of the Parent. The intended tax treatment will not be binding on the IRS or any court, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth therein. No ruling has been requested from or rendered by the IRS in connection with the Reorganization. In the event that the IRS successfully challenges the intended tax treatment, the Reorganization could be a taxable transaction for U.S. federal income tax purposes and result in the recognition of taxable gain for U.S. holders (as defined below in “Certain U.S. Federal Income Tax Considerations”). Accordingly, you should consult with your tax advisor with respect to the particular tax consequences of the Reorganization to you, including the consequences of a successful challenge by the IRS.
Our effective tax rate may change as a result of the Reorganization, including due to the imposition of U.S. federal income taxes on our non-U.S. operations.
Following the Reorganization, the Parent will be the U.S. owner of VersaBank and will indirectly own 100% of the equity of certain non-U.S. corporate subsidiaries currently owned, directly or indirectly, by VersaBank. These non-U.S. subsidiaries of the Parent, including VersaBank, will be treated as controlled foreign corporations for U.S. tax purposes (“CFCs”), and as the United States shareholder of such CFCs, the Parent will be subject to U.S. federal income taxation with respect to the earnings of such CFCs. Under the present structure, although certain of VersaBank’s non-U.S. subsidiaries are CFCs, VersaBank itself is not a CFC, and there is no entity in the VersaBank group that currently is subject to United States federal income taxation resulting from the status of the non-U.S. subsidiaries as CFCs. Accordingly, because of the Reorganization, the VersaBank group of companies will have additional U.S. federal income tax liability, potentially in significant amounts, with respect to the group’s non-U.S. operations.
Specifically, under U.S. CFC rules, a “United States shareholder” of a CFC generally must include annually as ordinary income its pro rata share of its CFC’s “subpart F income” and “global intangible low-taxed income” (following the effective date of the OBBBA (defined below), “net CFC tested income”) and, to the extent an exemption is not available, amounts attributable to investments by the CFC in “United States property,” even if no distributions are made by the non-U.S. subsidiaries to the shareholder. It is possible for such income to be offset by foreign tax credits, to the extent available. Additionally, although U.S. federal tax rules include a broad exemption from U.S. federal income tax for dividends received by U.S.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
corporations such as the Parent from their non-U.S. subsidiaries, there may be circumstances in which actual or deemed distributions from VersaBank to the Parent are taxable to the Parent for U.S. federal income tax purposes.
VersaBank currently owns equity interests, directly or indirectly, in U.S. subsidiaries of the VersaBank group of companies. After the Reorganization, VersaBank’s ownership of such entities will result in a “sandwich” structure (where the Parent as a U.S. entity owns VersaBank, a non-U.S. entity, which itself owns other U.S. entities). Such equity ownership of U.S. affiliates by a CFC after the Reorganization constitutes an investment in United States property by VersaBank that could give rise to deemed dividend taxable income to the Parent. VersaBank is currently assessing the ongoing costs of maintaining that sandwich structure, compared to the potential U.S. tax costs to the Parent of unwinding the structure shortly after the Reorganization. Among other things, if the sandwich structure is maintained, VersaBank and the Parent may be subject to additional U.S. tax leakage on any cash flows that are sourced from VersaBank’s U.S. operating subsidiaries.
Further, on July 4, 2025, the bill referred to as the One Big Beautiful Bill Act (the “OBBBA”) was enacted into law in the United States. The OBBBA made certain changes regarding the taxation of CFC income. There are still significant aspects of the OBBBA that are unclear or for which further guidance is expected, and both the timing and contents of any such future guidance are uncertain.
Changes to the U.S. federal income tax laws are proposed regularly and there can be no assurance that, if enacted, any such changes would not have an adverse impact on us. There can be no assurance that any such proposed changes will be introduced as legislation, or if they are introduced that they would be enacted, and if enacted what form they would take. Moreover, we could become subject to income tax in one or more countries, including the United States, as a result of activities performed by it, adverse developments or changes in law, contrary conclusions by the relevant tax authorities or other causes. The imposition of any of these income taxes could materially reduce our earnings and after-tax returns. In light of these factors, we cannot assure you that our effective income tax rate will not change in future periods, including as a result of and following the Reorganization.
In addition, U.S. tax laws significantly limit our ability to redomicile outside of the U.S. once the Reorganization is complete. Accordingly, if our effective tax rate were to increase as a result of the Reorganization, it may be difficult to mitigate the effects of such increase afterwards.
The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside of our control.
The completion of the Reorganization is subject to various conditions precedent, some of which are outside our control, including the approval of VersaBank shareholders, the U.S. Federal Reserve, the Superintendent, the Minister of Finance (Canada) and the TSX, among others. There can be no assurance that all of the conditions precedent to the Reorganization will be satisfied or waived on the timeline contemplated herein, or at all.
Specifically, before the Reorganization may be completed, approvals must be obtained from bank regulatory authorities in the United States and Canada. There can be no assurance as to the timing and outcome of receipt of regulatory approvals. Moreover, the approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of our consolidated business or require changes to the terms of the transactions contemplated by the Reorganization. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Reorganization, imposing additional material costs on or materially limiting our revenues following the Reorganization or otherwise reduce the anticipated benefits of the Reorganization if the Reorganization were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the Reorganization.
The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
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(ii) Nasdaq. Neither the TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either the TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant adverse effect on our business, financial condition and results of operations.
We are not currently required to publish a formal assessment of the effectiveness of our internal control over financial reporting under the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and will not be required to do so until we file our second annual report on Form 10-K. Our independent auditors may be required to issue an attestation report on the effectiveness of our internal control over financial reporting as early as when we file our second report on Form 10-K. We may incur significant expenses and devote substantial management effort in the process of ensuring compliance with the attestation requirements of Section 404 of the Sarbanes-Oxley Act.
If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our business, financial condition and results of operations.
Risks Related to Our Business
A substantial amount of our interest income is currently derived from our Canadian POS business, and our growth is susceptible to fluctuations in general business and economic conditions within Canada.
While we plan to continue to invest in forming partnerships with diverse industries and high quality credit in the United States, a substantial amount of our interest income at this time is derived from POS lending in Canada. As a result, our earnings are significantly affected by general and economic conditions within Canada and factors that could impact the POS financing market in both Canada and the United States. Such factors include unemployment rates, consumer spending and the rate of inflation. Our success will depend in part on the continued demand for POS lending, and if such demand does not experience further growth or grows more slowly than we expect, our business, financial condition and results of operations could be adversely affected.
Over time, in order to preserve our relationships with our existing partners in Canada and the United States, it may become increasingly important for us to be able to offer more competitive terms, which could lead to more narrow margins on the loan receivables that we invest in. As a result, while we have experienced significant growth in recent years, we may not be able to continue to grow our business, and our network of POS lending partners and their consumer base could shrink over time.
Moreover, our receivable purchase program, which depends on the continued demand and growth of POS lending, may be less profitable than we expect or take longer than anticipated to achieve target margins. If we do not realize the anticipated benefits of our investments in our receivable purchase program, particularly in the United States, or if we are forced to accept reduced margins to remain competitive or are unable to retain our existing partners, our business, financial condition and results of operations could be adversely affected.

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The success of our strategy to develop our receivable purchase program partially depends on our ability to expand our reach in the U.S. market, and if we fail to add new U.S. POS lending partners, our business, financial condition and results of operations could be adversely affected.
The current model for our receivable purchase program is based on the ability of consumers to obtain a POS loan from our POS lending partners and for us to invest in those cashflows from our POS lending partners in a seamless and convenient transaction that funds quickly. Our ability to attract partners depends in large part on our ability to continue to provide, and be perceived as providing, superior customer experiences and expeditious funding. In order to maintain this perception and ability, particularly as they relate to our expansion in the United States, we may be required to incur costs related to improving our capabilities and customer service, and accepting terms that result in reduced margins on the receivables that we invest in, any of which could result in lower interest income or profitability.
If we fail to remain competitive on customer experience or convenient funding and attract new POS lending partners in the United States, our business, financial condition and results of operations could be adversely affected.
Our business is partially dependent on the real estate market in Canada, as a significant percentage of our loan portfolio is secured by real estate.
As of January 31, 2026, approximately [•]% of our loan portfolio was comprised of real estate loans, which consist of business-to-business loans primarily for the construction of multi-family residential properties in Canada. Real property values in Canada may be different from real property values in the United States and may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions. Declines in real estate values, including prices for homes and commercial properties, could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies and defaults and charge-offs.
In addition, real estate construction and development loans have risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. Declines in real property values in Canada could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. While the majority of our real estate loans are insured by the Government of Canada, we may have to foreclose on real estate assets if borrowers default on their loans, in which case we are required to record the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may affect the capital levels regulators believe are appropriate in light of the ensuing risk profile. Our failure to effectively mitigate these risks could have an adverse effect on our business, financial condition and results of operations.
We are subject to interest rate risk, which could adversely affect our business, financial condition and results of operations.
Our profitability, like that of most financial institutions of our type, depends largely on our net interest income, the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Changes in interest rates can increase or decrease our net interest income because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Bank of Canada and the U.S. Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and the interest we pay on deposits and borrowings, but such changes could affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could

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also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected or prolonged change in market interest rates could have an adverse effect on our business, financial condition and results of operations.
In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the demand for POS funding, decreasing the ability of borrowers to repay their current credit asset obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also reduce collateral values and necessitate further increases to the allowance for credit losses, which could have an adverse effect on our business, financial condition and results of operations. While the U.S. Federal Reserve has recently lowered the target range for the federal funds rate, it has also indicated that it will assess incoming data, the evolving outlook and the balance of risks in making any future decisions regarding the federal funds rate. Changes to the target range are inherently unpredictable. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio. Our asset-liability management strategy may not be effective in mitigating exposure to the risks related to changes in market interest rates.
We operate in a competitive financial services industry and face increasing competition from a variety of traditional and new financial services providers.
We have many competitors. Our principal competitors are commercial and community banks, credit unions, savings and loan associations and consumer finance companies, including large national financial institutions that operate in our markets, and financial technology companies (often referred to as “fintechs”). While we believe our proprietary technology sets us apart from our competition, making our loan, investment and deposit products more attractive to our partners, our competition could adopt similar technology allowing them to more effectively compete with us. Also, non-bank entities can engage in many activities similar to ours or offer products and services desirable to our customers without being subject to the same types of regulation, supervision and restrictions that are applicable to banks, which could allow non-bank entities to more effectively compete with us. We expect competition may increase as a result of legislative, regulatory and technological changes.
Additionally, like many of our competitors, we rely on customer deposits through deposit brokers as our primary source of funding for our lending and investment activities, and we continue to seek and compete for customer deposits to maintain this funding base. Our future growth will largely depend on our broker network’s ability to retain and grow our deposit base. Although we have historically maintained a high deposit broker retention rate, this requires our continued investment in our proprietary technology to work with our deposit brokers seamlessly and conveniently. Our failure to compete effectively in our markets could restrain our growth, which could have an adverse effect on our business, financial condition and results of operations.
Our liquidity could be impaired by an inability to access funding, including brokered deposits.
We raise our deposits primarily through a network of independent deposit brokers across Canada and the United States. While we have established and maintain good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker, any failure to secure sufficient deposits from our broker network could negatively impact our business, financial condition and results of operations.
Liquidity risk could impair our ability to fund our operations and meet our obligations as they become due.
Liquidity is essential to our business. We require sufficient liquidity to fund asset growth, support our, receivable purchase program, meet customer deposit maturities, make payments on our debt obligations and other cash commitments under both normal operating conditions and unpredictable circumstances, including events causing industry or general financial market stress. Liquidity risk can increase due to several factors, which include, but are not limited to, an overreliance on a particular source of funding, changes in the liquidity needs of our depositors, adverse regulatory actions against us or a downturn in the markets in which our credit assets are concentrated.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
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While we have no obligation to fund our POS partners and do not offer demand accounts directly to consumers, market conditions or other events could negatively affect the level or cost of funding needed to meet contractual obligations, fund asset growth, invest in receivables and fund new business transactions at a reasonable cost, in a timely manner, and without adverse consequences. Our inability to raise funds, or its increased cost of funding, could have an adverse effect on our business, financial condition and results of operations, and could eventually result in the closure of the Company.
We may also borrow funds from third-party lenders, such as other financial institutions, and have access to other funding avenues, including brokered deposits. Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect our business specifically or the financial services industry or economy in general. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in our primary markets or by one or more adverse regulatory actions against us.
Any substantial, unexpected or prolonged change in the level or cost of liquidity could impair our ability to fund operations and meet our obligations as they become due and could have an adverse effect on our business, financial condition and results of operations. Although we have historically been able to replace maturing deposits and advances if desired, we may not be able to replace such funds in the future if our financial condition or market conditions change. Current sources of liquidity may not be available or, if available, sufficient to provide adequate funding for our operations and to support our continued growth. The unavailability of sufficient funding could have an adverse effect on our business, financial condition and results of operations.
We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
Financial services institutions may be interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by or failure of, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks, exchanges and funding providers with which we interact on a daily basis, any of which could have an adverse effect on our access to liquidity or otherwise have an adverse effect on our business, financial condition or results of operations. Moreover, the speed at which information spreads through news, social media and other sources on the Internet and the ease with which customers transact may amplify the onset and negative effects from such perceptions, such as rapid deposit withdrawals or other outflows. The failure of other banks and financial institutions and the measures taken by governments and regulators in response to these events, including increased regulatory scrutiny and heightened supervisory expectations, could adversely impact our business, financial conditions and results of operations.
We are dependent on the use of data and modeling in both our management’s decision-making and in meeting regulatory expectations.
The use of statistical and quantitative models and other quantitatively based analyses is endemic to bank decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. We are dependent on models and the data that underlie them for determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy, calculating economic and regulatory capital levels, and estimating the value of financial instruments and balance sheet items. We anticipate that model-derived insights will be used more widely in our decision-making in the future. While these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse

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of their outputs could similarly result in suboptimal decision-making, which could have an adverse effect on our business, financial condition and results of operations.
Our allowance for credit losses may be inadequate to absorb losses inherent in the loan portfolio.
Experience in the banking industry indicates that a portion of our loans will become delinquent, and that some may only be partially repaid or may never be repaid at all. We may experience losses for reasons beyond our control, such as the impact of general economic conditions on customers and their businesses. Accordingly, we maintain an allowance for credit losses that represents management’s judgment of probable losses and risks inherent in our loan portfolio. In determining the size of our allowance for credit losses, we rely on an analysis of our loan portfolio considering historical loss experience, holdback on deposit, volume and types of loans, trends in classification, volume and trends in delinquencies and nonaccruals, economic conditions and other pertinent information. The determination of the appropriate level of the allowance for credit losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risk and future trends, all of which may change materially. Although we endeavor to maintain our allowance for credit losses at a level adequate to absorb any inherent losses in the loan portfolio, these estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events.
Deterioration of economic conditions affecting borrowers, new information regarding existing loans, inaccurate management assumptions, identification of additional problem loans, temporary modifications, loan forgiveness, automatic forbearance and other factors, both within and outside of our control, may result in our experiencing higher levels of nonperforming assets and charge-offs, and incurring loan losses in excess of our current allowance for credit losses, requiring us to make material additions to our allowance for credit losses, which could have an adverse effect on our business, financial condition and results of operations.
Additionally, banking regulators, as an integral part of their supervisory function, periodically review the allowance for credit losses. These regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. If we need to make significant and unanticipated increases in the loss allowance in the future, or to take additional charge-offs for which we have not established adequate reserves, our business, financial condition and results of operations could be adversely affected at that time.
Our risk management framework may not be effective in mitigating risks or losses to us.
Our risk management framework is composed of various processes, systems, strategies, and governances, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate, operational and compliance risks. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our risk management framework is not effective, we could suffer unexpected losses and our business, financial condition and results of operations could be adversely affected. We may also be subject to potentially adverse regulatory consequences.
We depend on the accuracy and completeness of information provided by partners, customers and counterparties.
In deciding whether to extend credit or enter into other transactions with partners, customers and counterparties, we may rely on information furnished by or on behalf of partners, customers and counterparties, including financial information. We may also rely on representations of partners, customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon customers’ representations that their financial statements present fairly the financial condition, results of operations and cash flows of the customer. We also may rely on our customers’ representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our customers. We employ various processes to verify the accuracy of information provided to us, such as independently pulling credit reports, asset verifications, property appraisals and

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background checks, but such processes may contain limitations. Our business, financial condition and results of operations could be adversely affected if we rely on misleading, false, inaccurate or fraudulent information.
Risks Related to Our Industry and Regulation
The banking industry is highly regulated, and compliance with the regulatory framework, including stringent capital requirements, and any future legislative or regulatory changes could have an adverse effect on our business, financial condition and results of operations.
The banking industry is extensively regulated and supervised under U.S. and Canadian federal, state and local laws and regulations. For example, following the completion of the Reorganization, we will be subject to consolidated regulation and supervision by the U.S. Federal Reserve. See the risk factor headed “We are subject to interest rate risk, which could adversely affect our business, financial condition and results of operations”. U.S. and Canadian banking laws are intended primarily for the protection of depositors, customers, the U.S. and Canadian deposit insurance funds and the banking and financial system as a whole, and not for the protection of security holders. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts, and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept, maintenance of adequate capital and liquidity, changes in the control of us, restrictions on dividends, and the establishment of new offices. We must obtain approval from our regulators before engaging in certain activities or acquisitions, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to take, or restrict us from taking, certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition or results of operations.
Banking laws and regulations, as well as interpretations and implementations of these laws and regulations, are continually undergoing substantial review and change. Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities. Changes in U.S. presidential administrations or U.S. or Canadian government control also increase the likelihood of further changes to laws, regulations and supervisory practices affecting financial institutions, which could include more stringent requirements and greater scrutiny from regulatory authorities. These changes and increased scrutiny have resulted and may continue to result in increased costs of doing business and may in the future result in decreased interest income and net income, reduce our ability to effectively compete to attract and retain customers, or make it less attractive for us to continue providing certain products and services. Any future changes in laws and regulations, as well as the interpretations and implementations, or modifications or repeals, of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations. Recent political developments, including those relating to the financial regulatory agenda of the current U.S. presidential administration, have resulted in additional uncertainty with respect to new laws or regulations or changes in the interpretations or enforcement of existing laws or regulations, including potential deregulation in some areas.
Our inability to remain in compliance with regulatory requirements could have a material adverse effect on our operations in a given market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our business, financial condition or results of operations.
Monetary policies and regulations of the Bank of Canada and the U.S. Federal Reserve could have an adverse effect on our business, financial condition and results of operations.
Our earnings and growth are affected by the policies of the Bank of Canada and the U.S. Federal Reserve. An important function of both the Bank of Canada and the U.S. Federal Reserve is to regulate the

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money supply and credit conditions. Among the instruments used by the Bank of Canada and the U.S. Federal Reserve to implement these objectives are open market purchases and sales of government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Bank of Canada and the U.S. Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies could have an adverse effect on our business, financial condition and results of operations but cannot be predicted.
Regulators periodically examine our business and may require us to remediate adverse examination findings or take enforcement action against us.
The U.S. Federal Reserve, the OCC, the Federal Deposit Insurance Corporation (“FDIC”), OSFI and other Canadian regulators periodically examine our business, including compliance with laws and regulations. If as a result of an examination, the U.S. Federal Reserve, OCC, FDIC, OSFI or other Canadian regulators were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions may include requiring us to remediate any such adverse examination findings. Evolving regulatory requirements can impose additional compliance burdens, leading to increased operational costs and potential penalties for non-compliance.
In addition, these agencies have the power to take enforcement action against us to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation of law or regulation or unsafe or unsound practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to direct the sale of subsidiaries or other assets, to limit dividends and distributions, to restrict our growth, to assess civil money penalties against us or our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory enforcement action against us could have an adverse effect on our business, financial condition and results of operations.
We are subject to stringent capital requirements, which could have an adverse effect on our operations.
Financial institutions are subject to extensive and complex capital requirements, which are subject to change. For example, as a result of the Reorganization, we will become subject to the U.S. Federal Reserve’s consolidated capital requirements. These requirements may affect our ability to lend, grow deposit balances, make acquisitions and distribute capital, including the payment of dividends. From time to time, banking regulators, such as the U.S. Federal Reserve, implement changes to these regulatory capital requirements. Failure to maintain adequate capital levels, whether due to adverse developments in our business or the economy or to changes in the applicable requirements, could subject us to a variety of restrictions and/or remedial actions imposed by our regulators. These include limitations on the ability to pay dividends or repurchase shares and the issuance of a capital directive to increase capital. Such limitations or capital directive could have an adverse effect on our business, financial condition and results of operations.
We may be unable to raise additional capital.
We may desire additional capital in the future to support our growth and strategic objectives or to meet regulatory or other internal requirements. Our ability to access the capital markets will depend on a number of factors, including our consolidated financial condition, our business prospects and the state of the financial markets. If capital is not available on favorable terms, we may have to curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital could restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise adversely affect our business and our ability to implement our business plan, capital plan and achieve our strategic goals. Such events could have an adverse effect on our business, financial condition and results of operations.

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While our exclusively business-to-business model does not include providing financing to consumers, we are subject to numerous banking and other laws and regulations designed to protect consumers, and failure to comply with such laws could lead to a wide variety of sanctions.
The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations, including U.S. state laws and regulations, prohibit discriminatory lending practices by U.S. financial institutions, including VersaBank USA. The Federal Trade Commission Act prohibits unfair or deceptive acts or practices, and the Dodd-Frank Act prohibits unfair, deceptive, or abusive acts or practices by financial institutions. The U.S. Department of Justice federal and state banking agencies, and other federal and U.S. state agencies, including the Consumer Financial Protection Bureau (“CFPB”), are responsible for enforcing these fair and responsible banking laws and regulations in the United States. Because we have less than $10 billion in assets, most consumer protection aspects of the Dodd-Frank Act are applied to VersaBank USA by the OCC instead of the CFPB. However, we are subject to rules promulgated by the CFPB, and CFPB rulemaking has the potential to have a significant impact on our operations. VersaBank is subject to Canadian banking laws and regulations designed to protect consumers, including the Bank Act and the consumer protection provisions set out therein. The Bank Act is primarily enforced by OSFI; however, the Financial Consumer Agency of Canada (“FCAC”) also administers sections of the Bank Act that have been designated as consumer provisions. The FCAC also monitors Canadian banks’ compliance with codes of conduct and public commitments.
A challenge to our compliance with these banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge our performance under fair lending laws in private litigation, including through class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.
We are subject to laws regarding privacy, information security and protection of personal information, and any violation of these laws or other incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business.
Our business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”), in various information systems that we maintain and in those maintained by third-party service providers. We also maintain important internal company data, such as PII about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees, and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act (the “GLBA”) which, among other things: (i) imposes certain limitations on our ability to share non-public PII about our customers with non-affiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with non-affiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notifications in the event of a security breach.
Ensuring that our collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase our costs. Furthermore, we may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of our measures to safeguard PII, or even the perception

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that such measures are inadequate, could cause us to lose customers or potential customers and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise have an adverse effect on our business, financial condition and results of operations.
Upon consummation of the Reorganization, we will be a bank holding company and will be dependent upon our subsidiaries for cash flow, and our ability to make cash distributions will be restricted.
Upon consummation of the Reorganization, we will be a bank holding company with no material activities other than activities incidental to holding the common stock of our subsidiaries. Our principal source of funds to pay distributions on our common stock and service any of our obligations, other than further issuances of securities, is dividends received from our subsidiaries. Furthermore, our subsidiaries will not be obligated to pay dividends to us, and any dividends paid to us would depend on the earnings or financial condition of our subsidiaries, various business considerations and applicable law and regulation. As is generally the case for banking institutions, our profitability is subject to the fluctuating cost and availability of money, changes in interest rates and economic conditions in general. In addition, various regulations limit the amount of dividends that may be paid without regulatory approval. For example, VersaBank and VersaBank USA are subject to Canadian and U.S. laws and regulations, respectively, that may restrict dividend payments or authorize regulatory bodies to prohibit or limit dividends to us. Limitations on our ability to receive dividends from our subsidiaries, including VersaBank and VersaBank USA, could have a material adverse effect on our liquidity and ability to pay dividends on and make repurchases of our capital stock.
The U.S. Federal Reserve may require us to commit capital resources to support our subsidiaries.
The U.S. Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary U.S. banks and to commit resources to support its U.S. subsidiary banks, such as VersaBank USA. Under the “source of strength” doctrine that was codified by the Dodd-Frank Act, the U.S. Federal Reserve may require a bank holding company to make capital injections into a U.S. subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a U.S. subsidiary bank. Accordingly, we could be required to provide financial assistance to VersaBank USA if it experiences financial distress.
A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its U.S. subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such U.S. subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a U.S. subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a U.S. subsidiary bank may become more difficult and expensive relative to other corporate borrowings.
We face a risk of noncompliance with the BSA and its implementing regulations and other laws and regulations that impose anti-money laundering requirements, which could lead to civil and criminal enforcement actions.
The BSA and its implementing regulations and other laws and regulations that impose anti-money laundering obligations require U.S. financial institutions to, among other duties, implement and maintain an effective anti-money laundering and countering the financing of terrorism (“AML/CFT”) compliance program and file reports, such as suspicious activity reports and currency transaction reports. Our federal and state banking regulators in the United States, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”), and other government agencies are authorized to impose significant civil money penalties for violations of the BSA and its implementing regulations and other applicable anti-money

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laundering requirements. We are also subject to increased scrutiny of compliance with the regulations issued and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which is responsible for administering U.S. economic sanctions programs. In addition, VersaBank is subject to AML/CFT requirements under Canadian law and regulation, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (“PCMLTFA”) and its regulations as enforced by government agencies such as the Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”). If our compliance programs are deemed deficient, we could be subject to liability, including fines, civil money penalties and other regulatory actions, which may include restrictions on our business operations and our ability to pay dividends, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Failure to maintain and implement adequate AML/CFT and sanctions compliance programs could also have significant reputational consequences for us. Any of these circumstances could have an adverse effect on our business, financial condition and results of operations.
General Risk Factors
Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.
Our intellectual property, including our trademarks, software and platform, is important to our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services or using similar brands, potentially resulting in the loss of our competitive advantage and a decrease in our interest income, which would adversely affect our business, financial condition and results of operations.
We rely on a combination of intellectual property rights, such as trademarks, trade secrets (including know-how), patents and copyrights, in addition to confidentiality provisions to establish, maintain, protect and enforce our proprietary rights. While we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets, know-how and other confidential information. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.
If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets. If we fail to successfully obtain, maintain and enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition and results of operations.
We are dependent on our management team and key employees.
Our success depends, in large part, on the retention of our management team and key employees. Our management team and other key employees, including those who conduct our receivable purchase program

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and other business development activities, have significant industry experience. We cannot ensure that we will be able to retain the services of any members of our management team or other key employees. While we have employment agreements in place with certain members of our management team, they may still elect to leave or retire at any time. The loss of any of our management team or our key employees could adversely affect our ability to execute our business strategy, and we may not be able to find adequate replacements on a timely basis, or at all.
Our future success also depends on our continuing ability to attract, develop, motivate and retain key employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, we may not be able to attract and retain qualified officers or candidates. Failure to attract and retain a qualified management team and qualified key employees could have an adverse effect on our business, financial condition and results of operations.
Our success is largely dependent on our ability to successfully execute our business strategy.
There can be no assurance that we will be able to continue to grow and remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent with our prior results of operations, or increase in the future. A downturn in economic conditions in our markets, heightened competition from other financial services providers, an inability to retain or grow our core deposit base and partner network, regulatory and legislative considerations, and failure to attract and retain high-performing talent, among other factors, could limit our ability to grow assets, or increase profitability, as rapidly as we have in the past.
Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without materially increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, managing a growing number of partner and customer relationships, scaling technology platforms, hiring and retaining qualified employees and successfully implementing our strategic initiatives. We must also successfully implement improvements to, or integrate, our management information and control systems, procedures and processes in an efficient and timely manner and identify deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in loan volume in various markets and the infrastructure that comes with expanding operations, including new branches. Our growth strategy may require us to incur additional expenditures to expand our administrative and operational infrastructure.
If we are unable to effectively manage and grow our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth. We may not have, or may not be able to develop, the knowledge or relationships necessary to be successful in new markets. Our failure to sustain our historical rate of growth, adequately manage the factors that have contributed to our growth or successfully enter new markets could have an adverse effect on our business, financial condition and results of operations.
Our reputation is critical to our business, and damage to it could have an adverse effect on us.
A key differentiating factor for our business is the strong reputation we are building in our markets. Maintaining a positive reputation is critical to attracting and retaining customers and employees. Adverse perceptions of us could make it more difficult for us to execute on our strategy. Harm to our reputation can arise from many sources, including actual or perceived employee misconduct, errors or misconduct by our third-party vendors or other counterparties, litigation or regulatory actions, our failure to meet our high customer service and quality standards and compliance failures.
In particular, it is not always possible to prevent employee error or misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Because the nature of the financial services business involves a high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon processing systems to record and process transactions and our large transaction volume may further increase the risk that employee errors, tampering or manipulation of those systems will result in losses that are difficult to detect. Employee error or misconduct could also subject us to financial claims. If our internal control systems fail to prevent or detect an occurrence, any resulting loss is not insured or exceeds applicable insurance limits or

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insurance coverage is denied or not available, it could have an adverse effect on our business, financial condition and results of operations.
Additionally, as a financial institution, we are inherently exposed to operational risk in the form of theft and other fraudulent activity by employees, customers and other third parties targeting us and our customers or data. Such activity may take many forms, including electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Although we devote substantial resources to maintaining effective policies and internal controls to identify and prevent such incidents, given the increasing sophistication of possible perpetrators, we may experience financial losses or reputational harm as a result of fraud. Negative publicity about us, whether or not accurate, may also damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.
Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.
We outsource some of our operational activities and accordingly depend on relationships with third-party providers for services such as core systems support, informational website hosting, internet services and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems, many of which also depend on third-party providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.
As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we were able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
Furthermore, third-party service providers, and banking organizations’ relationships with those providers, are subject to demanding regulatory requirements and attention by bank regulators. Our regulators may hold us responsible for any deficiencies in our oversight or control of our third-party service providers. As a result, if our regulators assess that we have not exercised adequate oversight and control over our third-party service providers or that such providers have not performed adequately, we could be subject to administrative penalties, fines or other forms of regulatory enforcement action as well as requirements for consumer remediation, any of which could have an adverse effect on our business, financial condition and results of operations.
System failure or cybersecurity breaches of our network security could subject us to increased operating costs, as well as litigation, damage to our reputation and other potential losses.
Failures in, or breaches of, our computer systems and network infrastructure, or those of our third-party vendors or other service providers or our customers, including as a result of cyber attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our business, financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure against damage from cybersecurity breaches and other disruptive problems caused by the internet or other users. Cybersecurity breaches and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and damage to our reputation, and may discourage current and potential customers from using our digital

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banking services. Our security measures, including firewalls and penetration testing, may not prevent or detect future potential losses from system failures or cybersecurity breaches.
In the normal course of business, we collect, process, and retain sensitive and confidential information regarding our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. We and our third-party service providers have experienced these types of events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, regulatory enforcement action, damage to our reputation, loss of customers and business or a loss of confidence in the security of our systems, products and services. The techniques used in cyber attacks change rapidly and are increasingly sophisticated, including through the use of generative artificial intelligence and deepfakes, and we expect in the future through the use of quantum computing, and we may not be able to anticipate cyber attacks or data security breaches. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.
Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions that are designed to disrupt key business services, such as consumer-facing websites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Our early detection and response mechanisms may be thwarted by sophisticated attacks and malware designed to avoid detection.
Our ability to conduct our business could be disrupted by natural or man-made disasters.
Acts of terrorism, pandemic viruses, war, terrorism, civil unrest, violence, or other man-made disasters could cause disruptions to our business or to the economies of Canada and the United States as a whole. The occurrence of natural or man-made disasters could destroy, or cause a decline in the value of, mortgaged properties or other assets that serve as our collateral and increase the risk of delinquencies, defaults, foreclosures and losses on our loans, damage our banking facilities and offices, negatively impact regional economic conditions, adversely affect our customers, result in a decline in loan demand and loan originations, result in drawdowns of deposits by customers impacted by disasters and negatively impact the implementation of our growth strategy. Natural or man-made disasters could also disrupt our business operations more generally and have an adverse effect on our business, financial condition and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.
In the normal course of business, from time to time, we have in the past been and may in the future be named as a defendant in various legal actions arising in connection with our current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, in the future our regulators may impose consent orders, civil money penalties, matters requiring attention, or similar types of supervisory criticism. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have an adverse effect on our business, financial condition and results of operations.
We are subject to an extensive body of accounting rules and best practices. Periodic changes to such rules may change the treatment and recognition of critical financial statement line items.
The nature of our business makes us sensitive to the large body of accounting rules in the United States. From time to time, the governing bodies that oversee changes to accounting rules and reporting requirements may release new guidance for the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some instances, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. These changes could adversely affect our capital, regulatory capital ratios, ability to make larger loans, earnings and performance metrics. Any such changes could have an adverse effect on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
PROPOSED ORGANIZATIONAL STRUCTURE
Organizational Structure Prior to the Reorganization
VersaBank is a Canadian Schedule I chartered bank subject to the provisions of the Bank Act. Prior to the Reorganization, VersaBank’s operations have been primarily conducted through VersaBank, VersaBank USA and DRTC. The following diagram reflects all material subsidiaries as of January 31, 2026, each of which is wholly-owned by VersaBank.
The Reorganization
VersaBank intends, subject to the approval of VersaBank shareholders, to effectuate a series of transactions that would cause VersaB Corp, the Parent, to succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware.
In connection with the Reorganization, VersaBank will adopt an amendment to its by-laws and effect the Share Exchange. Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital.
The following diagram depicts the Company’s organizational structure immediately following the consummation of the Reorganization. The following diagram reflects all material subsidiaries as of January 31, 2026, as if the Reorganization had occurred on such date.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Effect of the Reorganization on Our Organizational Structure
Upon completion of the Reorganization, VersaB Corp, the Parent, will be the holding company and ultimate parent company for all of the Company’s operations. All of the Company’s activities will continue to be conducted primarily through VersaBank (which will become a Schedule II bank under the Bank Act), VersaHoldings US Corp. and DRTC, and the Parent’s principal assets following the reorganization will consist of shares of VersaBank, VersaHoldings US Corp. and DRTC.
VersaBank’s shares are currently traded on TSX and Nasdaq under the symbol “VBNK”. The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
All of VersaBank’s issued and outstanding 5.00% Fixed-to-Floating Rate Subordinated Notes due 2031 (the “2031 Notes”) will remain outstanding in accordance with their terms.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The Meeting
The Meeting will be held at 1979 Otter Place, London, Ontario on            , 2026, at [10:30] a.m. ET to:
(1)
consider and, if deemed advisable, vote to approve the Reorganization Resolution, the full text of which is attached to this prospectus/circular as Annex A, to cause, among other things, the Parent, a Delaware corporation, to become a holding company that will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, which is composed of:

(i)
an amendment to VersaBank’s by-laws, which is attached to this prospectus/circular as Annex C, and certain transactions that will:

(a)
create the Exchangeable Shares;

(b)
upon the creation of the Exchangeable Shares, cause the outstanding shares of VersaBank to be exchanged for Exchangeable Shares on a one-for-one basis;

(c)
immediately following the conversion of each VersaBank share into the Exchangeable Share, cause the Exchangeable Shares to be transferred automatically to the Parent for:

(A)
an equivalent number of newly issued shares of common stock of the Parent on a one-for-one basis in the case of Exchangeable Shares that are not Dissent Shares; or

(B)
the right to be paid fair value for Exchangeable Shares, in the case of Exchangeable Shares that are Dissent Shares; and

(d)
following the transfer described immediately above, convert all Exchangeable Shares into shares of VersaBank; and

(ii)
the sale by VersaBank of all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital, resulting in a corresponding reduction of the stated capital of VersaBank in an amount equal to such return of capital;

(2)
consider and, if deemed advisable, vote to confirm the Administrative By-Law Amendment Resolution, the full text of which is set forth in Annex B, that confirms an amendment to Section 6.2 of VersaBank’s By-Law No. 1, which allows the roles and responsibilities of Chief Executive Officer and President to held by different individuals;

(3)
receive the financial statements of VersaBank for the fiscal years ended October 31, 2024 and 2025, and the report of the auditors thereon;

(4)
re-appoint Ernst & Young LLP as auditors of VersaBank for the ensuing year and authorize the directors of VersaBank to fix their remuneration (the “Auditor Appointment Proposal”);

(5)
elect the directors of VersaBank for the ensuing year (the “Director Election Proposal”); and

(6)
transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Reorganization Proposal and Administrative By-Law Amendment Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of VersaBank’s outstanding shares at the Meeting. The Auditor Appointment Proposal and the Director Election Proposal must be approved by the affirmative vote of the majority of the outstanding VersaBank shares that are entitled to vote at the Meeting. The election of directors will be conducted by cumulative voting, with the ten nominees receiving the highest number of votes being elected.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Only VersaBank’s Registered Shareholders as of the close of business on            , 2026 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof. VersaBank shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it to VersaBank’s transfer agent, Odyssey Trust Company, in accordance with the instructions provided in the enclosed form of proxy.
Each common share held by each VersaBank shareholder as of the close of business on the Record Date is entitled to one vote in respect of each matter properly coming before the Meeting, except for the election of directors for which cumulative voting is used. See “The Annual and Special Meeting of Shareholders — Director Election Proposal” for information regarding cumulative voting. As of the close of business on the Record Date, there were        outstanding VersaBank common shares. There were no preferred shares of VersaBank outstanding as of the Record Date.
To the knowledge of the directors and executive officers of VersaBank, as of            , 2026, no person beneficially owned or exercised control or direction over VersaBank shares carrying more than 10% of the votes attached to all of the outstanding shares of VersaBank other than GBH, which beneficially owned            VersaBank shares, or approximately    % of the issued and outstanding shares of VersaBank.
As of the Record Date, the directors and executive officers had the right to vote         approximately        VersaBank shares, representing approximately     % of the issued and outstanding shares of VersaBank entitled to vote at the Meeting. It is expected that each of the directors and executive officers will vote “FOR” the Reorganization Proposal.
The Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your shares of VersaBank after the Record Date but before the Meeting, you will retain your right to vote at the Meeting unless the transferee obtains a proxy from you to vote those shares. If you transfer your shares of VersaBank prior to the Record Date, you will have no right to vote those shares at the Meeting.
A quorum is present at the Meeting if the holders of at least 25% of the outstanding VersaBank shares that are entitled to vote at the meeting are present in person or represented by proxyholders. As of the Record Date,           VersaBank shares would be required to achieve a quorum.
The Reorganization Proposal
See “The Reorganization Proposal” for more information.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the approval of the Reorganization Proposal.
The Administrative By-Law Amendment
To facilitate the implementation of the Reorganization, David Taylor relinquished his title as CEO of VersaBank while continuing in his role as President of VersaBank. Susan McGovern, vice-chair of the board of directors of VersaBank, has been appointed Interim Chief Executive Officer of VersaBank until the consummation of the Reorganization.
In furtherance of the above, on May 27, 2025, the board of directors of VersaBank approved an amendment to Section 6.2 of By-Law No. 1 whereby the CEO of VersaBank shall no longer also be designated the President of VersaBank, pending confirmation by special resolution of VersaBank shareholders.
At the Meeting, VersaBank shareholders will be asked to consider and, if deemed advisable, to confirm the Administrative By-Law Amendment Resolution, the full text of which is set forth in Annex B, subject to such amendments, variations or additions as may be approved at the Meeting, to amend Section 6.2 of VersaBank’s By-Law No. 1 which allows the roles and responsibilities of Chief Executive Officer and President to be held by different individuals. In order to be effective, the special resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of VersaBank’s outstanding shares at the Meeting.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
The board of directors of VersaBank unanimously recommends that you vote “FOR” the Administrative By-Law Amendment Resolution as set out in Annex B. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the Administrative By-Law Amendment Resolution.
Financial Statements
The Consolidated Financial Statements of VersaBank for the fiscal years ended October 31, 2025 (“Fiscal 2025”) and 2024 (“Fiscal 2024”), have been mailed to VersaBank shareholders with this prospectus/circular. VersaBank shareholders and proxyholders will have an opportunity to review and discuss VersaBank’s Fiscal 2025 results with management at the Meeting.
Auditor Appointment Proposal
The directors propose Ernst & Young LLP for re-appointment as auditors of VersaBank to hold office until the close of VersaBank’s next annual meeting of shareholders. This proposal is supported by the annual review of the external auditor that was carried out in January 2025 and [January 2026] by the board of directors of VersaBank’s Audit Committee (the “Audit Committee”) in keeping with our commitment to follow best practices in corporate governance. Ernst & Young LLP were first appointed as auditors of VersaBank at the Annual and Special Meeting of Shareholders held on April 19, 2023.
In the past, the board of directors of VersaBank has fixed the remuneration of the auditors of VersaBank. Such remuneration has been based upon the complexity of the matters dealt with and time spent in providing services to VersaBank. The board of directors of VersaBank is satisfied that the remuneration negotiated in the past with the auditors of VersaBank has been reasonable under the circumstances and reflective of the audit quality and performance of the auditors. Information concerning the audit-related fees paid to Ernst & Young LLP during Fiscal 2025 and Fiscal 2024 is provided on page [•] of VersaBank’s Annual Information Form for Fiscal 2025, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
In the absence of contrary instructions, the persons named in the enclosed form of proxy or voting instruction form intend to vote “FOR” the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the approval of the Auditor Appointment Proposal.
Director Election Proposal
VersaBank shareholders will be asked to elect ten (10) nominees as directors of VersaBank by cumulative voting to hold office until the close of the next annual general meeting of VersaBank or until his or her successor is duly elected, unless his or her office is earlier vacated and a replacement director is appointed in accordance with the by-laws of VersaBank. As required under the Bank Act, where directors are to be elected by cumulative voting, each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected, and the shareholder may cast all such votes in favor of one candidate or distribute them among the candidates in any manner. If a shareholder has voted for more than one candidate without specifying the distribution of the votes among the candidates, the shareholder is deemed to have distributed the votes equally among the candidates for whom the shareholder voted. If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled.
All of the individuals nominated by the Conduct Review, Governance & HR Committee (the “HR Committee”) for election to the board of directors of VersaBank at the Meeting are currently directors of VersaBank. All of the directors were elected to the board of directors of VersaBank at VersaBank’s Annual Meeting of Shareholders on April 24, 2025, for a term expiring at the close of the Meeting.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Unless a shareholder giving a proxy or voting instructions specifies that their shares be withheld from voting on the election of all or any of the director nominees, or specifies how the shareholder wishes to distribute the votes represented by his, her or its proxy or voting instructions among the nominees, the persons named in the enclosed form of proxy or voting instruction form intend to cast the votes represented by such proxy “FOR” the election of the nominees named herein (or any replacements thereof) and to distribute votes among such nominees in such manner as in their discretion is most likely to cause such nominees to be duly elected as the directors of VersaBank at the Meeting.
The board of directors of VersaBank unanimously recommends that you vote “FOR” the following director nominees.
The Honourable Frank J. C. Newbould, K.C. David R. Taylor Gabrielle Bochynek Robbert-Jan Brabander	David A. Bratton Peter M. Irwin Richard H. L. Jankura Arthur Linton	Susan T. McGovern Paul G. Oliver
The information set forth in the table below, not being within the knowledge of VersaBank, has been furnished by the respective director nominees individually and is current to December 11, 2025.
Name, City, Province or State and Country, and Shares(1)	Office held and date first became a director	Principal Occupation
The Honourable Frank J. C. Newbould, K.C.(2) Toronto, Ontario, Canada Shares – 24,400	Chair Director since April 24, 2025	Partner, Thornton Grout Finnigan LLP Former Judge, Ontario Superior Court of Justice
Susan T. McGovern(3)(5) Aurora, Ontario, Canada Shares – 38,000	Vice-Chair and Interim Chief Executive Officer Director since May 6, 2011	Interim Chief Executive Officer of VersaBank Executive Advisor in the Ontario Ministry of Finance
David R. Taylor Ilderton, Ontario, Canada Shares – 1,324,406	President of VersaBank Director since January 18, 1993	President of VersaBank
Gabrielle Bochynek(6) Stratford, Ontario, Canada Shares – 14,051	Director since April 24, 2019	Principal, Human Resources and Labour Relations, The Osborne Group
Robbert-Jan Brabander(4)(5)(7) Richmond Hill, Ontario, Canada Shares – 82,170	Director since November 4, 2009	Managing Director of Bells & Whistles Communications, Inc. and former Chief Financial Officer & Treasurer of General Motors of Canada Limited
David A. Bratton(6) London, Ontario, Canada Shares – 31,300	Director since September 23, 1993	Retired, former President of Bratton Consulting Inc.
Peter M. Irwin(4)(7) Toronto, Ontario, Canada Shares – 24,000	Director since January 1, 2021	Retired, former Managing Director, CIBC World Markets Inc.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Name, City, Province or State and Country, and Shares(1)	Office held and date first became a director	Principal Occupation
Richard H. L. Jankura(4) London, Ontario, Canada Shares – 6,375	Director since May 6, 2022	Retired, former Chief Financial Officer, Jones Healthcare Group
Arthur Linton(5) Kitchener, Ontario, Canada Shares – 7,000	Director since April 22, 2020	Barrister and Solicitor
Paul G. Oliver(6)(7) Markham, Ontario, Canada Shares – 56,920	Director since June 2, 2005	Retired, former senior partner of PricewaterhouseCoopers LLP

(1)
Number of shares includes the number of shares beneficially owned or controlled or directed, directly or indirectly, by each director nominee.

(2)
Current and proposed Chair of the board of directors.

(3)
Current and proposed Vice-Chair of the board of directors.

(4)
Current and proposed member of the Risk Oversight Committee.

(5)
Current and proposed member of the Innovation and Technology Committee.

(6)
Current and proposed member of the HR Committee.

(7)
Current and proposed member of the Audit Committee.

Majority Voting Policy
VersaBank has a majority voting policy for the election of directors, which is applicable at any meeting of shareholders where an uncontested election of directors is held. A director nominee in an uncontested election who receives more “withheld” votes than votes in his or her favor is expected to promptly tender his or her resignation to the Chair of the board of directors of VersaBank for consideration; however, such resignation is not effective until it is accepted by the board of directors of VersaBank. The board of directors of VersaBank will submit the nominee’s resignation to the HR Committee for consideration. The HR Committee will then recommend to the board of directors whether or not to accept the resignation. A director who tenders his or her resignation will not participate in any meetings of the board of directors of VersaBank or the HR Committee to consider whether the resignation shall be accepted. Within 90 days of receiving the final voting results in respect of the uncontested election, the board of directors of VersaBank will issue a press release announcing whether it has accepted the director nominee’s resignation or explaining its reasons for not accepting the resignation; absent extenuating circumstances, the board of directors of VersaBank expects that such resignations will be accepted.
Solicitation of Proxies
This prospectus/circular is furnished in connection with the solicitation of proxies by VersaBank’s management for use at the Meeting. VersaBank will pay for the associated costs of soliciting proxies. In addition to this prospectus/circular, VersaBank’s directors, officers and employees may also solicit proxies in person, by telephone or by other means of communication, none of whom will receive additional compensation for assisting with the solicitation. VersaBank may also reimburse brokerage firms, banks and other agents for the cost of distributing this proxy statement to Beneficial Owners. VersaBank has retained the services of [•] as proxy solicitation agent to provide governance services and to solicit proxies in Canada and the United States at a cost of $[•] plus reasonable out-of-pocket expenses.
The prospectus/circular and other proxy-related materials are being set to both Registered Shareholders and Beneficial Owners. VersaBank is not sending proxy-related materials directly to Beneficial Owners and is not relying on the notice-and-access provisions of applicable securities laws for the delivery of proxy-related materials to either Registered Shareholders or Beneficial Owners. Instead, VersaBank will deliver proxy-related materials to Intermediaries, and they will be asked to promptly forward the proxy-related

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
materials to Beneficial Owners. If you are a Beneficial Owner, your Intermediary should send you a voting instruction form or form of proxy with this prospectus/circular. The Bank has elected to pay for the delivery of the proxy-related materials to objecting Beneficial Owners.
Appointment of Proxies
The persons named in the enclosed form of proxy and voting instruction forms are directors and officers of VersaBank. AS A SHAREHOLDER, YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, AS YOUR NOMINEE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person’s name in the blank space provided in the form of proxy. Proxies are to be returned to Odyssey Trust Company (the “Depositary”) in accordance with the instructions provided in the enclosed form of proxy. A proxy is only valid at the Meeting or any adjournment or postponement thereof.
Registered owners of shares on the Record Date, as recorded on VersaBank’s share register (“Registered Shareholders”), who plan to attend and vote their VersaBank shares in person at the Meeting should not complete or return the enclosed form of proxy. Their votes will be taken and counted at the Meeting. Such Registered Shareholders should register with VersaBank’s transfer agent, Odyssey Trust Company, upon their arrival at the Meeting.
Voting by Proxyholder
Shares represented by proxies will be voted by the persons designated in the enclosed form of proxy (i) for or against the matter specified in the proxy and (ii) for or withheld from voting with respect to the Auditor Appointment Proposal and the Director Election Proposal, in accordance with the direction of the shareholders appointing them. If you specify a choice with respect to any matter to be acted upon, your VersaBank shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:
(1)
each matter or group of matters identified therein for which a choice is not specified;

(2)
any amendment to or variation of any matter identified therein; and

(3)
any other matter that properly comes before the Meeting.

As of the date of this prospectus/circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.
Other than with respect to the election of directors (see “The Annual and Special Meeting of Shareholders — Director Election Proposal”), in the event that a choice is not made with respect to a matter specified in the proxy, the proxyholder will vote “FOR” each matter identified in the proxy.
Transfer Agent
You can contact Odyssey Trust Company, VersaBank’s transfer agent (i) by telephone at (888) 290-1175 (toll-free in North America), (ii) by fax at (800) 517-4553 (toll-free in North America), (iii) by mail at Suite 702, 67 Yonge St., Toronto, Ontario, Canada M5E 1J8 or (iv) by email at shareholders@odysseytrust.com.
Registered Shareholders
If you are a Registered Shareholder, a properly executed proxy must be submitted using one of the following methods:
(1)
[visit https://vote.odysseytrust.com and select “LOGIN”. You will be prompted to enter the control number printed with your address to the right of your proxy form. If you vote by internet, do not mail the enclosed proxy form;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
(2)
by mail or personal delivery to Odyssey Trust Company, Attention: Proxy Department, Suite 702, 67 Yonge St., Toronto, Ontario, Canada M5E 1J8; or

(3)
by fax to Odyssey Trust Company, to the attention of the Proxy Department at (800) 517-4553 (toll-free in North America).]

To be counted, a properly executed proxy must be returned to Odyssey Trust Company in accordance with the instructions provided in the enclosed form of proxy not later than [10:30] a.m. ET on            , 2026, or if the Meeting is adjourned or postponed, not later than [10:30] a.m. ET on the day which is two business days preceding the date of the adjourned or postponed meeting (the “Proxy Submission Deadline”). The Proxy Submission Deadline may be waived by the chair of the Meeting at his discretion without notice.
Revocation of Proxy
In addition to any other manner permitted by law, a proxy may be revoked by a Registered Shareholder by:
(1)
executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date at 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or to the chair of the Meeting on the day of the Meeting; or

(2)
personally attending the Meeting and voting.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Beneficial Owners
“Beneficial Owners” are VersaBank shareholders who do not hold their VersaBank shares directly in their own name, but who hold their shares indirectly through a bank, trust company, securities broker, trustee or other entity (“Intermediaries”).
If your shares of VersaBank are registered in the name of an Intermediary on the share register of Odyssey Trust Company, you are a Beneficial Owner, and this prospectus/circular is being sent to you by your Intermediary. Each Intermediary has its own mailing procedures, return instructions and deadlines for submitting proxies.
If you are a Beneficial Owner, the Intermediary through which you hold your shares will send you instructions on how to vote your shares. Such deadlines for submission may be earlier than the Proxy Submission Deadline, and Beneficial Owners should follow such instructions closely to ensure that their shares are voted at the Meeting.
Beneficial Owners who wish to vote in person at the Meeting or appoint a person as their nominee to attend and vote on their behalf at the Meeting must provide their Intermediary with the appropriate documentation in order to be duly appointed as a proxyholder. Beneficial Owners should contact their intermediary to determine what documentation the Intermediary requires in order for such Beneficial Owner or its nominee to be appointed as proxyholder and to attend and vote their shares at the Meeting. Only after the Intermediary appoints a Beneficial Owner or its nominee as a proxyholder can that Beneficial Owner or its nominee vote shares directly at the Meeting.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Voting
VersaBank shareholders may receive more than one set of voting materials, including multiple copies of this prospectus/circular and multiple proxies or voting instructions. For example, if you hold your shares in more than one brokerage account, you will receive separate voting instructions for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete all proxies and voting instructions that you receive in order to cast your vote with respect to all of your shares of VersaBank.
Procedure for the Exchange of Shares
Prior to the consummation of the Reorganization, such number of VersaBank shares as is required pursuant to the Reorganization will be deposited with the Depositary for the benefit of VersaBank shareholders.
The share certificates that represent the VersaBank shares to be deposited with the Depositary shall be surrendered to the Depositary for cancellation. Upon surrender of the certificate for cancellation, together with the duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the VersaBank shareholder surrendering such certificate will be entitled to receive, and the Depositary will deliver to such VersaBank shareholder, the Consideration which such VersaBank shareholder has the right to receive for such VersaBank shares pursuant to the Reorganization, and any certificate so surrendered will be cancelled.
Any exchange or transfer of VersaBank shares pursuant to the Reorganization will be free and clear of any liens or other claims of third parties of any kind.
Letter of Transmittal
A Letter of Transmittal will be mailed, together with this prospectus/circular, to each Registered Shareholder as of the Record Date. Each Registered Shareholder must forward a duly completed and executed Letter of Transmittal, with accompanying VersaBank share certificates and such other documents and instruments as the Depositary may reasonably require, in order to receive the shares of the Parent to which such VersaBank shareholder is entitled pursuant to the Reorganization. It is recommended that VersaBank shareholders complete, sign and return the Letter of Transmittal and accompanying documents to the Depositary as soon as possible. All deposits of VersaBank shares made under a Letter of Transmittal are irrevocable. The Letter of Transmittal is filed as Exhibit 99.2 to the registration statement of which this prospectus/circular forms a part.
Any use of the mail to transmit a certificate for VersaBank shares and the related Letter of Transmittal is at the risk of the VersaBank shareholder. If these documents are mailed, it is recommended that registered mail, properly insured, be used.
Whether or not VersaBank shareholders forward the certificates representing their VersaBank shares, upon the consummation of the Reorganization, VersaBank shareholders will cease to be VersaBank shareholders and will only be entitled to receive that number of shares of the Parent to which they are entitled under the Reorganization, or in the case of VersaBank shareholders who properly exercise the right to receive fair value for their VersaBank shares in accordance with the dissent procedures (the “Dissent Rights”). See “Appraisal and Dissenters’ Rights of VersaBank Shareholders”.
The instructions for surrendering certificates representing VersaBank shares and depositing such share certificates with the Depositary are set forth in the Letter of Transmittal. The Letter of Transmittal provides instructions with regard to lost certificates.
Return of VersaBank Shares
If the Reorganization is not completed, any deposited VersaBank shares will be returned to the depositing VersaBank shareholder at VersaBank’s expense upon written notice to the Depositary from VersaBank, by returning the deposited VersaBank shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the VersaBank shareholder in the Letter of

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Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by VersaBank’s transfer agent, Odyssey Trust Company.
Lost Certificates
If any certificate representing VersaBank shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Parent or the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration in accordance with such holder’s Letter of Transmittal. When authorizing such Consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Parent and the Depositary (each acting reasonably) in such sum as the Parent may direct (acting reasonably), or otherwise indemnify the Parent in a manner satisfactory to the Parent (each acting reasonably) against any claim that may be made against the Parent with respect to the certificate alleged to have been lost, stolen or destroyed.
Cancellation of Rights
Following the consummation of the Reorganization, any share certificate of VersaBank shares that is not surrendered prior to the consummation of the Reorganization will be deemed to represent only the right to receive upon surrender the Consideration to which the holder is entitled to receive. Any such certificate that is not duly surrendered on or before the day that is three years less one day from the date of the consummation of the Reorganization will cease to represent a claim by or interest of any former holder of VersaBank shares of any kind or nature against or in VersaBank or the Parent. On such date, all Parent shares to which such holder is entitled will be deemed to have been surrendered to the Parent for cancellation.
Withholding Rights
VersaBank, the Parent and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person under the Reorganization, such amounts as VersaBank, Versa Holdings and the Depositary are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any laws in respect of taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to the Reorganization and shall be treated for all purposes under the Reorganization as having been paid to the Person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment made pursuant to the Reorganization, VersaBank, the Parent and the Depositary, as applicable, may sell or otherwise dispose of any portion of the shares of the Parent deliverable to such holder as is necessary to provide sufficient funds to enable VersaBank, the Parent or the Depositary to comply with such deduction and withholding requirements.
Depositary
VersaBank has retained the services of the Depositary for the receipt of the Letter of Transmittal and the certificates representing VersaBank shares. The Depositary will receive reasonable and customary compensation for its services in connection with the Reorganization, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.
Expenses of the Reorganization
VersaBank estimates that it will incur expenses in the aggregate amount of $      million in connection with the Reorganization, including legal, tax, accounting, filing and printing costs, and the cost of preparing and mailing this prospectus/circular.
Whether you plan to attend the Meeting or not, please read this prospectus/circular carefully and vote your shares by dating and signing the enclosed form of proxy promptly and returning it to VersaBank’s transfer agent, Odyssey Trust Company, in accordance with the instructions provided in the enclosed form of proxy.

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For questions about voting your shares, the Meeting or the Proposals, you should contact VersaBank, 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2, telephone: (519) 645-1919[, or you may also contact VersaBank’s proxy solicitation agent: [•], email: [•], telephone: [•]. VersaBank has agreed to pay [•] a reasonable fee and reimbursement for certain expenses and out-of-pocket losses and damages.]

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THE REORGANIZATION PROPOSAL
Overview of the Reorganization
Subject to the approval of VersaBank shareholders, VersaBank is proposing to effectuate a series of transactions that would cause the Parent to succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware.
In summary, under the proposed terms of the Reorganization, VersaBank will adopt an amendment to its by-laws and effect the Share Exchange. Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note, which will be subsequently distributed to the Parent as a return of capital.
The Reorganization Proposal must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of VersaBank’s outstanding shares at the Meeting. If the Reorganization Proposal is approved and all required regulatory approvals are received, the Reorganization is expected to be consummated as early as               , 2026.
Background to the Reorganization
As part of their ongoing evaluation of VersaBank’s business, VersaBank’s senior management and VersaBank’s board of directors regularly review, consider and assess VersaBank’s operations, financial performance and industry conditions. One of VersaBank’s long-term objectives is to increase opportunities for future access to capital and index inclusion.
Principal Reasons for the Reorganization
After careful consideration, the board of directors of VersaBank believes that the Reorganization is in the best interests of VersaBank and its shareholders. The Reorganization is intended to enhance long-term shareholder value and better position VersaBank to execute on its strategic priorities. In making its recommendation, the board of directors of VersaBank considered a number of key factors, including:
•
Improved Access to U.S. Capital Markets and Investors — upon the consummation of the Reorganization, the Parent will succeed VersaBank as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware. The Reorganization is expected to increase VersaBank’s visibility and familiarity with U.S. institutional investors and research analysts. We also anticipate that being a U.S. reporting issuer may, over time, enhance trading liquidity.

•
Alignment with Strategic Growth Objectives — the Reorganization supports VersaBank’s long-term U.S. growth strategy and reflects VersaBank’s increasing focus on U.S.-based operations and funding structures. The board of directors of VersaBank believes that positioning the ultimate parent company of VersaBank’s group, VersaB Corp, in the United States would better align its corporate structure with its business focus and growth trajectory.

•
Enhanced Capital Raising Flexibility — the board of directors of VersaBank believes that the Reorganization will improve the Company’s ability to raise capital in the United States, which is essential to funding its long-term growth initiatives, including expansion of its receivables purchase program (RPP) and other strategic financing solutions. The board of directors of VersaBank believes that having a structure that is more customary for a U.S. bank holding company may enable the Company to access a broader and deeper pool of capital on more competitive terms.

•
Potential for U.S. Index Inclusion — the management of VersaBank believes that, over time, the Reorganization may facilitate the inclusion of the shares of the Parent in more prominent U.S. stock indices, which could attract additional passive investment flows and improve VersaBank’s trading profile.

•
Continued Commitment to Canada — VersaBank will continue to maintain its Canadian banking operations, and the extent of its regulatory oversight by OSFI will not be materially impacted by the

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Reorganization. VersaBank remains firmly committed to its Canadian customers, employees and communities, and does not expect the Reorganization to have any material impact on its operations in Canada. Upon the consummation of the Reorganization, VersaBank will become a Schedule II chartered bank under the Bank Act, and the shares of the Parent will be listed on the TSX in substitution for the VersaBank shares that are currently listed on the TSX.
In the course of its deliberations, the board of directors of VersaBank, in consultation with VersaBank’s management and its legal, tax and other professional advisors, also considered a variety of risks and other potentially negative factors related to the Reorganization. These include, among others, risks relating to implementation of the Reorganization, potential market or regulatory uncertainty, and impacts on shareholders or VersaBank’s reporting obligations. These risks are described in greater detail under the heading “Risk Factors”.
However, in light of the number and complexity of the factors considered, the board of directors of VersaBank did not find it practicable to, nor did it attempt to, quantify, rank or assign relative weights to the specific factors considered in making its recommendation to vote “FOR” the Reorganization Proposal. Individual members of the board of directors of VersaBank may have given different weights to different factors. The board of directors of VersaBank reached its recommendation based on the totality of the information presented to, and considered by, it through its deliberations.
The foregoing summary of the information and factors considered by the board of directors of VersaBank is forward-looking in nature. This information should be read in light of the factors set forth under sections entitled “— Background to the Reorganization”, “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
The Reorganization
Subject to the approval of VersaBank shareholders, the board of directors of VersaBank expects to adopt a resolution to amend the by-laws of VersaBank to create the Exchangeable Shares to facilitate the Reorganization.
Upon adoption of the by-law amendment to create the Exchangeable Shares, VersaBank will create the Exchangeable Shares, each VersaBank share will be automatically exchanged, without further action by the holder, for one Exchangeable Share, and the Parent will file the Proposed Organizational Documents with the Secretary of State of the State of Delaware.
Immediately following the conversion of each VersaBank share into the Exchangeable Shares, each Exchangeable Share will be transferred automatically to the Parent in exchange for, in the case of Exchangeable Shares other than Exchangeable Shares held by Dissenting Shareholders, an equivalent number of newly issued shares of common stock of the Parent on a one-for-one basis. Each Exchangeable Share issued in respect of a Dissenting Shareholder will instead be transferred to the Parent in exchange for the right to receive the fair market value for such shares, as determined in accordance with Section 277 of the Bank Act or as agreed between VersaBank and the Dissenting Shareholder. See “Appraisal and Dissenters’ Rights of VersaBank Shareholders”. Following the Share Exchange, all Exchangeable Shares will be converted into shares of VersaBank on a one-for-one basis.
Following the completion of the foregoing transactions, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for the VersaB Corp Note.
VersaBank will file an election to cease to be a “public corporation” under the Tax Act and will thereafter distribute the VersaB Corp Note to the Parent as a return of capital. As a result of such distribution, the VersaB Corp Note will be cancelled.
As a result of such transactions, the Parent will become the parent company of VersaBank. While VersaBank will continue to be a Canadian chartered bank governed by the Bank Act, its publicly traded parent corporation, the Parent, will be governed by the DGCL. Accordingly, shareholders are urged to carefully review the information set forth in the section entitled “— Change in Governing Law”.
Pursuant to the Registration Statement of which this prospectus/circular forms a part, the Parent is registering the shares of its common stock to be issued pursuant to the Share Exchange.

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Exchangeable Shares
The Exchangeable Shares shall rank junior to any class of preferred shares of VersaBank and rank equally with the common shares of VersaBank with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank.
Subject to the Bank Act, holders of Exchangeable Shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of VersaBank on the same basis as a holder of VersaBank shares.
Once the Reorganization Proposal received the required approvals, each VersaBank share shall be exchanged automatically and without any further action on the part of the holder into one Exchangeable Share. Immediately thereafter, each such Exchangeable Share (other than an Exchangeable Share issued to a Dissenting Shareholder) shall be transferred automatically to the Parent in exchange for one newly issued share of the Parent.
Each Exchangeable Share issued to a Dissenting Shareholder shall instead be transferred automatically to the Parent upon the consummation of the Reorganization in exchange for the right to be paid the fair value of such Dissenting Shareholder’s VersaBank shares, as determined under Section 277 of the Bank Act or as agreed between VersaBank and the Dissenting Shareholder.
The Exchangeable Shares shall be convertible into VersaBank shares at the option of the holder at any time and from time to time following the consummation of the Reorganization on a one-for-one basis.
No fractional shares will be issued in connection with the Reorganization.
This summary of the Exchangeable Shares is qualified in its entirety by reference to the full text of the rights, privileges, restrictions and conditions of the Exchangeable Shares, which are set forth in the Reorganization By-Law Amendment attached hereto as Annex C.
Stock Exchange Considerations
The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
Treatment of VersaBank Notes
All of VersaBank’s issued and outstanding 2031 Notes will be unaffected by the Reorganization and will remain outstanding in accordance with their terms.
Treatment of VersaBank’s Stock Option Plan
Following the completion of the Share Exchange, VersaBank will amend the definition of “Shares” in its Stock Option Plan to refer to shares of the Parent rather than shares of VersaBank. As a result, each stock option, performance share unit, restricted share unit and deferred share unit will represent the right to receive a share of the Parent (or its cash equivalent, as applicable) rather than a share of VersaBank (or its cash equivalent, as applicable).
Certain Canadian Securities Law Matters
The shares of the Parent to be issued pursuant to the Reorganization will be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian Securities Laws under Section 2.11 of National Instrument 45-106 — Prospectus Exemptions and will generally not be subject to any resale restrictions under applicable Canadian Securities Laws, provided that the following conditions are satisfied: (i) the issuer of such shares, pursuant to Section 2.9 of National Instrument 45-102 — Resale of

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Securities (“NI 45-102”), is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade (upon completion of the Reorganization, the Parent will be deemed to have been a reporting issuer from the time that VersaBank became a reporting issuer, satisfying this requirement); (ii) the trade is not a control distribution; (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade; (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (v) if the selling securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation (each as set out in Section 2.6(3) of NI 45-102); and (vi) such holder is not a person or company engaged in or holding itself out as engaging in the business of trading securities or such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements. VersaBank shareholders should consult with their own financial and legal advisors with respect to any restrictions on the resale of Parent shares received upon the consummation of the Reorganization.
Following the completion of the Reorganization, VersaBank may apply to the applicable Canadian securities regulatory authorities to cease to be a reporting issuer in each province and territory in which it is currently a reporting issuer, once it is eligible to do so. Until such time as the applicable securities regulatory authorities grant such relief, VersaBank will remain a reporting issuer in each province and territory in which it is currently a reporting issuer.
Ongoing Reporting Obligations
Upon the consummation of the Reorganization, the Parent will become a reporting issuer in each of the provinces that VersaBank is currently a reporting issuer. The Parent will also become a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act and will be required to file periodic reports and other information with the SEC. The Parent can satisfy many of its Canadian continuous disclosure obligations by complying with applicable U.S. requirements and filing copies of its SEC documents concurrently with Canadian securities regulatory authorities via SEDAR+. In addition, insiders of the Parent will be required to file insider reports on both the System for Electronic Disclosure by Insiders (“SEDI”) and with the SEC.
Certain U.S. Regulatory Matters
Upon consummation of the Reorganization, the following regulatory changes will occur.
•
The Company will no longer be a “foreign private issuer” and will be required to comply with all of the provisions applicable to a U.S. domestic issuer under the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the Nasdaq listing rules, and the rules and regulations implemented by the SEC.

•
The Parent, as the ultimate parent holding company, will be a domestic U.S. bank holding company subject to consolidated regulation and supervision by the U.S. Federal Reserve, including the U.S. Federal Reserve’s regulatory capital requirements.

•
VersaBank will be held by the Parent as a foreign bank subsidiary under the authority of Subpart A of Regulation K and will be subject to the requirements and restrictions applicable to such subsidiaries. In addition, VersaBank will cease to be a qualifying foreign banking organization under Subpart B of Regulation K and, as a result, will have a more narrow scope of authority to engage in non-banking activities outside the United States.

Bank Regulatory Approvals
To complete the Reorganization, the Parent and GBH must obtain approvals or consents from the U.S. Federal Reserve, the Parent must obtain an approval from the Minister of Finance (Canada), and VersaBank must obtain approvals from the Superintendent.
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of VersaBank common stock and options to purchase VersaBank common stock in the Reorganization is fair. Regulatory approval does not constitute an endorsement or recommendation of the Reorganization.

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VersaBank and the Parent believe that the Reorganization does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ abilities to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the surviving corporation following completion of the Reorganization. There can likewise be no assurances that U.S. or Canadian federal, state, provincial, regulatory or competition authorities will not attempt to challenge the Reorganization or, if such a challenge is made, what the result of such challenge will be.
U.S. Federal Reserve Approvals
Section 3 Application — The Parent and GBH
The Parent’s acquisition of shares of VersaBank and GBH’s acquisition of shares of the Parent, as part of the Reorganization, are subject to approval by the U.S. Federal Reserve pursuant to Section 3 of the BHC Act. The U.S. Federal Reserve takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the reorganized organization. The U.S. Federal Reserve also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. For foreign organizations acquiring bank holding companies under Section 3 of the BHC Act, such as GBH, the U.S. Federal Reserve also takes into consideration the applicant’s home country supervision.
In considering an application under Section 3 of the BHC Act, the U.S. Federal Reserve also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act, pursuant to which the U.S. Federal Reserve must also take into account the record of performance of the applicant in meeting the credit needs of the entire community, including low- and moderate-income customers and communities, served by its depository institution subsidiary. In its most recent Community Reinvestment Act performance evaluation, VersaBank USA (then known as Stearns Bank Holdingford, N.A.) received a “Satisfactory” rating.
The BHC Act and U.S. Federal Reserve regulations also require published notice of, and the opportunity for public comment on, the Section 3 applications to the U.S. Federal Reserve. The U.S. Federal Reserve takes into account the views of third-party commenters, particularly on the subject of the relevant party’s (or parties’) Community Reinvestment Act performance and record of service to their communities. The U.S. Federal Reserve is authorized to hold one or more public hearings or meetings if the agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review by the U.S. Federal Reserve.
The filing of the application to the U.S. Federal Reserve is expected to occur on [•].
Regulation K Application
The Parent’s acquisition of shares of VersaBank, as the Parent’s initial investment in a foreign subsidiary under the U.S. Federal Reserve’s Subpart A of Regulation K and as part of the Reorganization, is subject to the approval, referred to as specific consent, of the U.S. Federal Reserve pursuant to Regulation K. The U.S. Federal Reserve takes into consideration a number of factors when acting on applications under the specific consent procedures, including the permissibility of VersaBank’s activities.
The filing of the application to the U.S. Federal Reserve is expected to occur on [•].
Bank Act Approvals
Minister of Finance (Canada)

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In Canada, Part VII of the Bank Act sets out constraints on the ownership of banks. Specifically, Section 373(1) of the Bank Act states that no person, or entity controlled by a person, shall, without the approval of the Minister of Finance (Canada), purchase or otherwise acquire any share of a bank, or otherwise acquire control of any entity that holds any share of a bank, if the acquisition would cause the person to have a significant interest in any class of shares of the bank. “Significant interest” is defined in the Bank Act as holding greater than 10% of the outstanding shares of a class of shares of a bank. In addition, Section 377.1(1) of the Bank Act states that no person shall, without the approval of the Minister of Finance (Canada), acquire control of a bank with equity of less than $12 billion. The Reorganization will include an acquisition of control of VersaBank by the Parent. As a result, an application under Sections 373(1) and 377.1(1) of the Bank Act is expected to be submitted on [•].
Superintendent
Approval of the Superintendent will be required pursuant to Section 494(4) of the Bank Act for VersaBank to enter into related-party asset transactions as part of a restructuring in respect of its sale of issued and outstanding shares of DRTC and VersaHoldings US Corp. to the Parent in exchange for the VersaB Corp Note. In addition, approval of the Superintendent will be required pursuant to Section 65(1) of the Bank Act for VersaBank to issue shares in consideration of property in connection with the conversion of VersaBank’s common shares into the Exchangeable Shares. Finally, approval of the Superintendent will be required pursuant to Section 75(4) of the Bank Act for VersaBank to reduce its stated capital and distribute the amount of such reduction as a return of capital to the Parent following the Share Exchange. As a result, an application under Sections 65(1), 75(4) and 494(4) of the Bank Act is expected to be submitted on [•].
Change in Governing Law
VersaBank, is currently governed by Canadian law as a Schedule I chartered bank under the Bank Act. Upon consummation of the Reorganization, the Parent will become the parent company of VersaBank, and the Parent will be governed by the DGCL. The Bank Act differs in some material respects from the laws generally applicable to corporations and their shareholders under the DGCL. In addition, VersaBank’s current governing documents differ in certain material respects from the Proposed Organizational Documents. Set forth below is a summary chart outlining important similarities and differences in corporate governance and shareholder rights associated with each of VersaBank and the Parent according to applicable law, VersaBank’s existing governing documents and the Proposed Organizational Documents. This summary is not intended to be complete and is qualified in its entirety by reference to the Proposed Organizational Documents attached to this prospectus/circular as Annexes B and C, VersaBank’s existing governing documents, the DGCL and the Bank Act.
BANK ACT (CANADA)	DELAWARE CORPORATE LAW
Shareholder Approval of Business Combinations
Mergers require the approval of two-thirds of the votes cast at a meeting of shareholders, with each share of VersaBank carrying the right to vote (whether or not such share otherwise carries the right to vote).
Mergers generally require approval of a majority of all outstanding shares.
Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within the first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 66 2∕3% of voting power of disinterested stockholders).

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

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BANK ACT (CANADA)	DELAWARE CORPORATE LAW
Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.
Shareholder Votes for Routine Matters
Generally, approval of routine matters that are put to a shareholder vote require the affirmative vote of the majority of the votes cast in respect of such matter.	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
VersaBank’s incorporating instrument may be amended with the approval of two-thirds of the votes cast at a meeting of shareholders, in addition to approval by the Minister of Finance. VersaBank’s by-laws may generally be amended with the approval of a majority of the votes cast at a meeting of shareholders, and certain changes to the by-laws of a substantial nature may be made only with the approval of not less than two-thirds of the votes cast.	A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
Shareholder Vote on Board and Management Compensation
The board of directors of VersaBank has the authority to fix the compensation of directors, officers and employees; provided that a by-law fixing the aggregate amount of the directors’ remuneration must be confirmed by no less than two-thirds of the votes cast by shareholders. The by-law must also specify the fixed period of time for which the remuneration is applicable.	The board of directors of a corporation has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.
Shareholder Action by Written Consent
A bank may not eliminate the right of shareholders to act by written consent.	A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.
Shareholder Proposals
A shareholder of VersaBank has the right to put any proposal before the annual meeting of shareholders, provided it has been a registered holder or beneficial owner of a prescribed number of VersaBank’s shares for at least six months prior to the submission of the proposal.
A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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BANK ACT (CANADA)	DELAWARE CORPORATE LAW
Cumulative Voting
Cumulative voting for elections of directors is mandatory.	Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.
Annual Vote on Board Renewal
Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the by-laws.	Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws.
Classified boards are not permitted.	Classified boards are permitted.
Appraisal Rights
Unless a merger constitutes a going-private or squeeze-out transaction, a shareholder of VersaBank generally does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a going-private or squeeze-out transaction, shareholders who validly exercise their dissent rights in connection with such transaction will have the right to receive payment of the fair value of their shares, determined as of the close of business on the day before the transaction is approved by the shareholders.	With certain exceptions, a shareholder of a publicly traded corporation generally does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a merger or consolidation, pursuant to the DGCL, shareholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Inspection of Books and Records
Any person, whether or not a shareholder, may examine the books and records of VersaBank during the usual business hours of VersaBank and may take extracts from them free of charge or have copies of them made upon payment of a reasonable fee.	Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.
Shareholder Lawsuits

Class actions are not available.
Derivative actions generally are available to shareholders if a court determines, in its discretion, that it is in the interests of VersaBank that the action be brought or prosecuted. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
BANK ACT (CANADA)	DELAWARE CORPORATE LAW
Fiduciary Duties of Directors

A director has a fiduciary duty to VersaBank and its shareholders. This duty has two components: (i) the duty of care; and (ii) the duty to comply.
The duty of care requires that a director act honestly and in good faith with a view to the best interests of VersaBank, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The duty to comply requires that a director comply with the Bank Act and VersaBank’s incorporating instrument and by-laws.

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: (i) the duty of care; and (ii) the duty of loyalty.
The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, directors must inform themselves of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.
The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. Directors must not use their corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

Indemnification of Directors and Officers
VersaBank must indemnify any person who was or is a party to any proceeding because the person is or was a director, officer or person who acts or acted at VersaBank’s request as a director or officer of an entity of which VersaBank is or was a shareholder or creditor, against liability incurred in connection with the proceeding if such person acted honestly and in good faith with a view to the best interests of VersaBank and, in the case of a criminal or administrative proceeding, such person had reasonable grounds for believing that the impugned conduct was lawful.	A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Limitation on Liability
No provision of any contract, resolution or by-laws may eliminate or limit the personal liability of directors of VersaBank for monetary damages for breach of a fiduciary duty as a director.
A certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for: (i) any breach of a director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or (iv) any transaction from which the director derived an improper personal benefit.

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BANK ACT (CANADA)	DELAWARE CORPORATE LAW
Removal of Directors
A director may be removed with or without cause by shareholders only if the number of votes cast in favor of the removal is greater than the product of the number of directors required by the by-laws and the number of votes cast against the motion.	A director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.
Forum Selection
There are no applicable forum selection provisions under the Bank Act or VersaBank’s by-laws.	The Proposed Organizational Documents provide that, unless the Parent consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware) and (ii) any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction may only be brought before the federal district court for the State of Delaware.
Dissolution; Winding Up
Dissolution may be proposed by either the board of directors or VersaBank shareholders. To be effective, the dissolution must be approved by two-thirds of the votes cast at a meeting and separately by the Minister of Finance.	Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Variation of Rights of Shares
Banks may vary the rights of their shares, including adding, changing or removing rights like voting, dividend preferences, and conversion privileges. However, this variation is subject to VersaBank’s by-laws and requires the approval of not less than two-thirds of the votes cast by shareholders.	A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

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PURSUANT TO 17 C.F.R. § 200.83
REORGANIZATION AGREEMENT
The following summary of certain material provisions of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reorganization Agreement, which is attached to this prospectus/circular as Annex F.
The parties to the Reorganization Agreement will be VersaBank and the Parent.
Conditions Precedent to the Reorganization
The respective obligations of the parties to the Reorganization Agreement to complete the Reorganization are subject to the satisfaction, or mutual waiver by VersaBank and the Parent on or before the date that the Reorganization is consummated, of each of the following conditions:
•
the Reorganization Resolution shall have been approved at the Meeting by VersaBank shareholders;

•
all approvals and consents, regulatory or otherwise, which are necessary or advisable in connection with the consummation of the transactions contemplated in the Reorganization shall have been obtained (including, without limitation, the U.S. Federal Reserve Approvals and the Bank Act Approvals);

•
the Competition Act Approval shall have been obtained;

•
no preliminary or permanent injunction, restraining order, cease trading order or order or decree of any Governmental Entity, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trading or enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated in the Reorganization Agreement, and no such action, proceeding or order shall, to the best of the knowledge of VersaBank or the Parent, be pending or threatened;

•
the conditional approval of the listing of the Parent’s shares on the TSX and Nasdaq;

•
the Registration Statement remains effective; and

•
the time period for the exercise of any Dissent Rights conferred upon VersaBank shareholders in respect of the Reorganization shall have expired, and VersaBank shareholders shall have not exercised (or otherwise be deemed to have exercised) Dissent Rights with respect to that number of VersaBank shares that would make it inadvisable to proceed with the implementation of the Reorganization, as determined by VersaBank in its sole discretion.

Implementation and Terms of the Reorganization
In the Reorganization Agreement, VersaBank will agree to covenants related to the Meeting in order to complete the Reorganization.
Termination
The Reorganization Agreement may be terminated at any time prior to the date the Reorganization is consummated (i) by mutual written agreement of the parties thereto, (ii) by VersaBank for any reason on written notice to the Parent, (iii) by any party thereto if the Reorganization has not been completed prior to [•], 2026, or (iv) by any party if the Meeting is duly convened and held and the Reorganization Resolution is voted on by VersaBank shareholders and not approved by VersaBank shareholders.

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PURSUANT TO 17 C.F.R. § 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with our consolidated financial statements for each of the years ended October 31, 2025 and 2024, “Unaudited Pro Forma Combined Financial Information” and the related notes thereto. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied herein. For a discussion of some of those risks and uncertainties, see the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements except to the extent required by law. Many of the amounts and percentages in this discussion and analysis have been rounded for convenience of presentation.
Unless the context otherwise requires, all references in this section to the “Company” “we,” “us,” or “our” refer to VersaBank and its subsidiaries.
Overview
We are a Canadian Schedule I chartered bank regulated by OSFI in Canada. Our wholly owned subsidiary, VersaBank USA, is a federally chartered bank in the United States regulated by the OCC. Through our wholly owned subsidiary DRTC, we leverage internally developed IT security assurance services, supervisory control and data acquisition system assessments, and IT security training to provide innovative cybersecurity products and solutions to address the rapidly growing volume of cyber threats.
We became one of the world’s first fully digital financial institutions by adopting a highly efficient business-to-business banking model. We conduct deposit gathering and credit asset origination activities predominantly via technology-enabled electronic deposit and lending solutions for financial intermediaries, enabling them to excel in their core businesses. Our primary credit asset products include our RPP and Commercial Real Estate portfolios. Our primary deposit products are demand and term deposit accounts, all of which are eligible for insurance by the CDIC or FDIC, up to the applicable limits.
Fiscal 2025 Operating Highlights
The year ended October 31, 2025 reflects trends of [•], [•], and [•]. These operations resulted in the following highlights:
•
[•]

ACQUISITIONS
On August 30, 2024, we, through our wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of Minnesota-based Stearns Bank Holdingford N.A. (“Stearns Holdingford”), a fully operational, federally chartered national bank regulated by the OCC, focused on small business lending. Stearns Holdingford was a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota, and was acquired by us for cash consideration of $14.1 million.
Upon the close of the share acquisition of Stearns Holdingford, we acquired approximately $68.4 million in assets and assumed approximately $54.3 million in deposits and other liabilities and renamed Stearns Holdingford as VersaBank USA, National Association. The acquisition has provided us with access to U.S. deposits to support the growth of its RPP.
The acquisition was accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. Accordingly, the identifiable assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. See Note 19 to VersaBank’s Consolidated Financial Statements included elsewhere within this prospectus for additional information relating to the acquisition.
RESULTS OF OPERATIONS
Net income.   Net income [increased] [decreased] [•] % to $ [•] thousand from $27,199 thousand for the years ended October 31, 2025 and 2024, respectively. The [increase][decrease] was primarily driven by [•].

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This [increase][decrease] was [•].
Net interest income.   Net interest income [increased][decreased] [•] % to $ [•] thousand from $75,882 thousand for the years ended October 31, 2025 and 2024, respectively, driven primarily by [•]. The [increase][decrease] was further supported by [•].
These [•] effects were [•].
Net interest margin (non-GAAP).   Net interest margin (“NIM”) [increased][decreased] to [•] basis points from 251 basis points for the years ended October 31, 2025 and 2024, respectively, largely attributable to [•].
The [increase][decrease] in NIM was [•].
The following table summarizes interest income on earning assets and related average yields, as well as interest expense on interest-bearing liabilities and related average rates paid for the periods presented:
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024
Average interest-earning assets	$	[•]	$3,018,341	$	[•]
Interest and dividend income	$	[•]	$210,621	$	[•]
Yield on interest-earning assets (non-GAAP)(1)		[•]%	6.98%		[•] bps
Average interest-bearing liabilities	$		$2,875,178	$	[•]
Interest expense	$	[•]	$134,739	$	[•]
Cost of interest-bearing liabilities (non-GAAP)(2)		[•]%	4.69%		[•] bps
Net interest spread (non-GAAP)(3)		[•]%	2.29%		[•] bps
Net interest income	$	[•]	$75,882	$	[•]
Net interest margin (non-GAAP)(4)		[•]%	2.51%		[•] bps

(1)
Calculated as interest income divided by average interest-earning assets

(2)
Calculated as interest expense divided by average interest-bearing liabilities

(3)
Calculated as yield on interest-earning assets less cost of interest-bearing liabilities

(4)
Calculated as net interest income divided by average interest-earning assets

Rate/Volume Analysis.   The following table summarizes the effects of rate and volume changes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.
Comparison of the years ended October 31, 2025 vs. 2024 Increase (Decrease) Due to Change in:
(Dollars in thousands)	Volume		Rate		Total
Interest-earning assets:
Credit assets	$	[•]	$	[•]	$	[•]
Investment securities		[•]		[•]		[•]
Interest-bearing deposits in other banks		[•]		[•]		[•]
Total interest-earning assets	$	[•]	$	[•]	$	[•]

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PURSUANT TO 17 C.F.R. § 200.83
Comparison of the years ended October 31, 2025 vs. 2024 Increase (Decrease) Due to Change in:
(Dollars in thousands)	Volume		Rate		Total
Interest-bearing liabilities:
Interest-bearing demand	$	[•]	$	[•]	$	[•]
Savings		[•]		[•]		[•]
Time		[•]		[•]		[•]
Total interest-bearing deposits		[•]		[•]		[•]
Subordinated notes payable		[•]		[•]		[•]
Change in net interest income	$	[•]	$	[•]	$	[•]

Provision for credit losses.   VersaBank recorded a provision for credit losses of $ [•] thousand for the year ended October 31, 2025, compared with a provision for credit losses of $85 thousand for 2024. The [increase] [decrease] primarily reflected [•].
	For the year ended October 31,				Change
(Dollars in thousands)	2025		2024		$		%
Allowance for credit losses by credit asset:
RPP Financing	$	[•]%	$699	21%	$	[•]	[•]%
Multi-Family Residential Loans		[•]%	1,427	43%		[•]	[•]%
Other Financing		[•]%	1,085	33%		[•]	[•]%
HTM Corporate Bonds		[•]%	77	3%		[•]	[•]%
Total ending allowance balance	$	[•]%	$3,288	100%	$	[•]	[•]%
Non-interest income.   Non-interest income [increased][decreased] [•]% to $ [•] thousand from $8,550 thousand for the years ended October 31, 2025 and 2024, respectively, reflecting [•].
Non-interest expense.   Non-interest expense [increased][decreased] [•]% to $[•] thousand from $45,044 thousand for the years ended October 31, 2025 and 2024, respectively. The [increased][decreased] was primarily attributable to [•].
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024	$		%
Non-interest expense:
General and administrative	$	[•]	$14,700	$	[•]	[•]%
Salaries and employee benefits		[•]	24,304		[•]	[•]%
Premises and equipment		[•]	3,564		[•]	[•]%
Other non-interest expense		[•]	2,476		[•]	[•]%
Total non-interest expense	$	[•]	$45,044	$	[•]	[•]%
Non-GAAP Financial Measures
We present certain non-GAAP financial measures that are determined by methods other than in accordance with GAAP. Management uses these measures to evaluate our operating performance and to provide additional insight into trends affecting its business. These measures are supplemental to the financial results prepared in accordance with GAAP and are intended to assist in understanding our core operating performance by excluding items that management believes are not indicative of ongoing results.
Non-GAAP financial measures should not be considered in isolation or as a substitute for GAAP results. Because these measures are not standardized, they may not be comparable to similarly titled

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measures used by other financial institutions. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are provided in this report where applicable.
Return on Average Common Equity.   Return on average common equity is calculated as annualized net income available to common shareholders divided by average common shareholders’ equity. Net income available to common shareholders is defined as net income less preferred share dividends, and average common shareholders’ equity is defined as average total shareholders’ equity less preferred share equity. We believe that these metrics are useful to management and investors because they provide for better comparability and more accurately measure VersaBank’s results of operations and remove variability.
	For the year ended October 31,
(Dollars in thousands)	2025		2024
Return on average common equity
Net income	$	[•]	$27,199
Less: Preferred stock dividends		[•]	(728)
Adjusted net income	$	[•]	$26,471
Average common equity		[•]	$183,183
Return on average common equity		[•]%	14.45%
Adjusted Return on Average Common Equity.   Adjusted return on average common equity is calculated on the same basis as Return on Average Common Equity, excluding the impact of amounts related to the Reorganization and the associated tax effect. We believe the adjusted return on average common equity is useful to investors because it enhances comparability between the periods presented.
	For the year ended October 31,
(Dollars in thousands)	2025		2024
Return on average common equity
Net income	$	[•]	$27,199
Add: Adjustment to non-interest expenses		[•]	—
Add: Adjustment to income tax provision		[•]	—
Less: Preferred stock dividends		[•]	(728)
Adjusted net income	$	[•]	$26,471
Average common equity		[•]	$183,183
Adjusted return on average common equity		[•]%	14.45%
Tangible book Value per Common Share.   Tangible book value per common share is calculated as tangible shareholders’ equity divided by total common shares outstanding. We consider the tangible book value per common share as a useful measurement of our equity and reference the return on average tangible common equity as a measurement of profitability.
	For the year ended October 31,
(Dollars in thousands, except for share amounts)	2025		2024
Total shareholders’ equity	$	[•]	$284,694
Less: Intangible assets		[•]	(10,516)
Less: Total gross deferred tax assets			(4,735)
Less: Total lease assets			(2,085)
Less: Goodwill		[•]	(8,225)
Add: Total gross deferred tax liabilities			3,574
Total tangible shareholders’ equity	$	[•]	$262,707

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PURSUANT TO 17 C.F.R. § 200.83
	For the year ended October 31,
(Dollars in thousands, except for share amounts)	2025		2024
Total assets		[•]	3,469,589
Less: Intangible assets		[•]	(10,516)
Less: Deferred tax assets			(4,735)
Less: Total lease assets			(2,085)
Less: Goodwill		[•]	(8,225)
Add: Deferred tax liabilities			3,574
Total tangible assets	$	[•]	$3,447,602
Tangible shareholders’ equity / tangible assets		[•]%	7.62%
Total common shares outstanding		[•]	26,002,577
Tangible book value per common share	$	[•]	$10.10
Book Value per Common Share.   Book value per common share is calculated as total shareholders’ equity less preferred share equity, divided by the number of common shares outstanding at the end of the period. We believe that book value per common share is useful for evaluating the operating performance and capital adequacy of the business period-to-period.
	For the year ended October 31,
(Dollars in thousands, except for share amounts)	2025		2024
Book value per Common Share
Total shareholders’ equity	$	[•]	$284,694
Shares outstanding		[•]	26,002,577
Book Value per Common Share	$	[•]	$10.95
Return on Average Total Assets.   Return on average total assets is calculated as net income available to common shareholders divided by average total assets. We believe that Return on Average Total Assets provides useful information to investors because it is among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions.
	For the year ended October 31,
(Dollars in thousands)	2025		2024
Return on average total assets
Net income	$	[•]	$27,199
Less: Preferred stock dividends		[•]	(728)
Adjusted net income	$	[•]	$26,471
Average total assets	$	[•]	$3,247,199
Return on average total assets		[•]%	0.82%
Adjusted Net Income.   Adjusted net income is calculated as net income less amounts related to the Reorganization and the associated tax effect. We believe that Adjusted Net Income provides useful information to investors because it is among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions.

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	For the year ended October 31,
(Dollars in thousands)	2025		2024
Adjusted net income
Net income	$	[•]	$27,199
Adjustment to non-interest expenses		[•]	—
Adjustment to income tax provision		[•]	—
Adjusted net income	$	[•]	$27,199
Adjusted Earnings per Common Share.   Adjusted earnings per common share (“Adjusted EPS”) is calculated as annualized net income available to common shareholders, excluding amounts related to the Reorganization and the associated tax effect, divided by the weighted-average number of common shares outstanding. We believe that Adjusted EPS provides useful information to investors because it is among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions.
	For the year ended October 31,
(Dollars in thousands, except for share amounts)	2025		2024
Adjusted net income per common share
Net income	$	[•]	$27,199
Adjustment to non-interest expenses		[•]	—
Adjustment to income tax provision		[•]	—
Less: Preferred stock dividends		[•]	(728)
Less: Effect of preferred share redemption		[•]	(709)
Adjusted net income	$	[•]	$25,762
Weighted average number of common shares outstanding		[•]	25,965,724
Adjusted income per common share	$	[•]	$0.99
Analysis of Financial Condition
Total Assets.   Total assets [increased][decreased] [•] % to $ [•] thousand from $3,469,589 thousand at October 31, 2025 and 2024, respectively. Interest-earning assets [increased][decreased] [•]% to $[•] thousand from $3,258,143 thousand at October 31, 2025 and 2024, respectively. The [increase][decrease] in interest-earning assets was primarily attributable to [•].
Cash and Cash Equivalents.   Cash and cash equivalents [increased][decreased] [•]%, to $[•] thousand from $161,642 thousand at October 31, 2025 and 2024, respectively. The [higher] [lower] balance primarily reflects [•].
AFS Securities.   We maintain a portfolio of investment securities classified as Available-for-sale (“AFS”). Total AFS investment securities [increased][decreased] [•]% to $ [•] thousand from $212,065 thousand at October 31, 2025 and 2024, respectively primarily due to [•].
Investment Securities Held-to-Maturity.   The weighted average yield for investment securities held-to-maturity is [•]% at October 31, 2025, calculated as the yield on a pro rata basis for each security based on its relative amortized cost.
Credit Assets.   We organize our credit asset portfolio into three primary segments: RPP Financing, Multi-Family Residential Loans, and Other Financing.
For a more comprehensive discussion of the credit asset portfolio, see Note 4 to VersaBank’s Consolidated Financial Statements.
The following table summarizes the composition of our credit asset portfolio and key coverage ratio that reflect overall credit quality trends.

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	As at October 31,			Change
(Dollars in thousands)	2025		2024	$	%
RPP Financing	$	[•]	$2,373,378	[•]	[•]
Multi-Family Residential Loans		[•]	568,038	[•]	[•]
Other Financing		[•]	78,153	[•]	[•]
Total credit assets	$	[•]	3,019,569	[•]	[•]
Deferred fees, net of origination costs		[•]	(1,890)	[•]	[•]
Credit assets, net of deferred fees and costs	$	[•]	3,017,679	[•]	[•]
Allowance for credit losses		[•]	(3,288)	[•]	[•]
Accrued interest		[•]	15,570	[•]	[•]
Net credit assets	$	[•]	3,029,961	[•]	[•]
Allowance for credit losses to total credit assets outstanding during the period		[•]%	0.11%		[•]
RPP Financing [increased][decreased] [•] % to $ [•] thousand during the year, primarily due to [•].
Multi-Family Residential Loans balances [rose][declined] by [•] % to $ [•] thousand during the year, which was primarily due to [•].
The following table summarizes the total and remaining maturities, based on contractual maturity, by class of credit assets and by rate type [net of deferred fees and costs] as of October 31, 2025:
	Variable Rate:						Fixed Rate:
(Dollars in thousands)	Within 1 year	1 to 5 years	5 to 15 years	Over 15 years	Total due after 1 year	Total	Within 1 year	1 to 5 years	5 to 15 years	Over 15 years	Total due after 1 year	Total	Total Maturities
RPP Financing	$	$	$	$	$	$	$	$	$	$	$	$	$
Multi-Family Residential Loans – Insured Real Estate
Multi-Family Residential Loans – Uninsured Real Estate
Other Financing
Total	$	$	$	$	$	$	$	$	$	$	$	$	$
Allowance for Credit Losses and Asset Quality.   The allowance for credit losses [increased][decreased] [•] % to $ [•] thousand from $3,288 thousand on October 31, 2025 and 2024, respectively, primarily reflecting [•].
During the period, we observed changes in portfolio risk factors that are reflected in the Allowance for Credit Losses at period end. Specifically, shifts in concentration, including [•], together with changes in credit quality indicators [•] and loan terms [•] resulted in [higher][lower] lifetime loss rate assumptions for the affected pools and corresponding adjustments to our qualitative overlays. These factors, in aggregate, [increased][decreased] the allowance for credit losses relative to the prior period.
Management continues to monitor macroeconomic conditions and credit trends that could affect expected credit losses and believes the current allowance is adequate to absorb estimated losses inherent in the credit asset portfolio.
Deposits.   Deposits [increased][decreased] by [•] % to $ [•] thousand from $2,969,181 thousand on October 31, 2025, and 2024, respectively, driven primarily by [•].
The following table summarizes deposit balances by major category.

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	As of October 31,
	2025			2024
(Dollars in thousands)	Amount		% of total deposits	Amount	% of total deposits
Deposits:
Interest-bearing deposits		[•]	[•]
Time deposits	$	[•]	[•]	$2,449,149	82.49%
Demand deposits		[•]	[•]	518,017	17.45%
Non-interest-bearing deposits		[•]	[•]	2,015	0.07%
Total Deposits	$	[•]	[•]	$2,969,181	100.00%
Uninsured deposits are deposits in excess of deposit insurance limits in the jurisdictions which we and VersaBank USA operate, calculated based on the applicable deposit schemes, as well as deposits in uninsured accounts. The deposit schemes applicable to us and VersaBank USA are those of the Canada Deposit Insurance Corporation (“CDIC”) in Canada and the FDIC in the U.S. Maturities of time deposits in excess of insurance limits were as follows.
	As of October 31,
(Dollars in thousands)	2025		2024
3 months or less	$	[•]	$30,466
Over 3 Months through 6 Months		[•]	18,389
Over 6 Months through 12 Months		[•]	27,359
Over 12 Months		[•]	17,386
Total	$	[•]	$93,600
Average Balances and Yields.   The following table summarizes average consolidated balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are monthly average balances.
	2025					2024
(Dollars in thousands)	Average Balance		Interest Income/ Expense		Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Earning assets
Credit assets(1)
RPP Financing	$	[•]	$	[•]	[•]%	$2,324,381	$140,655	6.05%
Multi-Family Residential Loans		[•]		[•]	[•]%	510,182	52,454	10.28%
Other Financing		[•]		[•]	[•]%	44,405	1,284	2.89%
Total credit assets		[•]		[•]	[•]%	2,878,968	194,393	6.75%
Investment securities	$	[•]	$	[•]
Investment securities available-for-sale		[•]		[•]	[•]	$115,615	15,059	13.03%
Investment securities held-to-maturity		[•]		[•]	[•]%	12,970	712	5.49%
Total investment securities	$	[•]	$	[•]	[•]%	$128,585	$15,771	12.27%
Interest-bearing deposits in other banks		[•]		[•]	[•]%	10,788	457	4.24%
Total earning assets	$	[•]	$	[•]	[•]%	$3,018,341	$210,621	6.98%

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	2025					2024
(Dollars in thousands)	Average Balance		Interest Income/ Expense		Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Non-earning assets
Allowance for credit losses	$	[•]				$(2,873)
Cash and due from banks		[•]				125,318
Accrued interest and other assets		[•]				96,642
Total assets	$	[•]				$3,237,428
Interest-bearing liabilities
Interest-bearing deposits
Demand deposits	$	[•]		[•]	[•]%	$466,585	$16,518	3.54%
Time deposits		[•]		[•]		2,314,534	113,567	4.91%
Subordinated notes payable		[•]		[•]	[•]%	75,056	4,166	5.55%
Other interest-bearing liabilities		[•]		[•]	[•]%	19,004	488	2.57%
Total interest-bearing liabilities		[•]	$	[•]	[•]%	2,875,178	$134,739	4.69%
Non-interest-bearing liabilities
Non-interest-bearing deposits		[•]				510
Other non-interest-bearing liabilities		[•]				209,978
Shareholders’ equity		[•]				151,762
Total liabilities and shareholders’ equity	$	[•]				$3,237,428
Net interest income			$	[•]			$75,882
Interest rate spread					[•]%			2.29%
Cost of funds(2)					[•]%			4.69%
Net interest margin(3)					[•]%			2.51%

(1)
Includes gross credit assets before allowance for credit losses; excludes accrued interest and deferred fees.

(2)
Calculated as total interest expense on interest-bearing liabilities divided by the average balance of total interest-bearing liabilities.

(3)
Calculated as net interest income divided by average earning assets.

Key Factors Affecting Our Results of Operations
Public Company Costs
Following the completion of the Reorganization, we expect to incur additional costs associated with operating as a U.S. domestic reporting company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a Canadian foreign private issuer under the multi-jurisdictional disclosure system adopted in the United States. The Sarbanes-Oxley Act, as well as rules adopted by the SEC, and national securities exchanges, require U.S. domestic reporting companies to implement specified corporate governance practices that are not currently applicable to us as a Canadian foreign private issuer. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly. For a full discussion of the Reorganization, see Proposed Organizational Structure of this Registration Statement.
Upon consummation of the Reorganization, we will no longer be a “foreign private issuer” and will be required to comply with all of the provisions applicable to a U.S. domestic issuer under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing rules, and the rules and regulations

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implemented by the SEC. The expenses incurred by U.S. domestic issuers for reporting and corporate governance purposes have been increasing. While we are already subject to a complex regulatory environment, becoming subject to different regulation may result in increased costs and more time-consuming activities.
As a result of becoming subject to different regulation upon consummation of the Reorganization, we will need to:
•
institute a more comprehensive compliance framework;

•
prepare financial statements in accordance with GAAP, rather than International Financial Reporting Standards;

•
update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;

•
prepare and distribute periodic public reports in compliance with our obligations under U.S. securities laws;

•
revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using Inline eXtensible Business Reporting Language;

•
involve and retain to a greater degree outside counsel and accountants in the above activities; and

•
enhance our investor relations function.

For example, as a highly regulated financial services institution, we may experience higher-than-anticipated operating expenses and higher independent auditor and consulting fees, and we will need to hire additional qualified personnel to continue to satisfy applicable public-company requirements. We are currently required to expend considerable time and resources with respect to our compliance with public company regulations, and following the consummation of the Reorganization, we expect that the costs associated with such compliance will be exacerbated significantly. Any such costs could adversely affect our business, financial condition and results of operations.
Interest Rates
Net interest income is the most significant contributor to our net income and is the difference between the interest and fees earned on interest-earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest-earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite, as well as external influences such as economic conditions, competition for credit assets and deposits, and market interest rates.
The cost of our deposits and short-term borrowings is primarily based on movement of sovereign yield curves and spreads on such curves, which are largely driven by market competition and the actions of the Bank of Canada and the U.S. Federal Reserve. The yields generated by our credit assets and securities are typically affected by movement of sovereign yield curves, which are driven by market competition, economic conditions and market rates that are impacted by the actions of the Bank of Canada and the U.S. Federal Reserve. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.
Non-Interest Income
Non-interest income is also a contributor to our net income. Non-interest income primarily relates to professional services rendered for IT security assurance services, supervisory control and data acquisition system assessments, and IT security training.
Non-Interest Expense
Non-interest expense includes salaries and employee benefits, general and administrative, premises and equipment, and other expenses. Non-interest expenses contain both direct expenses and certain expenses

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not directly attributable to a specific business segment, including certain indirect overhead expenses or centralized/shared functions, which are allocated based on methodologies that reflect utilization. Salaries and employee benefits expenses include compensation, employee benefits and employer tax expenses for our personnel. General and administrative expenses include expenses for legal, accounting, consulting, and internal audit and review services. Premises and equipment expenses include utility expenses, property taxes, lease expense, and property maintenance related items. Other operating expenses include marketing, telephone, supplies, travel and entertainment expenses, armored carrier services fees, legal fees and director fees. We continue to seek to identify ways to streamline our business and operate more efficiently.
Credit Quality
Our credit asset policies and practices have historically resulted in low levels of charge-offs and non-performing assets. Based upon selective origination and strong portfolio management, we expect to maintain the credit quality of our credit asset portfolio. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control. Although we endeavor to maintain our allowance for credit losses at a level adequate to absorb any inherent losses in the loan portfolio, estimates of loan losses are necessarily subjective and their accuracy depends on the outcome of future events.
Competition
The industry and businesses in which we operate are highly competitive. We may experience increased competition through more aggressive market pricing, underwriting standards, product offerings and structures. While we seek to maintain an appropriate return on our investments, we anticipate that we will experience continued pressure on our net interest margins as we operate in this competitive environment.
Industry Trends and General Economic Conditions
Our business and financial performance are affected by economic conditions generally in Canada and the United States. The economic factors that are most relevant to our business and our financial performance include, but are not limited, interest rates, gross domestic product, unemployment rates, asset markets, consumer spending and real estate values. As general economic conditions improve or deteriorate, the amount of consumer disposable income tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases or invest in assets. Specific economic factors, such as interest rate levels, changes in monetary and related policies, unemployment rates, market volatility, consumer confidence and changing expectations for inflation and deflation, also influence consumer spending, saving, investing, and borrowing patterns.
Regulatory Environment
We operate in a highly regulated environment, and nearly all of our operations are subject to extensive regulation and supervision. Governments and regulators in the United States and Canada, including the U.S. President and the U.S. Congress, the U.S. Federal Reserve, the OCC, the FDIC, the Canadian Parliament, the Minister of Finance (Canada) and OSFI, may revise the laws and regulations applicable to us, may impose new laws and regulations, increase the level of scrutiny on our business in the supervisory process, and pursue additional enforcement actions against financial institutions. Future legislative and regulatory changes may increase our costs and have an adverse effect on our business, financial condition and results of operations.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of our Consolidated Financial Statements in accordance with Generally Accepted Accounting Principles in the United States requires management to make judgements and assumptions and develop estimates that affect the reported amounts of our assets, liabilities, revenues, and expenses. These judgements, estimates and assumptions are inherently subjective and may be subject to material change as future events occur or as additional information becomes available. Management believes its critical accounting estimates — those that are most important to the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective, or complex judgments — include accounting for the allowance for credit losses, business combinations, income taxes,

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and fair value measurements. Significant accounting policies are detailed in Note 2 to VersaBank’s Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during 2025.
In preparing our Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities in the future and could change future valuations and impact the results of operations.
Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known. The following is a summary of the more judgmental and complex accounting estimates and principles. In each area, we have identified the most important variables in the estimation process.
Allowance for Credit Losses
As discussed in Note 4 to VersaBank’s Consolidated Financial Statements, we recognize an allowance for credit losses (“ACL”) as a contra-asset valuation account that is deducted from the amortized cost basis of credit assets to present the net amount expected to be collected. The ACL reflects management’s best estimate of expected losses over the contractual life of the assets considering available information from internal and external sources, relevant to assessing exposure to credit loss. While historical credit loss experience provides the basis for the estimation of expected credit losses, VersaBank qualitatively adjusts model results for risk factors that are not inherently considered in the quantitative modeling process but are nonetheless relevant in assessing the expected credit losses within the credit asset portfolio. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor. The various risks that may be considered in making qualitative adjustments to VersaBank’s lifetime loss rate models include, among other things, probability of default, loss given default, and exposure at default, adjusted for forward-looking economic factors such as changes in GDP, unemployment, and interest rates. Our ACL is measured on a collective basis for pools of credit assets with similar risk characteristics. Credit assets that do not share similar risk characteristics are evaluated individually. We have three collective credit asset pools: RPP Financing, Multi-family Residential Loans, and Other Financing.
For a full discussion of our methodology of assessing the adequacy of the allowance for credit losses, see Risk Factors of this Registration Statement and Note 2 and Note 4 to VersaBank’s Consolidated Financial Statements.
Fair value of financial instruments
We measure certain assets and liabilities at fair value on a recurring basis, including securities and derivative instruments. Fair value estimates are inherently subjective and involve significant assumptions, adjustments, and judgement including among others, discount rates, rates of return on assets, cash flows, default rates, loss rates, terminal values and liquidation values. A significant change in assumptions may result in a significant change in fair value, which in turn, may result in a higher degree of financial statement volatility and could result in significant impact on our results of operations, financial condition, or disclosures of fair value information.
Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).
Valuation models may require the use of inputs, transaction values derived from models, and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. VersaBank makes use of external, readily observable market inputs when available and may include certain

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prices and rates for yield curves and banker’s acceptances. Unobservable inputs reflect market assumptions and may include credit spreads, probability of default and recovery rates. As such, fair value measurements, particularly in level 2 and level 3 of the hierarchy, may require us to use significant assumptions that are subject to change. A change in one assumption could have a significant impact on the fair value estimate and certain assumptions may have offsetting impacts to one another. We prepare a supportable estimate but changes in significant assumptions could have a significant impact on our Consolidated Balance Sheet, Consolidated Statement of Income, and/or fair value disclosures. For more information on our financial instruments and fair value assessment, see Note 2 and Note 16 to VersaBank’s Consolidated Financial Statements.
Business Combinations
We apply the acquisition method of accounting for business combinations in accordance with ASC Topic 805, Business Combinations. Under the acquisition method, we record all identifiable assets acquired, including intangible assets and the liabilities assumed at their fair values as of the acquisition date. Determining fair values of net assets acquired often involves estimates based on third-party valuations, such as appraisals or internal valuations based on discounted cash flow analysis or other valuation techniques. These methodologies are inherently subjective and involve significant assumptions, adjustments, and judgement around the selection of assumptions including, among others, discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. The determination of the useful lives over which intangible assets will be amortized is also subjective. While the selected fair values represented our best estimate of fair value as of the acquisition date, these estimates are inherently uncertain.
Corporate Income Taxes
We are subject to the income tax laws of the jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly; and the balances are adjusted as new information becomes available. See Note 2 to VersaBank’s Consolidated Financial Statements for a further description of our income tax expense (benefit) and related income tax assets and liabilities.
We must make judgements and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.
Although management believes that the judgements and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.
Recently issued accounting pronouncements (Issued but not fully adopted)
See Note 2 to VersaBank’s Consolidated Financial Statements for a discussion of recent accounting pronouncements.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
Off-Balance Sheet Arrangements.   Off-balance-sheet arrangements represent financial instruments that do not appear on the consolidated balance sheets until payable. As discussed in Note 15 to VersaBank’s Consolidated Financial Statements, VersaBank’s off-balance-sheet arrangements primarily consist of commitments to extend credit and standby letters of credit. On October 31, 2025 and 2024, these totaled $ [•] thousand and $502,979 thousand, respectively. These amounts represent the maximum potential credit

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exposure, however, management believes these arrangements do not represent significant liquidity risks, as a substantial portion is expected to expire without being drawn. These exposures are managed through VersaBank’s standard credit review, approval, and collateral processes.
RESULTS OF OPERATING SEGMENTS
VersaBank operates through four reportable segments: Digital Banking Canada, Digital Banking USA, DRTC (Cybersecurity), and Digital Meteor. These segments collectively represent our core operating structure and support our digital growth strategy. See Note 18 to VersaBank’s Consolidated Financial Statements for additional information regarding segment definitions and financial performance.
Digital Banking Canada
The following table summarizes operating results for the Digital Banking Canada segment:
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024	$		%
Interest income	$	[•]	$209,302	$	[•]	%
Interest expense		[•]	134,438		[•]	%
Net interest income		[•]	74,864		[•]	%
Provision for (recovery of) credit losses		[•]	(597)		[•]	%
Net interest income after provision for (recovery of) credit losses		[•]	75,461		[•]	%
Non-interest income		[•]	55		[•]	%
Non-interest expense		[•]	36,175		[•]	%
Net income (loss) before income taxes	$	[•]	$39,341	$	[•]	%
Net income (loss) before income taxes [increased] [decreased] [•]% to $[•] thousand from $39,341 thousand for the years ended October 31, 2025 and 2024, respectively, reflecting [•].
Interest income [increased] [decreased] [•]% to $[•] thousand from $209,302 thousand for the years ended October 31, 2025 and 2024, respectively, driven mainly by [•].
Interest expense [increased] [decreased] [•]% to $[•] thousand from $134,438 thousand for the years ended October 31, 2025 and 2024, respectively, primarily due to [•].
Non-interest expense [increased] [decreased] [•]% to $[•] thousand from $36,175 thousand for the years ended October 31, 2025 and 2024, respectively, driven primarily by [•].
Digital Banking USA
The following table summarizes operating results for the Digital Banking USA segment:
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024	$		%
Interest income	$	[•]	$1,319	$	[•]	[•]%
Interest expense		[•]	299		[•]	[•]%
Net interest income		[•]	1,020		[•]	[•]%
Provision for (recovery of) credit losses		[•]	682		[•]	[•]%
Net interest income after provision for (recovery of) credit losses		[•]	338		[•]	[•]%
Non-interest income		[•]	—		[•]	[•]%
Non-interest expense		[•]	661		[•]	[•]%
Net income (loss) before income taxes	$	[•]	$(323)	$	[•]	[•]%

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Net income (loss) before income taxes [increased] [decreased] [•]% to $[•] thousand from $(323) thousand for the years ended October 31, 2025 and 2024, respectively, primarily due to [•].
DRTC (Cybersecurity)
The following table summarizes operating results for the DRTC segment:
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024	$		%
Interest income	$	[•]	$—	$	[•]	[•]%
Interest expense		[•]	2		[•]	[•]%
Net interest income		[•]	(2)		[•]	[•]%
Non-interest income		[•]	7,187		[•]	[•]%
Non-interest expense		[•]	7,195		[•]	[•]%
Net income (loss) before income taxes	$	[•]	$(10)	$	[•]	[•]%
Net income (loss) before income taxes [increased] [decreased] [•]% to $[•] thousand from $(10) thousand for the years ended October 31, 2025 and 2024, respectively, driven primarily by [•].
Digital Meteor
The following table summarizes operating results for the Digital Meteor segment:
	For the year ended October 31,			Change
(Dollars in thousands)	2025		2024	$		%
Interest income	$	[•]	$—	$	[•]	[•]%
Interest expense		[•]	—		[•]	[•]%
Net interest income		[•]	—		[•]	[•]%
Non-interest income		[•]	2,306		[•]	[•]%
Non-interest expense		[•]	2,011		[•]	[•]%
Net income (loss) before income taxes	$	[•]	$295	$	[•]	[•]%
Net income (loss) before income taxes [increased] [decreased] [•]% to $[•] from $295 thousand for the years ended October 31, 2025 and 2024, respectively, driven primarily by [•].
Liquidity and Capital Resources
Liquidity Management
Liquidity refers to our capacity to meet cash and collateral obligations in a timely manner. Maintaining appropriate levels of liquidity depends on our ability to address both expected and unexpected cash flows and collateral needs while aiming to avoid adverse effects on our daily operations or the financial condition of the Company. Effective liquidity management is considered essential to our business model, as deposits, which can generally be scaled up or down on demand or in a short period of time subject to early withdrawal penalties, form a primary source of our funding. For regulatory reporting purposes, the liquidity ratio is typically calculated as the sum of our cash and cash equivalents plus unpledged securities classified as investment grade divided by total liabilities. Based on this calculation method, as of October 31, 2025 and 2024, our reported liquidity ratios were [•]% and [•]%, respectively.
We maintain liquidity raised primarily through a diversified base of personal and commercial deposits. Such liquidity is maintained in balances held in cash and securities that can be readily used, sold or pledged to secure funding, as may be required. VersaBank also maintains access to contingent liquidity through

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available Bank of Canada credit facilities and collateralized borrowing/repo programs. This is supplemented by ongoing liquidity generated from loan repayments and other operating cash flows.
Liquidity Risk Management
Liquidity risk refers to the potential that the Company’s financial condition or overall safety and soundness could be adversely affected by a real or perceived inability to meet contractual obligations. This risk category includes potential challenges in managing unplanned decreases or changes in funding sources. Liquidity risk management involves efforts to identify, measure, monitor and control liquidity events.
The Company typically reviews the current liquidity position and projected liquidity scenarios daily and its stressed scenarios on a monthly basis. The Company seeks to ensure that measurement systems are designed to identify and quantify the Company’s liquidity exposure, and that reporting systems and practices are intended to communicate relevant information about the level and sources of that exposure. Management is responsible for implementing board-approved policies, strategies, and procedures, and for monitoring liquidity on both a daily and long-term basis.
The Consolidated Statement of Cash Flows for the year ended October 31, 2025 shows cash provided by operations of $[•] thousand compared to cash provided by operations of $24,580 thousand in 2024. The current year trend was a function primarily of inflows from operations and deposits raised exceeding the timing of cash outflows to fund credit assets. The comparative period trend was a function primarily of cash outflows to fund credit assets exceeding cash inflows from deposits raised. Based on factors such as liquidity requirements and opportunities for investment in credit assets and securities, VersaBank may manage the amount of deposits it raises and credit assets it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. We will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.
Capital Resources
Capital adequacy is generally considered an important indicator of financial stability and performance. Our objectives include maintaining capitalization at levels that we believe are sufficient to support asset growth and to promote confidence among our depositors, investors, and regulators. We recognize that robust capital management practices are integral to addressing various financial and operational challenges, which include managing credit risk, liquidity risk, balance sheet growth, new products, regulatory changes and competitive pressures. Our board of directors reviews our capital position on an ongoing basis to ensure it is adequate, including but not limited to, the need for raising additional capital (whether in the form of debt and/or equity).
Shareholders’ equity as of October 31, 2025 was $[•] thousand, an increase of $[•] thousand compared to $284,694 thousand as of October 31, 2024. Net income for the year ended October 31, 2025 contributed $[•] thousand to the increase in shareholders’ equity. Accumulated other comprehensive income increased $[•] thousand during the year ended October 31, 2025, related to [•].
Book value per share as of October 31, 2025 and 2024 was $[•] and $10.95 respectively. The increase is primarily the result of [•].
See Note 17 to VersaBank’s Consolidated Financial Statements for a summary of the Company’s consolidated and regulatory capital ratios.
Capital Position
We have maintained a strong capital position that supports our strategic growth, risk management objectives and regulatory compliance across both Canada and the United States. As a federally regulated Schedule I bank, VersaBank is supervised by OSFI in Canada, which establishes capital adequacy requirements consistent with the most recent recommendations of the Basel Committee on Banking Supervision. Following the Reorganization, the Parent will be subject to the U.S. Federal Reserve’s capital adequacy framework. In the United States, our wholly owned subsidiary, VersaBank USA, is supervised and regulated by the OCC and subject to its capital adequacy framework.

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We set internal capital targets that exceed regulatory minimums, reflecting our conservative approach to capital planning and our assessment of the risks inherent in our business model. These internal thresholds are designed to ensure that we maintain sufficient capital under a range of economic and stress scenarios, while continuing to support lending growth and technological investment.
As of October 31, 2025, VersaBank’s Common Equity Tier 1 (“CET1”) ratio was [•]%, VersaBank’s Tier 1 Capital ratio was [•]%, VersaBank’s Total Risk-Based Capital ratio was [•]%, and VersaBank’s Leverage ratio was [•]%, each as calculated pursuant to the Canadian regulatory capital rules applicable to VersaBank. As of September 30, 2025, VersaBank USA’s CET1 ratio was [•]%, VersaBank USA’s Tier 1 Capital ratio was [•]%, VersaBank USA’s Total Risk-Based Capital ratio was [•]%, and VersaBank USA’s Leverage ratio was [•]%, each as calculated pursuant to the OCC’s regulatory capital rules applicable to VersaBank USA. Each of these ratios exceeds both regulatory minimums and our internal targets, providing a substantial buffer above regulatory requirements. We intend to maintain capital at levels that exceed regulatory requirements. Our strong capital base underscores the resilience of our balance sheet and supports our ability to pursue disciplined, risk-adjusted growth across our Canadian and U.S. lending operations. Financial information presented prior to November 1, 2023 is based on International Financial Reporting Standards as issued by the International Accounting Standards Board.

Leverage Ratio

12.6%
9.8%
8.3%
7.4%
2021Y
2022Y
2023Y
2024Y

Tier 1 Ratio

15.9%
12.5%
11.8%
11.2%
2021Y
2022Y
2023Y
2024Y

Tier 1 Common Capital Ratio

15.2%
12.0%
11.3%
11.2%
2021Y
2022Y
2023Y
2024Y

Total Risk-Based Capital Ratio

20.8%
16.5%
15.4%
14.5%
2021Y
2022Y
2023Y
2024Y

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UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The following unaudited pro forma combined statement of financial position as of October 31, 2025, and the unaudited pro forma combined statements of operations for the year ended October 31, 2025, presents our historical financial statements adjusted for the pro forma effects of the Reorganization described under “The Reorganization Proposal”.
The unaudited pro forma combined statement of financial position as of October 31, 2025 assumes that the Reorganization was completed as of October 31, 2025. The unaudited pro forma combined statements of operations for the year ended October 31, 2025 give pro forma effect to the Reorganization as if it had occurred on November 1, 2024.
The pro forma adjustments are based upon available information and certain assumptions and estimates that we believe are reasonable. The unaudited pro forma combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of options would have been if the proposed transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.
The unaudited pro forma combined financial statements have been prepared in accordance with Article 9 of Regulation S-X, as amended. The adjustments in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of the Company upon consummation of the Reorganization. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma combined financial information are described in the accompanying notes.
The Reorganization is reflected in the pro forma combined financial statements as an internal reorganization accounted for at book values. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited combined pro forma financial information. Differences between these preliminary conclusions and estimates and the final accounting may occur, and these differences could have a material impact on the accompanying unaudited combined pro forma financial information and the Company’s future results of operations and financial position.
The unaudited pro forma combined financial statements and the related notes should be read in conjunction with “The Reorganization Proposal”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Certain Relationships and Related Party Transactions”, and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus/circular.
Unaudited Pro Forma Combined Statements of Operations
[•]
Unaudited Pro Forma Combined Statement of Financial Position
[•]
Notes to Unaudited Pro Forma Combined Financial Statements
[•]

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BUSINESS
References in this “Business” section to the “Company”, “we”, “us”, and other similar terms refer to VersaBank, prior to giving effect to the Reorganization.
VersaBank
VersaBank is a Canadian Schedule I chartered bank regulated by OSFI in Canada, and its wholly owned subsidiary, VersaBank USA, is a federally chartered bank in the United States regulated by the OCC. We became one of the world’s first fully digital financial institutions by adopting a highly efficient business-to-business banking model. We conduct deposit gathering and loan origination activities predominantly via technology-enabled electronic deposit and financing/lending solutions for financial intermediaries, enabling them to excel in their core businesses. Additionally, through our wholly owned subsidiary, DRTC, we leverage our internally developed IT security software and capabilities to offer innovative cybersecurity products and solutions designed to address the rapidly growing volume of cyber threats constantly challenging financial institutions, multinational corporations and government entities.
Through our Digital Meteor business line housed within DRT Cyber Inc., our RBDTs provide a trusted and regulated alternative to conventional digital assets. RBDTs are proprietary bank-issued tokenized deposits that provide superior security, stability, and regulatory compliance compared to stablecoins as highly encrypted one-for-one digital representations of actual cash on deposit with us, or potentially any bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. In addition, we expect our RBDTs to be covered by conventional federal deposit insurance (subject to confirmation by regulators) and to have the legal ability to pay interest, while stablecoins issued in the United States under the U.S. GENIUS Act are not allowed to provide pay interest and in Canada, where stablecoin legislation has been proposed but not yet adopted, it is possible that stablecoins may become subject to similar restrictions.
As of January 31, 2026, VersaBank had total assets of $      billion, total loans of $      billion, total commercial deposits of $      billion and total shareholders’ equity of $      million.
Our History
In 1993, our founder and President, David Taylor, led a group of investors in the acquisition of Pacific & Western Trust, with the goal of realizing his vision of a fully digital financial institution. This acquisition marked the foundation of what would become one of the earliest examples of a technology-driven banking model in Canada.
In 2002, Pacific & Western Trust was granted a Schedule I Canadian banking license, the first such license issued in the country in 18 years, establishing the institution as a federally regulated deposit-taking financial entity. Over the following decade, we focused on developing our proprietary digital banking infrastructure, emphasizing asset quality, funding diversification and operational efficiency. By 2010, we launched our RPP, which invests in the cash flows provided by POS consumer loans originated through third-party financial partners, effectively providing funding to those partners. This program represented a key milestone in our evolution, as it combined technology-based underwriting and credit analytics with efficient capital deployment, enabling VersaBank to participate in the growing POS financing market in Canada.
Continuing to diversify our commercial funding sources, we introduced our insolvency professional deposit program in 2012, which provides specialized deposit services to insolvency trustees across Canada. This initiative expanded our base of low-cost, stable deposits and reinforced our technology-enabled funding strategy.
In 2013, we completed our initial public offering on the TSX, providing additional capital to support continued growth and innovation. In 2016, we formally changed our name to VersaBank, reflecting our transformation into a versatile, fully digital financial institution with a focus on specialized commercial lending, structured financing and innovative deposit solutions. Our growth continued with the completion of our initial public offering in the United States in 2021, broadening our access to capital markets and increasing visibility among North American investors.

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In 2022, VersaBank entered into an agreement with its first U.S. POS lending partner and announced the acquisition of Stearns Bank Holdingford, N.A. (“Stearns Holdingford”), an OCC-chartered U.S. national bank.
In August 2025, we expanded our RPP in both Canada and the United States through the launch of a securitized financing platform for POS lenders and other finance companies. This program invests in senior tranches of securitized credit assets, allowing VersaBank to participate in larger POS lending opportunities while providing lower-cost financing to origination partners. In October 2025, we entered into an agreement with our second U.S. point-of-sale POS lending partner, further extending our market reach and diversification.
Our Business Model
Through our proprietary financial technology and decades of banking experience, we aim to profitably and prudently address underserved segments of the Canadian and U.S. financial services markets. Our business model focuses on developing innovative, technology-based deposit and financing/lending solutions that address unmet needs and/or underserved markets. By leveraging our branchless, digital operating model, we provide efficient and scalable financial solutions that position us to capitalize on emerging opportunities across both the Canadian and U.S. markets. This approach enables us to deliver value to partners and stakeholders, driving sustainable growth, profitability and operating leverage.
We have established four reportable operating segments: Digital Banking Canada, Digital Banking USA, DRTC (Cybersecurity) and Digital Meteor. These four operating segments represent strategic business operations that provide distinct products and services to different markets. They are separately managed due to the differences in the nature of each business.
Digital Banking Products and Services
Our RPP is an innovative digital funding solution for finance companies that provide loans and leases to consumers and small businesses for “big ticket” purchases, including consumer home improvement/HVAC projects and commercial and recreational equipment, by investing in the cash flows of those loans and leases, effectively funding such POS financing companies. Our RPP was specifically designed to address an unmet need by point-of-sale financing companies for consistently available, readily accessible, economically attractive capital using our proprietary banking technology. Consistent with its branchless cloud-based, business-to-business, partner-based digital banking strategy, our RPP enables it to access the growing consumer and small business financing market in an indirect, highly efficient and highly risk-mitigated manner. We believe this underscores the quality of our RPP model, the quality of our partners, our prudent credit risk management policies and practices, and the strength of our POS lending solutions.
In Canada, we are focused on growing our well-established RPP portfolio by deepening relationships with existing partners, adding new partners, and capturing growth opportunities driven by broader economic growth and continued demand for POS financing. In the United States, following our acquisition of our U.S. banking subsidiary in September 2024, we launched the RPP to serve the underserved U.S. POS financing market. We established our first U.S. RPP partnerships in 2025 and began funding those partners immediately. We surpassed our first-year target with $310 million in fundings for fiscal 2025. We are actively expanding our U.S. RPP pipeline and expect to continue adding new origination and servicing partners as the program scales. In August 2025, we expanded our RPP in both the United States and Canada through the launch of a securitized financing solution for point-of-sale and other financing companies, which invests in the senior-level tranches (typically AAA-rated level and subject to the Company’s normal credit approval process) of target securitized credit assets.
In our deposit-taking business, we have access to diversified, low-cost sources sufficient to support our expected growth in credit assets. The majority of our Canadian and U.S. deposits are term deposits sourced through a broad network of deposit brokers, including investment dealers, wealth management firms, and financial advisory firms. The fixed-term nature of these deposits provides high visibility into funding maturities, further strengthening our liquidity management. In Canada, we also source deposits from licensed insolvency trustee firms, which use our proprietary technology to integrate banking services directly with their administrative software. This integration enhances operational efficiency for clients while providing us

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with a lower cost of funds relative to traditional term deposits. We expect continued growth in these insolvency-related deposits in the near to medium term, supported by an anticipated increase in insolvency filings across Canada. Our stable funding base, combined with the efficiency of our technology-driven, branchless, business-to-business model, enables us to maintain a consistent net interest margin in the near term and the potential to expand that margin over time. We believe we have one of the strongest liquidity profiles among North American banks, reflecting the quality and stability of our deposits.
Cybersecurity Products and Services
Through our wholly owned subsidiary, DRTC, we offer leading in-depth cybersecurity protocols, software, and supporting systems to mitigate exposure to some cybersecurity risks that businesses, governments, and other organizations face in the normal course of their operations. Early in our planning phase, we recognized an opportunity to leverage our excess capacity and scale our operations to address large-market opportunities in the cybersecurity space. This further develops innovative solutions to address the rapidly growing volume of cyber threats challenging not only financial institutions, but also multi-national corporations and government entities on a daily basis. DRTC is headquartered in Washington D.C. and services clients globally. On November 30, 2020, DRTC acquired DBG. With offices in London, Ontario, and Dallas, Texas, DBG provides corporate and government clients with a suite of IT security assurance services. These services range from external network, web and mobile app penetration testing to physical social engineering engagements along with supervisory control and data acquisition system assessments, as well as various aspects of training. DBG has obtained SOC2 Type 1 Certification which affirms that DBG’s services comply with the SOC Trust Services Criteria for Security, thereby providing customers, particularly those in regulated industries, with increased confidence in DBG’s ability to strengthen their security posture and mitigate cyber risk. As a division of DRTC, we believe that DBG will continue to strengthen our business development partner network and propel the growth and expansion of DRTC’s existing business.
Under the U.S. Federal Reserve’s approval of VersaBank’s 2024 acquisition of our U.S. banking subsidiary, VersaBank is required to cease or divest of certain impermissible activities, including the cybersecurity assets within DRTC before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions, and VersaBank has initiated a process to identify and evaluate alternatives with the objective to maximize the value derived from the divestiture for shareholders.
Tokenized Digital Deposit Services
We are leveraging our proprietary technology enabling highly encrypted digital assets that combine the regulatory oversight and safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology through RBDTs. We believe that our technology provides superior security, stability, and regulatory compliance compared to conventional alternatives. Our RBDTs are tokenized deposits, which are digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. RBDTs provide a trusted alternative for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally, including the blockchain. We believe our RBDTs represent the next step in the evolution of such digital assets and a superior alternative to stablecoins. Our RBDTs are expected to have legal ability to pay interest, while stablecoins issued in the United States under the U.S. GENIUS Act are not allowed to pay interest and in Canada, where stablecoin legislation has been proposed but not yet adopted, it is possible that stablecoins may become subject to similar restrictions.
Although the intellectual property, software, and related assets supporting the RBDT technology currently reside within our DRTC subsidiary, they are not expected to be part of any divestiture of that business.
Financial Positioning & Performance
Our financial performance reflects consistent growth in total assets, driven predominantly by growth in credit assets, from 2021 through 2025. Total assets increased from $2.0 billion in 2021 to $[•] billion in 2025, representing a compound annual growth rate (“CAGR”) of [•]%. Total credit assets exhibited a CAGR of

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[•]% as well, rising from $1.7 billion to $[•] billion over the same period. Total deposits grew from $1.5 billion to $[•] billion, reflecting a [•]% CAGR.
Throughout the period, VersaBank demonstrated steady improvement in tangible book value per share (“TBVPS”) and total revenue, accompanied by continued enhancements in efficiency. Total revenue has increased from $52.6 million in 2021 to $[•] million in 2025. Additionally, the adjusted efficiency ratio for digital banking improved from 52% in 2021 to [•]% in 2025. The visuals below depict these trends across key performance metrics. Financial information presented prior to November 1, 2023 is based on IFRS.
Credit Assets
VersaBank organizes its assets into two principal categories: RPP and Multi-Family Residential Loans and Other (“MRO”). These categories are maintained within our proprietary, internally developed asset management system, which classifies individual credit assets based on their key risk characteristics, underlying collateral and corresponding market segment. This framework allows us to effectively monitor and manage credit risk across the portfolio while supporting disciplined, risk-adjusted growth in each lending category.
Receivable Purchase Program
Under our RPP, we invest in the cash flows generated by loans and leases from a network of established origination and servicing partners that provide POS financing to consumers and small businesses in Canada

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and the United States, effectively funding these financing companies. These partners originate financing for a range of “big ticket” purchases. The structure of the RPP enables us to participate in the growing consumer and commercial financing markets indirectly and with limited credit exposure, as each transaction includes contractual protections such as cash holdbacks and ongoing monitoring of partner performance.
Our RPP is the primary driver of our credit asset growth and the core component of our digital banking strategy. As of October 31, 2025, RPP loans represented approximately     % of total loans, reflecting the continued expansion of our origination network and the scale of the program in both Canada and the United States. The portfolio is diversified across multiple sectors, including home improvement and HVAC financing, commercial transportation and warehousing, construction and equipment lending, consumer auto loans and residential home financing, among others. This diversity helps reduce concentration risk and supports the stability and quality of our credit assets. In August 2025, we expanded our RPP in both Canada and the United States through the addition of a securitized financing solution for POS lenders and other finance companies. This program invests in senior tranches of securitized credit assets, allowing VersaBank to participate in larger POS lending opportunities while providing lower-cost financing to origination partners.
Multi-Family Residential Loans and Other (Canada only)
Our MROL portfolio, which represented approximately [•]% of total loans as of October 31, 2025, consists primarily of business-to-business loans secured by multi-unit residential and other low-risk real estate assets. This portfolio includes both CMHC-insured loans (zero-risk-weighted) and loans to experienced developers for the construction and financing of multi-unit residential, student housing, condominium and retirement home projects, as well as term and bridge loans secured by completed properties. Approximately [•]% of these exposures are tied to residential assets, supporting strong collateral quality and stable credit performance. The remaining balance includes public sector and infrastructure loans and leases, which provide diversification and consistent, risk-adjusted returns. Lending in this category is concentrated mainly in Ontario, and our U.S. subsidiary does not engage in real estate lending activities.
Deposits
We fund our lending operations primarily through a stable and low-cost deposit base sourced from a diversified network of around 220 partners, providing access to millions of individual depositors. As of October 31, 2025, total deposits were approximately $[•] billion. VersaBank’s deposit base consists of approximately [•]% brokered deposits, which are entirely term deposits, and [•]% deposits from licensed insolvency trustee firms. VersaBank raises brokered deposits through over 120 investment dealer, wealth management and financial advisory partners. In addition, VersaBank has built long-standing relationships with more than 100 licensed insolvency trustee firms across Canada, which use our proprietary, technology-integrated banking platform that links directly to their administrative software. This integration provides operational efficiency for trustees and has created a highly “sticky” source of low-cost funding for VersaBank.
Our diversified funding base continues to support the growth of our financing/lending operations. We also have access to lower-cost wholesale funding in the United States through VersaBank USA’s offering of

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brokered certificates of deposit, which enhances our ability to generate incremental profitability as we expand across both markets. As of October 31, 2025, brokered certificates of deposit issued by VersaBank USA represented [•]% of its deposits.
Credit Quality and Reserves
We maintain a disciplined and risk-mitigated credit framework that emphasizes partner due diligence, conservative underwriting standards, and portfolio diversification. Our RPP structure provides an embedded layer of credit default protection through the use of cash holdbacks — amounts retained from our financing partners that serve as first-loss reserves against potential credit impairments. These holdbacks, together with our partners’ continuing ownership of the underlying loans and leases, align incentives and significantly reduce credit exposure.
We actively review our credit portfolio, including our RPP, MROL lending exposures, through ongoing analysis of borrower performance, collateral values and macroeconomic indicators. This disciplined approach, supported by our technology-enabled monitoring tools, increasingly including the use of artificial intelligence technology, has enabled us to sustain one of the lowest credit loss ratios among North American banks while supporting continued, risk-adjusted growth in our lending portfolios. As of October 31, 2025, our total allowance for credit losses was approximately $[•] million, representing [•]% of credit assets.
Liquidity
Our liquidity position is supported by a substantial portfolio of cash and high-quality liquid securities, which represented approximately [•]% of total assets or $[•] million as of October 31, 2025, including holdings of U.S. Treasury Bills and Government of Canada securities. We supplement these resources with contingent funding capacity available through established lines of credit and other market instruments. We continually evaluate the size and composition of our liquidity buffer relative to projected cash flows, regulatory requirements and stress-testing results.
Our liquidity risk management practices are governed by comprehensive policies approved by our board of directors and overseen by our Asset-Liability Committee. These policies establish quantitative limits and early-warning indicators for liquidity coverage, funding concentration and asset-liability duration mismatches. We believe our disciplined approach, supported by robust governance and the efficiency of our digital operating model, positions us to sustain growth in credit assets while maintaining strong capital and liquidity metrics across market cycles.
Transformational Business Opportunity in the United States
On August 30, 2024, we completed our acquisition of our U.S. bank subsidiary, renamed VersaBank USA National Association, for $14.1 million in cash, marking a significant milestone in our strategic expansion in the U.S. market. As part of the transaction, on a consolidated basis, VersaBank acquired $68.4 million in assets and assumed $54.3 million in deposits and other liabilities. We believe this strategic transaction provides us with a robust platform to leverage our innovative financial solutions and expand our market presence.

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High-Growth, Underserved Market
We believe the U.S. POS financing market represents a high-growth, underserved opportunity, with an estimated market size of over $1 trillion.
Our Competitive Advantages in the United States
We believe that there are several competitive advantages that position us to capitalize on the significant growth potential in the U.S. market, including:
•
Proven Track Record:   our RPP has a proven track record over 14 years in Canada, which we are now leveraging to expand our market share in the larger U.S. POS lending market.

•
Funding Cost Efficiency:   funding our balance sheet with U.S. wholesale deposits is expected to save approximately 80 basis points when compared to wholesale deposits in Canada. In addition, implementing the U.S. RPP with the same technology and credit structure used in Canada allows for higher efficiency, requiring fewer personnel to operate the business.

•
Higher Margins:   net interest margins for our U.S.-based RPP portfolio are expected to be up to 100 basis points higher, as compared to our Canada-based RPP portfolio.

•
Credit Quality:   high demand for our RPP products and services allows us to be selective in partnering with U.S. originators and servicers that we believe have good credit quality and who will adhere to our prudent origination and servicing standards.

•
Branchless Digital Bank:   since our inception, we have operated VersaBank as a branchless direct-to-client commercial model via telecommunication delivery. We have historically operated with lower overhead and expenses as compared to traditional banking models.

Our Competitive Strengths
Technology & Innovation
We are a first mover in digital banking, having built one of the world’s earliest fully digital financial institutions. We leverage our proprietary financial technology to deliver innovative deposit and lending solutions tailored to markets with unmet needs. Our team of more than 60 software engineers, developers and technology managers designs, builds and maintains our systems entirely in-house, enabling rapid development and deployment of new products. This deep technical capability allows us to remain at the forefront of digital banking innovation, adapt quickly to changing market conditions, and maintain full control over system functionality, security and scalability. Our technology platform supports our branchless, digital operating model, enhancing efficiency, risk management and client responsiveness while positioning us to capitalize on emerging opportunities in banking.
Sustained Growth and Shareholder Value Creation
Our proven record of growth is highlighted by a CAGR of [•]% in loans and [•]% in deposits since our 2021 IPO in the United States. This growth and strong performance have translated into significant shareholder value, with TBVPS increasing by [•]% since 2021. Our ability to maintain robust growth and profitability underscores our effective business strategy and disciplined operational execution.
Credit Quality, Liquidity & Efficiency
Our diversified and conservative lending culture is designed to generate attractive risk-adjusted returns while maintaining strong asset quality. We manage a commercial lending portfolio with a weighted average loan-to-value ratio of [•]%, providing a solid collateral foundation. Within our RPP portfolio, significant built-in reserves are maintained through cash holdbacks, which represented approximately [•] times the intrinsic expected credit loss reserve on POS loans as of October 31, 2025. We also maintain limited interest rate risk in our investment portfolio, with minimal unrealized losses and a liquidity ratio of [•]%, supporting balance sheet resilience. In addition, our efficiency ratio remains strong relative to U.S. technology-oriented banking peers, reflecting our scalable digital model and effective cost management.

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Experienced Leadership
Our management team has a long track record of successful execution and disciplined growth. Led by executives with decades of experience in banking, technology and risk management, we have consistently delivered on our strategic objectives since our inception. The team’s proven ability to integrate innovation with sound governance and financial discipline has been central to our expansion across Canada and the United States. Their strategic vision, operational expertise and focus on shareholder value continue to drive our performance and reinforce our position as a leader in digital banking.
Our Strategy
Expand Growth and Gain Market Share in the U.S. POS Lending Market
We are strategically focused on expanding our presence in the high-growth, trillion-dollar U.S. POS lending market. By leveraging our proven RPP and structure implemented in Canada, we aim to capture significant market share in the larger U.S. market. Our strategy includes forming partnerships with diverse industries and focusing on higher credit quality to promote sustainable growth. We plan to accelerate our growth by retaining more loans on our balance sheet and capitalizing on the wider margins available in the U.S. market, which are expected to be up to 100 basis points higher than in Canada. We believe this approach not only enhances our profitability, but also strengthens our competitive position in the U.S. market.
Capitalize on Canadian Lending Growth Opportunities
As economic conditions improve, we are well-positioned to capitalize on lending growth opportunities in Canada. We expect our robust POS loan pipeline will be driven by an improved economic backdrop and stronger consumer sentiment. We anticipate significant organic growth in POS lending as our current partners increase their adoption of new POS products. Additionally, we expect significant increase in CMHC-insured mortgage drawdowns in the coming years. These CMHC-insured mortgages offer attractive spreads that are accretive to our net interest margin and carry zero risk-weighting, which we believe will further enhance our financial performance.
Tokenized Digital Deposits Opportunity
Building on our long-standing reputation for technological innovation, we are developing RBDTs as a potential low-cost source of deposit funding and as a means to enable U.S. and international financial institutions to participate confidently in the expanding field of digital commerce. To our knowledge, we are the first bank to conduct a pilot program using blockchain-based RBDTs, providing a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. Our RBDTs were previously SOC2 Type I audited and confirmed as compliant in 2022, maintain a continuously known value, and can be seamlessly transferred in exchange for other digital assets, such as Bitcoin.
Government Regulation
The following is a brief summary of the regulations, requirements and frameworks that are, or as a result of the Reorganization are expected to be, applicable to our business.
This brief summary does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. To the extent particular statutory and regulatory provisions are described, the description is qualified in its entirety by reference to the particular statute or regulation. Proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on the Company and its subsidiary banks are difficult to ascertain. In addition to laws and regulations, bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance applicable to the Company or its subsidiary banks. A change in applicable laws, regulations or regulatory guidance, or in the manner such laws, regulations or regulatory guidance are interpreted by regulatory agencies or courts, may have a material adverse effect on the Company’s and its subsidiary banks’ business, operations and earnings.

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We and our subsidiaries are subject to extensive U.S. and Canadian federal supervision and regulation, which is expected to increase as a result of the Reorganization. Supervision, regulation and examination of banks by U.S. and Canadian regulatory agencies are intended primarily for the protection of depositors and customers, the deposit insurance fund and the U.S. and Canadian banking and financial system rather than shareholders.
Examinations by regulators consider not only compliance with applicable laws, regulations and supervisory policies of the agency, but also capital levels, asset quality, risk management effectiveness, the ability and performance of management and the Board, the effectiveness of internal controls, earnings, liquidity and various other factors. Following examinations by banking supervisors, the Parent, VersaBank and VersaBank USA may receive supervisory findings and ultimately are assigned supervisory ratings. Examination reports, supervisory ratings, and other actions under this supervisory framework, which are considered confidential supervisory information or prescribed supervisory information, as applicable, can impact the conduct, growth and profitability of our operations, including by impacting our ability to receive regulatory approvals or non-objections, possibly to a significant degree. Refer to “Risk Factors” for more information on legal, regulatory and compliance risks.
United States
The Parent is also subject to the periodic reporting, information, proxy solicitation, insider trading, corporate governance and other requirements and restrictions of the Securities Exchange Act of 1934 and the regulations of the SEC promulgated thereunder as well as listing requirements of Nasdaq. Furthermore, the Parent is also subject to the oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, requirements for board audit committees and their members, and disclosure of controls and procedures and internal control over financial reporting.
U.S. Regulation of the Parent
Following the Reorganization, the Parent will be registered as a bank holding company with the U.S. Federal Reserve, under the BHC Act as a result of its control of VersaBank USA. As a bank holding company, the Parent will be subject to comprehensive regulation, examination and supervision by the U.S. Federal Reserve and will be subject to its regulatory reporting requirements. U.S. federal law subjects bank holding companies, such as the Parent, to particular restrictions on the types of activities in which it may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. VersaBank is currently registered as a bank holding company, but will cease to be a bank holding company as a result of the Reorganization.
Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the U.S. Federal Reserve to be related closely to banking. VersaBank, which will become a foreign bank subsidiary of the Parent as a result of the Reorganization, would be subject to limits on the nature and scope of its activities under the U.S. Federal Reserve’s Subpart A of Regulation K. As such, VersaBank will be permitted to engage in a broader range of activities outside the United States than that which is permitted for a bank holding company inside the United States, but the scope of permissible non-banking activities will not be as broad as that which is permissible for a qualifying foreign banking organization, which is VersaBank’s current status. The U.S. Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.
A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank and to maintain resources adequate to support its bank. The term “source of financial strength” has been defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress. The appropriate U.S. federal banking agency for the depository institution — in this case the OCC — may require reports from the Parent to assess its ability to serve as a source of strength and to enforce compliance with the source-of-strength requirements by requiring the holding company to provide financial assistance to VersaBank USA if its capital were to become

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impaired. If the Parent fails to provide such assistance within three months, it could be ordered to sell its stock of VersaBank USA to cover the deficiency. Any capital loans by the Parent to VersaBank USA would be subordinate in right of payment to deposits and certain other debts of VersaBank USA. In the event of the Parent’s bankruptcy, any commitment by the Parent to a U.S. federal bank regulatory agency to maintain the capital of VersaBank USA would be assumed by the bankruptcy trustee and entitled to a priority of payment.
The BHC Act requires that a bank holding company obtain the prior approval of the U.S. Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The BHC Act also generally requires that a bank holding company obtain the prior approval of the U.S. Federal Reserve before acquiring 5% or more of the voting shares of a company that is not a bank or a bank holding company.
U.S. federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Parent may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. U.S. federal law also imposes restrictions on acquisitions of stock in a bank holding company or a national bank. Under the U.S. federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the U.S. Federal Reserve before acquiring control of any bank holding company, such as the Parent, and the OCC before acquiring control of any national bank, such as VersaBank USA. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors set forth in the Act are present. As a result, a person or entity generally must provide prior notice to the U.S. Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. Investors should be aware of these requirements when acquiring shares of our stock.
U.S. Regulation of VersaBank USA
VersaBank USA is a U.S. national bank subject to comprehensive regulation, examination and supervision by the OCC and is subject to its regulatory reporting requirements. As a national bank, the activities of VersaBank USA are limited to those determined by the OCC to be within the business of banking. The deposits of VersaBank USA are eligible for insurance by the FDIC. Accordingly, VersaBank USA is also subject to certain FDIC regulations and the FDIC has backup examination authority and some enforcement powers over VersaBank USA. VersaBank USA also is subject to certain U.S. Federal Reserve regulations. These regulations include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit, requirements to maintain reserves against deposits and loans, limitation on the types of investment that may be made and requirements governing risk management practices.
VersaBank USA also is subject to restrictions on its ability to lend to and engage in other transactions with the Parent and VersaBank USA’s other affiliates. Under these provisions, individual loans or other extensions of credit between VersaBank USA and the Parent or any affiliate that is not a U.S. bank generally are limited to 10% of VersaBank USA’s capital and surplus, and all such transactions between VersaBank USA and either the Parent or any affiliate that is not a U.S. bank are limited to 20% of VersaBank USA’s capital and surplus. Loans and other extensions of credit from VersaBank USA to any affiliate that is not a U.S. bank generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between VersaBank USA and any affiliate is required to be on arm’s length terms and conditions. The definition of “extension of credit” for these purposes includes credit exposures arising from a derivative transaction, a repurchase or reverse repurchase agreement and a securities lending or borrowing

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transaction. U.S. federal banking laws also place similar restrictions on loans and other extensions of credit by FDIC-insured banks, such as VersaBank USA, to their directors, executive officers and principal shareholders.
U.S. Federal Reserve rules require depository institutions, such as VersaBank USA, to maintain reserves against their transaction accounts, including checking accounts. Effective March 26, 2020, the reserve was suspended with no reserve requirements. These reserve requirements are subject to annual adjustment by the U.S. Federal Reserve.
VersaBank USA is permitted under U.S. federal law to branch on a de novo basis across state lines where the laws of the state would permit banks chartered by that state to open a de novo branch.
Supervision, Examination and Enforcement
The U.S. Federal Reserve, OCC and FDIC (the “U.S. Banking Agencies”) have broad supervisory, examination and enforcement authority with regard to bank holding companies and banks, including the power to impose nonpublic supervisory agreements, issue cease and desist or removal orders, impose fines and other civil and criminal penalties, initiate injunctive actions, terminate deposit insurance and appoint a conservator or receiver. In general, these actions may be initiated for violations of laws and regulations, as well as engagement in unsafe and unsound practices, and certain of these actions also may be taken against an “institution affiliated party” as defined in the law. Specifically, the U.S. Banking Agencies may direct a bank holding company or bank to, among other things, increase its capital, sell subsidiaries or other assets, limit its dividends and distributions, restrict its growth or remove officers and directors. Supervision and examinations are confidential, and the outcomes of these actions may not be made public. In addition, as a national bank with less than $10 billion in total consolidated assets, the OCC supervises and examines VersaBank USA with respect to consumer protection laws and regulations of the CFPB.
FDIC Insurance Assessments and Depositor Preference
The deposits of VersaBank USA are eligible for insurance by the FDIC up to the limits under applicable law, which currently are set at $250,000 for accounts under the same name and ownership category. VersaBank USA is subject to deposit insurance premium assessments. The FDIC imposes a risk-based deposit premium assessment system. Under this system, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, long-term debt ratings. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. The FDIC has published guidelines on the adjustment of assessment rates for certain institutions.
For small banks, which are generally those with less than $10 billion in total assets, such as VersaBank USA, the FDIC uses a formula using the bank’s capital level and regulatory supervisory ratings and certain financial data to calculate the bank’s initial FDIC assessment rate. The FDIC may also impose special assessments from time to time.
Only well capitalized and adequately capitalized institutions may accept “brokered deposits”, as defined by FDIC regulations. Adequately capitalized institutions, however, must obtain a waiver from the FDIC before accepting brokered deposits, and such institutions may not pay rates that significantly exceed the rates paid on deposits of similar maturity obtained from the institution’s normal market area or, for deposits obtained from outside the institution’s normal market area, the national rate on deposits of comparable maturity. See “Government Regulation — United States — Capital Requirements” for additional information regarding regulatory capital requirements applicable to VersaBank USA.
Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s applicable U.S. Banking Agency. Deposits and certain claims for administrative expenses and employee compensation against insured

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depository institutions are afforded a priority over other general unsecured claims against the institution, including federal funds and letters of credit, in the liquidation or other resolution of that institution by any receiver appointed by U.S. federal authorities. These priority creditors include the FDIC.
Dividend Restrictions
The Parent is a legal entity separate and distinct from its banking and other subsidiaries and relies on dividends from VersaBank USA as a source of liquidity. There are limitations on the payment of dividends by VersaBank USA to the Parent, as well as by the Parent to its shareholders.
The OCC has the general authority to limit the dividends paid by VersaBank USA if such payment may be deemed to constitute an unsafe and unsound practice. VersaBank USA may not pay dividends from its paid-in surplus. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank, such as VersaBank USA, is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been a transfer to surplus of no less than one/tenth of the bank’s net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.
The Parent and VersaBank USA must maintain the applicable CET1 capital conservation buffer of 2.5% to avoid becoming subject to restrictions on capital distributions, including dividends. For more information on the CET1 capital conservation buffer, see “Government Regulation — United States — Capital Requirements”.
In addition, U.S. Federal Reserve policy provides that bank holding companies, such as the Parent, should generally pay dividends to shareholders only if (i) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition; and (iii) the organization will continue to meet minimum capital adequacy ratios. The policy also provides that such bank holding company should inform the U.S. Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the bank holding company’s capital structure. Bank holding companies also are required to consult with the U.S. Federal Reserve before increasing dividends or redeeming or repurchasing capital instruments. Additionally, the U.S. Federal Reserve could prohibit or limit the payment of dividends by a bank holding company if it determines that payment of the dividend would constitute an unsafe or unsound practice.
Capital Requirements
We are required under U.S. federal law to maintain certain minimum capital levels at each of the Parent and VersaBank USA. The U.S. Banking Agencies have issued substantially similar risk-based and leverage capital requirements to banking organizations they supervise. Under these requirements, the Parent and VersaBank USA are required to maintain certain capital standards based on ratios of capital to total assets and capital to risk-weighted assets. The requirements also define the weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules. The required capital ratios are minimums, and the U.S. Federal Reserve and OCC may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account by the U.S. Banking Agencies in assessing an institution’s overall capital adequacy.
Under the applicable capital rules, the Parent and VersaBank USA are subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total capital ratio, which includes Tier 1 and Tier 2 capital. The

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capital rules require a minimum CET1 risk-based capital ratio of 4.5%, a minimum overall Tier 1 risk-based capital ratio of 6.0%, and a total risk-based capital ratio of 8.0%. In addition, the capital rules require a capital conservation buffer of 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which must be met for a bank or bank holding company to avoid limitations on its ability to able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without automatic restriction. Therefore, a banking organization needs to maintain a CET1 capital ratio of at least 7%, a total Tier 1 capital ratio of at least 8.5% and a total risk-based capital ratio of at least 10.5% or it would be subject to restrictions on capital distributions and discretionary bonus payments to its executive management.
The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total assets, less goodwill and other disallowed intangible assets. The required minimum leverage ratio for all banks and bank holding companies is 4%.
To be well-capitalized, VersaBank USA must maintain the following capital ratios:
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CET1 risk-based capital ratio of 6.5% or greater;

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Tier 1 risk-based capital ratio of 8.0% or greater;

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Total risk-based capital ratio of 10.0% or greater; and

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Tier 1 leverage ratio of 5.0% or greater.

The U.S. Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules. For purposes of the U.S. Federal Reserve’s Regulation Y, bank holding companies, such as the Parent, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. The U.S. Federal Reserve may require bank holding companies, including the Parent, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company’s particular condition, risk profile and growth plans.
The Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 required the U.S. Banking Agencies to adopt regulations to implement an exemption from the U.S. Basel III capital rules for smaller banking organizations that maintain a “community bank leverage ratio” of at least 8% to 10%. Under the U.S. Federal Reserve’s and OCC’s regulations, a qualifying community banking organization that has less than $10 billion in total consolidated assets and meets the specified requirements can elect to apply a community bank leverage ratio of 9%, compliance with which would be deemed to have met the minimum capital requirements, the well capitalized capital category for depository institutions (see below) and any other capital or leverage requirements to which the qualifying community banking organization is subject. In November 2025, the U.S. Banking Agencies released a proposed rule, if adopted, that would decrease the community bank leverage ratio from 9% to 8%.
A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly FR Y-9C or call report, as applicable. The Parent and VersaBank USA currently have not elected to apply the community bank leverage ratio framework, but continue to assess whether to elect to apply the framework in the future.
The Federal Deposit Insurance Corporation Improvement Act of 1991 requires the U.S. Banking Agencies to take “prompt corrective actions” for banks that do not meet minimum capital requirements. This enforcement framework establishes five categories based on capital ratio levels: well capitalized; adequately capitalized; undercapitalized; significantly undercapitalized; and critically undercapitalized. A qualifying institution whose capital meets or exceeds the community bank leverage ratio and opts to use that framework will be considered “well capitalized” for purposes of prompt corrective action. Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators, including under the “prompt corrective action” framework, that, if undertaken, could have an adverse material effect on our operations or financial condition. For example, only well-capitalized and adequately capitalized depository institutions may accept brokered deposits, and an adequately capitalized depository institution may only do so if it has obtained prior regulatory approval. Failure to be well-capitalized or to meet minimum capital requirements could also result

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in restrictions on the Parent’s or VersaBank USA’s ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.
Safety and Soundness Guidelines
The U.S. Banking Agencies have adopted guidelines prescribing safety and soundness standards relating to internal controls, risk management, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. These guidelines in general require appropriate systems and practices to identify and manage specified risks and exposures. The guidelines prohibit excessive compensation as an unsafe and unsound practice and characterize compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer or employee, director or principal shareholder. In addition, the U.S. Banking Agencies have adopted regulations that authorize but do not require a U.S. Banking Agency to order an institution that has been given notice by the U.S. Banking Agency that it is not in compliance with any of the safety and soundness standards to submit a compliance plan. If after being so notified, an institution fails to submit an acceptable compliance plan, the U.S. Banking Agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types, including those that may limit growth or capital distributions.
Consumer Protection Laws
VersaBank USA is subject to a number of U.S. federal laws designed to protect its customers. These consumer protection laws apply to VersaBank USA’s consumer banking activities and include laws relating to interest rates, fair lending, disclosures of credit terms and estimated transaction costs to consumer borrowers, debt collection practices, the use of and the provision of information to consumer reporting agencies, and the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services. Because VersaBank USA has less than $10 billion in total consolidated assets, the OCC supervises and examines VersaBank USA with respect to consumer protection laws and regulations. In addition, the CFPB has authority to define and prevent unfair, deceptive and abusive practices in the consumer financial area, and expanded data collecting powers for purposes of determining bank compliance with the fair lending laws. VersaBank USA’s consumer banking activities are also subject to certain state consumer protection laws, and under the Dodd-Frank Act, state attorneys general and other state officials are empowered to enforce certain federal consumer protection laws and regulations.
Community Reinvestment Act
The Community Reinvestment Act requires the appropriate U.S. Banking Agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the institution, including low- and moderate-income neighborhoods. Furthermore, the relevant U.S. Banking Agency is required to consider a bank’s Community Reinvestment Act assessment when considering the bank’s application to, among other things, merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution or open or relocate a branch office. The relevant U.S. Banking Agency, the OCC in VersaBank USA’s case, examines each bank and assigns it a public Community Reinvestment Act rating. Under the Community Reinvestment Act, institutions are assigned a rating of “outstanding”, “satisfactory”, “needs to improve”, or “unsatisfactory”. VersaBank USA, then known as Stearns Bank Holdingford National Association, received a “satisfactory” rating at its most recent Community Reinvestment Act evaluation.
Anti-Money Laundering Rules
The BSA and its implementing regulations require financial institutions to, among other duties, implement and maintain an effective AML/CFT compliance program and file suspicious activity and currency transaction reports when appropriate.
The Anti-Money Laundering Act of 2020, enacted on January 1, 2021 as part of the National Defense Authorization Act (“AMLA”), amends the BSA but does not directly impose new requirements on banks.

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However, AMLA requires the U.S. Treasury Department to, among other things, issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities and implementing regulations, and conduct studies and issue regulations that may, over the next few years, significantly alter certain due diligence, recordkeeping and reporting requirements that the BSA and its implementing regulations impose on banks. AMLA also contains provisions that increase penalties for violations of the BSA and include whistleblower incentives, both of which could increase regulatory enforcement against banks. Implementation of AMLA is ongoing and is anticipated to impact VersaBank USA’s AML compliance program.
Violations of the BSA and its implementing regulations can result in substantial civil and criminal penalties, and the U.S. Banking Agencies are required to consider the effectiveness of a financial institution’s AML compliance program when reviewing bank mergers and bank holding company acquisitions. In addition to the U.S. Banking Agencies, FinCEN is authorized to impose significant civil monetary penalties for violations of the BSA and its implementing regulations and has recently engaged in coordinated enforcement actions with U.S. state and federal law enforcement agencies and banking regulators.
OFAC Regulation
OFAC is responsible for administering U.S. economic sanctions, which can which prohibit certain transactions with designated foreign jurisdictions, governments, entities and individuals. OFAC-administered sanctions take on many different forms. For example, sanctions may include: (1) restrictions on trade with or investment in a sanctioned jurisdiction, including prohibitions against direct or indirect imports from and exports to a sanctioned jurisdiction and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned jurisdiction; and (2) blocking assets in which certain sanctioned foreign governments, entities or individuals have an interest, by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. OFAC also maintains lists of designated persons, groups or entities that are the target of sanctions, including the “Specially Designated Nationals and Blocked Persons List”. The assets of designated persons, groups or entities are blocked and U.S. persons are generally prohibited from dealing with any such persons. Moreover, blocked assets, for example property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. If we find a name on any transaction, account or wire transfer associated with a sanctioned person, we must freeze or block such account or transaction, file a blocked property report with OFAC and notify the appropriate authorities. Failure to comply with U.S. economic sanctions could have serious legal and reputational consequences.
Data Privacy and Cybersecurity
Data privacy and cybersecurity are areas of significant and increasing federal, state and local regulation, and the legal and regulatory framework for data privacy and cybersecurity is in considerable flux and rapidly evolving. For example, current U.S. federal laws, rules, regulations and standards, including the GLBA, require financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing personal information and enable retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. Such laws and regulations also require financial institutions to implement a comprehensive cybersecurity program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. Other U.S. federal and state laws and regulations impact our ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. The Parent and its non-banking subsidiaries are also subject to rules and regulations issued by the Federal Trade Commission, which regulates unfair or deceptive acts and practices, including with respect to data privacy and cybersecurity. Additionally, like other lenders, VersaBank USA uses credit bureau data in its underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act, which also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Similar state laws may impose additional requirements on us and our subsidiaries. Moreover, the U.S. Congress has considered, and will likely in the future consider, additional data privacy and cybersecurity legislation, to which we may become subject if passed.
The enactment of the Cyber Incident Reporting for Critical Infrastructure Act (the “CIRCIA”) in 2022, once rulemaking is complete, will require, among other things, certain companies to report significant

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cyber incidents to the Cybersecurity and Infrastructure Agency (the “CISA”) within 72 hours from the time the company reasonably believes the incident occurred (and within 24 hours of making a ransom payment as a result of a ransomware attack). On April 4, 2024, the CISA proposed a rule under the CIRCIA that would clarify the scope of cyber incidents to be reported and would further define covered entities subject to CIRCIA to expressly include companies in the financial services industry that are required to report cyber incidents to their primary U.S. federal regulators. Although the CIRCIA originally required the CISA to finalize its regulations by October 4, 2025, the CISA has extended such deadline to May 2026.
We also are subject to U.S. federal regulations that, among other things, require a banking organization to notify its primary U.S. Banking Agency as soon as possible (and in any event within 36 hours) after identifying a “computer-security incident” that has materially disrupted or degraded, or the banking organization believes in good faith is reasonably likely to materially disrupt or degrade its business or operations in a manner that would, among other things, jeopardize the viability of its operations, result in customers being unable to access their deposit and other accounts, result in a material loss of revenue, profit or franchise value, or pose a threat to the financial stability of the U.S. financial sector. Additionally, the U.S. Banking Agencies issue guidance regarding cybersecurity that is intended to enhance cyber risk management among financial institutions.
Data privacy and cybersecurity are also areas of increasing state legislative focus. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (collectively, the “CCPA”), among other things, gives California residents the right to request access to or correct personal information collected about them, and whether that personal information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of certain sharing and sales of their personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including that many, but not all, requirements of the CCPA are inapplicable to personal information that is collected, sold, disclosed or otherwise processed subject to certain U.S. federal laws, including the GLBA. Similar laws have been or may be adopted by other states where we do business or collect personal information. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach.
Artificial Intelligence
We may in the future use artificial intelligence (“AI”) in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy (including with respect to automated decision-making), data protection, cybersecurity, consumer protection, competition and equal opportunity laws and regulations, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. For example, AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their existing laws and regulations to AI or are considering legal and regulatory frameworks for AI. In particular, several states, including Colorado and California, have passed or are continuing to propose laws and regulations that govern various facets and uses of AI, including to make consequential decisions.
Canada
Following the Reorganization, the Parent will become a “foreign bank” as defined under the Bank Act, subject to the regulatory restrictions on its operations set out in Part XII of the Bank Act. In addition, the Parent will be a reporting issuer in each of the provinces and territories of Canada and its shares will be listed on the TSX. The Parent can satisfy many Canadian continuous disclosure obligations by complying with applicable U.S. requirements and filing copies of its SEC documents concurrently with Canadian securities regulatory authorities via SEDAR+. The Parent will also need to comply with the TSX Company Manual and insiders will be required to file reports on both SEDI and with the SEC.

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Canadian Regulation of the Parent
Bank Act
Following the Reorganization, the Parent will be considered a “foreign bank” by virtue of the fact that it controls VersaBank USA. Part XII of the Bank Act establishes the core framework that governs when and how a “foreign bank”, such as the Parent, and entities associated with foreign banks, which in our case includes certain subsidiaries of the Parent such as VersaBank USA, DRTC and VersaHoldings US Corp, may operate in Canada, what they may own or invest in, and what approvals and supervisory requirements apply.
Foreign banks and entities associated with foreign banks are generally prohibited from engaging in or carrying on business in Canada, including any business that a bank is permitted to engage in under the Bank Act, or acquiring or holding control of a substantial investment in a Canadian financial entity except in compliance with Part XII. To provide financial services in Canada, foreign banks must generally have a financial establishment in Canada, such as a bank or a finance entity, in the form of a subsidiary or branch. If a foreign bank does not have a financial establishment in Canada, Part XII permits the foreign bank to conduct narrowly tailored activity such as maintaining a Canadian commercial branch or carrying on limited financial services business in Canada where the Canadian share of specified financial services activities stays below prescribed or default thresholds, and engaging in specific non-bank financial or ancillary activities (for example, certain leasing activities under defined conditions), all subject to prescribed limits. A foreign bank cannot have a financial establishment in Canada without the prior written approval of the Minister of Finance in accordance with Part XII. Once the foreign bank has a financial establishment in Canada, Part XII sets out what activities the foreign bank may conduct. Additional approvals may be required to conduct certain activities.
Part XII also regulates how a foreign bank or its associated entities may invest in Canadian entities. Notably, a foreign bank cannot acquire or hold control of a substantial investment in Canadian financial entities without the prior written approval of the Minister of Finance.
Canadian Regulation of VersaBank
VersaBank, after the Reorganization, will be a Schedule II chartered bank under the Bank Act, subject to comprehensive regulation, examination and supervision by OSFI. The deposits of VersaBank are eligible for insurance by the Canada Deposit Insurance Corporation (“CDIC”), and VersaBank is also subject to certain CDIC regulations and by-laws.
Under the Bank Act, VersaBank is also subject to certain restrictions on its ability to engage in transactions with the Parent and other related parties of VersaBank. Generally, a bank may not enter into any transaction with a “related party” of the bank, which includes its affiliates, except as authorized by the Bank Act. Some classes of transactions are permitted by the Act and its regulations, including where they are of nominal value or immaterial in value, are related to short-term services provided in the ordinary course of the bank’s business, or are to take deposits from or loan money to the related party, provided they meet the criteria to qualify for that class of transaction and the bank complies with any restrictions relating to such transactions. Other transactions may be permitted subject to approval by the Superintendent, such as transactions exceeding certain relative asset value thresholds.
Supervision and Regulation
VersaBank’s activities are governed by the Bank Act. In accordance with the Bank Act, banks may engage in and carry on the business of banking and such business generally as pertains to the business of banking. OSFI is responsible to the Minister of Finance for the administration of the Bank Act. OSFI provides guidelines regarding disclosure of a bank’s financial information and is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition.
Banks have broad powers to invest in the securities of other corporations and entities, but the Bank Act imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial

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investment in a body corporate when (i) the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the outstanding voting shares of the body corporate or (ii) the total of the shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial service activity whether that entity is regulated or not. Further, a bank may invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, act as mutual funds or mutual fund distributors or that service financial institutions, and a bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent is required prior to making the investment and the bank may be required to control the entity. Banks may, by way of temporary investment, acquire control of, or acquire or increase a substantial investment in, an entity for a two-year period. This time period may be extended upon application to the Superintendent. Other than for authorized types of insurance, chartered banks may offer insurance products only through their subsidiaries and not through their branch systems. Banks are prohibited from engaging in automobile leasing.
Restrictions on Ownership of Securities
The Bank Act contains certain restrictions on the issuance, transfer, acquisition and beneficial ownership of all shares of a chartered bank. For example, if a bank has equity of C$12 billion or more, no person shall be a major shareholder of such bank, which includes a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class.
VersaBank does not meet this equity threshold and thus this restriction does not currently apply to VersaBank. Further, no person shall have a significant interest in any class of shares of a bank, including VersaBank, unless the person first receives the approval of the Minister of Finance. The direct holding of greater than 10% of the outstanding shares of a class of shares of a bank, or controlling an entity that does, constitutes a significant interest. Following the Reorganization, no person, other than the Parent and GBH, will have a significant interest in any class of shares of VersaBank.
We will monitor the above constraints on shareholdings through various means including completion of Declaration of Ownership Forms for shareholder certificate transfer requests. If any person contravenes the above constraints on shareholdings, neither such person, nor any entity controlled by the particular person, may exercise any voting rights until the shares to which the constraint relates are disposed of.
The Bank Act also prohibits the registration of a transfer or issuance of any shares of VersaBank to, and the exercise, in person or by proxy, of any voting rights attached to any share of VersaBank that is beneficially owned by, His Majesty in right of Canada or of a province or any agent or agency of His Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.
CDIC Insurance
The CDIC is a federal Crown corporation whose mandate is to protect depositors against the risk of losses from a failure of a member institution and is the resolution authority for all its member institutions, including VersaBank. Membership in CDIC is mandatory for Canadian banks, such as VersaBank. Deposits in VersaBank are eligible for insurance by the CDIC for up to C$100,000 per customer, per insured category of deposits for certain eligible Canadian dollar-denominated deposits (including savings accounts, chequing accounts, and term deposits with an original term to maturity of five years or less). CDIC members must follow the by-laws created by the CDIC in accordance with its powers under the Canada Deposit Insurance Corporation Act (“CDIC Act”), as well as any regulations imposed on member institutions under the regulations of the CDIC Act. The CDIC by-laws include the CDIC Policy of Deposit Insurance, which outlines the terms and conditions of membership. Insurance of deposits of a member institution may be terminated, with notice, by the CDIC upon the member institution’s failure to comply with any condition of its policy of deposit insurance, the CDIC Act, its regulations, or the CDIC by-laws.

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The CDIC is funded by premiums paid by its member institutions, including VersaBank. Membership premiums are determined on an annual basis by a member institution’s classification into one of five premium categories on the basis of risk in accordance with the CDIC Differential Premiums by-law. As such, VersaBank is subject to deposit insurance premium assessments based on various factors including capital adequacy, profitability, asset quality and concentration. An adverse change in these factors could cause an increase in VersaBank’s premiums. The CDIC Policy of Deposit Insurance by-law prohibits members, including VersaBank, from disclosing premium rating information they receive from the CDIC.
The CDIC also monitors member institutions’ risk profiles to identify issues at an early stage so that appropriate action can be taken to minimize CDIC’s exposure to loss. To determine CDIC’s level of monitoring of a member institution, CDIC assesses member institutions on an ongoing basis based on a number of quantitative and qualitative factors including asset quality, earnings, capital, funding and liquidity. Member institutions are placed into one of three groups that increase with risk: Acceptable Risk, High Risk and Critical Risk. Member institutions in the High and Critical risk groups are notified in writing by the CDIC of their status and are subject to enhanced levels of monitoring and resolution preparedness activities.
Restrictions on Redemption of Shares and Payment of Dividends
Under the Bank Act, VersaBank cannot redeem or purchase any of its shares, including common shares, or its subordinated debt, unless the consent of the Superintendent has been obtained. In addition, the Bank Act prohibits VersaBank from purchasing or redeeming any shares or paying any dividends if there are reasonable grounds for believing that VersaBank is, or the payment would cause VersaBank to be, in contravention of the Bank Act requirement to maintain, in relation to VersaBank’s operations, adequate capital and appropriate forms of liquidity and to comply with any regulations or directions of OSFI in relation thereto. This includes maintaining the applicable CET1 capital conservation buffer of 2.5% as set out in the capital adequacy requirements. VersaBank must also notify the Superintendent at least fifteen days prior to the day fixed for its dividend payment. Accordingly, VersaBank will only declare dividends if it satisfies these requirements and, as a result, VersaBank expects that it would be in a position to set aside funds for the payment of any dividends declared. For more information on capital adequacy requirements, see “Government Regulation — Canada — Capital Adequacy Requirements”.
Capital Adequacy Requirements
VersaBank is required under the Bank Act and OSFI’s Capital Adequacy Requirements Guideline (the “CAR”), Leverage Requirements Guideline, and Liquidity Adequacy Requirements Guideline, to maintain minimum regulatory capital levels and liquidity. OSFI’s capital framework establishes both risk-based capital ratios and a non- risk-based leverage ratio that apply on a consolidated basis. Under these requirements, VersaBank must maintain capital standards based on ratios of regulatory capital to risk-weighted assets and a separate leverage ratio based on Tier 1 capital over a defined exposure measure. The requirements also prescribe the risk weights for on-balance sheet assets and off-balance sheet exposures used to determine risk-weighted assets under the risk-based capital rules. These required capital ratios represent minimums, and OSFI may determine that an institution, based on its size, complexity, business model or risk profile, must maintain higher levels of capital in order to operate in a safe and sound manner.
Under the CAR, VersaBank is subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total capital ratio, which includes Tier 1 and Tier 2 capital. The capital rules require a minimum CET1 risk-based capital ratio of 4.5 percent, a minimum Tier 1 risk-based capital ratio of 6.0 percent, and a total risk-based capital ratio of 8.0 percent. In addition, the capital rules require a capital conservation buffer of 2.5 percent of risk-weighted assets, which must be met with CET1 capital, above each of the minimum risk-based capital requirements in order to avoid automatic constraints on capital distributions and certain discretionary bonus payments to executive officers. Therefore, to avoid such constraints, a bank needs to maintain a CET1 capital ratio of at least 7.0 percent, a Tier 1 capital ratio of at least 8.5 percent and a total risk-based capital ratio of at least 10.5 percent.
VersaBank is also subject to a leverage ratio requirement that serves as a backstop to the risk-based capital framework. The leverage ratio is calculated as Tier 1 capital divided by the Basel III exposure measure,

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which includes on-balance sheet assets and certain off-balance sheet exposures on a non-risk-weighted basis. OSFI has set the minimum leverage ratio at 3% for most institutions, although OSFI may establish expectations above this minimum where appropriate based on institution-specific circumstances.
OSFI may require banks, including VersaBank, to maintain capital ratios substantially in excess of mandated minimum levels depending upon general economic conditions and the institution’s particular condition, risk profile and growth plans.
Failure to maintain required minimum capital ratios or to remain above the capital conservation buffer could result in automatic constraints on our capital distributions and discretionary bonus payments and could prompt supervisory measures by OSFI. OSFI’s supervisory approach uses progressive intervention that can include requiring a remediation plan, restricting dividends or share buybacks, limiting growth or activities, increasing capital expectations or taking formal supervisory action in more severe circumstances. These actions, if undertaken, could have a material adverse effect on our operations or financial condition.
As at of [•], 2025, VersaBank’s CET1 ratio was [•]% versus [•]% as at [•], which reflects VersaBank’s capital raise during the year, offset partially by significant growth in assets in [Fiscal 2025]. VersaBank, like most small-scale Canadian banks, uses the Standardized Approach to calculate its risk-weighted assets. VersaBank’s lending operations focus on transactions with lower-than-average risk (as demonstrated by its long history of low provision for credit losses). VersaBank believes that the Standardized Approach does not accurately reflect the intrinsic risk in its lending portfolio, and consequently, VersaBank’s leverage ratio is one of the most conservative in the industry, being more than twice the average leverage ratio of the major Canadian Schedule I banks, which use the Advanced Internal Ratings Based Approach to calculate their risk-weighted assets.
OSFI Guidelines and Regulatory Notices
In connection with its mandate of promoting the financial soundness, integrity and security of federally regulated financial institutions such as banks, OSFI issues Guidelines and Regulatory Notices which financial institutions are expected to follow. Guidelines outline OSFIs long-term expectations for financial institutions, generally setting standards for industry activities and behavior to help financial institutions manage their risk in a responsible way that supports their safety and soundness, and include standards relating to, among other topics, corporate governance, outsourcing, internal controls, risk management and information systems. OSFI uses these Guidelines to determine whether an institution is managing risk appropriately. Although Guidelines are not laws, institutions are expected to follow them. If an institution ignores a Guideline, it may face increased scrutiny from OSFI.
Regulatory Notices are issued by OSFI when a new risk appears quickly (i.e., a cybersecurity threat or market disruption), and are intended to provide timely, temporary guidance on emerging risks. Similar to Guidelines, Regulatory Notices are not laws but set clear expectations on financial institutions to help them respond to specific issues.
Consumer Protection Laws
VersaBank may be subject to Canadian banking laws and regulations designed to protect consumers, including the Bank Act and the consumer protection provisions set out therein. OSFI is the primary administrator of the Bank Act, but the FCAC also administers and enforces parts of the Bank Act and its regulations that have been designated as “consumer provisions”. This includes provisions relating to the disclosure of certain information to consumers to facilitate informed decision making, debt collection practices, the prohibition of unfair, deceptive or abusive acts or practices in connection with the offer, sale or provision of consumer financial products and services, and the recording and addressing of consumer complaints. The FCAC also monitors Canadian banks’ compliance with codes of conduct and public commitments. The FCAC has powers to impose administrative monetary penalties and direct banks to take actions in respect of their non-compliance with the consumer protection provisions under the FCAC’s administration.
Anti-Money Laundering Rules
VersaBank is subject to AML/CFT requirements under Canadian law and regulation, including the PCMLTFA and its associated regulations. FINTRAC is primarily responsible for conducting AML/CFT

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assessments of banks and ensuring their compliance with the PCMLTFA. The PCMLTFA requires financial institutions to, among other duties, implement and maintain an effective AML/CFT compliance program, verify the identity of their clients for certain activities and transactions, and file reports with FINTRAC about certain transactions and property. Violations of the PCMLTFA and its implementing regulations can result in criminal penalties. In addition, FINTRAC has the legislative authority to issue administrative monetary penalties to reporting entities, such as banks, that are found to be non-compliant with the PCMLTFA and associated regulations.
Sanctions Compliance
Canada maintains economic sanctions that restrict or prohibit trade in certain goods and services to certain foreign entities, individuals and geographic areas pursuant to the Special Economic Measures Act (“SEMA”), United Nations Act (“UN Act”), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (“Sergei Magnitsky Law”), Part II.1 (Terrorism) of the Criminal Code (Canada), and the Freezing Assets of Corrupt Foreign Officials Act. Administered by Global Affairs Canada and the Minister of Public Safety, these prohibitions bind all individuals and businesses located in Canada and all Canadian individuals and businesses wherever they are located. Sanctions under each of these regimes may include: (1) arms and related materials embargoes; (2) dealings bans with designated individuals and entities; (3) export and import restrictions; (4) financial prohibitions; and (5) technical assistance prohibitions. Several of Canada’s sanctions laws also impose on banks and certain other specified businesses obligations to determine on a continuing basis whether the business is in possession or control of property that is owned, held or controlled by a sanctioned person and to report the existence of any such property to specified Canadian governmental authorities. Violations of such prohibitions, such as dealing or transacting with a designated person, are criminal offences with potentially severe consequences including criminal penalties.
In addition to anti-money laundering obligations, reporting entities under the PCMLTFA, including banks and other financial institutions, have monitoring and reporting obligations in respect of suspected sanctions evasion. Recent amendments to PCMLTFA require reporting entities to file Listed Person or Entity Property Reports for property owned or controlled by sanctioned persons. This obligation now explicitly covers sanctions under SEMA, the UN Act and the Sergei Magnitsky Law.
Data Privacy and Cybersecurity
VersaBank must comply with the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), which is the Canadian federal private-sector privacy law in Canada that provides a regulatory regime in respect of the collection, use, and sharing of personal information in the context of commercial activities. The provinces of Alberta, British Columbia and Quebec also have provincial privacy laws applicable to private sector activities in those provinces.
Canadian privacy laws, including PIPEDA, are consent based. Any collection, use or processing of personal information may only be done with the meaningful and knowledgeable consent of the data subject except for limited circumstances enumerated in the applicable legislation. Such consent may be express or implied. The acceptable form of consent will be informed by the sensitivity of the information and the reasonable expectations of the data subject given the nature and context of the collection. A data subject’s consent can be withdrawn at any time, subject to certain legal or contractual restrictions and reasonable notice. Under Canadian privacy laws, a company is responsible for personal information under its care and control, and this responsibility extends to any third parties to whom VersaBank has transferred or disclosed personal information. As such, VersaBank must impose certain obligations on its third-party data processors to ensure it is able to comply with all of its obligations under Canadian privacy laws such as limiting processing solely to the provision of services, adequate security and breach notification. VersaBank must also designate an individual or individuals who are accountable for compliance with Canadian privacy laws, implement policies and practices to ensure such compliance, and protect personal information from with security safeguards appropriate to the sensitivity of the information including physical, organizational and technological measures. In the event of any unauthorized access to, or use of, personal information, Canadian privacy laws impose mandatory breach notification obligations. Where the unauthorized use or disclosure creates a real risk of significant harm to an individual, the collecting organization must notify certain regulators (depending on the location of the data subject(s) and the affected

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data subject(s). Additionally, under the OSFI Technology and Cyber Security Incident Reporting Advisory, federally regulated financial institutions such as VersaBank must report a technology or cyber security incident to OSFI’s Technology Risk Division and its lead supervisor within 24 hours. Where a bank fails to report a cyber incident, it could be subject to increased oversight by OSFI, put on a watch list or assigned to one of the stages of OSFI’s supervisory intervention approach.
In addition to the safeguards obligated under Canadian privacy laws, OSFI Guidance sets out certain expectations for banks in respect of cyber risk management and technology. Guideline B-13 — Technology and Cyber Risk Management establishes OSFI’s expectations for how financial institutions manage technology and cyber risks, including expectations related to governance and risk management, technological operations and resilience, and cyber security, while OSFI’s B-10 — Third Party Risk Management Guideline sets out how OSFI expects financial institutions to manage risk in third-party arrangements, including with respect to technology and cyber risk.
Legal Proceedings
From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. While the outcome of any such proceedings cannot be predicted with certainty, as of October 31, 2025, we were not a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources, reputational harm and other factors, and there can be no assurance that favorable outcomes will be obtained.
Intellectual Property
As part of our overall and ongoing strategy to protect and enhance our intellectual property rights, we rely on a variety of protections, including copyrights, trademarks, trade secrets, patents and certain restrictions on disclosure, solicitation and competition. We also undertake other measures to control access to, or distribution of, our other proprietary and confidential information. Any patents we may obtain may increase our competitive advantage, protect our investments in commercializing our technology, preserve our freedom to operate, and allow us to enter into licensing (e.g., cross-licenses) or other arrangements with third parties. For a discussion of risks associated with intellectual property, see “Risk Factors — General Risk Factors — Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights”.
Properties
Our principal offices are located in a leased office at 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2 and consist of approximately 11,674 square feet. We use this facility for administration, sales and marketing, technology and development, and professional services. Our other primary properties include VersaBank Innovation Centre of Excellence, 1979 Otter Place, London, Ontario N5V 0A3 and 121 Research Drive, Suite 410, Saskatoon, SK S7N 1K2. As of October 31, 2025, VersaBank had approximately [•] employees, of which approximately [•] were full-time.

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MANAGEMENT OF VERSABANK
References in this “Management of VersaBank” section to “we”, “us”, “our” and other similar terms refer to VersaBank.
Directors and Executive Officers of VersaBank
The following table sets forth the names, ages, places of residence and titles of VersaBank’s directors and executive officers.
Name	Age	Place of Residence	Position
David Taylor	73	Port Orange, Florida	Founder, President of VersaBank(1) and Director
Tammie Ashton	56	London, Ontario, Canada	Executive Vice President
John Asma	61	London, Ontario, Canada	Chief Financial Officer
Brent Hodge	39	London, Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary
Saad Inam	43	London, Ontario, Canada	Chief Credit Officer
Nick Kristo	56	London, Ontario, Canada	Senior Vice President
Jonathan Taylor	66	Salt Spring Island, British Columbia, Canada	Chief Human Resources Officer
David Thoms	51	London, Ontario, Canada	Senior Vice President, Point of Sale
Frank Newbould(2)	82	Toronto, Ontario, Canada	Chair of the Board of Directors
Gabrielle Bochynek(6)	65	Stratford, Ontario, Canada	Director
Robbert-Jan Brabander(4)(5)(7)	62	Richmond Hill, Ontario, Canada	Director
David Bratton(6)	84	London, Ontario, Canada	Director
Peter Irwin(4)(7)	68	Toronto, Ontario, Canada	Director
Richard Jankura(4)	71	London, Ontario, Canada	Director
Arthur Linton(5)	76	Kitchener, Ontario, Canada	Director
Susan McGovern(3)(5)	62	Aurora, Ontario, Canada	Director and Interim Chief Executive Officer of VersaBank(1)
Paul Oliver(6)(7)	80	Markham, Ontario, Canada	Director

(1)
To facilitate the implementation of the Reorganization, David Taylor, has relinquished his title as Chief Executive Officer of VersaBank, while continuing in his role as Director and President of VersaBank. Susan McGovern has been appointed interim Chief Executive Officer of VersaBank until the Reorganization is completed.

(2)
Current Chair of the board.

(3)
Current Vice-Chair of the board.

(4)
Current member of the Risk Oversight Committee.

(5)
Current member of the Innovation and Technology Committee.

(6)
Current member of the HR Committee.

(7)
Current member of the Audit Committee.

Each officer serves at the discretion of VersaBank’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. David Taylor, Founder, President and Director of VersaBank, is the brother of Jonathan Taylor, the Chief Human Resource Officer of VersaBank and have been with VersaBank since 1993. There are no other family relationships between any of our executive officers or directors.

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Executive Officers.
David Taylor is the President and Founder of VersaBank and has served as a director of VersaBank since January 18, 1993. From January 18, 1993, to June 5, 2025, Mr. Taylor also served as Chief Executive Officer of VersaBank. Since August 30, 2024, Mr. Taylor has served as a director of VersaBank USA National Association. Since December 22, 2021, Mr. Taylor has served as a director, Chief Executive Officer, and President of VersaHoldings US Corp. and VersaFinance US Corp. Mr. Taylor has served as Chair of VersaHoldings US Corp. since April 30, 2025. Since September 7, 2016, Mr. Taylor has served as the sole director and President of VersaJet Inc. Mr. Taylor has also served as Secretary of VersaJet Inc. since November 22, 2018. Mr. Taylor is a director of DRT Cyber Inc. and has held this position since September 6, 2019. From September 6, 2019, to April 27, 2023, Mr. Taylor served as President, Secretary and Treasurer of DRT Cyber Inc. He is the current Chief Executive Officer of DRT Cyber Inc. and has held the position since April 30, 2021. Since November 30, 2020, Mr. Taylor has been the sole director of Digital Meteor Inc. (formerly Digital Boundary Group, Inc.) and Digital Boundary Group Canada Inc. He has served as Chief Executive Officer of Digital Meteor Inc. (formerly Digital Boundary Group, Inc.) and Digital Boundary Group Canada Inc. since April 30, 2021. Mr. Taylor holds an Honours Bachelor of Science degree from Lakehead University, a Master of Business Administration from the University of Saskatchewan and is a Fellow of the Institute of Canadian Bankers (F.I.C.B.).
Tammie Ashton has served as the Executive Vice President of VersaBank since June 5, 2025. From January1, 2021 through June 5, 2025, she held the role of Chief Risk Officer of VersaBank. Ms. Ashton’s previous roles prior to VersaBank include Chief Legal Officer of BioConnect from 2009 through August 2025, General Counsel of Decade Group Inc. from 2009 through 2020, Corporate Counsel & Secretary, Raymond James Trust Canada from 2008 through 2020 and Corporate Counsel at Red Jacket Capital Inc. from 2008 through August 2018. She holds a B.A. Psychology from the University of Western Ontario and an LL.B from the University of Ottawa.
John Asma has served as our Chief Financial Officer since 2023. Prior to his appointment to this role, he served as treasurer of VersaBank from 2022 to 2023, chief financial officer of CAN-AM Pepper Company from 2020 to 2022, interim chief financial officer of Sle-Co Plastics Inc. from 2019 to 2020, director of treasury and special projects of Discovery Air from 2011 to 2019, and treasurer of VersaBank from 1993 to 2011. Mr. Asma holds a bachelor’s degree in Economics from Western University and a master’s degree in Business Administration from Queen’s University.
Brent Hodge has been employed with VersaBank in the role of General Counsel since 2019. He has held the role of Corporate Secretary since 2020. From 2021 to 2025, he also served as the Chief Compliance Officer of VersaBank. Mr. Hodge’s current role at VersaBank since 2022, is Senior Vice President, General Counsel and Corporate Secretary. In addition to his role at VersaBank, Mr. Hodge has been employed as the General Counsel and Corporate Secretary for VersaBank USA National Association since 2024. He has also held the role of Secretary for DRT Cyber Inc. since 2023. Before joining VersaBank, Mr. Hodge was Corporate Counsel and Chief Privacy Officer of the London Health Sciences Centre, a hospital network in London, Ontario, Canada, from 2016 to 2019. Mr. Hodge is a lawyer with over 10 years of experience. Mr. Hodge holds a Bachelor of Arts (Honors Business Administration) graduating with distinction from the Richard Ivey School of Business at Western University (2009), a Juris Doctor from the Faculty of Law at Western University (2011), and a Master of Laws (LL.M) graduating with high honors from Columbia Law School at Columbia University (2025).
Saad Inam has served as our Chief Credit Officer since December 3, 2024. Prior to his appointment to this role, he served as Vice President of VersaBank from November 24, 2020, to December 3, 2024.
Nick Kristo has been employed at VersaBank in various roles since July 2005. He currently holds the role of Chief Credit Officer of VersaBank USA National Association since August 30, 2024 and the role of Senior Vice President at VersaBank since June 3, 2009. From November 27, 2018 through December 3, 2024, Mr. Kristo held the role of Chief Credit Officer of VersaBank. Mr. Kristo holds both a Bachelor of Commerce and Master of Business Administration from the University of Windsor.

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Jonathan Taylor has been employed by VersaBank since February 1993. Mr. Taylor has served as the Chief Human Resources Officer of VersaBank since February 26, 2001. He has also served as the Chief Human Resources Officer of VersaBank USA National Association since August 30, 2024. Since April 27, 2023, Mr. Taylor has held the role of Chief Human Resources Officer of DRT Cyber Inc. Mr. Taylor holds a Bachelor of Business Administration degree from Lakehead University and a CPHR (Chartered Professional in Human Resources) designation.
David Thoms has served as our Senior Vice President, Point-of-Sale Financing since December 3, 2024. Prior to his appointment to this role, he served as Vice President of VersaBank from March 14, 2016, to December 3, 2024.
Non-Employee Directors
Frank Newbould has been a member of our board of directors since 2025. He is the current Counsel to Thornton, Grout Finnigan LLP. He was called to the bar in 1969 and practiced law in Toronto with Tilley Carson & Findlay until 1988, then with Borden Ladner Gervais LLP. Mr. Newbould was appointed as a Judge in the Ontario Superior Court of Justice in 2006. Mr. Newbould was appointed King’s Counsel in 1981, and is an active member of various industry associations, including INSOL International and the International Insolvency Institute. He is also a former Fellow of the American College of Trial Lawyers and a Past Director of The Advocates Society, Pacific & Western Bank of Canada, the predecessor to VersaBank, and Cuddy International Inc. Mr. Newbould holds a bachelor’s degree in Law from the University of Toronto.
Gabrielle Bochynek has been a member of our board of directors since 2019. She has served as principal, human resources and labor relations, of The Osborne Group since 2018. Prior to that, she held various roles in human resources, including as a people and culture consultant from 2016 to 2018, vice president of people services and organization development at North York General Hospital from 2014 to 2016, director of human resources at Sunnybrook Health Sciences Centre from 2007 to 2014, vice president of human resources and organizational development at Surrey Place Centre from 2003 to 2007 and director of human resources and operations at the Casey House from 1991 to 2003. Ms. Bochynek holds a bachelor’s degree in Employment Relations and Sociology from the University of Toronto.
Robbert-Jan Brabander has been a member of our board of directors since 2009. He is a businessman and retired finance executive with over 20 years of industry experience in a variety of roles including Finance Director — Special Projects/Strategic Finance Initiatives at General Motors North America from November 2005 through April 2006, Vice-President Finance & Treasurer, General Motors of Canada from 2000 through 2005, and Director, Worldwide Pension Funding & Analysis, New York Treasurer’s Office from 1994 through 2000. His experience includes financial analysis, acquisitions and divestures, treasury risk management, capital planning, foreign currency exposure, corporate financial accounting and reporting, and tax planning and management. He currently owns and operates a small telecommunications company in the greater Toronto area of which he has been the sole director and officer since April 2008. Mr. Brabander earned a Master of Science in Economics from Erasmus University Rotterdam in 1988.
David Bratton has been a member of our board of directors since 1993. Mr. Bratton has served as a director of VersaBank (previously Pacific & Western Bank of Canada) since September 23, 1993. He has also served as Chair of the Conduct Review & Governance Committee of VersaBank since September 23, 1993. Mr. Bratton was the President of Bratton Consulting Inc., a management consulting practice based in London, Ontario from 1987 to 2016. The firm helped both Canadian and American organizations in Financial Services, Manufacturing, Energy and Public Sector with their human resources and change management needs. Prior to starting his own practice, he held senior positions with General Electric and London Life in Human Resources. In his practice, he specialized in Human Resources, Strategic Change Management, Leadership Development and Executive Coaching. He is a Fellow of the Canadian Association of Management Consultants where he held executive positions as Treasurer and Board Member. Mr. Bratton holds an Honors Bachelor of Arts in Psychology from Western University, a Master’s in Business Administration from York University’s Schulich School of Business and has completed Executive Programs from Harvard University and the General Electric Management Institute.

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Peter Irwin has been a member of our board of directors since 2021. He held various roles at CIBC World Markets Inc. for over 34 years, including managing director. He has also served on the Ontario Securities Commission as a member of the small business advisory committee since 2021 and the small and medium enterprises advisory committee from 2017 to 2019, and as a member of the board of trustees of the Ontario Science Centre from 2004 to 2010. Mr. Irwin holds a bachelor’s degree in Business Administration from Western University.
Richard Jankura has been a member of our board of directors since 2022. He served in various roles at the Jones Healthcare Group, including corporate advisor from 2019 to 2020 and chief financial officer from 2011 to 2019. He has served as a member of the board of directors of Goodwill Industries Ontario Great Lakes since 2010, Renix Inc. since 2020, the International Test Pilots School since 2023 and VersaBank USA, N.A. since 2024. Mr. Jankura holds a bachelor’s degree in Business Administration from Wilfrid Laurier University.
Arthur Linton has been a member of our board of directors since 2020. Mr. Linton is an Independent Lawyer, Certified AI Ethicist and Certified AI Auditor. He served in the Canadian Military between 1966 and 1970. He was the Founder and Chief Executive Officer of Switchview Inc. from 1984 through 2002. He sat on the board of Directors of CFS Insurance (Barbados) from 2002 through 2009. Mr. Linton holds a Juris Doctor from York University.
Susan McGovern has been a member of our board of directors since May 6, 2011. Since March 7, 2023, she has served as Vice-Chair of the Board of Directors. Ms. McGovern has also served as the Interim Chief Executive Officer of VersaBank since June 5, 2025. Outside of her roles at VersaBank, Ms. McGovern has served as the Executive Advisor to the Ontario Minister of Finance since January 2023 providing strategic advice to the Minister, Chief of Staff and Premiers Office on emerging issues, new projects, policy initiatives, communications and stakeholder relations. From January 2013 through May 2022, Ms. McGovern served as the Vice-President, External Relations and Advancement at the Ontario Tech University. Ms. McGovern has held several other roles within the Ontario Ministry of Finance, Ontario Crown Corporations and private and not for profit sectors. Ms. McGovern was also the Director of Regional Affairs for Canada’s Minister of Finance from January 2006 – January 2010 focusing on the Greater Toronto area and the rest of Ontario. Ms. McGovern was selected to serve on our board of directors due to her expertise on VersaBank based on being a director for over four years and her extensive experience in financial and government relations.
Paul Oliver has been a member of our board of directors since 2005. Mr. Oliver is a retired senior partner of PricewaterhouseCoopers LLP in the Financial Services Industry Practice. His practice focused on assurance, financial reporting, and business advisory services, covering a broad range of organizations, with a focus in the regulated financial services industry. Mr. Oliver was admitted to the Institute of Chartered Accountants in England and Wales in 1968. He was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2003, after having been admitted to membership in 1971. Mr. Oliver is also a Certified Director of the Institute of Corporate Directors.
Summary of Attendance of Directors
During Fiscal 2025, VersaBank continued its practice of concluding each quarterly board of directors meeting with the independent directors of VersaBank and each meeting of the committees by holding an in-camera session without the non-independent directors or any other member of management present. In addition, in order for independent directors of the board of directors and each committee to have a forum in which to address issues or concerns, the board of directors and each committee has discretion to conclude all board of directors meetings and each meeting of the committees with an in-camera session without management and non-independent directors present. During the year, the board of directors held eight such in-camera meeting sessions, including the four regularly scheduled quarterly meetings. Each committee is required to hold in-camera sessions at quarterly meetings, as stipulated in their respective mandate. During the year each committee held five such in-camera meeting sessions, with the exception of the Audit Committee which held six in-camera meeting sessions.

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The following table sets forth the record of attendance at board of directors and committee meetings held during Fiscal 2025 for each director.
Number of meetings attended
Director(1)	Board	Audit Committee	HR Committee	Risk Oversight Committee	Innovation and Technology Committee
F. Newbould(2)	6 of 14	N/A	N/A	N/A	N/A
D. Taylor	14 of 14	N/A	N/A	N/A	N/A
G. Bochynek	14 of 14	N/A	8 of 8	N/A	N/A
R. J. Brabander	14 of 14	7 of 7	N/A	11 of 11	5 of 5
D. Bratton	13 of 14	N/A	7 of 8	N/A	N/A
P. Irwin	14 of 14	7 of 7	N/A	11 of 11	N/A
R. Jankura	14 of 14	N/A	N/A	10 of 11	N/A
A. Linton	14 of 14	N/A	N/A	N/A	5 of 5
S. McGovern(3)	14 of 14	N/A	6 of 8	N/A	5 of 5
P. Oliver(4)	14 of 14	7 of 7	2 of 8	N/A	N/A

(1)
At the invitation of the Chair of a committee, directors regularly attend committee meetings to which they are not a member, as observers. This table does not include instances of directors attending any such meetings in an observer capacity.

(2)
Mr. Newbould was elected as a director on April 24, 2025

(3)
Ms. McGovern resigned from the HR Committee on June 5, 2025.

(4)
Mr. Oliver joined the HR Committee effective June 5, 2025.

Position Descriptions and Mandates
The Chair is to exemplify the board responsibility for the stewardship of VersaBank. Among other duties, the Chair is to liaise with management of VersaBank for the purpose of setting meetings of the board of directors and is to lead the meetings, and he is to ensure that the responsibilities of the board of directors and management, and the boundaries between them, are well understood and respected. The Chair is also to ensure the board of directors works as a cohesive team and is to provide the leadership to achieve this, and he is to encourage the active participation of all members. The Chair is to ensure that there are adequate resources available to support the work of the board of directors, and to ensure that procedures are adopted to ensure that the board of directors can conduct its work effectively and efficiently. Further, the Chair is to ensure that a process is in place by which the effectiveness of the board of directors, and the contribution of individual directors, is assessed, and to ensure that where functions are delegated to committees, the functions are carried out and results are reported to the board of directors.
Each committee of our board of directors, along with the Chair of the board of directors and the Chair of each committee currently has a written mandate or charter approved by our board of directors. A copy of the mandate of VersaBank’s board of directors is attached to this prospectus/circular as Annex H. Copies of each charter are also on our website at www.versabank.com under the Governance section. The inclusion of our website address in this prospectus/circular does not include or incorporate by reference the information on our website into this prospectus/circular.
The board of directors has also approved written job descriptions for various senior management roles, including for both the President and CEO. The job description of the President outlines his responsibilities, both generally and with respect to business planning and marketing, human resource policies and human resource management, enterprise risk management, legal and regulatory environment, and reporting to the board of directors. Also attached to the President’s job descriptions is a detailed chart of authorities that outlines the approval process for various control and strategic requirements and proposals.

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Board Committees
VersaBank’s board of directors currently has an audit committee, a conduct review, governance & HR committee, a risk oversight committee and an innovation & technology committee. The committees regularly report on their activities and actions to the full board of directors. Other than Mr. Taylor, who, by virtue of his executive officer position as President of VersaBank, and Ms. McGovern, by virtue of her executive position as Interim Chief Executive Officer of VersaBank, have material relationships to VersaBank, each member of our board of directors does not have a direct or indirect material relationship (as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”)) with VersaBank or its subsidiaries.
Audit Committee
Audit Committee Mandate
The Mandate of the Audit Committee is attached to this prospectus/circular as Annex I.
Composition and Responsibilities of the Audit Committee
The Audit Committee is currently comprised of three independent directors: Paul G. Oliver (Chair), Robbert-Jan Brabander, and Peter Irwin. Each member of the Audit Committee is both independent and financially literate, as such terms are defined in Canadian securities legislation. Our Audit Committee is responsible for, among other things:
•
selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•
ensuring the independence of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm;

•
reviewing, with management and the independent registered public accounting firm, our interim and year-end operating results;

•
establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•
considering the adequacy of our internal controls and internal audit function;

•
reviewing material related party transactions and those that require disclosure; and

•
approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Relevant Education and Experience
Mr. Oliver is a retired senior partner of PricewaterhouseCoopers LLP in the Financial Services Industry Practice. His practice focused on assurance, financial reporting, and business advisory services, covering a broad range of organizations, with a focus in the regulated financial services industry. Mr. Oliver was admitted to the Institute of Chartered Accountants in England and Wales in 1968. He was elected a Fellow of the Institute of Chartered Accountants of Ontario in 2003, after having been admitted to membership in 1971. Mr. Oliver is also a Certified Director of the Institute of Corporate Directors.
Mr. Irwin is a retired Canadian financial services executive with over 30 years of industry experience in a variety of roles, including investment banking, capital markets, corporate development, merchant banking, and private equity. A Managing Director at CIBC World Markets Inc. prior to his retirement in January 2017, he has worked with a wide range of corporate and government issuers and investors in the Canadian and international financial markets in many different areas. Mr. Irwin earned an Honours B.A. in Business Administration from the Ivey School of Business, Western University, in 1980.
Mr. Brabander is a businessman and former finance executive with over 20 years of industry experience in a variety of roles, including financial analysis, acquisitions and divestitures, treasury risk management, capital planning, foreign currency exposure, corporate financial accounting and reporting, and tax planning

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and management. He currently owns and operates a small telecommunications company in the greater Toronto area. Mr. Brabander earned a Master of Science in Economics from Erasmus University Rotterdam in 1988.
Pre-Approval Policies and Procedures
The board of directors has approved an Audit Services Policy, which provides that the Audit Committee shall pre-approve non-audit services and audit and non-audit related fees to be provided by the external auditor on a case-by-case basis.
Audit Fees
Audit fees paid to Ernst & Young LLP during the year ended October 31, 2025 were C$[•] and during the year ended October 31, 2024 were C$1,053,000. Audit fees were for professional services rendered by Ernst & Young LLP for the audit of VersaBank’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees paid to Ernst & Young LLP during the year ended October 31, 2025 were C$[•] and during the year ended October 31, 2024 were C$136,000. Audit-related fees were for assurance and services reasonably related to the performance of the audit of the consolidated financial statements.
Non-Audit-related Fees
Non-audit-related fees paid to Ernst & Young LLP during the year ended October 31, 2025, for VersaBank were C$[•] and during the year ended October 31, 2024 were C$195,000. Non-audit-related fees were for other advisory services.
Tax-Related Fees
Fees paid to Ernst & Young LLP for tax related services during the year ended October 31, 2025 were C$[•] and during the year ended October 31, 2024 were C$268,050. Tax fees were for tax compliance, tax advice and tax-planning professional services. Ernst & Young LLP fees are exclusive of any information technology infrastructure costs and administrative support charges and applicable taxes.
All Other Fees
No other fees were paid to Ernst & Young LLP by VersaBank during the years ended October 31, 2025, and October 31, 2024.
HR Committee
The HR Committee is currently comprised of three independent directors: Gabrielle Bochynek, David Bratton (Chair), and Peter Irwin. The HR Committee reports regularly to the board of directors and is responsible for the oversight of VersaBank’s compensation program and sets the criteria for the selection of directors to ensure that the competencies, skills and personal qualities of the board members allow the board of directors to discharge its duties and adds value to VersaBank.
Our HR Committee is responsible for, among other things:
•
overseeing VersaBank’s compensation program;

•
identifying and recommending candidates for membership on our board of directors;

•
reviewing and recommending our corporate governance guidelines and policies;

•
reviewing proposed waivers of the code of conduct for directors and executive officers;

•
overseeing the process of evaluating the performance of our board of directors; and

•
assisting our board of directors on corporate governance matters.

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Risk Oversight Committee
The Risk Oversight Committee is currently comprised of three independent directors: Richard Jankura (Chair), Robbert-Jan Brabander, and Peter Irwin. The Risk Oversight Committee is responsible for oversight of VersaBank’s Enterprise Risk Management Framework and Risk Appetite Framework, and reviewing policies developed and implemented for identifying, evaluating, measuring and managing the significant risks to which VersaBank is exposed, and ensuring that those policies remain appropriate and prudent. It is responsible for recommending and reviewing, at least annually, all policies governing management of credit risk, market risk, and liquidity and funding management risk, to ensure that they remain prudent and appropriate and are being adhered to.
Innovation and Technology Committee
The Innovation and Technology Committee is currently comprised of three directors: Robbert-Jan Brabander (Chair), Art Linton and Susan McGovern. The Innovation and Technology Committee is responsible for assisting the board of directors in operational risk management by monitoring the development and implementation of VersaBank’s Operational Risk Management Framework to manage against operational risks to which VersaBank is exposed. The Innovation and Technology Committee assists in ensuring that management has effective policies, processes and procedure to manage information technology risks.
Nomination of Directors
VersaBank’s HR Committee has developed a Directors Skill and Competencies Matrix (“Skills Matrix”). The Skills Matrix is reviewed and updated at least annually. The Skills Matrix below shows the principal areas of experience and expertise that each of the nominees brings to the board of directors.

Bochynek	Brabander	Bratton	Irwin	Jankura	Linton	McGovern	Newbould	Oliver	Taylor
Audit/Accounting		√		√	√	√		√	√	√
CEO/Sr. Executive Experience	√	√	√	√	√	√	√		√	√
Credit Risk		√		√	√	√		√	√	√
Executive Compensation/Human Resources	√	√	√			√	√		√	√
Financial Knowledge	√	√	√	√	√	√	√	√	√	√
Financial Service Industry Experience		√	√	√	√	√	√	√	√	√
Governance/Board	√	√	√	√	√	√	√	√	√	√
Government Relations/Public Policy	√		√			√	√	√		√
Innovation & Technology		√	√	√	√	√	√		√	√
Legal/Regulatory	√	√		√	√	√	√	√	√	√
Marketing/Branding/Communications	√	√			√	√	√	√		√
Risk Management		√	√	√	√	√	√		√	√
Strategic Planning	√	√	√	√	√	√	√		√	√

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From time to time, it is both necessary and desirable for new director candidates to be identified and appointed to the board of directors. The HR Committee, with input from the President, evaluates the needs of the board of directors in accordance with the Skills Matrix and seeks out candidates with suitable backgrounds and strengths to fill those needs. The credentials of the identified candidate(s) are reviewed and discussed by the HR Committee and are compared against the current needs of the board of directors. Any conflicts or impediments, as well as the time expected and required of directors, are addressed. The Chair of the HR Committee reports the HR Committee’s recommendation to the full board of directors. If thought advisable, the full board of directors approves the appointment of the identified candidate as a director, subject to a positive result on background checks as required by VersaBank’s Assessment Policy for Responsible Persons.
Director Term Limits and Other Mechanisms of Board Renewal
While the board of directors recognizes the objective of term limits, the board of directors is of the view that the adoption of arbitrary term limits unreasonably discounts the value, skills and insights offered by retaining experienced board members. Accordingly, the board of directors believes VersaBank and its shareholders are better served through the employment of a measured approach to board renewal, including a focus on the board competencies required to support the achievement of VersaBank’s business plan and the use of a rigorous annual board and director performance assessment process.
Diversity on the Board and in Senior Management Positions
Board of Directors
VersaBank’s board of directors recognizes the value of having a diverse roster of directors for effective decision making, and views diversity at the board level as an important element in strong corporate governance. Although diversity has always been a factor considered in the nomination of directors, VersaBank’s board of directors adopted the Board of Directors and Senior Management Diversity Policy (the “Diversity Policy”) with the goal of increasing the number of women who serve as directors on the board.
In accordance with the Diversity Policy, in reviewing board composition the HR Committee is to consider all aspects of diversity, including skills, experience, gender, age, ethnicity and geographic background. The HR Committee also considers the balance of skills background, experience and knowledge on the board of directors and the diversity representation of the board of directors as part of the annual performance and effectiveness evaluations of the board of directors and committees.
The Diversity Policy has set a target that at least 25% of independent directors on the VersaBank’s board of directors be women. As at October 31, 2025, VersaBank’s board of directors had one independent female director, representing 12.5% of independent directors (22% in Fiscal 2024) as Ms. McGovern, by virtue of her executive position as Interim Chief Executive Officer of VersaBank, now has a material relationship to VersaBank on an interim basis. VersaBank’s board of directors recognizes a number of directors may retire in the next few years which will present an opportunity to further increase the number of women on the board and exceed the policy objective.
Senior Management
VersaBank and its board of directors recognize and embrace the benefits of having a diverse senior management team for effective decision making, and view diversity at the senior management level as an important element in the effective management of VersaBank’s activities. A diverse senior management team will include and make use of differences in skills, experience, gender, age, ethnicity and geographic background. In this regard, VersaBank considers the representation of women in senior management when identifying potential candidates.
The Diversity Policy has set a target that at least 25% of the senior management team be women. As of October 31, 2025, 7 of 22 members of senior management (32%) were women (24% in Fiscal 2024). The board of directors, through recommendations by the HR Committee, annually reviews the Diversity Policy objectives and targets as set out in the Diversity Policy.

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Code of Conduct
We have adopted a written code of conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full text of our code of conduct is available on our website at www.versabank.com/codes-and-commitments.
The board of directors has delegated compliance oversight to the Chief Compliance Officer. On a quarterly basis, the board of directors receives a Compliance Report from the Chief Compliance Officer. Any matters of non-compliance form part of the report. The board of directors also receives an annual confirmation from the Chief Human Resources Officer with respect to compliance with the code of conduct during the preceding year.
A primary element within the code of conduct is a section with respect to conflicts of interest. This section provides a definition of conflict of interest, including a cross-reference to VersaBank’s Related Party Transactions Policy & Procedures. The conflict of interest section within the code of conduct provides details on the procedure to be followed if a conflict of interest situation arises, with the basic premise being the elevation of notice respecting the situation up to the board of directors. A list of conflict of interest matters is maintained by the legal department, and each director and officer of VersaBank is required to annually attest that he or she is not a party to a material contract or proposed material contract, and is not a director or officer of any entity who is, and does not have a material interest in any person who is, a party to a material contract or proposed material contract with VersaBank.
VersaBank has also adopted anonymous employee reporting and whistleblowing procedures which allows employees and officers of VersaBank to anonymously and confidentially report, in writing, suspected unethical or improper conduct in violation of the code of conduct to the Chair of the HR Committee, as well as concerns regarding accounting or auditing matters to the Chair of the Audit Committee.
Assessments
The mandate of the HR Committee provides that the members of the board of directors are required to complete an annual confidential assessment whereby each director is asked to complete a board and committee performance assessment survey. The board of directors utilizes the services of an independent consultant to conduct the board assessment process. The consultant, utilizing an online survey tool, circulates the assessment materials and the assessments are returned directly to the consultant. The board members are given the opportunity to have a telephone interview with the consultant to discuss any concerns. The consultant then compiles the information and prepares a report on the results of the assessments which are then discussed by the HR Committee and the full board. The HR Committee follows up on recommendations that arise from the assessment process.
In addition, and in accordance with the mandate of the Chair of the board of directors, the Chair of the board of directors conducts an annual assessment of the performance of the President of VersaBank, and the results of that assessment are reviewed by the full board of directors.
Orientation and Continuing Education
VersaBank’s Director Orientation and Professional Development Program is designed to enhance the directors’ knowledge of, and ability to execute their responsibilities to, VersaBank. All new directors are assigned an existing board member as a mentor and are provided with a package of information, including information respecting board of directors and committee composition, management information, and other relevant policies and procedures. New Audit Committee members receive additional information pertinent to his or her role on that committee.
In order to keep the directors up-to-date on operations and those matters that affect the business of VersaBank, directors receive written material and presentations from management, and may receive presentations from outside experts, on various aspects of VersaBank’s operations as well as on emerging issues. This process may be initiated at the request of the board of directors, a committee, an individual director, or management. In addition, each committee has the authority to engage independent counsel and other advisors as determined to be necessary to permit them to carry out their duties.

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Directors are encouraged to enroll in a relevant professional development program, and the expenses incurred are reimbursed to a fixed maximum amount. Where applicable, directors are required to keep their professional accreditations current.
Compensation Committee Interlocks and Insider Participation
None of our executive officers have served as a member of the compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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MANAGEMENT OF THE PARENT FOLLOWING THE REORGANIZATION
References in this “Management of the Parent Following the Reorganization” section to “we”, “us”, “our” and other similar terms refer to the Parent, after giving effect to the Reorganization.
Directors and Executive Officers of the Parent
The following table sets forth the names, ages, places of residence and titles, as of    , 2025, concerning the persons who are expected to serve as directors and executive officers of the Parent after giving effect to the Reorganization.
Name	Age	Place of Residence	Position
David Taylor	73	Port Orange, Florida	President, CEO, and Director
Shawn Clarke	55	Ilderton, Ontario, Canada	Chief Operating Officer
Brent Hodge	39	London, Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary
Jonathan Taylor	66	Salt Spring Island, British Columbia, Canada	Chief Human Resources Officer
Tel Matrundola	56	Hallandale, Florida	Director
Mike Dixon	47	London, Ontario, Canada	Senior Vice President, Structured Finance
Susan McGovern	62	Aurora, Ontario, Canada	Director
Nico Ospina	36	Palm Harbor, Florida	Chief Financial Officer
Gurpreet Sahota	50	Milton, Ontario, Canada	Chief Technology Officer
Tammie Ashton	56	London, Ontario, Canada	Executive Vice President
Nick Kristo	56	London, Ontario, Canada	Chief Credit Officer
Mark Holman	68	Sarasota, Florida	Director
David Bratton	84	London, Ontario, Canada	Director
Barbara Chaffee	75	Erie, Pennsylvania	Director
Each officer serves at the discretion of the Parent’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.
Executive Officers
David Taylor will serve as the President, Chief Executive Officer, and one of our directors following the consummation of the Reorganization. From January 18, 1993, to June 5, 2025, Mr. Taylor also served as Chief Executive Officer of VersaBank. Since August 30, 2024, Mr. Taylor has served as a director of VersaBank USA National Association. Since December 22, 2021, Mr. Taylor has served as a director, Chief Executive Officer, and President of VersaHoldings US Corp. and VersaFinance US Corp. Mr. Taylor has served as Chair of VersaHoldings US Corp. since April 30, 2025. Since September 7, 2016, Mr. Taylor has served as the sole director and President of VersaJet Inc. Mr. Taylor has also served as Secretary of VersaJet Inc. since November 22, 2018. Mr. Taylor is a director of DRT Cyber Inc. and has held this position since September 6, 2019. From September 6, 2019, to April 27, 2023, Mr. Taylor served as President, Secretary and Treasurer of DRT Cyber Inc. He is the current Chief Executive Officer of DRT Cyber Inc. and has held the position since April 30, 2021. Since November 30, 2020, Mr. Taylor has been the sole director of Digital Meteor Inc. (formerly Digital Boundary Group, Inc.) and Digital Boundary Group Canada Inc. He has served as Chief Executive Officer of Digital Meteor Inc. (formerly Digital Boundary Group, Inc.) and Digital Boundary Group Canada Inc. since April 30, 2021. Mr. Taylor holds an Honours Bachelor of Science degree from Lakehead University, a Master of Business Administration from the University of Saskatchewan and is a Fellow of the Institute of Canadian Bankers (F.I.C.B.). Mr. Taylor was selected to serve on our board of directors because he is the founder of VersaBank, having created the concept and strategy in 1993 when he and other investors took control of Pacific & Western Trust Company.
Shawn Clarke will serve as the Chief Operating Officer following the consummation of the Reorganization. Mr. Clarke currently serves as the Chief Operating Officer of VersaBank USA National

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Association (since August 30, 2024), VersaHoldings US Corp. and VersaFinance US Corp. since April 30, 2025. Mr. Clarke has been employed by VersaBank and its subsidiaries in various roles since 2005 including Senior Vice-President, Chief Risk Officer, Chief Information Officer, Chief Operating Officer, Chief Financial Officer, Treasurer, and Corporate Secretary. Mr. Clarke has developed a broad spectrum of knowledge and experience in the areas of corporate finance, mergers & acquisitions, capital markets, financial planning & management, risk management and operations management. Mr. Clarke received a Bachelor’s degree in Engineering from McMaster University, where he graduated Summa Cum Laude, a Master’s degree in Engineering from McMaster University and an MBA from the Lazaridis School of Business & Economics at Wilfrid Laurier University.
Brent Hodge will serve as Senior Vice President, General Counsel and Corporate Secretary following the consummation of the Reorganization. He has held the VersaBank roles of General Counsel since 2019 and Corporate Secretary since 2020. From 2021 to 2025, he also served as the Chief Compliance Officer of VersaBank. Mr. Hodge’s current role at VersaBank since 2022, is Senior Vice President, General Counsel and Corporate Secretary. In addition to his role at VersaBank, Mr. Hodge has been employed as the General Counsel and Corporate Secretary for VersaBank USA National Association since 2024. He has also held the role of Secretary for DRT Cyber Inc. since 2023. Before joining VersaBank, Mr. Hodge was Corporate Counsel and Chief Privacy Officer of the London Health Sciences Centre, a hospital network in London, Ontario, Canada, from 2016 to 2019. Mr. Hodge is a lawyer with over 10 years of experience. Mr. Hodge holds a Bachelor of Arts (Honors Business Administration) graduating with distinction from the Richard Ivey School of Business at Western University (2009), a Juris Doctor from the Faculty of Law at Western University (2011), and a Master of Laws (LL.M) graduating with high honors from Columbia Law School at Columbia University (2025).
Jonathan Taylor will serve as the Chief Human Resource Officer following the consummation of the Reorganization. Mr. Taylor has served as the Chief Human Resources Officer of VersaBank since February 26, 2001. He has also served as the Chief Human Resources Officer of VersaBank USA National Association since August 30, 2024. Since April 27, 2023, Mr. Taylor has held the role of Chief Human Resources Officer of DRT Cyber Inc. Mr. Taylor holds a Bachelor of Business Administration degree from Lakehead University and a CPHR (Chartered Professional in Human Resources) designation.
Michael Dixon will serve as Senior Vice President, Structured Finance, following the consummation of the Reorganization. Mr. Dixon has served as the Senior Vice President, Receivable Purchase Program of VersaBank USA National Association since August 30, 2024, Senior Vice President of VersaFinance US Corp, since December 2021 and Senior Vice President of VersaBank since 2017. Mr. Dixon has been employed by VersaBank and its subsidiaries since 2005 and has over 19 years of experience in banking, holding management roles within VersaBank’s Structured Finance, Healthcare & Infrastructure Finance, Corporate Development and Consumer Finance departments, including Vice President, Corporate Development and Vice President, Consumer Finance prior to being named Senior Vice President in 2017. Mr. Dixon received a Bachelor of Commerce degree from McMaster University and holds a Master’s in Business Administration degree from Wilfrid Laurier University.
Nico Ospina will serve as Chief Financial Officer of the parent upon the Reorganization and will join the Parent as Chief Financial Officer as of January 5, 2026. Mr. Ospina currently serves as Vice President in the Financial Services Investment Banking group at Raymond James, where he specializes in the depository sector. Over his eleven-year career, from 2014 to 2025, he has provided strategic and financial advisory services to depository institutions across the United States, completing more than 50 buy-side and sell-side mergers and acquisitions, as well as numerous capital formation transactions through private placements and public offerings of equity and debt securities, and mutual conversions. Mr. Ospina has served as an advisor to VersaBank throughout its entry and expansion in the U.S. market, including its 2021 initial public offering and subordinated debt issuance, the 2023 acquisition of Stearns Bank Holdingford, and the 2024 follow-on equity offering. He holds a Bachelor of Arts in Economics from the University of Illinois at Chicago and a Master of Business Administration in Finance from Robert Morris University — IL. Born and raised in Colombia, Mr. Ospina is a native Spanish speaker and a former NCAA Division I tennis student-athlete.
Gurpreet Sahota will serve as one of our directors following the consummation of the Reorganization. Mr. Sahota is the current President of DRT Cyber Inc. and has held the role since April 27, 2023. From February 12, 2020, to April 27, 2023, he served as Chief Operating Officer of DRT Cyber Inc. Since

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September 15, 2021, he has served as President and Treasurer of Digital Boundary Group, Inc. and has also served as Secretary of Digital Boundary Group, Inc. since April 30, 2023. From January 23, 2018 through April 27, 2023, Mr. Sahota was the Chief Cyber Architect at VersaBank where he developed VersaVaultTM. Mr. Sahota also spent 16 years at Blackberry finishing as the Principal Architect of Cyber Security. His previous roles included positions with 3COM and working with ICL for the British Ministry of Defense. Mr. Sahota holds CISSP and CCSP certifications. Mr. Sahota was selected to serve on our board of directors due to his expertise in technology, security and innovation, including in the financial services industry specifically.
Tammie Ashton will serve as the Executive Vice President of the Parent following the consummation of the Reorganization. From January1, 2021 through June 5, 2025, she held the role of Chief Risk Officer of VersaBank. Ms. Ashton’s previous roles prior to VersaBank include Chief Legal Officer of BioConnect from 2009 through August 2025, General Counsel of Decade Group Inc. from 2009 through 2020, Corporate Counsel & Secretary, Raymond James Trust Canada from 2008 through 2020 and Corporate Counsel at Red Jacket Capital Inc. from 2008 through August 2018. She holds a B.A. Psychology from the University of Western Ontario from 1990 and an LL.B from the University of Ottawa from 1994.
Nick Kristo will serve as Chief Credit Officer following the consummation of the Reorganization. Mr. Kristo has been employed at VersaBank in various roles since July 2005. He currently holds the role of Chief Credit Officer of VersaBank USA National Association since August 30, 2024 and the role of Senior Vice President at VersaBank since June 3, 2009. From November 27, 2018 through December 3, 2024, Mr. Kristo held the role of Chief Credit Officer of VersaBank. Mr. Kristo holds both a Bachelor of Commerce and Master of Business Administration from the University of Windsor.
Tel Matrundola will serve as one of our directors following the consummation of the Reorganization. Mr. Matrundola has served as a director, President, and Chief Executive Officer of VersaBank USA National Association since August 30, 2024. From December, 2002, through August 29, 2024, Mr. Matrundola held various roles at VersaBank including Vice President, Public, Government & Corporate Affairs, Chief Strategy Officer, and Executive Vice President. He also served as the Chairman of PWC Capital Inc. (the predecessor parent corporation of VersaBank) from April, 2016, through January 2017. Since February, 2014, Mr. Matrundola has been Principal of Laurentel Developments, an investment land holdings and land development company. From May, 1999, through December, 2002, Mr. Matrundola held multiple roles within the Canadian Federal Government including Senior Policy Advisor to the Deputy Prime Minister, Senior Policy Advisor to the Minister of Foreign Affairs and Policy Advisor to the Minister of Industry. Mr. Matrundola holds a Bachelor of Arts (Honors) degree from the University of Toronto, a Master’s of Arts in International Relations and Diplomacy from Schiller University’s Paris Campus, and a Ph.D. in International Relations and Diplomacy from the American Graduate School in Paris, School of International Relations & Diplomacy. Mr. Matrundola was selected to serve on our board of directors due to his extensive experience working in the VersaBank group and his government relations expertise.
Non-Employee Directors
Susan McGovern will serve as one of our directors following the consummation of the Reorganization. Since March 7, 2023, she has served as Vice-Chair of the Board of Directors. Ms. McGovern has also served as the Interim Chief Executive Officer of VersaBank since June 5, 2025. Outside of her roles at VersaBank, Ms. McGovern has served as the Executive Advisor to the Ontario Minister of Finance since January 2023 providing strategic advice to the Minister, Chief of Staff and Premiers Office on emerging issues, new projects, policy initiatives, communications and stakeholder relations. From January 2013 through May 2022, Ms. McGovern served as the Vice-President, External Relations and Advancement at the Ontario Tech University. Ms. McGovern has held several other roles within the Ontario Ministry of Finance, Ontario Crown Corporations and private and not for profit sectors. Ms. McGovern was also the Director of Regional Affairs for Canada’s Minister of Finance from January 2006 – January 2010 focusing on the Greater Toronto area and the rest of Ontario. Ms. McGovern was selected to serve on our board of directors due to her expertise on VersaBank based on being a director for over four years and her extensive experience in financial and government relations.
Mark Holman will serve as one of our directors following the consummation of the Reorganization. Mr. Holman has served as a director of VersaBank USA National Association since August 30, 2024. He is

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also the Chair of the US Strategy & Expansion Committee of VB USA and a member of the Audit Committee, Conduct Review & Governance Committee and Risk Oversight Committee of VB USA since its inception on August 30, 2024. For over 35 years Mr. Holman has served as a senior manager and advisor within both the Federal legislative and executive branches, state executive branch, and in eight political campaigns, which has given him a comprehensive understanding of government and a unique perspective. Mr. Holman is a member of the Republican Governors Association Finance Committee, Board of Trustees, Indiana University of Pennsylvania, Blue Ribbon Commission on Pennsylvania’s Election Security, Federal Enforcement Homeland Security Foundation and Elsie Hillman Civic Forum National Advisory Counsel. Mr. Holman holds a Bachelor of Arts from the Indiana University of Pennsylvania. Mr. Holman was selected to serve on our board of directors due to his expertise in government relations and public policy as well as strategic planning.
David Bratton will serve as one of our directors following the consummation of the Reorganization. Mr. Bratton has served as a director of VersaBank (previously Pacific & Western Bank of Canada) since September 23, 1993. He has also served as Chair of the Conduct Review & Governance Committee of VersaBank since September 23, 1993. Mr. Bratton was the President of Bratton Consulting Inc., a management consulting practice based in London, Ontario from 1987 to 2016. The firm helped both Canadian and American organizations in Financial Services, Manufacturing, Energy and Public Sector with their human resources and change management needs. Prior to starting his own practice, he held senior positions with General Electric and London Life in Human Resources. In his practice, he specialized in Human Resources, Strategic Change Management, Leadership Development and Executive Coaching. He is a Fellow of the Canadian Association of Management Consultants where he held executive positions as Treasurer and Board Member. Mr. Bratton holds an Honors Bachelor of Arts in Psychology from Western University, a Master’s in Business Administration from York University’s Schulich School of Business and has completed Executive Programs from Harvard University and the General Electric Management Institute. Mr. Bratton was selected to serve on our board of directors due to his extensive experience in human resources and change management.
Barbara Chaffee will serve as one of our directors following the consummation of the Reorganization. Ms. Chaffee has served as a director of VersaBank USA National Association since August 30, 2024. She is also a current director of DRT Cyber Inc. and has held the position since September 24, 2019. Previous to her directorships with VersaBank and its subsidiaries, Ms. Chaffee served as the President and CEO of Tom Ridge Environmental Center Foundation from January 2018 through 2024. She also served as the President and CEO of the Erie Regional Chamber and Growth Partnership from April 2011 through January 2017. She has extensive experience in the areas of business-to-business relationships and partnerships, governmental affairs, economic development Strategic Planning and Public Relations. Ms. Chaffee attended Kent State University. Ms. Chaffee was selected to serve on our board of directors due to her extensive experience in government and public relations, as well as strategic planning.
Family Relationships
David Taylor, President and director nominee of the Parent following the Reorganization, is the brother of Jonathan Taylor, the Chief Human Resource Officer of the Parent following the Reorganization. There are no other family relationships between any of our executive officers or directors.
Board Committees and Director Independence
We intend to apply to list our shares on Nasdaq. In order to list our shares on Nasdaq, we are required to comply with the Nasdaq standards relating to corporate governance, requiring, among other things, that:
(1)
A majority of our board of directors to consist of “independent directors” as defined by the applicable rules and regulations of the Nasdaq;

(2)
The compensation of our executive officers to be determined, or recommended to the board of directors for determination, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a compensation and nomination committee comprised of at least two independent directors as well as composed entirely of independent directors;

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(3)
That director nominees to be selected, or recommended to the board of directors for selection, by independent directors constituting a majority of the independent directors of the board in a vote in which only independent directors participate or by a compensation and nomination committee comprised of at least two independent directors as well as composed entirely of independent directors; and

(4)
Establishment of an audit committee with at least three independent directors as well as composed entirely of independent directors, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under the Nasdaq rules.

For purposes of the audit committee composition requirements, we must have at least one independent director on our audit committee at the time of listing on the Nasdaq and the TSX, at least two independent directors within 90 days of listing on the Nasdaq and the TSX and at least three independent directors within one year of listing on the Nasdaq and the TSX, where at least one of the independent directors qualifies as an audit committee financial expert under SEC rules and as a financially sophisticated audit committee member under Nasdaq rule. Each member of the audit committee must also be “financially literate” as defined under NI 52-110. In accordance with the Nasdaq Rule 5615(b)(1), since we are listing in connection with our initial public offering, we are permitted to phase in our compliance with the independent committee requirements set forth in the Nasdaq Rule 5605(d)(2) (for purposes of the compensation committee) or the Nasdaq Rules 5605(e)(1)(B) (for purposes of the nominating committee) on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Act. Accordingly, we are permitted to phase in the compensation committee and nominating committee composition requirements as follows: (1) one member must satisfy the independence requirement at the time of listing; (2) a majority of members must satisfy the independence requirement within 90 days of listing; and (3) all members must satisfy the independence requirement within one year of listing. Furthermore, our listing in connection with our initial public offering shall have 12 months from the date of listing to comply with the majority independent board requirement in the Nasdaq Rule 5605(b). The foregoing is referred to herein as the “Independence Composition Requirements.”
Upon consummation of this offering, our board of directors will consist of eight individuals. Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Barbara Chaffee, Mark Holman, David Bratton, [•] and [•] do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, the listing standards of Nasdaq and NI 52-110. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with the Parent, VersaBank and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of shares of Common Stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Committees of the Board of Directors
Our board of directors will establish, effective immediately prior to the effectiveness of the registration statement of which this prospectus/circular forms a part, an audit committee and a nominating, governance and compensation committee. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.
Audit Committee
Our board of directors will establish, effective immediately prior to the effectiveness of the registration statement of which this prospectus/circular forms a part, an audit committee that is responsible for, among other matters, (1) appointing, compensating, retaining, evaluating, terminating and overseeing our

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independent registered public accounting firm, (2) discussing with our independent registered public accounting firm its independence from us, (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements, (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC, (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.
Our audit committee will consist of Susan McGovern, [•] and [•], with [•] serving as chair. Rule 10A-3 of the Exchange Act, the Nasdaq rules and NI 52-110 require us to have one independent audit committee member upon the listing of our common stock on the Nasdaq and the TSX, a majority of independent directors within 90 days of the date of listing, and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that [•] is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations. Each member of the audit committee is also “financially literate” as defined under NI 52-110. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors will adopt, effective immediately prior to the effectiveness of the registration statement of which this prospectus/circular forms a part, a written charter for the audit committee, which will be available on our website upon the completion of the Reorganization.
Compensation and Nomination Committee
The functions of the Compensation and Nomination committee include, among other things:
(1)
reviewing officer and executive compensation goals, policies, plans and programs;

(2)
reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers,

(3)
reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and other similar arrangements between us and our officers and other key executives;

(4)
appointing and overseeing any compensation consultants;

(5)
reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;

(6)
administering our equity incentive plans, to the extent such authority is delegated by our board of directors;

(7)
identifying individuals qualified to become members of our board of directors, consistent with the terms of our Proposed Charter and criteria approved by our board of directors;

(8)
overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently;

(9)
developing and recommending to our board of directors a set of corporate governance guidelines and principles; and

(10)
reviewing and discussing with management disclosure of the Company’s corporate governance practices.

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Our Compensation and Nomination committee will consist of David Bratton, Barbara Chaffee, and Mark Holman with David Bratton serving as chair. The composition of our Compensation and Nomination committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq. Each member of the Compensation and Nomination committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. We believe that the composition and functioning of our Compensation and Nomination committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors will adopt, effective immediately prior to the effectiveness of the registration statement of which this prospectus/circular forms a part, a written charter for the committee, which will be available on our website upon the completion of the Reorganization.
Role of the Board of Directors in Risk Oversight
One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements and review with our independent auditors the adequacy and effectiveness of our internal controls over financial reporting. Our nominating, governance and compensation committee will be responsible for periodically evaluating our corporate governance policies and system in light of the governance risks that we face and the adequacy of our policies and procedures designed to address such risks, as well as assessing and monitoring whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on us.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Limitation of Liability and Indemnification of Directors and Officers
Our Proposed Charter will provide that to the fullest extent permitted by the DGCL, each of our directors and officers shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty owed to us or our stockholders. Also, our Proposed Bylaws will provide that we shall, subject to certain exceptions, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was our director or officer or, while our director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such Covered Person. For further information, see the section entitled “Management — Indemnification of Officers and Directors.” We intend to enter into customary indemnification agreements with each of our officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.
Code of Business Conduct and Ethics
Our board of directors will adopt a general code of ethics that applies to all of our employees, officers and directors effective immediately prior to the effectiveness of the registration statement of which this

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prospectus/circular forms a part, which will be available on our website upon the completion of this offering. We intend to disclose future amendments to certain provisions of our codes of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or otherwise as required by applicable law. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus/circular.
Corporate Governance Guidelines
Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board, chief executive officer and presiding director, meeting of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. While we currently have no gender diversity policies or targets established for our board of directors and senior management positions, we intend to adopt a policy similar to VersaBank’s Diversity Policy in order to comply with Canadian Securities Law, including the disclosure requirements of Form 58-101F1 — Corporate Governance Disclosure. For more information on VersaBank’s Diversity Policy, see “Management of VersaBank — Diversity on the Board and in Senior Management Positions.” A copy of our corporate governance guidelines will be posted on our website.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Aggregate Indebtedness Outstanding
The table below shows the aggregate indebtedness to VersaBank or its subsidiaries of all officers, directors, employees and former officers, directors and employees as of February 28, 2025.
Aggregate Indebtedness ($)
Purpose	To VersaBank or its subsidiaries	To another entity
Share purchases	1,537,667	—
Other	6,166,980	—
Indebtedness of Directors and Executive Officers
Name and principal position	Involvement of VersaBank	Largest amount outstanding during Fiscal 2024 ($)	Amount outstanding as at February 28, 2025 ($)	Financially assisted securities purchases during Fiscal 2023 (#)	Security for indebtedness	Amount forgiven during Fiscal 2024 ($)
Securities purchase programs
President & CEO	Bank as Lender	1,500,000	1,500,000	—	N/A	—
Jonathan Taylor Chief Human Resources Officer	Bank as Lender	37,667	37,667	—	N/A	—
Other programs
David Taylor (Avstar Inc.) President	Bank as Lender	3,600,000	3,600,000	—	N/A	—
Tammie Ashton Executive Vice President	Bank as Lender	194,265	188,603	—	N/A	—
Brent Hodge SVP, General Counsel & Corporate Secretary	Bank as Lender	25,533	165,384	—	N/A	—
Saad Inam Chief Credit Officer	Bank as Lender	109,032	93,162	—	N/A	—

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INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth herein, VersaBank is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, nominee for election as a director or any VersaBank shareholder holding more than 10% of the voting rights attached to VersaBank shares, or an associate or affiliate of any of the foregoing, in any transaction in the preceding three fiscal years or any proposed or ongoing transaction of VersaBank which has affected, or will affect, VersaBank or any of its subsidiaries materially.

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INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE REORGANIZATION
Other than as set forth herein, the management of VersaBank is not aware of any material interests, direct or indirect, by way of beneficial ownership or otherwise, of any director or executive officer of VersaBank or anyone who has held office as such since the beginning of VersaBank’s last fiscal year, or any associate or affiliate of the foregoing, in the Reorganization.

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EXECUTIVE COMPENSATION
References in this “Executive Compensation” section to the “Company,” “we,” “us,” “our” and other similar terms refer to VersaBank, before giving effect to the Reorganization, and VersaB Corp, after giving effect to the Reorganization, as the context requires.
VersaBank’s named executive officers (“NEOs”) for its fiscal year ended October 31, 2024 are as follows:
•
Susan McGovern, Director and Interim Chief Executive Officer (“Interim CEO”);(1)

•
David Taylor, Founder, President and Former Chief Executive Officer;(1)

•
Shawn Clarke, Chief Operating Officer, VersaBank USA and;

•
John Asma, Chief Financial Officer, VersaBank.

(1)
Mr. Taylor served as our President and Chief Executive Officer until June 5, 2025, at which time he assumed the role of President and Ms. McGovern commenced serving as our Interim CEO.

As a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to smaller reporting companies.
Summary Compensation Table
The following table presents all of the compensation awarded to, earned by or paid to our NEOs for the fiscal years ended October 31, 2025 and October 31, 2024. Ms. McGovern, who served as our Interim CEO during a portion of fiscal 2025, did not receive any additional compensation for her service in such role, other than as described under the “Director Compensation” section below.
Amounts in the table have been converted from CAD to USD using a conversion spot rate of 1.385 CAD : 1 USD based on exchange information provided by the Bank of Canada.
Name and Principal Position	Year	Salary ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation(4)	Total
David Taylor(1) Founder, President & CEO, VersaBank	2025	[•]	[•]	[•]	[•]	[•]	[•]
	2024	563,200	—	—	1,346,100	338,800	2,248,100
Shawn Clarke Chief Operating Officer, VersaBank USA	2025	[•]	[•]	—	[•]		[•]
	2024	274,400	28,500	—	345,600	124,300	772,800
John Asma Chief Financial Officer, VersaBank	2025	[•]	[•]	[•]	[•]		[•]
	2024	267,100	28,500	—	290,000	118,200	703,800

(1)
Mr. Taylor ceased serving as our Chief Executive Officer on June 5, 2025, at which time he assumed the role of President.

(2)
Represents amounts earned under our short-term incentive award program for the applicable fiscal year, as described below under “Elements of our Executive Compensation Program — Short-term (Annual) Incentive Awards”.

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(3)
Amounts include, in respect of fiscal 2025 compensation (i) pension supplements paid to Messrs. Taylor, Clarke and Asma in the amounts of $[•], $[•] and $[•], respectively, (ii) reimbursements to Messrs. Taylor, Clarke and Asma for shares purchased pursuant to our Executive Share Award Program (“ESAP”) (as described below under “Elements of our Executive Compensation Program — Long-Term Incentive Awards”), in the amounts of $[•], $[•] and $[•], respectively, (iii) vehicle allowance paid to Messrs. Taylor, Clarke and Asma in the amounts of $[•], $[•] and $[•], respectively, (iv) airplane allowance paid to Mr. Taylor in the amount of $[•] and (v) life insurance allowance paid to Mr. Taylor in the amount of $[•].

Elements of our Executive Compensation Program
For the year ended October 31, 2025, the compensation for our NEOs generally consisted of a base salary, cash bonuses, long-term incentive awards and pension supplements paid as applicable. These elements, and the amounts of compensation and benefits under each element, were selected because we believe they are necessary to help us attract and retain executive talent which is fundamental to our success. As a general matter, references to our NEOs in this section do not include Ms. McGovern, whose compensation for fiscal 2025 is described under “Director Compensation” below. In addition, no adjustments were made to Mr. Taylor’s compensation arrangements during fiscal 2025 in connection with his transition to the role of President.
Below is a more detailed summary of the current executive compensation program as it relates to our NEOs.
Base Salary
Our NEOs are paid a base salary that is commensurate with each executive’s position and level of responsibility within the Bank. The actual base salary paid is determined with consideration to past and current performance, internal equity, salaries paid at the comparable companies, salary surveys and the potential impact of the position on the Bank’s performance. For fiscal 2025, the annual base salaries for our NEOs were: Mr. Taylor, $[•]; Mr. Clarke, $[•]; and Mr. Asma $[•].
Short-term (Annual) Incentive Awards
Our NEOs are eligible to participate in the Bank’s short-term incentive award program. The key goals of the short-term incentive award program are to align executive efforts to achieve the objectives set out in the Bank’s business plan, to encourage the effective management of risk, to pay for performance, and to encourage teamwork.
Factors considered in determining whether and in what amount short-term incentive awards are paid to our NEOs (other than Mr. Taylor) include: (i) individual results against the predetermined performance objectives; (ii) the executive’s business unit results and (iii) the Bank’s overall results. For our NEOs (other than Mr. Taylor), individual performance objectives that reflect the executive’s key responsibility areas are set at the beginning of each fiscal year and are intended to align executive efforts with the business, financial, risk management and strategic objectives of the Bank as set out in its business plan. Periodically throughout the year, the performance objectives are re-visited to monitor results to date, and to determine if the stated objectives require modification based on factors that may include a change in job responsibilities or a change in business priorities. At the end of each fiscal year, the actual results achieved by the executive, their business unit and the Bank are reviewed, and any extenuating circumstances are considered. The HR Committee reviews and recommends to the Board for approval of the annual short-term incentive award pool for the NEOs other than Mr. Taylor. The final decision on allocating short-term incentive award payments form the approved award pool among the NEOs (other than Mr. Taylor) is made by Mr. Taylor. The HR Committee reviews Mr. Taylor’s decisions after the fact.
With respect to Mr. Taylor, performance measurements derived from the Board-approved business plan for his short-term incentive award are approved by the HR Committee at the beginning of each fiscal year. At the end of the fiscal year, a determination is made by the Board on the advice of the HR Committee as to the amount of any short-term incentive award payable to Mr. Taylor in respect of such fiscal year. In determining the amount of short-term incentive award (if any), the Board has discretion to consider subjective

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measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also consider any extraordinary circumstances.
For fiscal 2025, Mr. Taylor’s key performance measures were established in three main categories. Under the performance objectives, financial metrics related to shareholder value have been attributed a 70% weighting in the assessment, financial metrics related to operational results have been attributed a 20% weighting and the remaining 10% was attributed to individual performance in key management areas that have significant impact on the Bank’s results, including (i) the development/execution of strategic vision, (ii) communication and (iii) leadership development. The financial metrics used to determine Mr. Taylor’s performance as it relates to shareholder value and operational results are key business targets derivable directly from the Bank’s fiscal 2025 business plan. The financial metrics used to determine Ms. McGovern’s performance are the extent to which the Bank met its business plan objectives.
For fiscal 2025, the target annual incentive award for Mr. Taylor was 85% of base salary, with a maximum cap of 135% of base salary, and the target annual incentive awards for Messrs. Clarke and Asma were [•]% and [•]% of the executive’s base salary, respectively, with a maximum cap of [•]% and [•]% of base salary, respectively. Based on achievement of the performance objectives in fiscal 2025, annual short-term incentive award payouts to our NEOs were as follows: Mr. Taylor, $[•]; Mr. Clarke, $[•]; and Mr. Asma, $[•].
Long-term Incentive Awards
Under the Bank’s long-term incentive award program, during fiscal 2025, our NEOs (other than Mr. Taylor) participated in the Bank’s ESAP, and Mr. Taylor participated in the Chief Executive Officer Share Purchase Program (“CEOSPP”). Each of these programs is discussed in greater detail below.
Executive Share Award Program
The Bank’s NEOs (other than Mr. Taylor) are eligible to participate in the ESAP. The objective of the ESAP is to encourage ownership of the Bank’s securities and to provide a long-term incentive that aligns the participant’s interests with those of shareholders. At the end of each fiscal year, Mr. Taylor determines the amount to be awarded to each participant as long-term incentive. Such award will be determined by considering the results of the Bank achieved relative to its long-term targets in the previous fiscal year and the results the participant obtained relative to his or her long-term incentive objectives. The participant will purchase a number of shares equal to his or her share award on the open market and will be fully reimbursed for the cost of such shares. All shares purchased under the ESAP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing. Additionally, the shares may be sold in the event of the participant’s death, retirement, resignation or termination. Reimbursement amounts paid to participants under the ESAP are a taxable benefit.
For fiscal 2025, the long-term incentive awards for Messrs. Clarke and Asma were $[•] and $[•], respectively, resulting in a number of shares purchased equal to [•] shares and [•] shares, respectively.
Chief Executive Officer Share Purchase Program
The objective of the CEOSPP is to encourage Mr. Taylor’s ownership of the Bank’s securities, and to provide a long-term incentive that aligns Mr. Taylor’s interests with those of shareholders. Under the CEO Compensation Policy and Procedures, performance measurements for the long-term incentive award are approved by the HR Committee at the beginning of each fiscal year and each performance measure is assigned a weighting to reflect its relative importance to the Bank’s long-term success. At the end of each fiscal year, the Board, on the advice of the HR Committee, will determine the amount to be awarded to Mr. Taylor as a long-term incentive. Such award will be determined by considering the results the Bank achieved relative to the performance measurements in respect of such fiscal year. In making this determination, the Board has discretion to adjust the long-term incentive award payable to Mr. Taylor on the basis of subjective measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also take in to account any extraordinary circumstances. Mr. Taylor will purchase a number of shares equal to his share award on the open market and will be reimbursed for the full cost of such shares. All shares purchased under the CEOSPP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing.

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Additionally, such shares may be sold in the event of death, retirement, resignation or termination. Reimbursement amounts paid to Mr. Taylor under the CEOSPP are a taxable benefit.
For fiscal 2025, the long-term incentive award for Mr. Taylor was $[•], resulting in a number of shares purchased equal to [•] shares.
Retirement Benefits — Pension Supplement
Although the Bank does not have a formal pension plan, all employees of the Bank, including our NEOs, are eligible to receive an annual cash payment in lieu of pension contributions. A pension supplement is considered a normal component of a competitive executive compensation arrangement. The pension supplement payment calculation for our NEOs is based on a variety of factors, which may include age, life expectancy, current interest rates and inflation rates. The pension supplement amounts paid to each of our NEOs in the previous fiscal year is described in the notes to the “Summary Compensation Table” above.
Employment Agreements and Severance and Change in Control Arrangements
Each of our NEOs entered into an employment agreement with the Bank. Each such employment agreement provides for an annual salary, eligibility for short-term incentive awards, eligibility for annual long-term incentive awards, retirement and other benefits and termination-related payments, as described below.
David Taylor
We entered into an Executive Employment Agreement with Mr. Taylor on June 16, 2025, which provides for Mr. Taylor’s service as our Chairman and Chief Executive Officer for an indefinite term. Under the agreement, Mr. Taylor will receive an annual base salary of $[•] (which may be revised each year by the Board but not to an amount less than $750,000) and will be entitled to an annual payment derived in accordance with our pension supplement plan and short term and long-term incentive awards program (each as described above). In addition, Mr. Taylor is entitled to participate in our group insurance benefit plans, with additional life and disability insurance coverage under individual policies for which we pay the premiums, and receives certain fringe benefits, such as reimbursements for the costs of an annual medical examination and executive health membership and maintenance of a pilot’s license (provided that Mr. Taylor will reimburse us for each hour flown on a designated aircraft for personal use).
In the event that Mr. Taylor’s employment with the Bank is terminated by the Bank without cause (as defined in his employment agreement), he will receive a lump sum payment in an amount equal to 24 months total compensation less any withholding taxes and other required deductions and we will continue to pay premiums to provide for all group insurance benefit plans and any other benefit and/or perquisite provided under the agreement for a twenty-four month period following such termination of employment. Such total compensation includes Mr. Taylor’s annual salary and allowances, incentive awards and pension supplement. In addition, all options to purchase shares of the Bank granted under the Stock Option Plan held by Mr. Taylor will become exercisable on the date of termination and expire on the earlier of the original expiry date of the options or two years after the termination date. Alternatively, at Mr. Taylor’s discretion, these options will be repurchased by the Bank at a price calculated as the difference between the option exercise price and the closing price of the shares immediately prior to the termination date. In the event of a change in control (as defined in his employment agreement), merger or liquidation or in the event our normal operations are changed in such a manner as to eliminated or significantly change his services or position (in each case other than in connection with an internal reorganization), then Mr. Taylor will be deemed to have terminated employment for purposes of the payments described in this paragraph, and in the case of a change in control, all such payments will be made a in a lump sum.
Mr. Taylor may also voluntarily retire from his employment by providing us with at least 60 days’ written notice, in which case he will receive, in addition to certain accrued benefits but subject to his execution of a release of claims, a retirement allowance of $722,000, payable as salary continuance.
Pursuant to his employment agreement, Mr. Taylor is also subject to certain restrictive covenants, including a 12-month post-employment non-solicitation of employees, customers, prospective customers or suppliers restriction following a termination of employment for any reason.

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Shawn Clarke
We entered into an Executive Employment Agreement with Mr. Clarke on December 19, 2019, which provides for Mr. Clarke’s service as our Chief Operating Officer for an indefinite term. Under the agreement, Mr. Clarke will receive an annual base salary of $274,400 and will be entitled to an annual payment derived in accordance with our pension supplement plan and short term and long-term incentive awards program. In addition, Mr. Clarke is entitled to participate in our group insurance benefit plans, with additional life and disability insurance coverage under individual policies for which we pay our share of the premiums.
In the event that Mr. Clarke’s employment with the Bank is terminated by the Bank without cause (as defined in his employment agreement), he will receive an amount, at the Bank’s discretion, in salary continuation or in a lump sum, equal to one month’s total compensation for each completed year of service, with a minimum of 14-months and a maximum of 24-months of total compensation, less any withholding taxes and other required deductions. Such total compensation includes Mr. Clarke’s then current base salary, an amount equal to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and all allowances paid. We will continue to pay our share of the premiums to provide for our group insurance benefit plans, excluding group life insurance, AD&D, short-term benefits and long-term disability benefits, for the number of months the severance is measured against following such termination of employment. In addition, all options to purchase shares of the Bank granted under the Stock Option Plan held by Mr. Clarke will become exercisable on the date of termination and expire on the earlier of the original expiry date of the options or two years after the termination date. Alternatively, at Mr. Clarke’s discretion, these options will be repurchased by the Bank at a price calculated as the difference between the option exercise price and the closing price of the shares immediately prior to the termination date.
Mr. Clarke may also voluntarily retire from his employment by providing us with at least 30 days’ written notice, in which case he will receive certain accrued benefits but subject to his execution of a release of claims.
Pursuant to his employment agreement, Mr. Clarke is also subject to certain restrictive covenants, including a 12-month post-employment non-solicitation of employees following a termination of employment for any reason.
John Asma
We entered into an Executive Employment Agreement with Mr. Asma on October 5, 2023, which provides for Mr. Asma’s service as our Chief Financial Officer, effective as of December 13, 2023, for an indefinite term. Under the agreement, Mr. Asma will receive an annual base salary of $267,100 and will be entitled to an annual payment derived in accordance with our pension supplement plan and short term and long-term incentive awards program. In addition, Mr. Asma is entitled to participate in our group insurance benefit plans, with additional life and disability insurance coverage under individual policies for which we pay our share of the premiums.
In the event that Mr. Asma’s employment with the Bank is terminated by the Bank without cause (as defined in his employment agreement), he will receive an amount, at the Bank’s discretion, in salary continuation or in a lump sum, equal to one month’s total compensation for each completed year of service, with a maximum of 24-months of total compensation, less any withholding taxes and other required deductions. Such total compensation includes Mr. Asma’s then current base salary, an amount equal to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and all allowances paid. We will continue to pay our share of the premiums to provide for our group insurance benefit plans, excluding group life insurance, AD&D, short-term benefits and long-term disability benefits, for the number of months the severance is measured against following such termination of employment. In addition, all options to purchase shares of the Bank granted under the Stock Option Plan held by Mr. Asma will become exercisable on the date of termination and expire on the earlier of the original expiry date of the options or two years after the termination date. Alternatively, at Mr. Asma’s discretion, these options will be repurchased by the Bank at a price calculated as the difference between the option exercise price and the closing price of the shares immediately prior to the termination date.
Mr. Asma may also voluntarily retire from his employment by providing us with at least 30 days’ written notice, in which case he will receive certain accrued benefits but subject to his execution of a release of claims.

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Pursuant to his employment agreement, Mr. Asma is also subject to certain restrictive covenants, including a 12-month post-employment non-solicitation of employees following a termination of employment for any reason.
Stock Option Plan
The Stock Option Plan allows for a variety of equity based awards that provide different types of incentives to be granted to certain of VersaBank’s officers, employees and consultants (in the case of options (“Options”), performance share units (“PSUs”) and restricted share units (“RSUs”)) and non-employee directors (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive shares of VersaBank, or in the case of PSUs, RSUs and DSUs, shares of VersaBank or cash, in accordance with the terms of the Stock Option Plan. The following discussion is qualified in its entirety by the text of the Stock Option Plan.
Under the terms of the Stock Option Plan, VersaBank’s board of directors, or if VersaBank’s board of directors by resolution so decides, a committee of VersaBank’s board of directors and/or any member of VersaBank’s board of directors, may grant Awards to eligible participants, as applicable. Participation in the Stock Option Plan is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.
The Stock Option Plan provides that appropriate adjustments, if any, will be made by VersaBank’s board of directors in connection with a reclassification, reorganization or other change of VersaBank’s shares, share split or consolidation, distribution, merger or amalgamation, in the shares of VersaBank issuable or amounts payable to preclude a dilution or enlargement of the benefits under the Stock Option Plan.
The maximum number of VersaBank shares reserved for issuance, in the aggregate, under the Stock Option Plan or pursuant to awards under any other established share compensation arrangement, cannot exceed 10% of the aggregate number of VersaBank shares issued and outstanding from time to time. As of the date of this prospectus/circular, there are [•] shares of VersaBank issued and outstanding, and VersaBank has options outstanding under the Stock Option Plan to purchase up to [•] common shares (representing approximately [•]% of the current issued and outstanding shares of VersaBank), leaving unallocated options with respect to an aggregate of [•] VersaBank shares available for future grants (representing approximately [•]% of the outstanding shares of VersaBank), based on the number of currently outstanding shares of VersaBank. For the purposes of calculating the maximum number of VersaBank shares reserved for issuance under the Stock Option Plan, any issuance from treasury by VersaBank that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of VersaBank shall not be included. All of the shares of VersaBank covered by the exercised, cancelled or terminated Awards automatically become available shares of VersaBank for the purposes of Awards that may be subsequently granted under the Stock Option Plan. As a result, the Stock Option Plan is considered an “evergreen” plan, which requires shareholder approval every three years pursuant to the rules of the TSX. The Stock Option Plan was last approved by VersaBank shareholders at the Annual and Special Meeting of Shareholders held on April 17, 2024.
The maximum number of VersaBank shares that may be: (i) issued to insiders of VersaBank within any one-year period, and (ii) issuable to insiders of VersaBank at any time, in each case, under the Stock Option Plan alone, or when combined with all of VersaBank’s other security-based compensation arrangements, cannot exceed 10% of the aggregate number of VersaBank shares issued and outstanding from time to time, determined on a non-diluted basis. The Stock Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Stock Option Plan or any other share compensation arrangement (expressed as a percentage or otherwise).
An Option shall be exercisable during a period established by VersaBank’s board of directors which shall commence on the date of the grant and shall terminate no later than ten years after the date of the

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granting of the Option or such shorter period as VersaBank’s board of directors may determine. The minimum exercise price of an Option will be determined based on the closing price of VersaBank shares on the TSX on the last trading day before the date such Option is granted. The Stock Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the Stock Option Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the Stock Option Plan, including the consent of VersaBank’s board of directors, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant would receive a number of VersaBank shares equal to (a) the number of VersaBank shares underlying the Options multiplied by (b) the market value of the VersaBank shares at such date less the exercise price of such Options, (c) divided by the market value of the VersaBank shares at such date, subject to acceptance by VersaBank’s board of directors and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.
The following table describes the impact of certain events upon the rights of holders of Options under the Stock Option Plan, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement, grant agreement and the change of control provisions described in this prospectus/circular:
Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested Options
Resignation, retirement, and termination other than for cause	Forfeiture of all unvested Options and the earlier of the original expiry date or 90 days after resignation to exercise vested Options or such longer period as VersaBank’s board of directors may determine in its sole discretion
Death or disability	Forfeiture of all unvested Options and the earlier of the original expiry date and 12 months after date of death or disability to exercise vested Options or such longer period as VersaBank’s board of directors may determine in its sole discretion
The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement. The impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or disability, will be set out in the participant’s grant agreement. For each PSU awarded under the Stock Option Plan, VersaBank’s board of directors will establish (i) the applicable performance criteria and other vesting conditions, and (ii) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive VersaBank shares in exchange for their PSUs. Subject to the provisions of any award agreement and the provisions of the Stock Option Plan, all vested RSUs and PSUs will be settled as soon as practicable following the date on which VersaBank’s board of directors determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (i) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by VersaBank on the participant’s behalf on the open market, or (ii) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of VersaBank shares from treasury.
Non-employee directors may elect to receive all or a portion of their annual retainer fees in the form of a grant of DSUs in each fiscal year. The number of DSUs is calculated as the amount of the non-employee director’s annual retainer fee elected to be paid in DSUs divided by the market value (as defined in the Stock Option Plan). Each non-employee director is entitled to redeem their DSUs during the period commencing on the business day immediately following their termination date and ending on the date that

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is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.
Pursuant to the Stock Option Plan, when dividends (other than stock dividends) are paid on VersaBank shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by VersaBank on each share of VersaBank, and dividing the result by the market value (as defined in the Stock Option Plan) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.
In connection with a change of control of VersaBank, VersaBank’s board of directors will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that VersaBank’s board of directors may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than VersaBank); or (ii) VersaBank has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause during the 12 month period following a change of control, or after VersaBank has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards (based on the performance achieved up to the termination date in respect of PSUs) will immediately vest and may be exercised within 30 days of such date.
VersaBank’s board of directors may, in its sole discretion, suspend or terminate the Stock Option Plan at any time, or from time to time, amend, revise or discontinue the terms and conditions of the Stock Option Plan or of any securities granted under the Stock Option Plan and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the Stock Option Plan or as required by applicable laws.
VersaBank’s board of directors may amend the Stock Option Plan or any securities granted under the Stock Option Plan at any time without the consent of a participant provided that such amendment shall: (i) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the Stock Option Plan or upon the consent of the applicable participant(s); and (ii) be in compliance with applicable law and with prior approval if required, of the shareholders of VersaBank and of the TSX or any other stock exchange upon which VersaBank has applied to lists its shares, provided however that shareholder approval shall not be required for the following amendments and VersaBank’s Board may make any changes which may include but are not limited to:
•
any amendment to the vesting provisions of the Stock Option Plan and any Award granted under the Stock Option Plan;

•
any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;

•
any amendment which accelerates the date on which any Award may be exercised under the Stock Option Plan;

•
any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;

•
any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Stock Option Plan, correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan, correct any grammatical or typographical errors or amend the definitions in the Stock Option Plan;

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•
any amendment regarding the administration of the Stock Option Plan; and

•
any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or the applicable rules of the TSX or any other stock exchange upon which VersaBank has applied to list its shares.

Provided that the alteration, amendment or variance does not:
•
increase the maximum number of VersaBank shares issuable under the Stock Option Plan, other than an adjustment pursuant to a change in capitalization;

•
reduce the exercise price of Awards benefitting including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;

•
extend expiration date of an Award, except in the case of an extension due to black-out period;

•
remove or exceed the insider participation limits;

•
amend the transfer provisions of the Awards;

•
amend the definition of eligible participant that would permit the issuance of Options, RSUs or PSUs to non-employee directors; or

•
amend the amendment provisions of the Stock Option Plan.

Securities Authorized for Issuance Under Equity Compensation Plans
Equity Compensation Plan Information
The following table lists the number of shares to be issued upon the exercise of outstanding stock options, the weighted-average exercise price of the outstanding stock options, and the number of shares remaining for future issuance under equity compensation plans of the Bank as at October 31, 2025. No preferred shares of the Bank are issuable pursuant to any of the Bank’s equity compensation plans.
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	[•](1)	[•]	[•](2)
Equity compensation plans not approved by shareholders	[n/a]	[n/a]	[n/a]
Total	[•]	[•]	[•]

(1)
This figure is as of October 31, 2025 and represents [•]% of the issued and outstanding shares as of such date.

(2)
The maximum number of options available for issuance under the [Stock Option Plan] is a rolling [10]% of issued and outstanding Shares. As of October 31, 2025, options to acquire [•] shares is the maximum number of options that could be outstanding under the [Stock Option Plan].

Burn Rate
	[Stock Option Plan] ($)
	2025	2024	2023
Burn Rate(1)	[•]	0%	0.006%

(1)
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding shares at the end of the fiscal year.

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Outstanding Equity Awards at Fiscal Year-End
The following table presents information regarding outstanding equity awards held by our NEOs as of October 31, 2025. Messrs. Taylor and Asma and Ms. McGovern did not hold any such awards as of October 31, 2025.
Options Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Shawn Clarke	[•]	[•]	[•]	December 31, 2026
John Asma	[•]	[•]	[•]	—

(1)
These stock options are fully vested and exercisable.

Director Compensation
The following table sets forth information for individuals who served on our board of directors during fiscal year 2025 and who earned compensation for their service in respect of such fiscal year. Mr. Taylor, our President and former Chief Executive Officer, did not receive additional compensation for his service as a director in fiscal 2025, and therefore is not included in the table below. All compensation paid to Mr. Taylor is reported above under the caption “Summary Compensation Table.”
Amounts in the table have been converted from CAD to USD using a conversion spot rate of 1.385 CAD:1 USD, based on exchange information provided by the Bank of Canada.
Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Gabrielle Bochynek	[•]	[•]	[•]	[•]	[•]	[•]
Robbert-Jan Brabander	[•]	[•]	[•]	[•]	[•]	[•]
David Bratton	[•]	[•]	[•]	[•]	[•]	[•]
Hon. Thomas Hockin(1)	[•]	[•]	[•]	[•]	[•]	[•]
Peter Irwin	[•]	[•]	[•]	[•]	[•]	[•]
Richard Jankura	[•]	[•]	[•]	[•]	[•]	[•]
Arthur Linton	[•]	[•]	[•]	[•]	[•]	[•]
Susan McGovern(2)	[•]	[•]	[•]	[•]	[•]	[•]
Frank Newbould(3)	[•]	[•]	[•]	[•]	[•]	[•]
Paul Oliver	[•]	[•]	[•]	[•]	[•]	[•]

(1)
Mr. Hockin served as Chair of the VersaBank Board until April 24, 2025. Since April 24, 2025, Mr. Hockin serves as Director Emeritus of VersaHoldings US Corp.

(2)
Ms. McGovern was paid a monthly stipend of $[•] for service in her role as Interim CEO.

(3)
Mr. Newbould commenced service as Chair of the VersaBank Board on April 24, 2025.

(4)
This amount includes $[•] reimbursement pursuant to the Director Share Purchase Program (“DSPP”), as described below.

(5)
Mr. Hockin is paid a monthly retainer fee of $[•] for his role of Director Emeritus of VersaHoldings US Corp.

In fiscal 2025, non-management directors were compensated for acting as directors of the Bank through a combination of methods of retainers, excess meeting fees, travel time and the DSPP. In addition,

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for fiscal 2025, the DSPP provided that non-management directors of the Bank were eligible for reimbursement for the purchase of shares of the Bank. Reimbursement under the DSPP is equal to 50% for shares of the Bank purchased on the open market, up to a total annual maximum reimbursement amount of $[•]. All securities purchased under the DSPP are required to be held for a minimum of one year from the date of purchase.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus/circular, we describe below transactions since November 1, 2022, and each currently proposed transaction in which:
•
we have been or will be a participant;

•
the amounts involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of any class of our capital stock had or will have a director or indirect material interest.

Other than the employment arrangements with our named executive officers, the issuances of equity awards to our NEOs and directors, there were no related party transactions during the years ended December 31, 2025 and 2024.
Indemnification Agreements
In connection with the Reorganization, we expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management — Indemnification of Officers and Directors”.
Policies and Procedures for Related Party Transactions
We have adopted a written [Related Party Transaction Policy (the “Related Party Transaction Policy”)], which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our HR Committee. In accordance with the [Related Party Transaction Policy], our HR Committee has overall responsibility for implementation of and compliance with the Related Party Transaction Policy.
For purposes of the Related Party Transaction Policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the Related Party Transaction Policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.
The Related Party Transaction Policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our HR Committee for consideration at its next meeting. Under the Related Party Transaction Policy, our HR Committee may approve only those related person transactions that are in, or not inconsistent with, the best interests of the Company. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the Related Party Transaction Policy and that is ongoing or is completed, the transaction will be submitted to the HR Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
MARKET AND DIVIDEND INFORMATION
Market Information
VersaBank’s shares are currently listed on the Nasdaq and the TSX under the symbol “VBNK”. As of October 31, 2025, the market value of VersaBank’s shares on the Nasdaq and the TSX were $[•] and C$[•]. The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
Historical market price information for the Parent’s shares is not provided because the Parent was incorporated solely to facilitate the Reorganization, and there is no public market for the Parent’s capital stock.
Market Price and Trading Volume of VersaBank Shares
VersaBank shares are listed on the TSX and the Nasdaq under the symbol “VBNK”. The following table sets forth the market price ranges and trading volumes on the TSX on a monthly basis for the period from February 2025 to February 2026.
Month	High Price (C$)	Low Price (C$)	Closing Price (C$)	Volume
February 2025	20.72	17.64	18.17	518,700
March 2025	18.06	14.00	14.83	949,700
April 2025	16.21	12.18	15.29	776,800
May 2025	16.56	15.13	15.80	347,100
June 2025	16.27	14.18	15.59	590,800
July 2025	16.46	15.43	16.44	309,900
August 2025	16.24	13.92	14.98	626,700
September 2025	17.95	14.86	17.00	601,300
October 2025	17.67	16.31	16.74	510,900
November 2025	17.91	15.80	16.54	352,700
December 2025	[•]	[•]	[•]	[•]
January 2026	[•]	[•]	[•]	[•]
February 2026 (through February , 2026)	[•]	[•]	[•]	[•]
The following table sets forth the market price ranges and trading volumes on the Nasdaq on a monthly basis for the period from February 2025 to February 2026:
Month	High Price (USD$)	Low Price (USD$)	Closing Price (USD$)	Volume
February 2025	14.46	12.36	12.49	1,574,500
March 2025	12.61	9.76	10.36	2,580,000
April 2025	11.65	8.51	11.08	2,093,800
May 2025	12.00	10.95	11.64	578,300
June 2025	11.83	10.37	11.40	1,674,300
July 2025	11.94	11.27	11.82	882,700
August 2025	11.79	10.10	10.97	2,236,799

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Month	High Price (USD$)	Low Price (USD$)	Closing Price (USD$)	Volume
September 2025	13.01	10.85	12.21	1,735,800
October 2025	12.69	11.67	1187	1,435,100
November 2025	12.67	11.25	1210	708,300
December 2025	[•]	[•]	[•]	[•]
January 2026	[•]	[•]	[•]	[•]
February 2026 (through February , 2026)	[•]	[•]	[•]	[•]
Options to Purchase Shares
The following table sets forth the aggregate and outstanding number of options to purchase Parent shares upon completion of the Reorganization, including after giving effect to the amendment to VersaBank’s Stock Option Plan, such that VersaBank’s option holders will have the right to acquire shares of the Parent upon exercise of their options instead of shares of VersaBank:
Category	Number of Options to Acquire Parent Shares(1)	Exercise Price (C$)(2)
All of our executive officers and past executive officers, as a group ([•] in total)
All of our directors and past directors who are not also executive officers, as a group ([•] in total)
All of our other employees and past employees, as a group ([•] in total)
All of our consultants, as a group ([•] in total)
Total
For a description of our equity-based incentive compensation plans, see “Executive Compensation — [•]”.
Prior Sales
The following table summarizes the issuance of VersaBank shares and securities that are convertible or exchangeable into VersaBank shares in the twelve-month period preceding the date of this prospectus/circular.
Date of Issuance	Type of Security	Number of Securities Issued	Issuance/ Exercise Price per Security
February 1, 2025 to February , 2026	Deferred Share Units(1)
February 1, 2025 to February , 2026	Restricted Share Units(1)
February 1, 2025 to February , 2026	Performance Share Units(1)
February 1, 2025 to February , 2026	Common Shares(2)
February 1, 2025 to February , 2026	Stock Options(1)

(1)
Issued pursuant to VersaBank’s long-term incentive plan.

(2)
Issued in connection with           .

Holders
As of [•], 2026, there were [•] holders of record of VersaBank’s common shares. Existing holders of VersaBank shares will hold an equivalent number of shares of the Parent upon the consummation of the Reorganization. For more information, see “The Reorganization Proposal” and “Beneficial Ownership of Capital Stock”.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Dividends
During the fiscal years ended October 31, 2023, 2024 and 2025, VersaBank paid a quarterly dividend at C$0.025 per common share. Upon consummation of the Reorganization, the Company expects to continue paying comparable quarterly dividends on the last day of January, April, July and October of each year. However, there can be no assurance that any future dividend will be paid, and any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on its results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.
The Parent is a holding company and, upon completion of the Reorganization, its principal assets will be its direct ownership of (i) shares of VersaBank, (ii) shares of VersaHoldings US Corp. and (iii) shares of DRTC. As a result, the Parent’s ability to declare and pay dividends to the holders of the Parent’s shares, if the Parent’s board of directors determines to do so, will be subject to the ability of VersaBank, VersaHoldings US Corp. and DRTC to provide distributions to the Parent. Prior to the Reorganization, the Parent did not pay or declare a dividend on its shares of common stock.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
DESCRIPTION OF CAPITAL STOCK
As a result of the Reorganization, existing VersaBank shareholders will become holders of shares of the Parent. Subject to consummation of the Reorganization, the rights of the holders of shares of the Parent will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of the Parent’s securities reflects the anticipated state of affairs upon consummation of the Reorganization. This description is a summary and is not complete. We urge you to read the Proposed Organizational Documents in their entirety, which are attached to this prospectus/circular as Annexes B and C and will take effect upon the consummation of the Reorganization. References in this “Description of Capital Stock” section to the “Company”, “we”, “us”, “our” and other similar terms refer to the Parent.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which will apply so long as the shares of our common stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of our common stock (or then-outstanding number of shares of common stock). These additional shares of common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy context or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Common Stock
The Proposed Charter will authorize the issuance of [•] shares of common stock, par value $0.0001 per share. As of October 31, 2025, and based upon [•] shares of VersaBank issued and outstanding, we would have had [•] shares of common stock issued and outstanding, assuming the Reorganization had been consummated on such date. Unless our board of directors determines otherwise, we will issue all shares of our common stock in uncertificated form.
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.
Holders of shares of common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the common stock as to any such distributions, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our common stock that will be outstanding upon the consummation of the Reorganization will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our common stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Other Provisions
The common stock does not have any preemptive or other subscription rights. There will be no redemption, conversion or sinking fund provisions applicable to the common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Market and Dividend Information”.
Stockholder Meetings
Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president or at the request of holders of a majority of the total voting power of our outstanding shares of common stock. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Corporate Opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Company. Our Proposed Charter provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates, and they may take any such opportunity for themselves or offer it to another person or entity.
Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain Certificate of Incorporation, Bylaws and Statutory Provisions
The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of common stock.
The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of the Parent’s board of directors. These provisions are intended to avoid costly takeover battles,

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
reduce our vulnerability to a hostile or abusive change of control and enhance the ability of the Parent’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of Directors
Our Proposed Organizational Documents will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Proposed Charter will also provide that any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of Directors, Vacancies and Newly Created Directorships
Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of common stock. This requirement of a majority vote to remove directors could enable any holder of a large portion of our total voting power to exercise veto power over or otherwise significantly influence any such removal.
Action by Written Consent
Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon.
Special Meetings of Stockholders
Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the Parent or, at the request of holders of a majority of the total voting power of our outstanding shares of common stock.
Advance Notice Procedures
Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Proposed Bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Proposed Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Parent.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Supermajority Approval Requirements
The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. The Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2∕3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions of our certificate of incorporation, including provisions relating to the size of the board of directors, classification of the board of directors, election and removal of directors, cumulative voting, special meetings, actions by written consent, indemnification and exculpation, waiver of corporate opportunities, jurisdiction and exclusive forum, and business combinations, and to amend, alter, change or repeal the Proposed Bylaws. This requirement of a supermajority vote to approve amendments to the Proposed Organizational Documents could enable a minority of our shareholders to exercise veto power over any such amendments.
Authorized but Unissued Shares
The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq. The existence of authorized but unissued and unreserved common stock could impede or discourage an attempt to obtain control of the Parent by means of a proxy contest, tender offer, merger or otherwise. See “Description of Capital Stock — Authorized but Unissued Capital Stock” above.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Proposed Charter includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, respectively, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Parent and its stockholders, through stockholders’ derivative suits on the Parent’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, respectively, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer if such director or officer has breached their duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director or officer, respectively.
Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Parent and its stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Under our Proposed Charter, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, our Proposed Charter or our Proposed Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Proposed Charter or our Proposed Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Additionally, our Proposed Charter will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our Proposed Charter will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act or the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Majority Voting Policy
We will adopt a majority voting policy for the election of directors, which is applicable at any meeting of shareholders where an uncontested election of directors is held. A director nominee in an uncontested election who receives more “withheld” votes than votes in his or her favor is expected to promptly tender his or her resignation to the Chair of the board of directors for consideration; however, such resignation is not effective until it is accepted by the board of directors. The board of directors will submit the nominee’s resignation to the HR Committee for consideration. The HR Committee will then recommend to the board of directors whether or not to accept the resignation. A director who tenders his or her resignation will not participate in any meetings of the board of directors or the HR Committee to consider whether the resignation shall be accepted. Within 90 days of receiving the final voting results in respect of the uncontested election, the board of directors will issue a press release announcing whether it has accepted the director nominee’s resignation or explaining its reasons for not accepting the resignation; absent extenuating circumstances, the board of directors expects that such resignations will be accepted.
Transfer Agent and Registrar
The primary transfer agent and registrar for the common stock will be Odyssey Trust Company.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Listing
The Parent intends to apply to have its shares listed on the TSX and Nasdaq. Listing of the Parent’s shares is subject to the approval of (i) the TSX in accordance with its original listing requirements and (ii) Nasdaq. Neither TSX nor Nasdaq has conditionally approved the Parent’s applicable listing application and there is no assurance that either TSX or Nasdaq will approve such applicable listing application. Upon completion of the Share Exchange, VersaBank shares will be delisted from the TSX. In addition, following the Reorganization, VersaBank may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its reporting obligations in Canada.
Ratings
On April 7, 2021, VersaBank received an investment-grade Long Term Credit Rating of “A” for VersaBank overall and “A-” for the issue of the NVCC-compliant fixed-to-floating rate subordinated notes up to U.S. $100 million from Egan-Jones Ratings Company, a U.S. Nationally Recognized Statistical Rating Organization and U.S. National Association of Insurance Commissioners recognized Credit Rating Provider. “A” ratings have high level of creditworthiness with low sensitivity to evolving conditions. NVCC compliant means the subordinated notes must include a clause that would require conversion to common equity in the event that OSFI deems the institution to be insolvent or a government is ready to inject a “bail out” payment. An explanation of the categories of each rating as at October 31, 2024, has been obtained from the respective rating agency’s website and more details may be obtained from the relevant rating agency.
A credit rating is not a recommendation to buy, sell, or hold securities, and may be subject to revision or withdrawal at any time by the credit rating agency.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
BENEFICIAL OWNERSHIP OF CAPITAL STOCK
The following tables set forth information regarding (i) the beneficial ownership of VersaBank prior to giving effect to the Reorganization and (ii) the beneficial ownership of the Parent as of January 31, 2026, on a pro forma basis after giving effect to the Reorganization, by:
•
each person or group whom we know to own beneficially more than 5% of such entity’s common equity;

•
each of the Parent’s directors, director nominees and NEOs individually; and

•
all directors and executive officers of the Parent as a group.

The number of VersaBank shares beneficially owned and percentages of beneficial ownership before the Reorganization that are set forth below are based on [•] shares of VersaBank issued and outstanding as of January 31, 2026. The number of Parent shares beneficially owned and percentages of beneficial ownership and voting power after the Reorganization that are set forth below are based on the number of shares of VersaBank issued and outstanding as of January 31, 2026, in order to approximate the number of shares of the Parent’s common stock to be issued and outstanding immediately after the Reorganization. See “Proposed Organizational Structure”.
To the knowledge of the directors and executive officers of VersaBank, as of January 31, 2026, no person beneficially owns or exercises control or direction over VersaBank shares carrying more than 10% of the votes attached to all of the outstanding shares of VersaBank other than GBH, which beneficially owned [•] VersaBank shares, or approximately [•]% of the issued and outstanding shares of VersaBank.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of January 31, 2026 (and for the avoidance of doubt, excludes any options[ and restricted stock units] held by such individuals that have not vested and will not vest within 60 days of such date). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of January 31, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is: c/o 140 Fullarton Street, Suite 2002, London, Ontario N6A 5P2. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
Ownership of VersaBank Shares Prior to the Reorganization
Common Shares
Name of Beneficial Owner	Number	Percentage	Voting Power
5% Shareholders:
Patrick George(1)		%	%
Directors and Executive Officers:
David Taylor		%	%
Nicolas Ospina		%	%
Shawn Clarke		%	%
David Bratton		%	%
Barbara Chaffee		%	%
Mark Holman		%	%
Tel Matrundola		%	%
Susan McGovern		%	%
All Directors and Executive Officers as a Group ( persons)		%	%

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83

*
Represents beneficial ownership of less than 1% of VersaBank’s outstanding common shares.

(1)
Includes [8,511,652] shares held by GBH, of which Mr. George is the sole director. As such, Mr. George may be deemed to have shared voting and dispositive power over these shares. GBH has eight shareholders, including Mr. George, who each own an equal number of shares. The address of GBH is 5093 Fountain Street North Breslau, ON N0B 1M0 Canada.

Ownership of Parent Shares After the Reorganization
Common Shares
Name of Beneficial Owner	Number	Percentage	Voting Power
5% Shareholders:
Patrick George(1)		%	%
Directors and Executive Officers:
David Taylor		%	%
Nicolas Ospina		%	%
Shawn Clarke		%	%
David Bratton		%	%
Barbara Chaffee		%	%
Mark Holman		%	%
Tel Matrundola		%	%
Susan McGovern		%	%
All Directors and Executive Officers as a Group ( persons)		%	%

*
Represents beneficial ownership of less than 1% of VersaBank’s outstanding common shares.

(1)
Includes [8,511,652] shares held by GBH, of which Mr. George is the sole director. As such, Mr. George may be deemed to have shared voting and dispositive power over these shares. GBH has eight shareholders, including Mr. George, who each own an equal number of shares. The address of GBH is 5093 Fountain Street North Breslau, ON N0B 1M0 Canada.

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CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act regarding the Reorganization that are generally applicable to a beneficial owner of VersaBank shares who (1) deals at arm’s length with VersaBank and the Parent, (2) is not and will not be affiliated with VersaBank or the Parent, and (3) holds VersaBank shares and will hold any Exchangeable Shares and Parent shares received pursuant to the Reorganization as capital property (each such owner, a “Holder”).
The VersaBank shares, Exchangeable Shares and Parent shares generally will be considered capital property to a Holder for purposes of the Tax Act, unless the Holder holds or uses, or is deemed to hold or use, such shares in the course of carrying on a business of trading or dealing in securities or the Holder has acquired or holds, or is deemed to have acquired or held, such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder who has acquired or will acquire VersaBank shares under or in connection with VersaBank stock options or other conversion or exchange rights to acquire VersaBank shares or equity-based employment compensation arrangement, and the tax considerations relevant to such Holders are not discussed herein. Any such persons referenced above should consult their own tax advisor with respect to the tax consequences of the Reorganization.
In addition, this summary is not applicable to a Holder: (1) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (2) that is a “specified financial institution” (as defined in the Tax Act); (3) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (4) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (5) in respect of whom the Parent is or will be a “foreign affiliate” (as defined in the Tax Act); (6) that has entered into or will enter into a “synthetic disposition agreement” (as defined in the Tax Act) or a “derivative forward agreement” (as defined in the Tax Act) with respect to VersaBank shares, Exchangeable Shares or Parent shares; or (7) that receives dividends on VersaBank shares, Exchangeable Shares or Parent shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.
This summary is based on the current provisions of the Tax Act in force as of the date hereof and an understanding of the published administrative policies and assessing practices of the Canada Revenue Agency publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the Canada Revenue Agency, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.
This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Reorganization applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.
Holders Resident in Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (1) is, or is deemed to be, resident in Canada; and (2) is not exempt from tax under Part I of the Tax Act (a “Resident Holder”).
Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation

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resident in Canada that is or becomes), as part of a transaction or event or series of transactions or events that includes the Reorganization, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act.
Certain Resident Holders whose VersaBank shares or Exchangeable Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their VersaBank shares and Exchangeable Shares (but not Parent shares), and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold or will hold their VersaBank shares, Exchangeable Shares and Parent shares as capital property and whether such election can or should be made in respect of their VersaBank shares and Exchangeable Shares.
The Conversion of VersaBank Shares into Exchangeable Shares
Pursuant to the Reorganization, a Resident Holder’s VersaBank shares (other than VersaBank shares of a Resident Dissenter (as defined below)) will be converted into Exchangeable Shares. Such conversion of a VersaBank share into an Exchangeable Share pursuant to the Reorganization should not result in the realization of a capital gain or capital loss by a Resident Holder. A Resident Holder’s cost of an Exchangeable Share acquired on the conversion of a VersaBank share will generally be equal to the adjusted cost base to the Resident Holder of the VersaBank share immediately before such conversion. The cost of an Exchangeable Share received by the Resident Holder as a result of the conversion will be averaged with the adjusted cost base of all other Exchangeable Shares, if any, held by the Resident Holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each Exchangeable Share held by the Resident Holder.
Disposition of Exchangeable Shares
After the conversion, each Exchangeable Share of a Resident Holder will be transferred to the Parent for one Parent share.
A Resident Holder whose Exchangeable Shares are transferred to the Parent for Parent shares pursuant to the Reorganization will be considered to have disposed of such Exchangeable Shares for proceeds of disposition equal to the aggregate fair market value at the time of disposition of Parent shares received by the Resident Holder for such Exchangeable Shares. As a result, the Resident Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base of the Exchangeable Shares immediately before the time of disposition and any reasonable costs of disposition.
The cost to a Resident Holder of Parent shares acquired pursuant to the Reorganization as consideration for such Resident Holder’s Exchangeable Shares will be equal to the fair market value, at the time of acquisition, of such Parent shares so received by such Resident Holder. For the purpose of determining the adjusted cost base of such Parent shares to a Resident Holder, the cost of the newly acquired Parent shares will be averaged with the adjusted cost base of all Parent shares owned by the Resident Holder as capital property immediately before that acquisition.
Dissenting Resident Holders
A Resident Holder who validly exercises Dissent Rights and is entitled to be paid fair value for their Exchangeable Shares in accordance with the Bank Act (a “Resident Dissenter”) will be deemed to transfer their Exchangeable Shares to the Parent in consideration for an amount equal to the fair value of such Exchangeable Shares.
A Resident Dissenter who is entitled to be paid the fair value of their Exchangeable Shares by the Parent will be considered to have disposed of such Exchangeable Shares for proceeds of disposition equal to the amount received by the Resident Dissenter (other than any portion thereof that is interest awarded by a court). Such Resident Dissenters will realize a capital gain (or incur a capital loss) to the extent that such

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proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Exchangeable Shares to the Resident Dissenter immediately before their transfer to the Parent and the Resident Dissenter’s reasonable costs of the disposition. See “— Taxation of Capital Gains and Capital Losses” below.
Any interest awarded to a Resident Dissenter by a court will be included in the Resident Dissenter’s income for purposes of the Tax Act.
Taxation of Capital Gains and Capital Losses
Generally, a Resident Holder will be required to include in computing the Resident Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that year. Subject to and in accordance with the provisions in the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Exchangeable Share may be reduced by the amount of any dividends received (or deemed to have been received) by it on such Exchangeable Share (or a share substituted for such Exchangeable Share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares directly or indirectly through a partnership or trust. Such Resident Holders should consult their own tax advisors in this regard.
Capital gains realized by a Resident Holder who is an individual (including certain specified trusts) may be relevant for purposes of calculating liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.
Dividends on Parent Shares
A Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Parent shares, including amounts withheld for foreign withholding tax, if any. For a Resident Holder who is an individual (including a trust), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act normally applicable to taxable dividends received by an individual from a corporation resident in Canada for purposes of the Tax Act. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.
Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on Parent shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.
Disposition of Parent Shares
A Resident Holder that disposes of, or is deemed to dispose of, a Parent share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Parent share exceeds (or is exceeded by) the aggregate of the Resident Holder’s adjusted cost base of such Parent share immediately before the disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses see “— Taxation of Capital Gains and Capital Losses” above.
Foreign tax, if any, levied on any gain realized on a disposition of Parent share may be eligible for a foreign tax credit or deduction under the Tax Act to the extent and under the circumstances described in the Tax Act. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction, having regard to their own particular circumstances.

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Additional Refundable Tax
A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act), or at any time in the year a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains, dividends on Parent shares and interest. Resident Holders are advised to consult their own tax advisors in this regard.
Foreign Property Information Reporting
Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including Parent shares, at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the Canada Revenue Agency for the year or period disclosing prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder will be a specified Canadian entity, as will certain partnerships.
Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act are complex, and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.
Offshore Investment Fund Property Rules
The Tax Act contains rules (the “OIF Rules”) which may, in certain circumstances, require a Resident Holder to include in income in each taxation year an amount in respect of the acquisition and holding of Parent shares, if (1) the value of such Parent shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in certain assets described in paragraph 94.1(1)(b) of the Tax Act, particularly (a) shares of the capital stock of one or more corporations, (b) indebtedness or annuities, (c) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (d) commodities, (e) real estate, (f) Canadian or foreign resource properties, (g) currency of a country other than Canada, (h) rights or options to acquire or dispose of any of the foregoing, or (i) any combination of the foregoing (collectively, “Investment Assets”), and (2) it may reasonably be concluded, having regard to all the circumstances, that one of the main reasons for the Resident Holder acquiring, holding or having Parent shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.
The OIF Rules are complex, and their application and consequences depend, in part, on the reasons for a Resident Holder acquiring or holding Parent shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules, in their own particular circumstances.
Eligibility for Investment
Provided Parent shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX) on the date of issuance, Parent shares will be qualified investments on such date under the Tax Act for a trust governed by a “registered retirement savings plan”, a “registered retirement income fund”, a “registered education savings plan”, a “registered disability savings plan”, a “tax-free savings account”, a “first home savings account” (each, a “Registered Plan”) or a “deferred profit sharing plan” (each as defined in the Tax Act).
Notwithstanding that Parent shares may be qualified investments for a Registered Plan, a holder, annuitant, or subscriber, as the case may be, of or under a Registered Plan (each, a “Plan Holder”), will be subject to a penalty tax on such Parent shares if such Parent shares are a “prohibited investment” (as defined

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in the Tax Act) for the particular Registered Plan. Parent shares will generally not be a “prohibited investment” unless the Plan Holder does not deal at arm’s length with the Parent for purposes of the Tax Act or has a “significant interest” (as defined in the Tax Act) in the Parent. Also, Parent shares will not be a prohibited investment if Parent shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.
Plan Holders are advised to consult their own tax advisors with respect to whether Parent shares are “prohibited investments” in their particular circumstances and the tax consequences of Parent shares being acquired or held by a Registered Plan.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, and does not and will not use or hold, and is not and will not be deemed to use or hold, VersaBank shares, Exchangeable Shares or Parent shares in connection with a business carried on, or deemed to be carried on, in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and any such Non-Resident Holders should consult their own tax advisors.
The Conversion of VersaBank Shares into Exchangeable Shares and Dispositions of Exchangeable Shares and Parent Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Non-Resident Holder on the conversion of VersaBank shares into Exchangeable Shares or the transfer of Exchangeable Shares to the Parent pursuant to the Reorganization, or on the future disposition of Parent shares, unless the VersaBank shares, Exchangeable Shares or Parent shares, as applicable, are, or are deemed to be, “taxable Canadian property” and are not “treaty-protected property” to the Non-Resident Holder for purposes of the Tax Act.
Generally, a VersaBank share or a Parent share will not be taxable Canadian property of a Non-Resident Holder at a particular time, provided that such share is listed on a “designated stock exchange” (which currently includes the TSX) unless, at any time during the 60-month period immediately preceding the disposition: (1) one or any combination of (a) the Non-Resident Holder, (b) any one or more other persons with whom the Non-Resident Holder does not deal at arm’s length, or (c) any partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series in the capital of VersaBank or the Parent, as applicable; and (2) more than 50% of the fair market value of such share was derived from one or any combination of real or immovable property situated in Canada, “Canadian resource property” or “timber resource property” (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).
Generally, an Exchangeable Share of a particular Non-Resident Holder will be taxable Canadian property if, at any particular time during the 60-month period that ends at that time, more than 50% of the fair market value of the Exchangeable Share was derived directly or indirectly (otherwise than through a corporation, partnership or trust the shares or interests in which were not themselves taxable Canadian property at the particular time) from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such properties exist. Based on the types of property from which the Exchangeable Shares will derive their value, management of VersaBank believe that the Exchangeable Shares should not constitute taxable Canadian property at any relevant time.
Notwithstanding the foregoing, in certain other circumstances a VersaBank share, an Exchangeable Share or a Parent share, as applicable, could be deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

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Even if the VersaBank shares, Exchangeable Shares or Parent shares, as applicable, are taxable Canadian property to a Non-Resident Holder, a taxable capital gain or an allowable capital loss resulting from the disposition of such shares will not be taken into account in computing the Non-Resident Holder’s taxable income for purposes of the Tax Act if, at the time of the disposition, the VersaBank shares, Exchangeable Shares or Parent shares, as applicable, constitute “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. VersaBank shares, Exchangeable Shares or Parent shares, as applicable, will generally be considered “treaty-protected property” of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from such disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder, be exempt from tax under Part I of the Tax Act.
In the event that the VersaBank shares, Exchangeable Shares or Parent shares, as applicable, constitute taxable Canadian property and are not treaty-protected property to a particular Non-Resident Holder, the tax considerations applicable to such Non-Resident Holder will generally be as described above under “— Holders Resident in Canada — The Conversion of VersaBank Shares into Exchangeable Shares”, “— Holders Resident in Canada — Disposition of Exchangeable Shares”, “— Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” and “— Holders Resident in Canada — Disposition of Parent Shares”. A Non-Resident Holder who disposes of taxable Canadian property that is not “treaty-protected property” will generally have to file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable for Canadian tax on such disposition.
Non-Resident Holders whose VersaBank shares, Exchangeable Shares or Parent shares, as applicable, are, or may be, taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether such shares constitute treaty-protected property.
Dissenting Non-Resident Holders
A Non-Resident Holder that validly exercises Dissent Rights and is entitled to be paid fair value for their Exchangeable Shares in accordance with the Bank Act (a “Non-Resident Dissenter”) will be deemed to transfer such Exchangeable Shares to the Parent in consideration for an amount equal to the fair value of such Exchangeable Shares.
As discussed above under “— Holders Not Resident in Canada — The Conversion of VersaBank Shares into Exchangeable Shares and Dispositions of Exchangeable Shares and Parent Shares”, a Non-Resident Dissenter will not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized by such Non-Resident Dissenter on the disposition of Exchangeable Shares, unless the Exchangeable Shares constitute “taxable Canadian property” (as defined in the Tax Act) and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Dissenter at the time of disposition.
Any interest paid or credited to a Non-Resident Dissenter in respect of the exercise of Dissent Rights will not be subject to Canadian withholding tax, provided that such interest is not “participating debt interest” (as defined in the Tax Act). Non-Resident Holders should consult their own tax advisors in this regard.
Dividends on Parent Shares
Dividends paid on Parent shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain U.S. federal income tax considerations generally applicable to beneficial owners of our VersaBank shares with respect to the conversion of VersaBank shares into Exchangeable Shares of VersaBank (the “Initial Conversion”) and the Share Exchange (and such exchanged shares of the Parent, the “New Shares”) as described in this Registration Statement, and with respect to the ownership and disposition of New Shares.
This discussion applies only to beneficial owners of shares of our stock who convert their VersaBank shares into Exchangeable Shares and exchange their Exchangeable Shares for New Shares in the Reorganization, and who hold VersaBank shares, and who will hold the New Shares, as “capital assets” within the meaning of Section 1221 of the Code (as defined below) (generally, property held for investment).
This discussion is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities and administrative rulings and decisions, all as in effect on the date hereof. These authorities may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No ruling has been requested from or rendered by the IRS in connection with the Reorganization.
This discussion does not describe all of the tax considerations that may be relevant to a beneficial owner of VersaBank shares and, after the Reorganization, New Shares in light of such holder’s particular circumstances (such as the unearned income Medicare contribution tax or the alternative minimum tax). It also does not describe U.S. state, territorial and local and non-U.S. tax considerations.
This discussion is not intended to be a complete analysis and does not address all potential tax considerations that may be relevant to a beneficial owner of VersaBank shares and, after the Reorganization, New Shares. Moreover, this discussion does not address particular tax considerations that may be applicable to a beneficial owner of VersaBank shares or, after the Reorganization, New Shares, subject to special treatment under the Code, including:
•
certain financial institutions;

•
an insurance company;

•
a regulated investment company, real estate investment trust, or mutual fund;

•
a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

•
a person who holds VersaBank shares, or, after the Reorganization, will hold New Shares, as the case may be, as part of a “straddle”, integrated transaction or similar transaction;

•
a person who holds VersaBank shares, or, after the Reorganization, will hold New Shares, as the case may be, in an individual retirement or other tax-deferred account;

•
a person whose functional currency is not the U.S. dollar;

•
a person who received VersaBank shares, or, after the Reorganization, who acquires New Shares, as the case may be, pursuant to the exercise of employee stock options, vesting of restricted stock units or otherwise as compensation or in connection with the performance of services;

•
a person required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•
a person who holds VersaBank shares, or, after the Reorganization, will hold New Shares, as the case may be, in connection with a trade or business conducted outside of the U.S.;

•
a person who holds 10% or greater of VersaBank shares;

•
an entity or arrangement treated as a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes); or

•
a tax-exempt entity.

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For purposes of this summary, a “U.S. holder” is a beneficial owner of VersaBank shares and, after the Reorganization, New Shares who is:
•
an individual citizen or resident of the U.S.;

•
a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S., any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income tax without regard to its source.

A “Non-U.S. holder” means a beneficial owner of VersaBank shares, and, after the Reorganization, New Shares, that is neither a U.S. holder nor an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes converts its VersaBank shares in the Initial Conversion or exchanges its Exchangeable Shares in the Share Exchange, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership are urged to consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.
Beneficial owners of VersaBank shares and, after the Reorganization, New Shares are urged to consult their own tax advisor as to the U.S. federal income tax consequences of the Reorganization, including the income tax consequences arising from the beneficial owner’s own facts and circumstances, and as to any estate, gift, state, territorial, local or non-U.S. tax consequences arising out of the Reorganization and the ownership and disposition of New Shares.
U.S. Federal Income Tax Characterization of the Initial Conversion
The Initial Conversion is intended to constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code and/or as an exchange described under Section 1036 of the Code. However, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the Share Exchange does not qualify as its intended tax-deferred treatment. No ruling has been requested from or rendered by the IRS in connection with the Initial Conversion. If the IRS were successfully to challenge the qualification of the Initial Conversion as its intended tax-deferred treatment, the discussion below would not apply and a U.S. holder would generally be required to fully recognize gain in the Initial Conversion and might be required to defer recognition of any loss realized on such exchange under the rules applicable to “wash sales”. Each beneficial owner of VersaBank shares should consult with its tax advisor with respect to the particular tax consequences of the Initial Conversion to such holder, including the consequences if the IRS successfully challenged the qualification of the Initial Conversion for tax-deferred treatment.
The following discussion assumes that the Initial Conversion qualifies as a recapitalization and/or an exchange described under Section 1036 of the Code.
U.S. Federal Income Tax Consequences to U.S. Holders of the Initial Conversion
A U.S. holder whose VersaBank shares are converted pursuant to the Initial Conversion should not recognize gain or loss on the conversion of VersaBank shares for Exchangeable Shares. The aggregate adjusted tax basis of a U.S. holder in its Exchangeable Shares received as a result of the Initial Conversion should equal the aggregate adjusted tax basis of the VersaBank shares converted in the Initial Conversion. A U.S. holder’s holding period for the Exchangeable Shares received in the Initial Conversion should include the holding period for the VersaBank shares converted in the Initial Conversion.
U.S. Federal Income Tax Consequences for Non-U.S. Holders of the Initial Conversion
The Initial Conversion is not expected to result in any material U.S. federal income tax consequences to Non-U.S. holders of VersaBank shares.

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PURSUANT TO 17 C.F.R. § 200.83
U.S. Federal Income Tax Characterization of the Share Exchange
The Share Exchange is intended to constitute a transaction described in Section 351(a) of the Code (“Section 351 Treatment”). However, no assurance can be given that the IRS will not assert, or that a court would not sustain, that the Share Exchange does not qualify for Section 351 Treatment. No ruling has been requested from or rendered by the IRS in connection with the Share Exchange. If the IRS were successfully to challenge the qualification of the Share Exchange as an exchange described in Section 351(a) of the Code, the discussion below would not apply and a U.S. holder would generally be required to fully recognize gain in the Share Exchange and might be required to defer recognition of any loss realized on such exchange under the rules applicable to “wash sales”. Each beneficial owner of VersaBank shares, and after the Initial Conversion, Exchangeable Shares, should consult with its tax advisor with respect to the particular tax consequences of the Share Exchange to such holder, including the consequences if the IRS successfully challenged the qualification of the Share Exchange for Section 351 Treatment.
The following discussion assumes that the Share Exchange qualifies for Section 351 Treatment.
U.S. Federal Income Tax Consequences to U.S. Holders of the Share Exchange
A U.S. holder that exchanges its Exchangeable Shares pursuant to the Share Exchange should not recognize gain or loss on the exchange of Exchangeable Shares for New Shares. The aggregate adjusted tax basis of a U.S. holder in New Shares received as a result of the Share Exchange should equal the aggregate adjusted tax basis of the Exchangeable Shares surrendered in the Share Exchange. A U.S. holder’s holding period for the New Shares received in the Share Exchange should include the holding period for the Exchangeable Shares surrendered in the Share Exchange.
U.S. Federal Income Tax Consequences for Non-U.S. Holders of the Share Exchange
The Share Exchange is not expected to result in any material U.S. federal income tax consequences to Non-U.S. holders of Exchangeable Shares.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of New Shares, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
U.S. Federal Income Tax Consequences for Non-U.S. Holders of Holding and Disposing of New Shares
Taxation of Distributions
In general, any distributions (other than certain distributions of the Parent’s shares or rights to acquire the Parent’s shares) made to a Non-U.S. holder of New Shares, to the extent paid out of the Parent’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. The Parent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E), or such dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its New Shares and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of New Shares, which will be treated as described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Shares” below.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
This withholding tax generally does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Shares
Subject to discussions below regarding backup withholding and FATCA, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of New Shares, unless:
•
the gain is effectively connected with the conduct by the Non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder);

•
such Non-U.S. holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met; or

•
the Parent is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held their shares of the Parent.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (which will include any gain realized in connection with redemptions and may be reduced by certain U.S. source capital losses) at a tax rate of 30%.
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We believe that the Parent is not, and do not anticipate that it will become, a United States real property holding corporation.
Information Reporting and Backup Withholding
Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of New Shares. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes
Provisions of the Code and the Treasury regulations and administrative guidance promulgated thereunder commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA” generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of the shares of the Parent which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which the New Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to us or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders of shares of our stock should consult their tax advisors regarding the possible implications of FATCA on owning the New Shares.

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PURSUANT TO 17 C.F.R. § 200.83
APPRAISAL AND DISSENTERS’ RIGHTS OF VERSABANK SHAREHOLDERS
VersaBank shareholders have the ability to exercise dissent rights in respect of the Reorganization and to be paid the fair value of their VersaBank shares under Canadian law. There are no appraisal or dissenter rights available to VersaBank shareholders in connection with the Reorganization under Delaware law.
Dissenting Shareholder Rights
This section summarizes the provisions of Section 277 of the Bank Act and is not a comprehensive statement of the procedures to be followed by Registered Shareholders who wish to exercise their Dissent Rights. Registered Shareholders who wish to dissent should obtain legal advice and carefully read the provisions of Section 277 of the Bank Act, which are appended hereto at Annex G.
In many cases, VersaBank shares beneficially owned by a Beneficial Owners are registered either: (i) in the name of an intermediary; or (ii) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Anyone who is a Beneficial Owner and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Registered Shareholder who holds VersaBank shares as an intermediary for one or more Beneficial Owners, one or more of whom wish to exercise Dissent Rights, should make arrangements to have such VersaBank Shares re-registered in the name of each Dissenting Shareholder to enable the Dissenting Shareholder to exercise Dissent Rights or alternatively, must exercise such Dissent Rights on behalf of such Beneficial Owner(s). In such case, the Dissent Notice should specify the number of VersaBank shares held by the intermediary for such Beneficial Owner(s). A Dissenting Shareholder may dissent only with respect to all the VersaBank Shares held on behalf of any one Beneficial Owner and registered in the name of the Dissenting Shareholder.
The Dissent Shares shall be transferred automatically to the Parent in exchange for the right to be paid fair value for their VersaBank shares as determined by a court under Section 277 of the Bank Act or as agreed between VersaBank and the Dissenting Shareholders. Section 277 of the Bank Act provides there is no right of partial dissent. There can be no assurance that a Dissenting Shareholder will receive consideration for their Dissent Shares of equal value to the Parent shares that such Dissenting Shareholder would have received pursuant to the Reorganization.
All Dissent Notices must be received from the Registered Shareholder by VersaBank c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Attention: Jeffrey M. Singer and Jeff Hershenfield at or prior to the Meeting (as it may be adjourned or postponed from time to time).
The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote at the Meeting; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favor of the Reorganization Proposal will no longer be considered a Dissenting Shareholder with respect to Dissent Shares voted in favor of the Reorganization Proposal. A vote against the Reorganization Proposal, whether in person or by proxy, will not constitute a Dissent Notice.
Within 10 days after the approval of the Reorganization Proposal, VersaBank is required to notify each Dissenting Shareholder that the Reorganization Proposal has been approved. Such notice is not required to be sent to a Registered Shareholder who voted in favor of the Reorganization Proposal or who has withdrawn a Dissent Notice previously filed. If it is necessary for the Minister of Finance (Canada) or the Superintendent of Financial Institutions appointed pursuant to the Office of the Superintendent of Financial Institutions Act to approve the Reorganization before it becomes effective, VersaBank shall send notice within 10 days after the approval.
A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Reorganization Proposal has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Reorganization Proposal has been approved, send to VersaBank a written demand for payment (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of the Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to VersaBank c/o Stikeman Elliott LLP, 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Attention: Jeffrey M. Singer and Jeff Hershenfield, the certificates representing the Dissent Shares. VersaBank will endorse share certificates

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
received from Dissenting Shareholders with a notice that the holder is a Dissenting Shareholder under Section 277 of the Bank Act and will without delay return the share certificates to the Dissenting Shareholder. Dissenting Shareholders who fail to send the share certificates representing the Dissent Shares forfeit their right to make a claim under Section 277 of the Bank Act.
On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of their Dissent Shares, other than the right to be paid the fair value of their Dissent Shares as determined pursuant to Section 277 of the Bank Act. However, the Dissenting Shareholder’s rights are reinstated as of the date the notice was sent if: (i) the Dissenting Shareholder withdraws their Demand for Payment before VersaBank makes an Offer to Pay (defined below) to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws their Demand for Payment; or (iii) the board of directors of VersaBank revokes the Reorganization Proposal, in which case VersaBank will reinstate the Dissenting Shareholder’s rights in respect of their Dissent Shares. Subject to Section 277 of the Bank Act, in no case will the Parent, VersaBank or any other Person be required to recognize any Dissenting Shareholder, in respect of their Dissent Shares, as a VersaBank shareholder after the date Reorganization is completed, and the names of such Dissenting Shareholders will be deleted from the list of Registered Shareholders as of the date the Reorganization is completed.
No later than seven days after the later of the date the Reorganization is completed and the date on which a Demand for Payment of a Dissenting Shareholder is received, as applicable, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written offer to pay (an “Offer to Pay”) for their Dissent Shares in an amount considered by the board of directors of VersaBank to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissent Shares must be on the same terms as every other Offer to Pay in respect of Dissent Shares. Payment for the Dissent Shares held by a Dissenting Shareholder must be made within 10 days after the day on which an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance is not received within 30 days after the day on which the Offer to Pay has been made.
If an Offer to Pay for the Dissent Shares held by a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, VersaBank may, within 50 days after the date the Reorganization is completed or within such further period as the court may allow, submit an application to the court to fix a fair value for the Dissent Shares held by a Dissenting Shareholder. If no such application is made, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or such other period that the court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.
If VersaBank makes an application to the court, it must give notice to each affected Dissenting Shareholder of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the court. Upon any such application to the court, the court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders.
The court may appoint one or more appraisers to assist the court to fix a fair value for the VersaBank shares held by Dissenting Shareholders. The court may allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from which the shareholder dissent becomes effective until the date of payment of the amount so fixed. Any judicial proceeding involving the determination of fair value will result in delay of receipt by a Dissenting Shareholder of payment for such Dissenting Shareholder’s Dissent Shares. The final order of the court in the proceedings commenced by an application by VersaBank or a Dissenting Shareholder must be rendered against VersaBank and in favor of each Dissenting Shareholder joined as a party and for the amount of the VersaBank shares held by Dissenting Shareholders as fixed by the court.
The above is only a summary of the provisions of the Bank Act pertaining to Dissent Rights, which are technical and complex. If you are a VersaBank shareholder and wish to directly or indirectly exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the Bank Act may prejudice your Dissent Rights.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
LEGAL MATTERS
The validity of the issuance of the shares of the Parent common stock issued pursuant to this prospectus/circular will be passed upon by Davis Polk & Wardwell LLP, New York, New York, VersaBank’s counsel as to U.S. federal securities and New York state law. Davis Polk & Wardwell LLP has passed upon the discussion above in “Certain U.S. Federal Income Tax Considerations”. Stikeman Elliott LLP has passed upon the discussion above in “Certain Canadian Federal Income Tax Considerations”.
CONFLICTS OF INTEREST
Other than as disclosed in this prospectus/circular, no director or executive officer, nominee for election as a director or any VersaBank shareholder will hold more than 10% of the voting rights attached to the Parent shares or an associate or affiliate of any of the foregoing in any transaction in the preceding financing year or any proposed or ongoing transaction which has or will materially affect the Parent or any of its subsidiaries.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Parent is [•], located at [•]. The primary transfer agent and registrar for the common stock will be [•]. For so long as the Parent’s common stock remains listed on the TSX and Nasdaq, we expect that Odyssey Trust Company will be a co-transfer agent for the common stock.
EXPERTS
The consolidated financial statements of VersaBank and its subsidiaries as of October 31, 2025 and 2024 and for each of the years in the two-year period ended October 31, 2024, have been included herein and in the Registration Statement in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
INTEREST OF EXPERTS
VersaBank’s consolidated financial statements for the most recently completed financial year have been audited by Ernst & Young, Chartered Professional Accountants, of London, Ontario. Ernst & Young has advised VersaBank that they are independent with respect of VersaBank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any other standards or applicable legislation or regulation.

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PURSUANT TO 17 C.F.R. § 200.83
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On December 14, 2022, the Audit Committee of VersaBank approved the decision to change its independent registered public accounting firm and dismissed KPMG LLP (“KPMG”) as its independent registered public accounting firm, effective upon the completion of KPMG’s audit of VersaBank’s financial statements for the fiscal year ended October 31, 2022. In addition, on December 14, 2022, the Audit Committee of VersaBank appointed Ernst & Young LLP (“EY”) as VersaBank’s auditor commencing with the fiscal year ended October 31, 2023.
The audit report of KPMG on VersaBank’s financial statements as of and for the fiscal years ended October 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During VersaBank’s fiscal years ended October 31, 2022 and 2021, and the subsequent interim period through December 14, 2022, there were no (i) “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K) between VersaBank and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in their reports on the financial statements for such years, or (ii) “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).
VersaBank has provided KPMG with a copy of the foregoing disclosures and requested that KPMG furnish it with a letter addressed to the SEC stating whether or not KPMG agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, dated [•], 2025, furnished by KPMG in response to that request, is filed as Exhibit 16.1 to the Registration Statement of which this prospectus/circular is a part.
During the fiscal years ended October 31, 2022 and 2021, neither VersaBank, nor any party on behalf of VersaBank, consulted with EY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to VersaBank that EY concluded was an important factor considered by VersaBank in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (each as defined above).

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83

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PURSUANT TO 17 C.F.R. § 200.83
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Report of independent registered public accounting firm
To the Shareholders and the Board of Directors of
Versabank
Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Versabank [the “Bank”] as of October 31, 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year in the period ended October 31, 2024, and the related notes [collectively referred to as the “consolidated financial statements”]. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank at October 31, 2024, and the results of its operations and its cash flows in the period ended October 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for opinion
These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
London, Canada December 2, 2025	/s/ Ernst & Young LLP Chartered Professional Accountants Licensed Public Accountants We have served as the Bank’s auditor since 2023.
A member firm of Ernst & Young Global Limited

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VersaBank
Consolidated Balance Sheet
(Expressed in Thousands of US Dollars, Except for Share Amounts)
As at October 31, 2024
Assets
Cash and cash equivalents
Cash and due from banks	$147,790
Interest-bearing deposits in other banks	13,852
Total cash and cash equivalents	$161,642
Investment securities available-for-sale	$212,065
Investment securities held-to-maturity (estimated fair value $8,988)	12,657
Credit assets, net of deferred fees and costs	3,033,249
Allowance for credit losses	(3,288)
Credit assets, net of allowance for credit losses	$3,029,961
Premises and equipment, net	$17,142
Goodwill	8,225
Intangible assets, net	10,516
Other assets	17,381
Total assets	$3,469,589
Liabilities
Deposits:
Non-interest-bearing	$2,015
Interest-bearing	2,967,166
Total deposits	$2,969,181
Subordinated notes payable	73,556
Cash reserves on credit assets	122,860
Other liabilities	19,298
Total liabilities	$3,184,895
Commitments and contingent liabilities (Note 15)
Shareholders’ equity
Common shares, no par value: unlimited common shares authorized; issued and outstanding 26,002,577 at October 31, 2024	$183,467
Additional paid-in capital	1,898
Retained earnings	129,921
Accumulated other comprehensive (loss), net of tax	(30,592)
Total shareholders’ equity	$284,694
Total liabilities and shareholders’ equity	$3,469,589
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Consolidated Statement of Income
(Expressed in Thousands of US Dollars, Except for Per Share Amounts)
For the year ended October 31, 2024
Interest income:
Credit assets	$194,393
Investment securities:
Taxable interest	15,771
Other	457
Total interest income	$210,621
Interest expense:
Deposits	$130,085
Subordinated notes	4,166
Other	488
Total interest expense	$134,739
Net interest income	$75,882
Provision for credit losses	85
Net interest income after provision for credit losses	$75,797
Non-interest income
Other income	$8,550
Total non-interest income	$8,550
Non-interest expense:
Salaries and employee benefits	$24,304
General and administrative	14,700
Premises and equipment	3,564
Other non-interest expense	2,476
Total non-interest expense	$45,044
Income before income tax expense	$39,303
Income tax expense	$12,104
Net income	$27,199
Basic earnings per share	$0.99
Diluted earnings per share	$0.99
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Consolidated Statement of Comprehensive Income
(Expressed in Thousands of US Dollars)
For the year ended October 31, 2024
Net income	$27,199
Other comprehensive income, before tax:
Foreign currency derivatives designated to net investment hedging relationships	(2,465)
Foreign exchange gain on translation of foreign operations	4,798
Unrealized gains on securities available-for-sale	14
Other comprehensive income, before tax	$2,347
Income tax benefit related to items of other comprehensive income	(653)
Total other comprehensive income, net of tax	$3,000
Total comprehensive income for the year, net of tax	$30,199
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Consolidated Statement of Changes in Equity
(Expressed in Thousands of US Dollars, Except for Share Amounts)
	Common shares outstanding	Common stock	Preferred shares outstanding	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity
As at October 31, 2023	25,964,424	$182,898	1,461,460	$13,242	$1,919	$106,068	$(33,592)	$270,535
Net income	—	—	—	—	—	27,199	—	27,199
Other comprehensive income (loss), net	—	—	—	—	—	—	3,000	3,000
Stock-based compensation	—	—	—	—	121	—	—	121
Options exercised during the year	38,153	569	—	—	—	—	—	569
Dividends paid on common and preferred shares	—	—	—	—	—	(2,637)	—	(2,637)
Transfer of transaction costs on redemption of Series 1, preferred shares	—	—	—	709	—	(709)	—	—
Redemption of preferred shares	—	—	(1,461,460)	(13,951)	—	—	—	(13,951)
Other	—	—	—	—	(142)	—	—	(142)
As at October 31, 2024	26,002,577	$183,467	—	$—	$1,898	$129,921	$(30,592)	$284,694
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Consolidated Statements of Cash Flows
(Expressed in Thousands of US Dollars)
For the year ended October 31, 2024
Cash flows from operating activities:
Net income	$27,199
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	(85)
Stock-based compensation	256
Deferred income taxes (benefit)	2,323
Depreciation and amortization	1,261
Accretion of discount on securities	(274)
Foreign exchange rate change on assets and liabilities	(1,146)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Increase in accrued interest receivable	(1,401)
Increase (decrease) in other assets and liabilities	(3,553)
Net cash provided by operating activities	$24,580
Cash flows from investing activities:
Acquisition of VersaBank USA, net of cash acquired	(8,981)
Purchase of equity investments	(2,727)
Maturities and sales of investment securities available-for-sale	1,165,948
Purchase of securities available-for-sale	(1,253,263)
Net (increase) decrease in credit assets	(212,091)
Foreign exchange swap settlement	(2,625)
Purchase of property and equipment	(14,547)
Net cash (used in) investing activities	$(328,286)
Cash flows from financing activities:
Issuance of common shares	$439
Increase (decrease) in deposits	386,116
Redemption of subordinated notes payable	(3,600)
Redemption of preferred shares	(10,488)
Dividends paid	(2,637)
Net cash provided by financing activities	$369,830
Effect of exchange rate changes on cash, cash equivalents	$222
Cash, cash equivalents:
Net change during the period	66,346
Balance, beginning of period	95,296
Balance, end of period	$161,642
Supplemental Information
Interest paid	$(123,670)
Income taxes paid, net	(14,490)
The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
1.   Reporting Entity:
VersaBank, a Canadian bank (the “Company”), operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). VersaBank USA, National Association (“VersaBank USA”) operates as a chartered bank in the United States and is regulated by the Office of the Comptroller of the Currency (“OCC”). Together, the Company provides primarily commercial lending and banking services to select niche markets in Canada and the United States as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc., (“DRTC”).
The Company’s primary lending products include its Receivable Purchase Program (“RPP”) and Commercial Real Estate portfolios. The Company’s primary deposit products are demand and term deposit accounts, all of which, subject to respective government limits, are insured by the Canada Deposit Insurance Corporation (“CDIC”) or Federal Deposit Insurance Corporation (“FDIC”). In addition to traditional commercial banking products, the Company offers IT security assurance services, supervisory control and data acquisition system assessments, as well as information technology (“IT”) security training.
The Company is subject to the regulations of certain state, provincial, and federal agencies and, accordingly, is periodically examined by those regulatory authorities. The Company’s business is affected by state, provincial, and federal legislation and regulations.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America (“GAAP”), and predominant practices within the banking industry. References to GAAP, including standards issued by the Financial Accounting Standards Board (“FASB”), are made according to sections of the Accounting Standards Codification (“ASC”). The Consolidated Financial Statements include the accounts of the Company and the Company’s subsidiaries.
The Company currently holds 100% of the common shares of DRT Cyber Inc., VersaHoldings US Corp. and VersaJet Inc. DRT Cyber Inc. holds 100% of the common shares of Digital Boundary Group Canada Inc. and Digital Boundary Group Inc. (“Digital Boundary Group” or “DBG”). VersaHoldings US Corp. holds 100% of the common shares of VersaFinance US Corp and 100% of the common shares of VersaBank USA. All intercompany accounts, balances, and transactions have been eliminated.
The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgment was applied include assessing credit risk on financial assets and in the selection of relevant forward-looking information. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, purchase price allocation associated with the Company’s acquisition of VersaBank USA (formerly Stearns Bank Holdingford N.A.), fair value of stock options granted and derivative instruments, impairment tests applied to intangible assets and goodwill, and measurement of deferred income taxes.
Cash and Cash Equivalents
Cash and cash equivalents are composed of deposits with regulated financial institutions. The Company does not believe these instruments carry a significant risk of loss but cannot provide assurances that no losses could occur if these institutions were to become insolvent. As of October 31, 2024 there was no restricted cash.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Investment Securities
Equity securities include an investment in Canada StableCorp Inc. (“Stablecorp”) initially and subsequently measured at fair value. The Company also has an investment in the Federal Reserve Bank of Minneapolis, the fair value of which is not readily determinable; this investment is carried at cost, is restricted as to redemption and is evaluated for impairment at each reporting period.
Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold them to maturity. Accrued interest receivable on held-to-maturity securities measured at amortized cost is reported separately from the amortized cost basis of the securities and is included in Other Assets on the Consolidated Balance Sheet. The Company recognizes an allowance for credit losses on held-to-maturity debt securities, which is presented as a reduction to the amortized cost basis. The expected credit loss methodology is further described under ‘Credit Assets, Net of Allowance for Credit Loss’.
Available-for-sale securities are measured on the balance sheet at fair value. Net unrealized gains and losses for such securities, net of tax, are reported in other comprehensive income (“OCI”) within equity and excluded from net income. Available-for-sale securities with unrealized losses are evaluated quarterly to determine whether any portion of the decline is attributable to expected credit losses versus non-credit factors. Credit impairment is assessed based on various factors, including changes in credit ratings or other indicators of the issuer’s credit deterioration, adverse economic conditions, and other relevant information at the individual security level such as the presence of explicit or implicit government guarantees, and the quality of any underlying collateral. If a security’s fair value is less than its amortized cost and the Company either intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis, the security is written down to fair value through earnings. If the Company does not intend to sell and it is not more likely than not that it will be required to sell the security, only the credit-related portion of the impairment is recognized in earnings through an allowance for credit losses, limited to the difference between amortized cost and fair value. Non-credit related losses are recognized in OCI. Subsequent improvements in credit quality may result in the reversal of previously recorded credit loss allowances. The Company does not engage in securities trading. Gains or losses on disposition of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.
Credit assets, net of Allowance for Credit Loss
Credit assets that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are measured at amortized cost, adjusted for accrued interest using the effective interest rate method, collection of cash, foreign exchange gains or losses, and an allowance for credit losses (“ACL”). Credit asset origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating prepayments.
Interest income on credit assets is accrued and credited to income based upon the principal amounts outstanding. Interest earned on credit assets during the period is recorded in Interest Income — Credit assets, in the Consolidated Statement of Income. The Company considers a credit asset to be past due when any principal or interest payment has not been received in accordance with the contractual terms of the loan agreement. The determination of the number of days past due is based on the number of days since the earliest missed contractual payment. For example, a credit asset with payments due monthly is considered 1 – 30 days past due after one scheduled payment is missed, 31 – 60 days past due after two scheduled payments are missed, and so forth. Unearned income, deferred loan fees and costs, and discounts and premiums are amortized to interest income over the contractual life of the credit asset using the interest method. Credit assets are typically placed into non-accrual status and interest income recognition is discontinued if it is probable that the Company will be unable to collect the full payment of principal and interest when due according to the contractual terms of the credit asset agreement, or the credit asset is past due for a period of 90 days or more, unless the obligation is fully secured and is in the process of collection.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The Company has elected not to measure an allowance for credit losses on accrued interest receivable. Instead, accrued interest is written off no later than 120 days past due by reversing interest income when credit assets are placed into non-accrual status or when collection of interest is otherwise not expected. For held-to-maturity debt securities, accrued interest is written off at the time the issuer is placed into non-accrual or when collection is otherwise not expected. Interest payments received on such credit assets are applied as a reduction of the credit asset principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be recognized as interest income when the principal balance of the non-accrual credit asset is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the credit assets are returned to accrual status.
Allowance for Credit Losses
The Company estimates its ACL by applying the Current Expected Credit Loss (“CECL”) methodology, which requires recognition of lifetime expected credit losses on financial assets measured at amortized cost, on all credit asset commitments that are not unconditionally cancellable and on financial guarantees not measured at fair value. This allowance represents management’s best estimate of expected credit losses over the contractual life of these assets, integrating relevant available information including historical loss experience, current conditions, and macroeconomic forecasts over reasonable and supportable forecast periods. The allowance is increased through provisions charged to earnings and reduced by net charge-offs.
A financial asset (or portion thereof) is credit impaired and written off against the allowance for credit losses when, based on available information and management’s judgment, it is probable that the Company will be unable to collect the contractual principal and interest payments due. The Company generally considers a credit asset to be credit impaired when it becomes 90 days or more past due in addition to other indicators of declining credit such as significant financial difficulty of the borrower and default on contractual obligations. Expected recoveries of amounts previously written off and expected to be written off are included as a reduction of the allowance but do not exceed the aggregate of amounts previously written off and expected to be written off by the Company. Recoveries of amounts previously written off are credited to the allowance for credit losses when received.
Measurement of Expected Credit Losses
The ACL calculation is a function of the credit risk parameters; probability of default (“PD”), loss given default (“LGD”), and exposure at default (“EAD”) associated with each credit asset, sensitized to future market and macroeconomic conditions through the incorporation of forward-looking information derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.
•
The probability of default (“PD”) for a credit asset is an estimate of the likelihood of default of that instrument over a given time horizon;

•
The loss given default (“LGD”) for a credit asset is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

•
The exposure at default (“EAD”) for a credit asset is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Company utilizes internal models and assumptions as well as third-party forecasts, to estimate expected credit losses. These forecasts consider a range of macroeconomic indicators (such as real GDP, unemployment rates, interest rates, consumer price index, price of oil, and equity indices) to reflect current and projected economic conditions and revert to long-term historical trends beyond the reasonable and supportable period aiding in the development of forward-looking estimates that reflect macroeconomic conditions over the contractual life of the asset. The third-party forecasts are used in conjunction with the Company’s internally developed CECL models.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Related to RPP financing activities, the Company maintains a reserve account (the “Holdback”) consisting of cash reserves held by the Company related to RPP partners. The Holdback serves as a credit enhancement to the Company for the rights to cash flows on underlying point-of-sale loan and lease receivables and is usually initially created by withholding a percentage of the initial funding provided to the origination partner. The liability for the Holdback is recognized in the Consolidated Balance Sheet in Cash reserves on credit assets. The Holdback amount is determined by the Company based on expected loss rates and serves as a credit enhancement to absorb realized losses associated with the underlying transactions. In accordance with ASC 326, the Company considers the Holdback when estimating expected credit losses and reduces its expected credit losses accordingly.
Where the Holdback balance for a given origination partner exceeds the lifetime expected credit loss under all reasonable and supportable forecast scenarios (baseline, upside, and downside), the expected credit loss measurement may be zero.
In addition to model-based estimates, the Company applies qualitative adjustments to supplement model-derived credit loss estimates, addressing limitations in data, model assumptions, and evolving risk factors that may not be fully reflected in quantitative model calculations. These adjustments are informed by management’s judgment and consider factors such as changes in borrower behavior, shifts in underwriting or collection practices, emerging macroeconomic or geopolitical developments, and regulatory changes.
The qualitative framework follows a structured process that includes periodic reviews, validation procedures, and documentation requirements to support a consistent application of management’s credit risk methodology across the Company’s portfolios.
Credit asset Portfolio Segmentation and Risk Characteristics
For purposes of estimating the ACL, the Company segments its financial assets into categories defined by key risk drivers, collateral characteristics, and market segments. The Company’s credit asset portfolio segments include RPP Financing, Multi-Family Residential Loans and Other Financing.
The RPP Financing portfolio is composed of rights to the cash flows from point-of-sale loan and lease receivables acquired from the Company’s network of origination and servicing partners as well as warehouse loans that provide bridge financing to the Company’s origination and servicing partners for the purpose of accumulating and seasoning individual loans and leases prior to the Company purchasing the cashflow receivables derived from same.
The Multi-Family Residential Loans portfolio is composed of insured and uninsured real estate loans used to finance the construction of multi-family, student residence, and retirement home projects, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units. The Other Financing portfolio includes corporate, personal and public sector and infrastructure loans and leases in addition to the VersaBank USA portfolio, which consists primarily of equipment leases, a small balance of corporate loans and leases and single family residential conventional and insured mortgages.
The Company evaluates changes in credit risk through borrower-specific and portfolio-level monitoring, including internal credit ratings, watchlist status, delinquency trends, and macroeconomic indicators. A 60-days past due threshold serves as a primary indicator of elevated credit risk for tracking and monitoring purposes, although it does not affect the lifetime loss horizon under the CECL model.
Premises and Equipment
Premises and equipment, including leasehold improvements are stated at cost less accumulated depreciation. Depreciation expense is primarily computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from 5 to 20 years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Consolidation
The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. VIEs are entities that, by design, either (1) lack sufficient equity to permit the legal entity to finance its activities without additional subordinated financial support or (2) have equity investors that do not have the right to direct the activities of the legal entity that most significantly impact the legal entity’s economic performance, or do not have the obligation to absorb the expected losses or the right to receive the residual returns of the legal entity. The Company must evaluate VIEs in which it has a variable interest to understand the purpose and design of the VIE, the role the Company had in the VIE’s design, and its involvement in the VIE’s ongoing activities. The Company must then evaluate which activities most significantly impact the economic performance of the VIE and which party has the power to direct such activities. The Company is the primary beneficiary of and has a controlling financial interest in a VIE when it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses and/or the right to receive benefits that could potentially be significant to the VIE.
Internal use software and other intangible assets
The Company develops proprietary cybersecurity, banking, and financial technology which are all classified as internal-use software as access is intended to be delivered to customers through cloud computing arrangements. The Company capitalizes direct costs, which consist primarily of internal and external labor expenses, incurred during the application development stage of these projects to intangible assets on the Consolidated Balance Sheet. Expenditures incurred during the preliminary project and post implementation-operation stages of these software development projects are otherwise expensed as incurred. Internal-use software is amortized on a straight-line basis over its useful life when available for its intended use. As of October 31, 2024, the Company’s capitalized software development costs for its internal-use software were $6,875. The Company’s other intangible assets primarily consist of customer relationships and customer deposits and are amortized on a straight-line basis over their estimated useful lives.
All of the Company’s intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable, in which case, intangible assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset, including any disposal value, are less than the carrying amount. If an intangible asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the intangible asset exceeds its fair value. There were no impairment losses recognized against intangible assets for the year ended October 31, 2024.
Business Combinations
The Company applied ASC 805 in its accounting for the acquisition of VersaBank USA as described in Note 19 using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the Consolidated Statements of Income and Comprehensive Income. Acquisition-related costs are recognized as an expense in the Consolidated Statement of Income in the period in which they are incurred. The acquired identifiable assets, liabilities, and contingent liabilities are measured at fair value at the date of acquisition.
Goodwill
Goodwill represents the excess of acquisition cost over the estimated fair value of assets acquired and liabilities assumed in a business combination. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
have occurred. The impairment testing for goodwill under the qualitative approach is based first on an assessment to determine if it is more likely than not that the fair value of each of the Company’s operating segments is less than their respective carrying values. The Company’s operating segments are considered to be its reporting units for the purposes of its goodwill impairment testing; if it is determined that it is more likely than not that an operating segment’s fair value is less than its carrying value or when the quantitative approach is used, an impairment loss is recognized to the extent by which the carrying value exceeds the fair value, not to exceed the total amount of goodwill allocated to that reporting unit.
Income taxes
The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are determined based on the difference between their carrying values on the Consolidated Balance Sheet and their tax basis as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities.
The Company recognizes the benefit of a tax position on the Consolidated Balance Sheet only after determining that the relevant tax authority would more likely than not sustain the position following an audit by the tax authority. For tax positions meeting the more likely than not threshold, the amount recognized on the Consolidated Balance Sheet is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. For these analyses, the Company may engage tax attorneys to provide opinions related to the positions. The Company applies this policy to all tax positions for which the statute of limitations remain open, but this application does not materially impact the Company’s Consolidated Balance sheet or Consolidated Statement of Income. Any interest or penalties related to uncertain tax positions are recognized in income tax expense (benefit) in the Consolidated Statement of Income.
Deferred tax assets are recorded on the Consolidated Balance Sheet at their net realizable value. The Company performs an assessment each reporting period to evaluate the amount of the deferred tax asset it is more likely than not to realize. Realization of deferred tax assets is dependent upon the amount of taxable income expected in future periods, as tax benefits require taxable income to be realized. If a valuation allowance is required, the deferred tax asset on the Consolidated Balance Sheet is reduced via a corresponding income tax expense in the Consolidated Statement of Income.
Stock-based compensation
Employee stock options are measured using the Black-Scholes pricing model which is used to estimate the fair value of the options at the date of grant. Inputs to the Black-Scholes model include the closing share price on the grant date, the exercise price, the expected option life, the expected dividend yield, the expected volatility and the risk-free interest rate. Once the expected option life is determined, it is used in formulating the estimates of expected volatility and the risk-free rate. Expected future volatility is estimated using a historical volatility lookback period that is consistent with the expected life of the option. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Any compensation expense related to unvested stock option awards is reversed at the time of forfeiture.
Earnings per share
Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The following tables illustrate the Company’s earnings per share for the periods presented.
2024
Net income attributable to shareholders	$27,199
Less: Preferred stock dividends	(728)
Less: Effect of preferred share redemption	(709)
Net income available to common shareholders	$25,762
Basic:
Basic weighted average shares outstanding	25,965,724
Diluted:
Diluted weighted average shares outstanding	25,965,724
Net income per share
Basic	$0.99
Diluted	$0.99
The Series 1 NVCC preferred shares (as discussed in further detail in Note 9) are contingently issuable shares and do not have a dilutive impact. The outstanding employee stock options are dilutive but are de minimis and therefore have no impact on the Company’s reported income per share amounts.
Derivative financial instruments
Derivatives are measured and reported by the Company at fair value on the Consolidated Balance Sheet. The Company recognizes derivative assets in the Other assets line on the Consolidated Balance Sheet and derivative liabilities in the Other liabilities line on the Consolidated Balance Sheet.
Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest expense in the Consolidated Statement of Income. Cash flows from these derivatives are classified within the Consolidated Statement of Cash Flows based on the nature of the item being economically hedged (i.e., the cash flow classification of the non-designated derivative will be classified in accordance with the classification of the economic “hedged item”).
Hedge accounting
The Company has elected to designate certain derivatives as the hedging instrument in qualifying hedging relationships. Hedge accounting is generally permitted when the Company is exposed to a particular risk and meets specified criteria. For example, as it specifically pertains to the Company, these include interest rate or foreign exchange risk, which cause fluctuations in the fair value of an asset or liability or changes in the value of the net assets of one or multiple hedged foreign subsidiaries, respectively.
Derivative contracts designated as hedging the risks associated with changes in fair value of recognized assets and liabilities are referred to as fair value hedges. Hedging relationships that utilize derivatives and / or debt instruments to manage the foreign exchange risk associated with net investments in foreign subsidiaries (i.e., net investments in a foreign operation) are classified as net investment hedges.
To meet the criteria for hedge accounting, the Company prepares hedge documentation which includes information regarding the designated hedging instrument(s) and associated hedged item(s), how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking hedging instruments to specific hedged items such as assets or liabilities on the Consolidated Balance Sheet or net investments in foreign subsidiaries.
In order to qualify for hedge accounting, a hedging relationship must be expected to be highly effective on a prospective (forward-looking) and retrospective (backward-looking) basis. The Company formally

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
assesses, both at the inception of the hedge and on an ongoing basis thereafter, whether the hedging instruments that are used in hedging transactions are highly effective in offsetting changes in the fair value of recognized assets or liabilities attributable to changes in interest rates, for fair value hedges, or the changes in value of investments in the net assets of hedged foreign subsidiaries attributable to changes in foreign currency exchange rates, for net investment hedges.
The Company has established two main hedging programs, as detailed below: (a) fair value hedging relationships and (b) net investment hedging relationships.
Fair value hedges
The Company executes interest rate swaps and designates these derivatives to fair value hedging relationships in order to mitigate the changes in fair value of the hedged item (i.e., fixed rate assets), attributable to fluctuations in the benchmark interest rate. In a fair value hedge, the change in the fair value of the hedging instrument is recognized in interest income in the Consolidated Statement of Income. The change in the fair value of the hedged item, attributable to changes in the benchmark interest rate, is recorded as part of the carrying value of the hedged item (i.e., through a fair value hedge basis adjustment) and is also recognized in interest income in the Consolidated Statement of Income. Cash flows associated with derivatives designated as fair value hedges are classified within operating activities of the Consolidated Statement of Cash Flows, consistent with the cash flows from the hedged assets (i.e., interest received).
The Company uses the dollar offset method to assess hedge effectiveness prospectively as of hedge inception and prospectively / retrospectively on an ongoing basis subsequent to hedge designation. To the extent the ratio produced by the dollar offset test at hedge inception and on an ongoing basis subsequent to hedge inception is between 80% and 125%, the hedging relationship is deemed highly effective, and hedge accounting may be applied.
Net investment hedges
The Company uses foreign currency forward contracts and foreign currency-denominated debt instruments to manage the foreign exchange risk associated with the Company’s net investment(s) in foreign subsidiaries. For derivatives designated as the hedging instrument in qualifying net investment hedges, the changes in fair value of the derivative attributable to changes in foreign exchange spot rates are recognized in Foreign exchange gain on translation of foreign operations, with the remaining changes in fair value recorded in Accumulated other comprehensive income. The initial value of components excluded from the assessment of effectiveness (i.e., forward points) are reclassified from Accumulated other comprehensive income and recorded in earnings using a systematic and rational method over the life of the hedging instrument. Cash flows associated with derivatives designated as net investment hedges are classified within investing activities of the Consolidated Statement of Cash Flows, consistent with the nature of the underlying exposure (i.e., hedged net investment in foreign subsidiary).
For foreign currency-denominated debt instruments designated as the hedging instrument in qualifying net investment hedges, the gain or loss resulting from revaluing the debt at foreign exchange spot rates is reported in Foreign exchange gain on translation of foreign operations. Cash flows for non-derivative instruments, such as foreign currency-denominated debt, designated as net investment hedges are classified within financing (for principal payments) or operating (for interest payments) activities of the Consolidated Statement of Cash Flows, consistent with the Company’s classification of debt-related cash flows.
To the extent the notional amounts of the hedging instruments equal the portion of the net investment equity balance being hedged and the underlying exchange rate of the derivative / non-derivative hedging instrument is the same as the exchange rate between the functional currency of the investee and the hedging entity’s functional currency, the hedging relationship is considered to be perfectly effective and no quantitative assessment of effectiveness is deemed necessary.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Discontinued hedge accounting
A hedging instrument must be highly effective in accomplishing the hedge objective by offsetting changes in the fair value of the hedged item for the risk being hedged. Management may voluntarily de-designate an accounting hedge at any time, but if a hedging relationship is no longer highly effective at any point as of hedge inception or subsequently thereafter, it no longer qualifies for hedge accounting and must be de-designated as of the date of the last effectiveness assessment which exhibited a highly effective result. In these instances, subsequent changes in the fair value of the derivative are recognized in non-interest expense. For fair value hedges, no additional basis adjustments shall be recorded with respect to the hedged item. Any remaining basis adjustment as of the de-designation date shall likewise be amortized to profit or loss over the hedged item’s remaining term via the effective interest method, until maturity or extinguishment. If the hedged item is derecognized, the unamortized fair value hedge basis adjustment is recognized immediately within interest income in the Consolidated Statement of Income. For net investment hedges, the Foreign exchange gain on translation of foreign operations balance attributable to the translation gain or loss based on fluctuations in foreign exchange spot rates are frozen until the foreign operation is sold or substantially liquidated. This would also apply to amounts related to excluded components not yet recognized using the amortization approach. Future changes in the derivative’s full fair value (spot and forward points) and non-derivative instrument changes in value due to changes in spot rates after discontinuance of hedge accounting, however, will be recorded in current-period earnings, if not terminated or redesignated to a new qualifying net investment hedging relationship.
Subordinated Debt
The Company initially records its subordinated notes equal to the proceeds received, which is equal to the aggregate principal amount of the notes adjusted for issuance costs and any premiums or discounts. Upon issuance of the notes, issuance costs and premiums or discounts are amortized using the effective interest method over the term of the notes.
Revenue from contracts with customers
The Company’s non-interest income stream is substantially derived from the operations of DRTC and its wholly owned subsidiaries. DRTC’s non-interest income primarily relates to professional services rendered related to IT security assurance services, supervisory control and data acquisition system assessments, as well as IT security training. Revenue is recognized when service is rendered, and performance obligations have been satisfied, and no material uncertainties remain as to the collection of receivables. A performance obligation is deemed satisfied when the control over goods or services is transferred to the customer. Control is transferred to a customer either at a point in time or over time. To determine when control is transferred at a point in time, the Company considers indicators, including but not limited to the right to payment for the asset, transfer of significant risk and rewards of ownership of the asset, and acceptance of the asset by the customer. As control is transferred over a period of time, revenue is recognized on a straight-line basis over the life of the contract. Advances and progress billings (contract liabilities) arise when the Company receives payments from customers in advance of recognizing revenue.
Leases
The Company determines if an arrangement is a lease at inception, with certain premises and equipment being classified as either operating or finance leases. Operating and finance lease right-of-use (“ROU”) assets and lease liabilities are included in other assets and other liabilities, respectively on the Company’s Consolidated Balance Sheet. ROU assets represent the Company’s right-of-use of an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments pursuant to the Company’s leases. The ROU assets and liabilities are recognized at commencement of the lease based on the present value of lease payments over the lease term. To determine the present value of lease payments, the Company uses the rate implicit in each lease, if determinable, or its incremental borrowing rate. The lease

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PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Lease expense for finance leases is composed of both interest expense on the lease liability and the amortization of the ROU asset and is recognized over the lease term. For leases that include both lease and non-lease components, the Company has not applied the practical expedient to combine lease and non-lease components and, instead, have accounted for each component separately.
Transfers of financial assets
The Company has loan participation agreements with certain counterparties, for which it is generally the servicer. If the transfer of an entire loan or portion of a loan to a third party does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $3,651 in secured borrowings as of October 31, 2024. Transfers of loans, portions of loans meeting the definition of a participating interest, and other financial assets are accounted for as sales on the transaction settlement date when control has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of such right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through a repurchase agreement or other means. Upon sale, the loans or other financial assets are derecognized from the Company’s Consolidated Balance Sheet.
When the Company has continuing involvement in the transferred financial assets as the servicer of the loans, servicing assets or liabilities may be recorded as the Company receives servicing fees as compensation. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value and subsequently measured using the amortization method.
Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). This ASU was issued in response to the global transition away from interbank offered rates (“IBORs”), such as CDOR, and provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. Additionally, the ASU allowed for changes in the critical terms of certain hedge accounting relationships without automatic termination of those hedges, providing various practical expedients and elections designed to allow hedge accounting to continue uninterrupted during the transition period. The guidance was effective for all reporting entities immediately upon issuance and was subsequently amended by ASU 2021-01, Reference Rate Reform (Topic 848): Scope (“ASC 848”). The January 2021 update provided an election to account for derivatives modified to change the rate used for discounting, margining, or contract price alignment as modifications. The Company adopted ASC 848, which did not have a material impact on its consolidated financial statements. Although ASC 848 has expired as of the date of these financial statements, the Company has appropriately applied the optional expedients adopted under ASC 848.
In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments — Credit Losses (Topic 326):   Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”). This ASU addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (“ASU 2016-13”) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted ASU 2022-02 on November 1, 2024, which did not have a material impact on its consolidated financial statements.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280):   Improvements to Reportable Segment Disclosures (“ASU 2023-07”), intended to improve reportable segments disclosure

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PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
requirements primarily through enhanced disclosures about significant segment expenses. The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments’ profit or loss and assets disclosures currently required annually by Topic 280 along with those introduced by the ASU to be reported on an interim basis. The Company has elected to early adopt ASU 2023-07 on a retrospective basis for its annual period ending October 31, 2025 and the ASU for the interim period beginning January 31, 2025.
Future accounting pronouncements
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740):   Improvements to Income Tax Disclosures (“ASU 2023-09”), intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by each jurisdiction that meets a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws; enactment of new tax credits; effect of cross border tax laws; valuation allowances; non-taxable items and non-deductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold. This ASU is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company plans to adopt the ASU for the annual reporting period beginning on November 1, 2025, and is currently evaluating the impact of the ASU on its disclosures.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”), to improve the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity’s definition of selling expenses. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within fiscal years beginning after December 15, 2027. The transition method is prospective with the retrospective method permitted. The Company is currently evaluating the impact these changes may have on its consolidated financial statements.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40) (“ASU 2025-06”), intended to modernize the accounting for software costs related to internal-use software. While the current requirements, capitalization of software development costs for internal-use software is required once the preliminary project stage is complete, under ASU 2025-06, capitalization will commence once management has authorized and committed to funding the project and it is probable the project will be completed and the software will perform as intended. ASU 2025-06 will be effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact these changes may have on its consolidated financial statements.
In November 2025, the FASB issued ASU No. 2025-08, Financial Instruments — Credit Losses (Topic 326):   Purchased Loans (“ASU 2025-08”), which introduces changes to the accounting for certain

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VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
acquired seasoned loans subject to the CECL model. The amendments do not change the accounting for originated assets, purchased credit deteriorated (“PCD”) assets, or other acquired assets. Under ASU 2025-08, the initial allowance for credit losses for loans within the scope is recorded as an adjustment to the loans’ amortized cost basis such that the day one credit loss estimate is accreted into interest income over time rather than recognized immediately in earnings. Subsequent changes in expected credit losses are recognized in earnings through credit loss expense. ASU 2025-08 will be effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and is to be applied prospectively. The Company is currently evaluating the impact these changes may have on its consolidated financial statements.
3.   Investment Securities
(a)   Equity securities
The Company has a 9% common equity investment in Stablecorp. The Company has determined that Stablecorp is a VIE, but that it does not have the power to direct the activities that most significantly impact Stablecorp’s economic performance due to its limited voting interest and governance rights. As such, the Company determined it does not hold a controlling financial interest in and does not consolidate Stablecorp nor does it have the ability to exert significant influence due to its limited voting interest and governance rights. The carrying amount of the Company’s equity interest in Stablecorp amounted to $684 at October 31, 2024, which has been reported within Other Assets in the Consolidated Balance Sheet. The Company’s maximum exposure to loss from the investment in Stablecorp is limited to its equity interest. The Company has neither provided financial or other support that it was not contractually required to provide during the year ended October 31, 2024 nor intends to provide such support going forward. Refer to Note 16 for additional information relating to the Stablecorp investment.
The Company has an investment in the Federal Reserve Bank that is recorded at cost and amounted to $2,826 at October 31, 2024.
(b)   Debt securities
The following table summarizes the amortized cost and fair value of available-for-sale and held-to-maturity debt securities, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated and other comprehensive income (loss) and gross unrecognized gains and losses recognized in income as of October 31, 2024:
Available-for-sale Securities	Year ended October 31, 2024
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Allowance for Credit Losses	Fair value
Government of Canada securities	$111,453	$14	$—	$—	$111,467
U.S. Government Sponsored and Agency securities	3,148	1	(2)	—	3,147
U.S. Treasury securities	97,450	1	—	—	97,451
Total securities available-for-sale	$212,051	$16	$(2)	$—	$212,065
Held-to-Maturity Securities
Corporate bonds(1)	12,657	—	(3,669)	—	8,988
Total securities held-to-maturity	$12,657	$—	$(3,669)	$—	$8,988

(1)
Excludes $58 of accrued interest receivable as of October 31, 2024.

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VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The amortized cost and fair value of the Company’s debt securities at October 31, 2024, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Available for sale		Held to maturity
	Amortized cost	Fair value	Amortized cost	Fair value
Due before one year	$211,933	$211,946	$—	$—
Due after 1 year through 5 years	—	—	—	—
Due after 5 years through 10 years	—	—	—	—
Due after 10 years	118	119	12,657	8,988
	$212,051	$212,065	$12,657	$8,988
The table below indicates the length of time individual securities had been in continuous unrealized loss positions at October 31, 2024:
Available-for-sale		Less than 12 months		12 months or longer		Total
	Number of Securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government of Canada securities	—	$—	$—	$—	$—	$—	$—
U.S. Government Sponsored and Agency securities	1	3,028	(2)	—	—	3,028	(2)
U.S. Treasury securities	—	—	—	—	—	—	—
	1	$3,028	$(2)	$—	$—	$3,028	$(2)
Held-to-maturity
Corporate bonds	2	$—	$—	$8,988	$(3,669)	$8,988	$(3,669)
	2	$—	$—	$8,988	$(3,669)	$8,988	$(3,669)
Available-for-sale securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. Management has evaluated the portfolio of securities above, which represent investments backed by sovereign issuers, and has determined that the reduction in fair value is largely due to changes in market conditions and interest rates, rather than credit quality. As no individual unrealized losses as at October 31, 2024 are attributable to credit losses, none of the losses have been recognized in income. Management does not intend to sell and does not expect it will be required to sell the investments.
Held-to-maturity securities are evaluated under the CECL methodology for estimating credit losses. The Company’s assessment is presented in Note 4 — Credit assets and Allowance for Credit Loss.
4.   Credit assets and Allowance for Credit Loss
The following table presents the composition of the Company’s credit asset portfolio by portfolio segment and class of credit assets, net of deferred fees and costs. Credit assets are reported at their amortized cost basis. The total net credit assets outstanding were $3,030 as of October 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
2024
RPP Financing	$2,373,378
Multi-Family Residential Loans
Insured Real Estate	132,820
Uninsured Real Estate	435,218
Other Financing	78,153
Total credit assets	$3,019,569
Deferred fees, net of origination costs(a)	(1,890)
Credit assets, net of deferred fees and costs	$3,017,679
Allowance for credit losses	(3,288)
Accrued interest	15,570
Net credit assets	$3,029,961

(a)
Substantially all deferred fees, net of origination costs, relate to Multi-Family Residential Loans

The ACL fluctuates each period based on factors such as changes in loan composition and growth, variations in nonperforming loan amounts, economic forecasts influencing expected loss drivers, and other key assumptions and model inputs under CECL. The increase in the allowance for the period ended October 31, 2024 was attributable to the Stearns Bank Holdingford N.A. acquired portfolio (see Note 19) and credit asset growth in the RPP financing business. This overall increase in allowance was offset by a decrease in the Multi-family Residential loan portfolio allowance driven by payoffs observed in the same period and corresponding qualitative adjustments reflecting the reduced risk associated with those exposures.
The following table presents the activity in the ACL by segment. The portfolio segments represent the categories that the Company uses to determine its ACL:
October 31, 2024	RPP Financing	Multi-Family Residential Loans	Other Financing	HTM Corporate Bonds	Total
Allowance for credit losses
Beginning balance	$72	$2,667	$404	$78	$3,221
Provision/(credit) for credit losses	642	(1,258)	702	(1)	85
Loans charged-off	—	—	(3)	—	(3)
Recoveries	—	—	—	—	—
Foreign exchange adjustments	$(15)	$18	$(18)	$—	$(15)
Total ending allowance balance	$699	$1,427	$1,085	$77	$3,288
Accrued interest receivable of $15,570 as of October 31, 2024 was excluded from the amortized cost basis of credit assets for purposes of the allowance for credit losses in accordance with the Company’s accounting policy
Net charge-offs (recoveries) for the year ended October 31, 2024 was $3, all of which were in the Other Financing category.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The following table presents the recorded investment in non-accrual credit assets, credit assets past due over 90 days and still accruing by class of credit asset, net of deferred fees and costs:
October 31, 2024	Non-accrual	Non-accrual Without an ACL	Credit Assets Past Due 90+ Days and Still Accruing
RPP Financing	$—	$—	$2,063
Other Financing	121	—	—
Total	$121	$—	$2,063
Interest income on nonaccrual credit assets was immaterial for the year ended October 31, 2024.
The following table presents the aging of the recorded investment in past due credit assets by class of credit asset, net of deferred fees and costs:
October 31, 2024	30 – 59 Days	60 – 89 Days	90 Days and Greater	Total Past Due	Current Credit assets	Total
RPP Financing	$12,212	$7,016	$2,063	$21,291	$2,352,057	$2,373,348
Multi-Family Residential Loans – Insured Real Estate	—	—	—	—	132,820	132,820
Multi-Family Residential Loans – Uninsured Real Estate	—	—	—	—	433,283	433,283
Other Financing	149	77	49	275	77,953	78,228
HTM Corporate Bonds	—	—	—	—	12,657	12,657
Total	$12,361	$7,093	$2,112	$21,566	$3,008,770	$3,030,336
The Company manages its credit risk derived from credit asset investment activity using board-approved policies consisting of approval procedures and limits on loan amounts, portfolio concentration, geographic concentration, industry concentration, asset category, limits on loans to any one entity and associated groups, a risk rating policy that provides for risk rating each asset in its total asset portfolio, and early recognition of problem accounts with an action plan for each account. The Risk Oversight Committee of the Board of Directors reviews these policies on an ongoing basis.
The Company assigns an internal risk rating to each lending exposure at origination, during annual review, or upon amendment of an existing facility. As part of its credit risk management strategy, the Company also performs regular reviews of watchlist accounts, impaired credit assets, accounts in arrears, and expected credit loss analyses on a quarterly basis. Risk ratings incorporate the credit risk characteristics of the borrower, the structure of the facility, and relevant macroeconomic and market conditions.
The Company categorizes risk ratings, updated and/or reviewed quarterly, as follows:
•
Satisfactory — Exposures considered to be of acceptable credit quality.

•
Watchlist — Exposures that demonstrate potential credit weakness or adverse trends that, if unmitigated, could negatively impact collectability.

•
Classified — Exposures for which collection of contractual payments is uncertain and repayment of principal and/or interest is at risk.

The following table presents credit asset balances, net of deferred fees and costs, by risk rating, or credit quality indicator, and year of origination as of October 31, 2024. Amounts for periods prior to 2020 are presented in the aggregate:

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PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
October 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving	Total
RPP Financing
Satisfactory	$1,106,689	$687,942	$341,301	$87,812	$41,878	$4,846	$30,171	$2,300,639
Watchlist	8,942	35,311	18,994	5,535	2,637	1,263	27	72,709
Classified	—	—	—	—	—	—	—	—
Total	$1,115,631	$723,253	$360,295	$93,347	$44,515	$6,109	$30,198	$2,373,348
Multi-Family Residential Loans – Insured Real Estate
Satisfactory	$58,170	$—	$—	$24,128	$—	$1,470	$49,052	$132,820
Watchlist	—	—	—	—	—	—	—	—
Classified	—	—	—	—	—	—	—	—
Total	$58,170	$—	$—	$24,128	$—	$1,470	$49,052	$132,820
Multi-Family Residential Loans – Uninsured Real Estate
Satisfactory	$53,320	$165,003	$93,130	$22,740	$16,999	$20,276	$14,833	$386,301
Watchlist	—	25,179	6,051	—	5,124	10,628	—	46,982
Classified	—	—	—	—	—	—	—	—
Total	$53,320	$190,182	$99,181	$22,740	$22,123	$30,904	$14,833	$433,283
Other Financing
Satisfactory	$3,458	$13,713	$28,910	$15,709	$4,077	$7,811	$4,222	$77,900
Watchlist	—	39	222	47	14	6	—	328
Classified	—	—	—	—	—	—	—	—
Total	$3,458	$13,752	$29,132	$15,756	$4,091	$7,817	$4,222	$78,228
HTM Corporate Bonds
Satisfactory	$—	$—	$—	$—	$—	$12,657	$—	$12,657
Watchlist	—	—	—	—	—	—	—	—
Total	$—	$—	$—	$—	$—	$12,657	$—	$12,657
Total
Satisfactory	$1,221,637	$866,658	$463,341	$150,389	$62,954	$47,060	$98,278	$2,910,317
Watchlist	8,942	60,529	25,267	5,582	7,775	11,897	27	120,019
Classified	—	—	—	—	—	—	—	—
Total	$1,230,579	$927,187	$488,608	$155,971	$70,729	$58,957	$98,305	$3,030,336
Loan modifications extended to borrowers experiencing financial difficulty were immaterial for the year ended October 31, 2024.
5.   Leases
The Company’s leased assets are composed of both operating and finance leases which relate to office space and equipment used in business operations. The Company’s leases do not provide an implicit interest rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine the present value of operating lease liabilities at the inception of the lease.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The following tables present the Company’s lease cost and other information related to its leases:
At October 31, 2024
Lease Assets
Operating lease assets	$2,073
Finance lease assets	12
Total lease assets	$2,085
Lease Liabilities
Operating lease liabilities	$2,120
Finance lease liabilities	14
Total Lease liabilities	$2,134
The following table summarizes the weighted-average remaining lease term (in years) and the weighted-average discount rate as it relates to the Company’s operating and finance leases:
At October 31, 2024
Weighted average remaining lease term – operating leases	5.1
Weighted average remaining lease term – finance leases	0.6
Weighted average discount rate – operating leases	3.61%
Weighted average discount rate – finance leases	8.03%
Lease cost and other information associated with these lease commitments are as follows:
At October 31, 2024
Operating lease cost	$600
Finance lease cost
Amortization of right-of-use assets	28
Interest on lease liabilities	2
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows relating to operating leases	$592
Financing cash outflows relating to finance leases	33
Supplemental non-cash information on lease liabilities:
Operating lease liabilities arising from obtaining right-of-use assets	24
Finance lease liabilities arising from obtaining right-of-use assets	—
The following table presents the remaining maturity of lease liabilities as well as the reconciliation of undiscounted lease payments to the discounted operating lease liabilities. All finance leases mature in fiscal year 2025 and have not been presented in the table below.

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PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
At October 31, 2024
Lease liabilities maturing in:
2025	$597
2026	423
2027	410
2028	410
2029	365
Thereafter	124
Total	$2,329
Less: Present value discount	(209)
Total lease liabilities	$2,120
6.   Premises and Equipment
Premises and equipment are as follows:
At October 31, 2024
Total Premises and equipment, cost	$26,353
Less: accumulated depreciation and amortization	(9,211)
Total Premises and equipment, net	$17,142
Depreciation expense for the year ended October 31, 2024 was $1,135.
7.   Goodwill and Intangible Assets
In August 2024, the Company acquired VersaBank USA. The following table summarizes the activity in the Company’s goodwill balance by reportable segment:
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC
Balance as of November 1, 2023	$—	$—	$—	$4,128
Goodwill from acquisitions	—	4,097	—	—
Transfers and re-allocations of goodwill	—	—	—	—
Balance as of October 31, 2024	$—	$4,097	$—	$4,128
There was no goodwill impairment identified for the fiscal year ended October 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
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VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The following table summarizes the Company’s intangible assets:
October 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,339	$512	$827
Customer deposits	1,921	—	1,921
Computer software	7,574	279	7,295
Other	789	316	473
Total	$11,623	$1,107	$10,516
The amortization expense for intangible assets that are subject to amortization was $279 for the fiscal year ended October 31, 2024.
Estimated future amortization expense related to finite-lived intangible assets for each of the next five years is as follows:
Total
2025	$982
2026	982
2027	982
2028	982
2029	982
8.   Debt and Deposits
The following table presents the scheduled maturities of time and demand deposits as of October 31, 2024, which includes $26,882 of demand deposits and $37,560 of time deposits in offices outside Canada:
Total Deposits
Demand Deposits	$523,646
2025	1,580,155
2026	354,211
2027	165,779
2028	239,233
2029	50,935
Over 5 years	—
Accrued Interest	55,222
Total deposits	$2,969,181
Subordinated Debt
October 31, 2024	Principal Amount	Unamortized Debt Discounts and Issuance Costs	Net Carrying Amount
April 2021 Notes (the “2021 Notes”)	$74,895	$(1,339)	$73,556

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VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
On April 30, 2021, the Company issued $75,000 of subordinated notes, the 2021 Notes. The 2021 Notes have a maturity date of May 1, 2031, a coupon rate of 5.00% per annum and a fixed effective interest rate of 5.38% until May 1, 2026, at which point the obligation switches to a floating rate. The Company may redeem the 2021 Notes, subject to regulatory approval, in whole or in part from time to time on not less than 30 nor more than 60 days’ prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest, on or after May 1, 2026.
On March 19, 2019, the Company issued $3,588 (CAD $5,000) of subordinated notes, with $359 (CAD $500) being held by a related party (Note 14). The 2019 Notes had a maturity date of March 14, 2029, a coupon rate of 5.00% per annum and an effective interest rate of 10.41%. On April 30, 2024, the Company redeemed the 2019 Notes for $3,588 (CAD $5,000).
The 2021 Notes include non-viability contingent capital (“NVCC”) provisions. In the case of a trigger event, as defined by OSFI, the Notes will be automatically and immediately converted, on a full and permanent basis, without the consent of the holder, into a specified number of common shares of the Company as determined using an automatic conversion formula with a multiplier of 1.5 and a conversion price based on the greater of: (i) a floor price of $0.54 (CAD $0.75) and (ii) the current market price of our common shares, which represents the volume weighted average price of common shares for the ten trading days ending on the trading day preceding the date of the trigger event. The number of shares issued is determined by dividing the par value of the Notes (plus accrued and unpaid interest on such Notes) by the conversion price and then applying the multiplier.
The amount of amortization of the discount and issuance costs on the Notes included in interest expense for the year ended October 31, 2024, was $175.
9.   Shareholders’ Equity
Common shares
For the year ended October 31, 2024, the Company issued 38,153 Common Shares for $569 related to stock options that were exercised in the period.
For the year ended October 31, 2024, the Company declared and paid dividends of $1,909 or $0.07 per common share.
Series 1 Preferred shares
On October 31, 2024, the Company redeemed all of its 1,461,460 outstanding Non-Cumulative Series 1 preferred shares using cash on hand. The amount paid on redemption for each share was $7.18 and in aggregate $10,488. Transaction costs, incurred at issuance in the amount of $709 were applied against retained earnings.
The preferred shares include NVCC provisions. Holders of Series 1 preferred stock were entitled to convert any or all of their Series 1 Preferred Shares into an equal number of non-cumulative floating rate Series 2 preferred shares of the Company on October 31, 2019 and on October 31 every five years thereafter. For the year ended October 31, 2024, the Company declared and paid dividends of $728 or $0.50 per preferred share.
Convertible Preferred Shares in DRTC
Certain members of management hold convertible preferred shares in DRTC. In accordance with the by-laws of DRTC, the convertible preferred shares will convert automatically, upon a change of control event, into an aggregate 28% common share ownership stake in DRTC.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
10.   Revenue from Contracts with Customers
All of the Company’s revenue from contracts with customers that are in the scope of ASC 606, Revenue from Contracts with Customers are recognized in non-interest income. The following table presents the Company’s revenue from contracts with customers:
Year ended October 31 2024
Professional services revenue	$8,254
Other	296
Total	$8,550
The below table presents the Company’s contract balances:
	October 31, 2024	November 1, 2023
Receivables	$1,604	$1,777
Contract liabilities	304	214
11.   Derivatives
The Company uses interest rate swaps and foreign exchange derivatives / non-derivative instruments in connection with its risk management objectives and strategies to hedge certain risks (i.e., interest rate risk and foreign exchange risk) of the Company. The Company applies hedge accounting where it meets the qualification, documentation and effectiveness requirements stipulated by ASC 815. For example, the Company holds fixed-rate long-term loans / investments and enters into certain pay-fixed, receive-variable-rate interest rate swaps to convert the fixed interest payments to variable. In addition, foreign exchange forward contracts / non-functional currency denominated debt instruments are used to hedge foreign currency-denominated net investment exposures. This strategy is intended to mitigate translation risk stemming from fluctuations in foreign exchange rates between the Company’s functional currency, CAD, and the foreign currency of its net investment(s), USD, ultimately impacting the Company’s consolidated financial position.
Information pertaining to the Company’s derivative activities is presented in the tables below:
Derivative notional amounts
For the year ended October 31, 2024
Designated as accounting hedges under ASC 815
Interest rate	$15,787
Foreign exchange	66,000
Total	$81,787

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Derivative fair values
	For the year ended October 31, 2024
	Other assets	Other liabilities
Designated as accounting hedges under ASC 815
Interest rate	$14	$—
Foreign exchange	1	—
Non-designated derivatives
Foreign exchange	—	—
Total	$15	$—
Fair value hedges
The following table summarizes the gains (losses) on the Company’s fair value hedges recognized in interest income on the Consolidated Statement of Income:
Gains (losses) on fair value hedges
For the year ended October 31, 2024
Interest income
Gain (loss) on the hedging derivatives
Interest rate	$(1,088)
Gain (loss) on the hedged item
Interest rate	$1,910
Total	$822
Total interest income on the Consolidated Statement of Income for the year ended October 31, 2024 was $210,621.
Cumulative fair value hedge basis adjustment
The table below presents the carrying amount of the Company’s hedged assets designated under qualifying fair value hedges as of October 31, 2024, along with the cumulative fair value hedge basis adjustments included in the carrying value of those hedged assets that would reverse through earnings in future periods.
For the year ended October 31, 2024
Credit assets, net of deferred fees and costs
Carrying amount of hedged assets	$16,074
Cumulative basis adjustment increasing (decreasing) the carrying amount	$808
Net investment hedges
The Company is exposed to foreign currency risk associated with the net assets of non-CAD functional entities and uses foreign exchange forward contracts and non-CAD denominated debt to mitigate this risk.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Foreign exchange forward contracts
The following table presents the pre-tax impact of derivatives designated as net investment hedges of foreign exchange gains (losses) on translation of foreign operations. Other than amounts excluded from effectiveness testing, there were no other material gains (losses) reclassified from Accumulated other comprehensive income to earnings during the year ended October 31, 2024.
For the year ended October 31, 2024
Gain/(loss) on derivative recognized in Foreign exchange gain on translation of foreign operations	$(2,465)
For the year ended October 31, 2024, changes in fair value of derivatives designated to net investment hedging relationships attributable to excluded components recognized in current income resulted in immaterial gains (losses).
Total non-interest income on the Consolidated Statement of Income for the year ended October 31, 2024 was $8,550.
12.   Income Taxes
Income tax expense consisted of the following:
Year ended October 31, 2024
Current
U.S. Federal	$450
U.S. State and local	288
Outside of the U.S.	9,044
Total Current	$9,782
Deferred
U.S. Federal	$536
U.S. State and local	—
Outside of the U.S.	1,786
Total deferred	$2,323
Total income tax expense	$12,104
The differences between applicable income tax expense (benefit) from continuing operations and the amounts computed by applying the statutory Canadian combined integrated federal and provincial income tax rate of 26.5% for 2024, are as follows:
	2024
	Amount	%
Computed tax expense at Canadian statutory rate	$10,414	26.5
Tax rate differential on U.S. operations	(96)	(0.24)
Change in valuation allowances on deferred tax assets	1,659	4.22
Permanent differences	256	(0.65)
Adjustments for prior years	(243)	(0.62)
Other	114	0.28
Effective income tax expense	$12,104	30.79

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The Company uses the flow through method of accounting for investment tax credits under which the credits are recognized as a reduction to income tax expense in the period in which the credit arises. During the fiscal year ended October 31, 2024, $324 of tax credits were recognized as a reduction to income tax expense, respectively.
Deferred tax assets and liabilities, which are included in Other Assets and Other Liabilities respectively on the Consolidated Balance Sheet, consist of the following:
At October 31, 2024
Deferred tax asset:
Deferred loan fees	$502
Loss carry forwards	1,240
Valuation allowances on deferred tax assets	(1,674)
Premises and equipment, and right-of-use assets	956
Other	3,711
Total gross deferred tax assets	$4,735
Deferred tax liabilities:
Premises and equipment, and right-of-use assets	$(611)
Share issue and financing costs	(356)
Deposit commissions	(1,617)
Other	(990)
Total gross deferred tax liabilities	(3,574)
Net deferred tax asset	$1,161
Management assesses all available positive and negative evidence to determine whether it is more likely than not that the Company will be able to recognize the existing deferred tax assets. If that threshold is not met, a valuation allowance is established against the deferred tax asset. The federal and state valuation allowance at October 31, 2024, was $1,674.
In addition, the Company has approximately $7,681 of capital loss carry forwards which may be applied against future capital gains and for which the deferred tax asset of $1,020 has been recognized. These capital loss carry forwards can be carried forward indefinitely.
A deferred tax liability on taxable temporary differences of $2,995 at October 31, 2024, relating to the Company’s investment in its subsidiaries was not recognized as the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.
13.   Stock-based Compensation
Stock options
The Company has a stock option plan for its employees and officers, and the Company recognizes compensation expense in accordance with ASC 718, Stock Based Compensation. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes model takes into consideration the closing share price on the grant date, the exercise price, the expected option life, the expected dividend yield, the expected volatility and the risk-free interest rate. The Company’s estimate of the fair value of a stock option is based on expectations derived from historical

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
experience and may not necessarily equate to its market value when fully vested. In accordance with ASC 718, the Company estimates the number of options for which the requisite service is expected to be rendered.
A summary of the Company’s stock options is presented below:
Options	Shares	Weighted-Average Exercise Price (CAD)	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at October 31, 2023	874,393	15.90	1.2	$1,919
Granted	—	—
Exercised	(38,153)	15.90
Expired	—	—
Forfeited	(17,115)	15.90
Outstanding at October 31, 2024	819,125	15.90	0.2	$2,040
Exercisable at October 31, 2024	538,280	15.90	0.2	$1,293
Proceeds from stock options exercised were $439 during the year ended October 31, 2024.
The total intrinsic value of options exercised during the year ended October 31, 2024 was $130. The total fair value of shares issued during the year ended October 31, 2024 was $569.
As of October 31, 2024, there was $58 of total unrecognized compensation cost related to unvested stock options granted under the stock-based compensation plan. The Company expects to recognize that cost over a weighted-average period of 0.2 years. Compensation expense recorded related to stock options was $256 for the year ended October 31, 2024.
14.   Related Party Transactions
The Company provides various banking services to related parties and enters into contractual agreements and other operations with related parties. A related party is considered to be a person or entity that has the ability to exercise some level of control, influence, or joint control over another entity in making financial or operational decisions. The Company considers the following to be related parties:
•
Its key management personnel and members of their immediate family;

•
Entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel and their immediate family; and,

•
Significant minority shareholders.

The Company’s Board of Directors and Senior Executive Officers are key management personnel. They have the authority and responsibility for planning, directing, and controlling the activities of the Company, both directly and indirectly. Related party transactions are summarized as follows
At October 31, 2024
Mortgages and other loans	$6,187
Deposits and Subordinated notes payable	304
$6,491

1)
At October 31, 2024, amounts due from key management personnel totaled $1,076 and an amount due from a corporation controlled by key management personnel totaled $5,095.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
2)
The interest rates charged on loans and advances to related parties are based on mutually agreed upon terms. Interest income earned on related party loans for the year ended October 31, 2024 totaled $119.

3)
There were no specific provisions for credit losses associated with loans issued to key management personnel for the year ended October 31, 2024, and all loans issued to key management personnel were current as at October 31, 2024.

4)
On April 30, 2024, the Company redeemed all of its issued and outstanding $3,588 (CAD $5,000) subordinated note payable originally issued in April 2019; $359 (CAD $500) of this amount was held by a related party.

15.   Commitments and Contingencies
(a)   Financial instruments with off-balance-sheet risk
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the Consolidated Balance Sheet when they become payable. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The contractual, or notional, amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
The contract amounts and maturity term of the Company’s unused credit commitments are as follows:
At October 31, 2024
Loan commitments	$455,866
Standby letters of credit	47,113
$502,979
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Such commitments are normally based on the full amount of collateral in a customer’s investment account. The majority of such lines of credit have historically not been drawn upon.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds residential or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The Company reduces any potential liability on its standby letters of credit based upon its estimate of the proceeds obtainable upon the liquidation of the collateral held. Fair values of unrecognized financial instruments, including commitments to extend credit and the fair value of letters of credit, are considered immaterial.
In the ordinary course of business, assets are pledged against the off-balance sheet letters of credit and against outstanding derivatives in the amount of $10,046 for the year ended October 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
(b)   Concentration of Credit Risks
The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. CECL accounting guidance requires the establishment of an allowance for loss on such unfunded instruments. To establish that allowance, the Company generally utilizes the same methodologies as it does to establish allowances on outstanding loans, adjusted for estimated usage as appropriate. Refer to the ‘Summary of Significant Accounting Policies: Loans, net of Allowance for Credit Loss’ for the Company’s credit loss methodology. The allowance for credit loss on these unfunded instruments is immaterial.
Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash investments including due from banks, interest-bearing deposits with banks, government bonds, and credit assets.
16.   Fair Value of Financial Instruments
ASC 825, Financial Instruments, requires disclosure of the estimated fair value of an entity’s assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered to be financial instruments. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company’s general practice and intent to hold its financial instruments to maturity whether or not categorized as “available-for-sale” and not to engage in trading or sales. For fair value disclosure purposes, the Company utilized the fair value measurement criteria of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”).
Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1:   Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:   Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:   Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
There were no transfers between levels in 2024 for fair value disclosure purposes.
The Company utilized certain value measurement criteria required under the ASC 820, as discussed below.
Estimated fair values have been determined by the Company using the best available data and an estimation methodology it believes to be suitable for each category of financial instruments. Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.
Assets and Liabilities Measured on a Recurring Basis
Assets measured on a recurring basis are limited to the Company’s available-for-sale securities portfolio, its investment in Stablecorp, and derivative contracts.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
The available-for-sale portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. The combined carrying value and accrued interest approximates fair value.
The estimated fair value of the Stablecorp investment is classified as Level 3 in the fair value hierarchy as the determination of fair value did not use inputs that were based on observable market data given that the entity is privately-held.
The fair value of derivatives is based on net discounted cash flows using market interest rates and applicable credit spreads for the counterparty.
The Company holds over the counter (“OTC”) derivative instruments, including foreign exchange forwards and interest rate swaps, which are valued using observable market inputs and standard valuation techniques. The Company’s derivative instruments are classified as Level 2 within the fair value hierarchy.
The foreign exchange forwards are valued using an income approach that relies on observable market forward exchange rates for the underlying currency pairs. The fair value is calculated as the difference between the forward market rate and the contractual rate, multiplied by the notional amount and discounted using relevant interest rate curves.
The interest rate swaps are valued using a discounted cash flow methodology. This approach incorporates observable inputs, including the contractual terms of the swap and the prevailing market interest rate curves. The resulting future cash flows are discounted to their present value using current interest rate benchmark rates (i.e., Canadian Overnight Repo Rate Average (“CORRA”)).
All derivative transactions are executed under International Swaps and Derivatives Association (“ISDA”) agreements or similar industry-standard contracts. Under these arrangements, the Company typically does not post or receive collateral.
Fair value measurements consider credit risk factors, including both counterparty credit risk and the Company’s own non-performance risk. The Company actively manages credit risk associated with these instruments by transacting only with counterparties that have investment-grade credit ratings and by continuously monitoring the financial condition of its counterparties.
Assets and liabilities measured at fair value on a recurring basis are summarized below:
October 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Investment securities available-for-sale
Government of Canada securities	$111,467	$111,467	$—	$—	$111,467
U.S. Government Sponsored and Agency securities	3,147	3,147	—	—	3,147
U.S. Treasury securities	97,451	97,451	—	—	97,451
Stablecorp investment	684	—	—	684	684
Derivative assets	15	—	15	—	15
There were no material assets measured at fair value on a non-recurring basis as at October 31, 2024.
Assets and Liabilities Not Measured on a Recurring Basis
The fair value amounts have been determined using the following valuation methods and assumptions:
•
The estimated fair values of cash and cash equivalents are assumed to approximate their carrying values.

•
The fair value of held-to-maturity securities are based on quoted market prices.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
•
The fair value of credit assets is based on net discounted cash flows using market interest rates and applicable credit spreads for borrowers.

•
The fair value of other financial assets is approximately equal to their carrying value due primarily to the short-term nature of the instruments.

•
Loans, deposits and subordinated notes payable are designated as amortized cost.

•
The fair value of deposits is determined based on discounted cash flows using market interest rates.

•
The fair value of other financial liabilities is approximately equal to their carrying value due to the short-term nature of the instruments except for lease obligations. However, the fair value of the Company’s lease obligations is approximately equal to their carrying value given that there has been minimal movement in the market interest rates associated with these leases.

•
The fair value of subordinated notes payable is determined based on discounted cash flows using current market interest rates.

Carrying amount and estimated fair values of financial instruments not carried at fair value were as follows:
October 31, 2024	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Financial Assets
Cash and due from banks	$147,790	$147,790	$—	$—	$147,790
Interest-bearing deposits in other banks	13,852	13,852	—	—	13,852
Securities held-to-maturity	12,657	—	8,988	—	8,988
Credit assets, net	3,029,961	—	—	2,984,361	2,984,361
Financial Liabilities
Non-interest-bearing deposits	2,015	—	—	2,015	2,015
Time deposits	2,449,149	—	—	2,449,149	2,449,149
Demand deposits	518,017	—	—	518,017	518,017
Subordinated notes payables	73,556	—	71,151	—	71,151
Cash reserves on loan and lease receivables	122,860	—	—	122,860	122,860
Other liabilities	15,724	—	—	15,724	15,724
17.   Regulatory Matters
(a)   Overview
Canada
The Company manages its capital in the VersaBank entity in accordance with guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The impact of the level of capital held on shareholders’ return on equity is an important consideration and the Company recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position. OSFI sets and monitors capital requirements for the Company. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted business plans and capital requirements and current and anticipated financial market conditions.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Failure by the Company to meet minimum capital requirements set by OSFI could result in certain mandatory and/or discretionary disciplinary actions by their regulators that could have a material adverse effect on the Company’s business and consolidated financial position.
In complying with the requirements set out by OSFI, the goal is to maintain adequate regulatory capital for the Company to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Company’s regulatory capital is composed of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital). The Company monitors its capital adequacy and related capital ratios on a daily basis and has Board approved and monitored policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and risk-based capital ratios.
The Company makes use of the Standardized Approach for credit risk as prescribed by OSFI, and therefore, may include eligible expected credit loss (“ECL”) allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach. Although the Company’s consolidated financial statements are prepared in conformity with US GAAP, OFSI’s capital requirements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Certain regulatory capital components, including the treatment of ECL allowances, are determined using IFRS Accounting Standards measures for regulatory reporting purposes.
(b)   Risk-based capital ratios
The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% Total capital ratio, all of which include a 2.50% capital conservation buffer.
OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off balance sheet assets of the Company are assigned a weighting ranging from 0% to 400% to determine the Company’s risk weighted equivalent assets and its risk-based capital ratios.
The Company’s risk-based capital ratios are calculated as follows (CAD in thousands, and in accordance with IFRS Accounting Standards):
Year ended October 31 2024
Common equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$215,610
Contributed surplus	2,485
Retained earnings	181,238
Accumulated other comprehensive income	(130)
CET1 before regulatory adjustments	399,203
Regulatory adjustments applied to CET1	(25,700)
Common Equity Tier 1 capital	$373,503

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Year ended October 31 2024
Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	—
Total Tier 1 capital	$373,503
Tier 2 Capital
Directly issued Tier 2 capital instruments	104,370
Tier 2 capital before regulatory adjustments	104,370
Eligible stage 1 and stage 2 allowance	3,303
Total Tier 2 capital	$107,673
Total regulatory capital	$481,176
Total risk-weighted assets	$3,323,595
Capital ratios
CET1 capital ratio	11.24%
Tier 1 capital ratio	11.24%
Total capital ratio	14.48%
As at October 31, 2024, the Company was in compliance with all minimum capital ratios prescribed by OSFI.
(c)   Leverage ratio
The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Company’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Company’s leverage ratio is calculated as follows (CAD in thousands, and in accordance with IFRS Accounting Standards):
2024
On-balance sheet assets
Asset amounts adjusted in determining the Basel III	$4,838,484
Tier 1 capital	(25,700)
Total on-balance sheet exposure	$4,812,784
Total off-balance sheet exposure at gross notational amount	701,104
Adjustments for conversion to credit equivalent amount	(451,759)
Total off-balance sheet exposures	$249,345
Tier 1 capital	373,503
Total exposures	$5,062,129
Leverage ratio	7.38%
As at October 31, 2024, the Company was in compliance with the leverage ratio prescribed by OSFI.
United States of America
In the United States of America, VersaBank USA is subject to various regulatory capital requirements administrated by the U.S. Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on VersaBank’s consolidated financial statements. Under capital adequacy

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
guidelines and the regulatory framework for prompt corrective action, VersaBank USA must meet specific capital guidelines that involve quantitative measures of VersaBank USA’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. VersaBank USA’s capital amounts and prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. VersaBank USA is subject to laws and regulations that limit the amount of dividends VersaBank USA can pay to VersaBank.
The figures on the table below are calculated according to U.S. Basel III as of September 30, 2024 and the most recent OCC submission as of October 31, 2024, respectively. VersaBank’s USA’s actual capital amounts and ratios are presented as follows:
At September 30, 2024	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Regulations
VersaBank USA
Tier 1 leverage ratio (Tier 1 capital to average assets)	$90,014	108.19%	$3,601	4.00%	$4,501	5.00%
Tier 1 common equity (to risk-weighted assets)	97,385	174.87%	2,506	4.50%	3,620	6.50%
Tier 1 capital (to risk-weighted assets)	97,385	174.87%	3,341	6.00%	4,455	8.00%
Total capital (to risk-weighted assets)	98,081	176.12%	4,455	8.00%	5,569	10.00%
18.   Operating Segments
The Company’s management reporting is organized into four reportable operating segments: Digital Banking Canada, Digital Banking USA, Digital Meteor, and DRTC. Reportable segments are based on the management reporting process and how the chief operating decision maker (“CODM”) regularly reviews results of the Company, which is based on geographic areas, with respect to Digital Banking, and customer base, with respect to Digital Meteor and DRTC. The chief executive officer (“CEO”) is the CODM and reviews actual and budgeted operating segment net income (after tax) when assessing performance and deciding how to allocate resources.
Reportable segments
Digital Banking Canada — The Company employs a business-to-business model using its proprietary financial technology to address underserved segments in the Canadian banking market. The Company obtains its deposits and invests in the vast majority of its credit assets electronically via its deposit and lending solutions for financial intermediaries.
Digital Banking USA — The Company has adopted a business-to-business model, leveraging its proprietary financial technology to address underserved segments of the US banking market, primarily through its wholly owned subsidiary, VersaBank USA. VersaBank USA raises deposits and delivers the majority of its credit assets electronically through its deposit and lending solutions tailored for financial intermediaries.
DRTC — Leveraging its internally-developed IT security software and capabilities, the Company established a wholly owned subsidiary, DRTC, to pursue significant large-market opportunities in cybersecurity and to develop solutions to address the rapidly-growing volume of cyber threats challenging financial institutions, multi-national corporations, and government entities.
Digital Meteor — Through its wholly owned subsidiary, DBG, the Company owns proprietary intellectual property and technology to enable the next generation of digital assets by the banking and financial community, including the Company’s Digital Deposit Receipt (“DDR”) technology.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Basis of presentation
The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Company’s CODM in reviewing and interpreting the operations and performance of each segment. The net income (after tax) derived for each reportable segment is dependent upon revenue and cost allocations using an activity-based model and other methodologies and assumptions management believes are appropriate to reflect the results of the business. Non-interest expenses contain both direct expenses and certain expenses not directly attributable to a specific business segment, including certain indirect overhead expenses or centralized/shared functions, which are allocated based on methodologies that reflect utilization. The accounting policies applied to these segments (including transactions between reportable segments) are consistent with those employed in the preparation of the Company’s Consolidated Financial Statements, as disclosed in Note 2.
Segmented information
As of and for the year ended October 31, 2024	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations(c)	Consolidated
Interest income	$209,302	$1,319	$—	$—	$—	$210,621
Interest expense	134,438	299	—	2	—	134,739
Net interest income	$74,864	$1,020	$—	$(2)	—	75,882
Non-interest income(a)	55	—	2,306	7,187	(998)	8,550
Total revenue	$74,919	$1,020	$2,306	$7,185	$(998)	$84,432
Provision for (recovery of) credit losses	(597)	682	—	—	—	85
Non-interest expenses:
Salaries and employee benefits	19,644	319	526	3,815	—	24,304
Depreciation and amortization	862	1	3	395	—	1,261
Other segment items(b)	15,669	341	1,482	2,985	(998)	19,479
Income (loss) before income taxes	$39,341	$(323)	$295	$(10)	$—	$39,303
Income tax provision	11,823	115	38	128	—	12,104
Net income (loss)	$27,518	$(438)	$257	$(138)	$—	$27,199
Total assets	$3,295,689	$166,729	$6,047	$15,044	$(13,920)	$3,469,589
Total liabilities	$3,115,843	$65,188	$935	$21,284	$(18,355)	$3,184,895

(a)
Included within this row are amounts to eliminate $998 of intersegment revenues earned by DRTC from Digital Banking Canada.

(b)
Other segment items for each reportable segment include expenses related to general and administrative expenses and other corporate overhead that have been allocated to the respective reportable segments.

(c)
Adjustments included are to eliminate to reconcile to the Company’s consolidated financial results.

Entity-wide information
Geographical information is provided below with respect to the Company’s assets. Revenues attributable to foreign operations for the year ended October 31, 2024 were not significant and have not been presented below.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
As of October 31, 2024	Assets(a)
Canada	$3,251,741
United States	217,848
Total	$3,469,589

(a)
Total assets include long-lived assets (which are insignificant and are not presented separately).

19.   Acquisitions
On August 30, 2024 the Company through its wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based Stearns Bank Holdingford N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota (renamed VersaBank USA), for cash consideration of $14,095. SBH is a fully operational, OCC‑chartered national bank, focused on small business lending. The acquisition followed the approval for acquisition received in June 2024 from OSFI, as well as the OCC and the US Federal Reserve.
Upon the close of the share acquisition of VersaBank USA, the Company acquired $68,410 in assets and assumed $54,315 in deposits and other liabilities. The acquisition included $1,921 of intangibles, composed of customer deposits. The acquisition will provide the Company with access to US deposits to support the growth of its RPP business.
The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:
August 30, 2024
Cash	$5,114
Securities	3,236
Loans	53,804
Fixed assets	233
Prepaid expenses and other	5
Intangible assets	1,921
Goodwill	4,097
Deposits	(54,287)
Accounts payable and other	(28)
Intangible asset reflects the value of the customer deposit base acquired, which has been assessed to have a useful life of 10 years. Goodwill primarily reflects the value of obtaining an OCC charter national bank licence and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Company’s existing Receivable Purchase Program business and is included in the Digital Banking USA reporting unit.
For the year ended October 31, 2024, VersaBank USA contributed $1,020 and $342 to the Company’s net-interest income and net income respectively. The costs associated with the acquisition of VersaBank USA totaling $4,188 were spread across fiscal years ending October 31, 2022, 2023, and 2024. These costs were included in the Company’s non-interest expense in the respective fiscal years in which they were incurred.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
20.   Parent Company Financial Information
Condensed financial information for the Company (Parent company only) is as follows:
Condensed Balance Sheet
At October 31, 2024
Assets
Cash and cash equivalents
Cash and due from banks	$119,706
Interest-bearing deposits in other banks	13,852
Total cash and cash equivalents	$133,558
Investment securities available-for-sale	$111,451
Investment securities held-to-maturity	12,657
Credit assets, net of deferred fees and costs	2,970,783
Allowance for credit losses	(2,624)
Credit assets, net of allowance for credit losses	$2,968,159
Premises and equipment, net	3,484
Investment in bank holding company subsidiaries	115,148
Investment in non-bank subsidiaries	—
Intercompany receivables from bank holding company subsidiaries	17,402
Intercompany receivables from non-bank subsidiaries	31,596
Other assets	7,538
Total assets	$3,400,993
Liabilities
Deposits:
Non-interest-bearing	$925
Interest-bearing	2,903,724
Total deposits	$2,904,649
Subordinated notes payable	$73,556
Cash reserves on credit assets	121,973
Other liabilities	16,121
Total liabilities	$3,116,299
Shareholders’ equity
Common shares	$183,467
Other shareholder’s equity	101,227
Total shareholders’ equity	$284,694
Total liabilities and shareholders’ equity	$3,400,993

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Condensed Statement of Income
At October 31, 2024
Interest income:
Credit assets	$188,941
Investment securities:
Taxable interest	14,402
Other	3,755
Total interest income	$207,098
Interest expense:
Deposits	$129,610
Subordinated notes	4,166
Other	486
Total interest expense	$134,262
Net interest income	$72,836
Recovery of credit loss provision	(597)
Net interest income after provision for credit losses	$73,433
Non-interest income
Other income	$1,526
Total non-interest income	$1,526
Non-interest expense:
Salaries and employee benefits	$19,238
General and administrative	14,219
Premises and equipment	2,842
Total non-interest expense	$36,299
Income before income tax expense and equity in undistributed earnings of subsidiaries	$38,660
Income tax expense	11,141
Equity in undistributed earnings of subsidiaries	(320)
Net income	$27,199
Total comprehensive income (loss) for the year, net of tax	$30,199

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
Condensed Statement of Cash flows
For the year ended October 31, 2024
Cash flows from operating activities:
Net income	$27,199
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed earnings of subsidiaries	320
Provision for credit losses	597
Stock-based compensation	256
Deferred income taxes (benefit)	1,868
Depreciation and amortization	376
Accretion of discount on securities	(215)
Foreign exchange rate change on assets and liabilities	(1,289)
Changes in operating assets and liabilities:
Increase in accrued interest receivable	(1,410)
Increase (decrease) in other assets and liabilities	624
Net cash provided by (used in) operating activities	$28,326
Cash flows from investing activities:
Maturities and sales of investment securities available-for-sale	$1,165,948
Purchase of securities available-for-sale	(1,155,944)
Net (increase) decrease in credit assets	(273,879)
Foreign exchange swap settlement	(2,625)
Purchase of property and equipment	(709)
Investment in subsidiaries	(103,570)
Net cash provided by (used in) investing activities	$(370,779)
Cash flows from financing activities:
Issuance of common shares	$439
Increase (decrease) in deposits	375,602
Redemption of subordinated notes payable	(3,600)
Redemption of preferred shares	(10,488)
Dividends paid	(2,637)
Net change in short-term intercompany borrowings	28,471
Net cash provided by (used in) financing activities	$387,787
Effect of exchange rate changes on cash, cash equivalents and restricted cash	$484
Cash, cash equivalents, and restricted cash:
Net change during the period	45,818
Balance, beginning of period	87,740
Balance, end of period	$133,558

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
VersaBank
Notes to Consolidated Financial Statements
(Expressed in Thousands of US Dollars, Except for Share and Per Share Amounts)
21.   Subsequent Events
On December 18, 2024, the Company completed a treasury offering of 5,660,378 common shares at a price of $13.25 per share, for gross proceeds of $75,000. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of $13.25 per share, for additional gross proceeds of $11,250.
On April 28, 2025, the Company received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float at the time of the approval.
The ability to make purchases commenced on April 30, 2025, and will terminate on April 29, 2026, or such an earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares purchased pursuant to the NCIB will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.
The Company has since purchased and cancelled 573,251 common shares for$6,616, pursuant to the NCIB.
Subject to the approval of the Company’s shareholders, the Company is proposing to effectuate a series of transactions that would cause, Versa Bancorp, a new entity, to succeed the Company as the publicly traded company in which existing shareholders hold their equity interests, thereby domesticating the Company as a U.S. reporting issuer incorporated in Delaware (the “Reorganization”).Under the proposed terms of the Reorganization, among other things, the Company will adopt an amendment to its by-laws and effect certain transactions to exchange all of the Company’s outstanding shares for shares of Versa Bancorp. Versa Bancorp will be a newly incorporated company, and will be the new parent of the Company. Immediately following the Reorganization, the Company will (i) adopt an amendment to its stock option plan to permit the Company’s option holders to acquire shares of Versa Bancorp upon exercise of their options instead of shares of the Company and (ii) sell all of its shares of VersaHoldings US Corp. and DRT Cyber Inc. to Versa Bancorp in exchange for a promissory note equal to the aggregate fair market value of such shares, which will be subsequently distributed to Versa Bancorp as a return of capital. The Reorganization is subject to regulatory approvals.
The Company’s shares are currently traded on the TSX and the Nasdaq Global Select Market under the symbol “VBNK”. The TSX has conditionally approved the listing of Versa Bancorp shares. Versa Bancorp expects that, as soon as possible following the consummation of the Reorganization, Versa Bancorp shares will be listed on the TSX under the symbol “VBNK”, the same symbol under which the Company shares are currently listed. Upon the consummation of the Reorganization, the Company’s shares will be delisted from the TSX. In addition, following the Reorganization, the Company may apply to cease to be a reporting issuer in all jurisdictions in Canada in which it is a reporting issuer and terminate its securities regulatory reporting obligations in Canada.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this prospectus and circular:
“$” except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
“Administrative By-Law Amendment” means the amendment to Section 6.2 of VersaBank’s By-Law No. 1 which splits the roles of CEO and President;
“Administrative By-Law Amendment Resolution” means the special resolution approving the amendment to Section 6.2 of VersaBank’s By-Law No. 1 to be considered at the Meeting by VersaBank shareholders, substantially in the form set out in Annex A hereto;
“AML/CFT” means anti-money laundering and countering the financing of terrorism;
“Auditor Appointment Proposal” has the meaning ascribed thereto in “The Annual and Special Meeting of Shareholders — The Meeting”;
“Awards” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;
“Bank Act” means the Bank Act (Canada);
“Bank Act Approvals” means the applications for approval of (i) the Minister of Finance (Canada) pursuant to Sections 373(1) and 377.1(1) of the Bank Act for the Parent to acquire a significant interest in, and control of, VersaBank; (ii) the Superintendent pursuant to Section 65(1) of the Bank Act for VersaBank to issue shares in consideration of property in connection with the conversion of VersaBank’s common shares into the Exchangeable Shares; (iii) the Superintendent pursuant to Section 494(4) of the Bank Act for VersaBank to enter into related-party asset transactions as part of a restructuring in respect of its sale of issued and outstanding shares of DRTC and VersaHoldings US Corp. to the Parent in exchange for the VersaB Corp Note; and (iv) the Superintendent pursuant to Section 75(4) for VersaBank to reduce its stated capital and distribute the amount of such reduction as a return of capital to the Parent following the Share Exchange;
“Beneficial Owners” refers to VersaBank shareholders who do not hold their VersaBank shares directly in their own name, but who hold their shares indirectly through Intermediaries;
“BSA” means the Bank Secrecy Act of 1970 as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001;
“Reorganization By-Law Amendment” refers to the amendments to be adopted, subject to shareholder approval, by resolution to create a new class of exchangeable shares in the capital of VersaBank to facilitate the reorganization;
“Canadian Securities Laws” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder;
“CAR” means OSFI’s Capital Adequacy Requirements Guideline;
“CCPA” means the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020;
“CDIC” means the Canada Deposit Insurance Corporation;
“CEO” means Chief Executive Officer;
“CET1” means Common Equity Tier 1;
“CFC” means foreign corporations for U.S. tax purposes;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
“CFPB” means the Consumer Financial Protection Bureau;
“CMHC” means the Canada Mortgage and Housing Corporation;
“Code” means the Internal Revenue Code of 1986;
“Commission” means the Securities and Exchange Commission;
“Competition Act” means the Competition Act (Canada);
“Competition Act Approval” means, with respect to the transactions contemplated by the Reorganization Agreement, either: (a) the issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act; or (b) both of (i) the applicable waiting periods under subsection 123(1) of the Competition Act shall have expired or have been waived in accordance with subsection 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act and (ii) the Parent shall have received a No Action Letter;
“Consideration” means one Parent share per VersaBank share;
“Covered Person” has the meaning ascribed thereto in “Management of the Parent Following the Reorganization — Limitation of Liability and Indemnification of Directors and Officers”;
“CIRCIA” means the Cyber Incident Reporting for Critical Infrastructure Act;
“CISA” means the Cybersecurity and Infrastructure Agency;
“DBG” means Digital Boundary Group Canada Inc.;
“Demand for Payment” has the meaning ascribed thereto in “Appraisal and Dissenters’ Rights of VersaBank shareholders”;
“Depositary” refers to Odyssey Trust Company, or such other Person as the Company may appoint to act as depositary in relation to the Reorganization, with the approval of the Parent, acting reasonably;
“DGCL” means Delaware General Corporation Law;
“Director Election Proposal” has the meaning ascribed thereto in “The Annual and Special Meeting of Shareholders — The Meeting”;
“Dissent Notice” means written objection to the Reorganization Resolution provided by a Dissenting Shareholder in accordance with the Reorganization Agreement;
“Dissent Rights” refers to the rights of VersaBank shareholders to exercise rights of dissent with respect to such VersaBank Shares pursuant to and in the manner set forth in Section 277 of the Bank Act, which is attached to this Management Circular as Annex G;
“Dissent Shares” has the meaning ascribed thereto in “Questions & Answers About the Reorganization”;
“Dissenting Shareholder” has the meaning ascribed thereto in “Questions & Answers About the Reorganization”;
“Diversity Policy” has the meaning ascribed thereto in “Management of VersaBank Before the Reorganization — Diversity on the Board and in Senior Management Positions”;
“Dividend Share Units” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;
“DRTC” means DRT Cyber Inc.;
“DSU” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval;
“Exchange Act” means the Securities Exchange Act of 1934;
“Exchangeable Shares” means the new class of exchangeable shares in the capital of VersaBank having the rights, privileges, restrictions and conditions set forth in the By-Laws Amendment;
“EY” means Ernst & Young LLP;
“FCAC” means the Financial Consumer Agency of Canada;
“FDIC” means the Federal Deposit Insurance Corporation;
“FinCEN” means the U.S. Treasury Department’s Financial Crimes Enforcement Network;
“FINTRAC” means the Financial Transactions and Reports Analysis Centre of Canada;
“Fiscal 2024” means the fiscal year ended October 31, 2024;
“Fiscal 2025” means the fiscal year ended October 31, 2025;
“GAAP” means the generally accepted accounting principles in the United States;
“GBH” means GBH, Inc.
“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;
“Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
“Initial Conversion” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Considerations”;
“Intermediaries” has the meaning ascribed thereto in “The Annual and Special Meeting of the Shareholders”;
“Investment Assets” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“IRS” means the U.S. Internal Revenue Service;
“KPMG” means KPMG LLP;
“Law” means, with respect to any Person, any and all applicable law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;
“Letter of Transmittal” means the letter of transmittal (printed on yellow paper) which will be mailed to each Registered Shareholders prior to the consummation of the Reorganization;
“Management Circular” means this management information circular furnished in connection with the solicitation of proxies by VersaBank’s management for use at the Meeting;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
“Meeting” means the special meeting of shareholders to be held in person at 1979 Otter Place, London, Ontario on            , 2026, at [10:30 a.m.] ET;
“MROL” means the Bank’s Multi-Family Residential Loans and Other portfolio;
“Nasdaq” means the Nasdaq Global Select Market;
“NEOs” means named executive officers;
“New Shares” has the meaning ascribed thereto in “Certain U.S. Federal Income Tax Considerations”;
“NI 45-102” means National Instrument 45-102 — Resale of Securities;
“NI 52-110” means National Instrument 52-110 — Audit Committees;
“No Action Letter” means written confirmation from the Commissioner of Competition appointed under subsection 7(1) of the Competition Act that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Reorganization Agreement;
“Non-Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“NVCC” means non-viability contingent capital;
“OBBBA” means One Big Beautiful Bill Act;
“OCC” means the Office of the Comptroller of Currency;
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control;
“Offer to Pay” has the meaning ascribed thereto in “Appraisal and Dissenters’ Rights of VersaBank shareholders”;
“Options” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;
“OSFI” means the Office of the Superintendent of Financial Institutions (Canada);
“Parent” means VersaB Corp, a Delaware corporation, incorporated for the purpose of the Reorganization;
“PCMLTFA” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status;
“PII” means Personally Identifiable Information;
“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada);
“Plan Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“POS” means point-of-sale;
“Proceeding” has the meaning ascribed thereto in “Management of the Parent Following the Reorganization — Limitation of Liability and Indemnification of Directors and Officers”;
“Proposals” has the meaning ascribed thereto in “Notice of Annual and Special Meeting of Shareholders”.
“Proposed Amendments” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
“Proposed Charter” has the meaning ascribed thereto in “Risk Factors”;
“Proposed Organizational Documents” has the meaning ascribed thereto in “Risk Factors”;
“prospectus/circular” means this prospectus and circular which, forms part of a registration statement on Form S-4 filed with the SEC by the Parent and VersaBank, and relates to the shares of common stock of the Parent to be issued to VersaBank’s shareholders upon consummation of the Reorganization;
“Proxy Submission Deadline” has the meaning ascribed thereto in “The Annual and Special Meeting of the Shareholders”;
“PSU” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;
“RBDT” means the Parent’s Real Bank Deposit Tokens;
“Record Date” refers to the close of business in Ontario, Canada on            , 2026;
“Registered Plan” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“Registered Shareholder” means the registered owner of shares on the Record Date as recorded on VersaBank’s share register;
“Registration Statement” has the meaning ascribed thereto in “Where You Can Find More Information”;
“Related Party Transaction Policy” has the meaning ascribed thereto in “Certain Relationships and Related Party Transactions”;
“Reorganization” means the By-Laws Amendment, and the other transactions contemplated by and provided for in the Reorganization Agreement, as a result of which, among other things, the Parent will become the holding company of VersaBank and its subsidiaries, as set out in Section [•] of the Reorganization Agreement;
“Reorganization Agreement” means the transaction agreement to be entered into by and between the Parent and VersaBank, together with the Schedules attached thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;
“Reorganization Proposal” has the meaning ascribed thereto in “Questions & Answers About the Reorganization”;
“Reorganization Resolution” means the special resolution approving the Reorganization to be considered at the Meeting by VersaBank shareholders, substantially in the form set out in Annex B hereto;
“Resident Dissenter” has the meaning set ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“Resident Holder” has the meaning ascribed thereto in “Certain Canadian Federal Income Tax Considerations”;
“RPP” means the Parent’s Receivable Purchase Program;
“RSU” has the meaning ascribed thereto in “Executive Compensation — Stock Option Plan”;
“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002;
“SEC” means the U.S. Securities and Exchange Commission;
“Securities Act” refers to the Securities Act of 1933, as amended;
“SEDAR+” means the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval+;
“SEDI” means the System for Electronic Disclosure by Insiders;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
“SEMA” means the Special Economic Measures Act;
“Sergei Magnitsky Law” means the Justice for Victims of Corrupt Foreign Officials Act;
“Share Exchange” has the meaning ascribed thereto in “Questions & Answers About the Reorganization”;
“SOC2” means DRTC’s VersaVault® System and Organization Controls 2;
“Stock Option Plan” means the Company’s Omnibus Long-Term Incentive Plan;
“Superintendent” means the Superintendent of Financial Institutions (Canada);
“Tax Act” means the Income Tax Act (Canada);
“TSX” means the Toronto Stock Exchange;
“UN Act” means the United Nations Act;
“U.S. Banking Agencies” has the meaning ascribed thereto in “Business — U.S. Regulation of VersaBank USA”;
“U.S. Federal Reserve” means the Board of Governors of the Federal Reserve System;
“U.S. Federal Reserve Approvals” means the approvals of the U.S. Federal Reserve required under Section 3 of the BHC Act and Regulation K of the U.S. Federal Reserve;
“VersaBank” refers to VersaBank, a Canadian Schedule I chartered bank;
“VersaBank USA” refers to VersaBank USA National Association, a U.S. federally chartered bank; and
“VersaB Corp Note” has the meaning ascribed thereto in “Questions & Answers About the Reorganization — General Questions & Answers for VersaBank Shareholders”.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX A
REORGANIZATION RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF
VERSABANK
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
The amendments to the by-laws of VersaBank attached as Annex C to the management information circular dated [·], 2026 (the “Circular”), whereby:

(a)
a new class of Exchangeable Shares of VersaBank will be created;

(b)
upon creation of the Exchangeable Shares, each common share of VersaBank will be changed into one Exchangeable Share;

(c)
immediately following the change of each common share of VersaBank into the Exchangeable Shares, each Exchangeable Share will be transferred automatically to VersaB Corp for:

(i)
where such Exchangeable Share is not a Dissent Share, an equivalent number of newly issued shares of common stock of VersaB Corp on a one-for-one basis to be issued directly to the non-Dissenting Shareholders by VersaB Corp; or

(ii)
where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value, in each case without further action by the holders thereof, by VersaBank or by VersaB Corp,

following which VersaB Corp will convert the Exchangeable Shares acquired by it into common shares on a one-for-one basis, are hereby approved.
2.
The Reorganization pursuant to the Reorganization Agreement attached as Annex F to the Circular to be entered into by and between VersaBank and VersaB Corp, that would cause VersaB Corp to become the holding company of VersaBank and its subsidiaries, as more particularly described and set forth in in the Circular (and as the Reorganization may be modified or amended in accordance with its terms), together with all transactions contemplated thereby, are hereby authorized, approved and adopted.

3.
Following VersaBank’s sale of its shares of VersaHoldings US Corp and DRT Cyber Inc. to VersaB Corp in exchange for a promissory note equal to the aggregate fair market value of such shares (as further described in the Reorganization Agreement) (the “Sale Consideration”), the stated capital account maintained for VersaBank’s common shares shall be reduced by the Sale Consideration, by distributing such amount as a return of capital to the shareholder(s) of VersaBank at such time, subject to:

(i)
receipt of approval in writing by the Superintendent of Financial Institutions (Canada) required under subsection 75(4) of the Bank Act (Canada); and

(ii)
VersaBank’s Chief Financial Officer being satisfied that the reduction of stated capital of VersaBank would not cause VersaBank to be in contravention of any regulation referred to in, or direction made pursuant to, section 485 of the Bank Act (Canada).

4.
Any officer or director of VersaBank is hereby authorized and directed, for and on behalf of VersaBank, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
5.
Notwithstanding the approval of this special resolution by VersaBank shareholders, the directors of VersaBank are hereby authorized and empowered to, at their discretion, without notice to or approval of VersaBank shareholders, (i) amend, modify or supplement the Reorganization Agreement to the extent permitted by the Reorganization Agreement, (ii) subject to the terms of the Reorganization Agreement, not to proceed with the Reorganization, and (iii) in the event that the Reorganization Agreement is terminated in accordance with its terms or the Reorganization does not proceed in accordance with the terms of Reorganization Agreement, not proceed with the adoption of the amendments to the by-laws or, if adopted, revoke the amendments.

6.
Defined terms used but not defined in this special resolution have the meaning given to them in Appendix 1 of Annex C of the Circular.

A-2

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX B
ADMINISTRATIVE BY-LAW AMENDMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS
OF
VERSABANK
(the “Bank”)
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
Section 6.2 of By-Law No. 1 of the Bank is amended by deleting the following sentence in its entirety:

“The chief executive officer shall also be designated the president of the Bank.”
2.
Any officer or director of the Bank is hereby authorized and directed, for and on behalf of the Bank, to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX C
REORGANIZATION BY-LAW AMENDMENT
The By-Laws of VersaBank (the “Bank”) are hereby amended:
1.
By deleting the following in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws of the Bank:

“The authorized capital of the Bank shall consist of:
(a)
an unlimited number of common shares without nominal or par value; and

(b)
an unlimited number of non-voting, preferred shares without par value.”

2.
By replacing the deleted text with the following:

“The authorized capital of the Bank shall consist of:
(a)
an unlimited number of common shares without nominal or par value;

(b)
an unlimited number of non-voting, preferred shares without par value; and

(c)
an unlimited number of exchangeable shares without nominal or par value.”

Effective at [6:00 a.m.] (Eastern Time) on the [fifth] business day (being any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York) after all required approvals to the closing of the Reorganization (as defined in the Reorganization Agreement made between the Bank and VersaB Corp (“VersaB Corp”) dated [•], 2025, as the same may be amended from time to time) have been obtained, or at such earlier or later time and/or date as the Bank and VersaB Corp may agree in writing (in either case, the “Effective Time”), and provided that all conditions to the closing of the Reorganization have been satisfied or waived at the Effective Time, then:
(i)
each outstanding common share shall be changed into one exchangeable share of the Bank having the rights, privileges, restrictions and conditions set forth in Section 5 of By-Law No. 2 (Share Capital) of the By-Laws without further action by the holders thereof or by the Bank; and

(ii)
immediately thereafter (such time, the “Automatic Exchange Time”), the Automatic Exchange (as defined in such Section 5 of By-Law No. 2 (Share Capital) of the By-Laws) shall occur.

3.
By adding Appendix 1 hereto as a new Section 5 of By-Law No. 2 (Share Capital) of the By-Laws.

Provided that the foregoing amendments to the By-Laws of the Bank have been approved by the shareholders of the Bank in the manner and to the extent required by the Bank Act (Canada), such amendments shall become effective immediately prior to the Effective Time (as defined in paragraph 2 above).

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
APPENDIX 1
EXCHANGEABLE SHARE ATTRIBUTES
The Exchangeable Shares shall have attached thereto the following rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”):
1.
Interpretation

1.1
Definitions

The following words and phrases whenever used in the Exchangeable Share Provisions shall have the following meanings, unless the context indicates otherwise:
(a)
“Automatic Exchange” means the automatic transfer to VersaB Corp of (i) Exchangeable Shares that are not Dissent Shares for the VersaB Corp Consideration pursuant to section 5.1(a) hereof, and (ii) Exchangeable Shares that are Dissent Shares for the right to receive a cash payment pursuant to section 5.1(b) hereof;

(b)
“Automatic Exchange Time” means the time specified in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws of the Bank;

(c)
“Bank” means VersaBank;

(d)
“Bank Act” means the Bank Act (Canada);

(e)
“business day” means any day, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or New York, New York;

(f)
“common shares” means common shares in the capital of the Bank;

(g)
“Depositary” means [•];

(h)
“Dissent Rights” means the rights of dissent in respect of the Reorganization provided for pursuant to section 277 of the Bank Act;

(i)
“Dissent Share” means an Exchangeable Share issued at the Effective Time (as defined in Section 2 of By-Law No. 2 (Share Capital) of the By-Laws) to a person who was at the Effective Time a Dissenting Shareholder in respect of the common share which was changed into such Exchangeable Share;

(j)
“Dissenting Shareholder” means a registered holder of a common share who, in connection with the Reorganization, has exercised Dissent Rights in strict compliance with section 277 of the Bank Act;

(k)
“Exchangeable Shares” means the new class of exchangeable shares in the capital of the Bank having the rights, privileges, restrictions and conditions set forth herein;

(l)
“Fair Value” means fair value as determined by a court under section 277 of the Bank Act or subject to Section [2.2] of the Reorganization Agreement, as agreed between the Bank and the holder;

(m)
“holder” means a registered holder of an Exchangeable Share;

(n)
“Reorganization” means the transactions contemplated by and provided for in the Reorganization Agreement;

(o)
“Reorganization Agreement” means the reorganization agreement made between the Bank and VersaB Corp as of [•], 2025 as the same may be amended from time to time;

(p)
“VersaB Corp” means [•]

(q)
“VersaB Corp Common Shares” means the common shares in the capital of VersaB Corp; and

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
(r)
“VersaB Corp Consideration” means one VersaB Corp Common Share per Exchangeable Share.

1.2
Non-Business Day

If any day on which or by which any other action is required to be taken hereunder is not a business day, then such action shall be required to be taken on the next succeeding day that is a business day.
1.3
Herein, Hereto, etc.

The words “herein”, “hereto”, “hereof” and similar words refer, unless the context clearly indicates the contrary, to the whole of the Exchangeable Share Provisions and not to any particular article, section, subsection, clause or paragraph thereof.
1.4
Number and Gender

Words importing the singular number only shall include the plural and vice versa, words importing the use of any gender shall include all genders and words importing persons shall include firms and corporations and vice versa.
2.
Dividends

2.1
Ranking

The Exchangeable Shares shall rank junior to any class of preferred shares of the Bank and shall rank equally with the common shares of the Bank with respect to priority in the payment of dividends.
2.2
Dividends

Subject to the prior rights of the holders of any class of preferred shares of the Bank, the holders of Exchangeable Shares shall be entitled to receive dividends proportionately on a share for share basis with holders of the common shares as and when declared by the board of directors of the Bank out of the monies properly applicable to the payment of dividends.
3.
Rights on Dissolution, Etc.

3.1
Ranking

The Exchangeable Shares shall rank junior to any class of preferred shares of the Bank and shall rank equally with the common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares with respect to priority in the distribution of assets of the Bank in the event of the liquidation, dissolution, winding-up or other distribution of assets of the Bank for the purpose of winding up its affairs, whether voluntary or involuntary.
3.2
Entitlement on Dissolution, Etc.

Subject to the prior rights of the holders of any class of preferred shares of the Bank, the holders of Exchangeable Shares shall be entitled to share proportionately on a share for share basis with holders of common shares and any other shares of the Bank which by their terms rank equally with the Exchangeable Shares or the common shares in the distribution of the remaining assets of the Bank in such event.
4.
Voting

Subject to the Bank Act, the holders of the Exchangeable Shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Bank on the same basis as a holder of common shares.
5.
Exchange; Dissent Shares

5.1
Automatic Exchange

Each Exchangeable Share shall be transferred automatically to VersaB Corp at the Automatic Exchange Time in exchange for:
(a)
where such Exchangeable Share is not a Dissent Share, the VersaB Corp Consideration to be issued directly to the non-Dissenting Shareholders by VersaB Corp; or

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
(b)
where such Exchangeable Share is a Dissent Share, the right to be paid Fair Value, in each case without further action by the holders thereof, by the Bank or by VersaB Corp.

5.2
Settlement on Exchange

(a)
At the Automatic Exchange Time and upon the occurrence of the Automatic Exchange, VersaB Corp Common Shares deposited with the Depositary by VersaB Corp in accordance with the Reorganization Agreement shall be held by the Depositary for the benefit of the former holders of Exchangeable Shares (other than Dissent Shares) entitled thereto.

(b)
At the Automatic Exchange Time, the Bank, on behalf of all former holders of Exchangeable Shares, shall issue, or shall cause its transfer agent to issue, to VersaB Corp a certificate representing all the Exchangeable Shares transferred to VersaB Corp, and each such former holder is hereby deemed to have authorized the issuance of such certificate on its behalf in respect of its proportionate interest in such certificate.

(c)
Any certificate which immediately prior to the Automatic Exchange Time represented outstanding common shares, other than a certificate held by a Dissenting Shareholder who is ultimately entitled to be paid an amount equal to the fair value of the common shares held by such Dissenting Shareholder, but was exchanged pursuant to Section 5.1, that has not been deposited, together with all other instruments reasonably required by the Depositary, with the Depositary on or prior to the fifth anniversary of the Automatic Exchange Time shall cease to represent a claim or interest of any kind or nature to the VersaB Corp Consideration. On such date, the VersaB Corp Consideration (and any dividends or distributions with respect thereto) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to VersaB Corp, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of the Bank, VersaB Corp or the Depositary shall be liable to any person in respect of any VersaB Corp Common Shares (or any dividends or distributions with respect thereto) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar laws.

6.
Conversion

6.1
Conversion Right

The Exchangeable Shares shall be convertible into common shares of the Bank at the option of the holder at any time and from time to time after the occurrence of the Automatic Exchange on the basis of one common share for each Exchangeable Share converted.
6.2
Conversion Procedure

The conversion right provided for in Section 6.1 may be exercised by notice in writing given to the Bank at its registered office or to the Depositary at its principal office in Toronto accompanied by the certificate or certificates representing the Exchangeable Shares in respect of which such conversion right is being exercised. Such notice shall be signed by such holder or his duly authorized attorney or agent and shall specify the number of Exchangeable Shares which the holder desires to have converted. If less than all the Exchangeable Shares represented by a certificate or certificates accompanying any such notice are to be converted, the holder shall be entitled to receive a new certificate representing the Exchangeable Shares represented by the surrendered certificate or certificates which are not to be converted.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX D
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VERSAB CORP

D-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX E
AMENDED AND RESTATED BYLAWS
OF
VERSAB CORP

E-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX F
REORGANIZATION AGREEMENT

F-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX G
SECTION 277 OF THE BANK ACT (CANADA)
Right to dissent
277 (1)   A holder of shares of a bank may dissent if the bank resolves to carry out a going-private transaction or squeeze-out transaction that affects those shares.
Payment for shares
(2)   In addition to any other right that the shareholder may have, but subject to subsection (25), a shareholder who complies with this section is, when the action approved by the resolution from which the shareholder dissents becomes effective, entitled to be paid by the bank the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted by the shareholders.
No partial dissent
(3)   A dissenting shareholder may claim under this section only with respect to all of the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(4)   A dissenting shareholder shall send to the bank, at or before any meeting of shareholders at which a resolution referred to in subsection (2) is to be voted on by the shareholders, a written objection to the resolution unless the bank did not give notice to the shareholder of the purpose of the meeting and their right to dissent.
Notice that resolution was adopted
(5)   The bank shall within 10 days after the day on which the shareholders adopt the resolution send to each shareholder who sent an objection under subsection (4) notice that the resolution was adopted. If it is necessary for the Minister or Superintendent to approve the transaction within the meaning of subsection 973(1) before it becomes effective, the bank shall send notice within 10 days after the approval. Notice is not required to be sent to a shareholder who voted for the resolution or one who has withdrawn their objection.
Demand for payment
(6)   A dissenting shareholder shall within 20 days after receiving the notice referred to in subsection (5)  — or, if they do not receive it, within 20 days after learning that the resolution was adopted by the shareholders — send to the bank a written notice containing
(a)
their name and address;

(b)
the number and class of shares in respect of which they dissent; and

(c)
a demand for payment of the fair value of those shares.

Share certificates
(7)   A dissenting shareholder shall within 30 days after sending a notice under subsection (6) send the certificates representing the shares in respect of which they dissent to the bank or its transfer agent.
Forfeiture
(8)   A dissenting shareholder who fails to comply with subsection (7) has no right to make a claim under this section.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
Endorsing certificate
(9)   A bank or its transfer agent shall endorse on any share certificate received in accordance with subsection (7) a notice that the holder is a dissenting shareholder under this section and shall without delay return the share certificates to the dissenting shareholder.
Suspension of rights
(10)   On sending a notice under subsection (6), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section. However, the shareholder’s rights are reinstated as of the date the notice was sent if:
(a)   the shareholder withdraws the notice before the bank makes an offer under subsection (11);
(b)   the bank fails to make an offer in accordance with subsection (11) and the shareholder withdraws the notice; or
(c)   the directors revoke under section 220 the special resolution that was made in respect of the going-private transaction or squeeze-out transaction.
Offer to pay
(11)   A bank shall, no later than seven days after the later of the day on which the action approved by the resolution from which the shareholder dissents becomes effective and the day on which the bank received the notice referred to in subsection (6), send to each dissenting shareholder who sent a notice
(a)   a written offer to pay for their shares in an amount considered by the directors of the bank to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)   if subsection (25) applies, a notice that it is unable to lawfully pay dissenting shareholders for their shares.
Same terms
(12)   Every offer made under subsection (11) for shares of the same class or series is to be on the same terms.
Payment
(13)   Subject to subsection (25), a bank shall pay for the shares of a dissenting shareholder within 10 days after the day on which an offer made under subsection (11) is accepted, but the offer lapses if the bank does not receive an acceptance within 30 days after the day on which the offer is made.
Court may fix fair value
(14)   If a bank fails to make an offer under subsection (11) or if a dissenting shareholder fails to accept an offer, the bank may, within 50 days after the day on which the action approved by the resolution from which the shareholder dissents becomes effective or within any further period that a court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application
(15)   If a bank fails to apply to a court under subsection (14), a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within any further period that the court may allow.
Venue
(16)   An application under subsection (14) or (15) is to be made to a court having jurisdiction where the bank’s head office is situated or, if the bank carries on business in the province in which the dissenting shareholder resides, in that province.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
No security for costs
(17)   A dissenting shareholder is not required to give security for costs in an application made under subsection (14) or (15).
Parties and Superintendent
(18)   On an application to a court under subsection (14) or (15),
(a)   all dissenting shareholders whose shares have not been purchased by the bank are to be joined as parties and are bound by the decision of the court;
(b)   the bank shall notify each of them of the date, place and consequences of the application and their right to appear and be heard in person or by counsel; and
(c)   the bank shall notify the Superintendent of the date and place of the application and the Superintendent may appear and be heard in person or by counsel.
Powers of court
(19)   On an application to a court under subsection (14) or (15), the court may determine whether any other person is a dissenting shareholder and is to be joined as a party and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers
(20)   The court may appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(21)   The final order of the court is to be rendered against the bank in favor of each dissenting shareholder for the value of the shares as fixed by the court.
Interest
(22)   The court may allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution from which the shareholder dissents becomes effective until the date of payment.
Notice that subsection (25) applies
(23)   If subsection (25) applies, the bank shall within 10 days after an order is made under subsection (21) notify each dissenting shareholder that it is unable to lawfully pay dissenting shareholders for their shares.
Effect of subsection (25)
(24)   If subsection (25) applies, a dissenting shareholder may by written notice delivered to the bank within 30 days after receiving notice under subsection (23)
(a)   withdraw their notice of dissent, in which case the bank is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)   retain their status as a claimant against the bank, to be paid as soon as the bank is able to lawfully pay them or, in a liquidation, to be ranked subordinate to the rights of the bank’s creditors but in priority to its shareholders.
Limitation
(25)   A bank may not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that the bank is or the payment would cause the bank to be in contravention of a regulation referred to in subsection 485(1) or (2) or of an order made under subsection 485(3).

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX H
VERSABANK — BOARD OF DIRECTORS MANDATE

H-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
ANNEX I
VERSABANK — AUDIT COMMITTEE MANDATE

I-1

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS & OFFICERS OF THE BANK
Canada
Under the Bank Act (Canada) and VersaBank’s by-laws, VersaBank indemnifies (i) any director or officer of VersaBank, (ii) any former director or officer of VersaBank and (iii) any other person who acts or acted at VersaBank’s request as a director or an officer of an entity of which VersaBank is or was a shareholder or creditor, for all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the person in respect of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a person referred to in any of (i) to (iii) above, if the director, officer or person acted honestly and in good faith with a view to the best interests of VersaBank and, in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, the director, officer or person had reasonable grounds for believing that the impugned conduct was lawful.
These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling VersaBank pursuant to the provisions described above, or otherwise, VersaBank has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
VersaBank has purchased, at its expense, a directors’ and officers’ liability insurance policy that covers individual directors and officers in circumstances where VersaBank is not able or permitted to indemnify such individuals. For the 12 months ending October 31, 2025, this insurance has a dedicated policy limit of C$10,000,000 for each claim. There is no deductible for this coverage. Premiums paid by VersaBank relating to directors’ and officers’ liability insurance are approximately C$1,416,607.92 per annum.
Delaware
Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director or officer, respectively, except for liability (i) for any breach of the director or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director or officer derived an improper personal benefit.
Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
As permitted by Section 102(b)(7) of the DGCL, the proposed certificate of incorporation (the “Proposed Charter”) of the Parent will provide that no director or officer of the Parent shall be liable to the Parent or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, respectively, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in the Proposed Charter will not eliminate the directors’ and officers’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director and officer of the Parent may be subject to personal liability for breach of the director or officer’s duty of loyalty to the Parent, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director or officer, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also will not affect a director or officer’s responsibilities under any other applicable law, such as the U.S. federal securities laws or state or federal environmental laws.
The Proposed Bylaws of the Parent will also provide that the Parent is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law.
Further, upon the consummation of the reorganization of VersaBank, the Parent will enter into director and officer indemnification agreements, pursuant to which the Parent will agree to additional indemnification and advancement procedures and protections for its directors and certain of its executive officers.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
EXHIBITS
(a)
The following exhibits are filed as part of this registration statement:

Number	Description
2.1*	Form of Plan of Reorganization, by and between VersaBank and VersaB Corp
3.1*	Certificate of Incorporation of VersaB Corp
3.2*	Bylaws of VersaB Corp
4.1*	[•]
5.1*	Opinion of Davis Polk & Wardwell LLP, regarding the validity of common stock
[8.1*	Opinion of Davis Polk & Wardwell LLP, regarding U.S. tax consequences to VersaBank shareholders]
[8.2*	Opinion of Stikeman Elliott LLP, regarding Canadian tax consequences to VersaBank shareholders]
10.1*	Form of Director & Officer Indemnification Agreement
10.2*	[Plans and agreements related to equity compensation, including stock options, to be added]
16.1*	Letter from KPMG LLP, regarding change in certifying accountant
21.1*	Subsidiaries of VersaB Corp
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Davis Polk & Wardwell LLP (included within Exhibit[s] 5.1 [and 8.1])
[23.3*	Consent of Stikeman Elliott LLP (included in Exhibit 8.2)]
24.1*	Powers of Attorney (included in the signature page to this registration statement)
99.1*	Form of Proxy
99.2*	Letter of Transmittal
107*	Filing Fee Table

*
To be filed by amendment.

(b)
Financial Statement Schedules

None.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
UNDERTAKINGS
1.
The undersigned registrant hereby undertakes:

(a)
to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)
that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e)
that, for the purpose of determining liability of such registrant under the Securities Act to any purchaser in the initial distribution of the securities, such undersigned registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
(iii)
the portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by such undersigned registrant to the purchaser;

(f)
that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(g)
that every prospectus (i) that is filed pursuant to paragraph (f) above or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this registration statement when it became effective.

CONFIDENTIAL TREATMENT REQUESTED BY VERSAB CORP.
PURSUANT TO 17 C.F.R. § 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, Ontario, on            , 2026.
VERSAB CORP
By:
Name: David Taylor
Title: Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Taylor and Brent Hodge as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            , 2026 in the capacities indicated:
Signature	Title	Date

David Taylor	Chief Executive Officer and President (principal executive officer)	, 2026
Nicolas Ospina	Chief Financial Officer (principal financial and accounting officer)	, 2026
	Director	, 2026
	Director	, 2026